LOTTOMATICA

00153 Roma - Viale del Campo Boario, 56/d
T 06 518991 F 06 51894300

**Lottomatica S.p.A. (File No. 82-34963)**


SEC MAIL PROCESSING
RECEIVED
JUN 01 2006
WASH. D.C.
199
SECTION


06014008

**By Mail**

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549
U.S.A.



Re: ***Lottomatica S.p.A. (File No. 82-34963)***
***Submission Pursuant to Rule 12g3-2(b)(1)(iii)***

Ladies and Gentlemen:

By letter dated March 31, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Lottomatica S.p.A. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Italian and/or Luxembourg law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders starting from March,11, 2006:

From March 11, 2006 through the date hereof, the following information has been made public pursuant to Italian law, filed with (and made public by) the CONSOB or the *Borsa Italiana*:

LRS-30-00119/06



LOTTOMATICA

Securities and Exchange Commission
[30/05/2006]
Page 2


SEC MAIL PROCESSING
RECEIVED
JUN 0 1 2006
WASH, D.C.
199
SECTION

| Name of Document | Date of Document | Number of Schedule II | English Summary |
|---|---|---|---|
| (i) Balance Sheet Income Statement and Explanatory Notes as of December 31, 2005. | December 31, 2005 | 2 | English version available |
| (ii) Consolidated Annual Report 2005. | December 31, 2005 | 2 | English version available |
| (iii) Annual Report 2005 (including summary of subsidiaries' financial statements) | December 31, 2005 | 2 | English version available |

| Name of Document | Date of Document | Number of Schedule II | English Summary |
|---|---|---|---|
| (iv) Reports of the Board of Directors regarding the items of the Agenda of the shareholders meeting of April 12, 2006 | March 9, 2006 | 14(a) 14(b) | English version available. The Board of Directors addresses the following proposals to be submitted to the shareholders' meeting: (i) the approval of the Company's financial statements as of December 31, 2005; (ii) the distribution of reserves; (iii) share scheme for key executives and managers of Lottomatica; (iv) certain amendments to the by-laws (relating to the corporate purpose, the extension of the term of duration of the Company, the appointment of more than one Chief Executive officer and more than one Vice Chairman); (v) the granting upon the Board of Directors of the power to increase the share capital. |
| (v) Notice of Call of Shareholders'Meeting | March 10, 2006 | 17(a), 17(c) | English version available. Notice convening shareholders' meeting to be held on April 12, 2006 |

| Name of Document | Date of Document | Number of Schedule II | English Summary |
|---|---|---|---|
| (vi) Reports of the Board of Statutory Auditors relating to financial year 2005. | March 16, 2006 | 2 | The Board of Statutory Auditors summarizes the activities carried out in 2005. And in particular: a) the number of the board of directors' and executive committee's meetings attended; b) the number of meetings of the statutory auditors during which they have been informed by the directors and the External Auditors about the activities carried out; c) the information collected with reference to the organizational chart and the internal audit, d) the number of the meetings of the Compensation and internal Control Committees attended; e) the verification of the compliance to the Corporate Governance Code and to the law 231/01 and in general to the laws and to the bylaws; f)the verification of the adequacy of the organizational chart of the company. Considering the above the Statutory Auditors have given their approval to the Financial Statement of the Company. |

| Name of Document | Date of Document | Number of Schedule II | English Summary |
|---|---|---|---|
| (vii)List of the Company's relevant participations and list of external auditors'angagments | April 6, 2006 | N/A | List of companies in wich Lottomatica owns shares, pursuant to Art. 120 of Legislative Decree No. 58/1998 |
| (viii) Press Release: Lotto Wagers March 2006. | April 6, 2006 | 9 | English version available |
| (ix) Press Release: Internal Dealing | April 7, 2006 | 9 | English version available |
| (x) Press Release: Lottomatica shareholders meeting. | April 12, 2006 | 9 | English version available |
| (xi) Press Release: Lorenzo Pellicioli appointed as Chairman of Lottomatica | April 12, 2006 | 16 | English version available |
| (xii) Notice of changes in directors: appointment of Mr Lorenzo Pellicioli as new Chairman of Lottomatica | April 12, 2006 | 16 | English version not available. |

| Name of Document | Date of Document | Number of Schedule II | English Summary |
|---|---|---|---|
| (xiii) Minutes of the shareholders' meeting of April 12, 2006 (including the Company's new by-laws). | April 12, 2006 | 14(b) | The Board of Directors addresses the following proposals to be submitted to the shareholders' meeting: (i) the approval of the Company's financial statements as of December 31, 2005; (ii) the distribution of reserves; (iii) share scheme for key executives and managers of Lottoamtica; (iv) certain amendments to the by-laws (relating to the corporate purpose, the extension of the term of duration of the Company, the appointment of more than one Chief Executive officer and more than one Vice Chairman); (v) the granting upon the Board of Directors of the power to increase the share capital. |
| (xiv) Press Release: Internal Dealing | April 14, 2006 | 9 | English version available |
| (xv) Press Release: 1Q 2006 Financial results | April 27, 2006 | 9 | English version available |
| (xvi) Resolution of the Board of Directors approving the issue of debt securities | April 27, 2006 | 15 (b) | English version available |

| Name of Document | Date of Document | Number of Schedule II | English Summary |
|---|---|---|---|
| (xvii) Consolidated Report as of March 31, 2006 | April 27, 2006 | 4 | English version not yet available |
| (xviii) Press Release: Capital securities offering lanch | April 28, 2006 | 9 | English version available |

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at 06/51899977. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

LOTTOMATICA S.P.A.

By: Claudia Ricchetti
Claudia Ricchetti
Direttore Affari Legali, Regolamentari e Societari

(i)

(ii)

(iii)




SEC MAIL PROCESSING
RECEIVED
JUN 01 2006
WASH, D.C. 199
SECTION

**LOTTOMATICA S.p.A.**

Registered office: Rome, Viale del Campo Boario no. 56/d

Paid-up share capital: Euro [89,231,456.00]

Rome Register of Companies, VAT and Fiscal Code no. 08028081001

Subject to the direction and coordination activity of De Agostini S.p.A.

# EXPLANATORY REPORT OF THE BOARD OF DIRECTORS ON THE PROPOSED APPROVAL OF THE STOCK OPTION PLAN RESERVED FOR EMPLOYEES OF LOTTOMATICA S.P.A. AND/OR ITS SUBSIDIARIES, AND TO GRANT THE BOARD OF DIRECTORS THE POWERS TO EXECUTE IT, UNDER ITEM 3 ON THE AGENDA OF THE SHAREHOLDERS' MEETING TO BE HELD ON APRIL 12 AND 13, 2006, ON FIRST CALL AND SECOND CALL, RESPECTIVELY

**Item 3 on the agenda** - ***"Approval of the plan to allot shares reserved for employees of Lottomatica S.p.A. and/or its subsidiaries and granting the Board of Directors the powers to execute it; inherent and consequent resolutions".***

Dear Shareholders,

in the framework of the project to acquire the entire share capital of GTECH Holdings Inc. (hereinafter referred to as "**GTECH**"), fully described in the explanatory report (to which reference is made) concerning item 5 on the Agenda for the Shareholders' Meeting (hereinafter referred to as the "**Acquisition**"), some of the present GTECH managers are expected to invest some of the monetary consideration they receive as a result of the Merger (as defined in the explanatory report concerning item 5 on the Agenda for the Shareholders' Meeting) in Lottomatica S.p.A. shares, against annulment of their GTECH shares. In this context, and view of the reorganization of the management of Lottomatica and its group that is planned to take place after the Acquisition, the Board of Directors has called you to this Ordinary Shareholders' Meeting to submit for your approval the Company's stock option plan reserved for the present GTECH managers that make the above investment, as well as for other employees of the Company and/or its subsidiaries, that will take on, or retain, certain positions and responsibilities in the context of the above management reorganization (hereinafter referred to as the "**Plan**").

In this connection, it should be noted that, as you know, the regulatory framework concerning the assignment of stock to persons working for companies, employees or collaborators of listed companies or of other controlling companies or subsidiaries changed as a result of the entry into force of Law No. 262 of December 28, 2005, bearing provisions on savings protection and the regulations on capital markets. Specifically, this law introduced the provision under Article 114-*bis* into Legislative Decree No. 58/1998 (the so-called "Consolidation Act on Finance" [*Testo Unico della Finanza*]): the first part of paragraph 1 of this clause states that pay schemes based on stock or financial instruments for such persons must be approved by the Shareholders' Meeting.

The Board of Directors, therefore, intends to submit the Plan for the approval of the Shareholders' Meeting, also asking to be granted the appropriate power to execute it, with the option to sub-delegate. The Board may avail itself of its delegated power to increase the Company's share capital to service the Plan, excluding the right of option pursuant to Article 2441, last paragraph, of the Italian Civil Code under item 5 of the Agenda for the Shareholders' Meeting.

***Reasons for the Plan***

As regards the management team of the new Lottomatica group after the Acquisition, we would first remind you that the GTECH management, with their proven ability and skill at international level, will be called upon to integrate the Company's management to consolidate the new group's leadership.

As already mentioned, the main reason behind the Plan is to give some of the present GTECH managers, in accordance with the arrangements that are in the process of being discussed with them, the opportunity to invest some of the monetary consideration they receive after the Merger (as defined in the explanatory report concerning item 5 on the Agenda for the Shareholders' Meeting) in Lottomatica S.p.A. shares, against annulment of their GTECH shares. The fact that these managers intend to make this investment shows the confidence they have in the future of the Company and its group. Furthermore, considering the roles they will take on in the new group after the Acquisition, the Board of Directors deems that the approval of a stock option plan in their favor is fully in the Company's interests. The Plan may also be made available to other employees of the Company and/or its subsidiaries that will take on or retain roles and responsibilities of a high level in the context of the management reorganization after the Acquisition.

To conclude, in the Board of Directors' opinion, the participation in the share capital of Lottomatica S.p.A. of persons occupying strategic positions which are decisive for the success of the Company and its group will be a continuing incentive for them to work towards growth in the value of the Company.

***Beneficiaries***

The Plan is reserved for some of the present GTECH managers that have undertaken to make the investment referred to (these are expected to include Bruce W. Turner, Jaymin Patel and Walter De Socio), as well as for other employees of the Company and/or its subsidiaries that will take on or retain roles and responsibilities of a high level in the context of the management reorganization after the Acquisition. When they subscribe the shares assigned to them, the beneficiaries will in any event be employees of Lottomatica S.p.A. and/or its subsidiaries. The beneficiaries and the number of shares to be assigned to each will be selected, in the Company's interests, by the Board of Directors, if necessary on the proposal of the Remuneration Committee, the decision also being based on the positions and the responsibilities the individual beneficiaries will assume within the new corporate group after the Acquisition.

***Object***

The Plan concerns the Company's ordinary shares, with a par value of Euro 1.00 each, deriving from the capital increase of a maximum nominal amount of Euro 50,000,000.00.- (hereinafter referred to as the "**Capital Increase**") which may be resolved by the Board of Directors - excluding the option right under Article 2441, last paragraph, of the Italian Civil Code - by making use of the delegation of powers under item 5 on the Agenda for the Shareholders' Meeting. In exercising its delegated powers, the Board of Directors will determine the period of execution of the Capital Increase. At present it is expected to be carried out when the Acquisition is completed, and in any event within the end of 2006.

***Conditions***

Considering that the Plan is inseparably connected with the Acquisition, its execution is subordinate to the completion of the latter, in accordance with the Merger Agreement (as defined in the explanatory report concerning item 5 on the Agenda for the Shareholders' Meeting).

***Subscription price of the shares***

The Board of Directors will have to fix the subscription price of the shares offered under the Plan, which will be the same as the subscription price of the Capital

Increase serving the Acquisition (as defined in the explanatory report concerning item 5 on the Agenda for the Shareholders' Meeting) to be offered as an option to shareholders. The Board of Directors itself will have the power to resolve this Capital Increase if the proposed delegation under item 5 on the Agenda for the Shareholders' Meeting is approved.

***Limitations on the availability of the shares***

The Board of Directors may put temporary limitations on the availability of the shares reserved for the beneficiaries.

***Granting the Board of Directors the powers to execute the Plan***

Finally we propose that the Board of Directors be granted all the necessary and appropriate powers to execute the Plan. Specifically, purely as examples, the Board of Directors will have the power, which it may sub-delegate: (i) to select the beneficiaries from among the employees of the Company and/or its subsidiaries and determine the number of shares to assign to each, in the interests of the Company and on the basis of the positions and the responsibilities that the individual beneficiaries will assume in the context of the new corporate group after the Acquisition, all this, if appropriate, on the proposal of the Remuneration Committee; (ii) to put any temporary limitations that may be advisable on the availability of the shares reserved for the beneficiaries; and (iii) to decide all other terms and conditions necessary for the execution of the Plan, even if they differ from one beneficiary to another.

*** ***

If it is in agreement with these proposals, the Shareholders' Meeting is asked to approve the following resolutions:

*"The Ordinary Shareholders' Meeting of Lottomatica S.p.A.*

- *having examined the explanatory report of the Board of Directors and the proposals contained therein;*

*resolves:*

*I. to approve the stock option plan concerning the Company's ordinary shares and reserved for employees of Lottomatica S.p.A. and/or its subsidiaries (hereinafter referred to as the "**Plan**"), as indicated in the explanatory report of*

*the Board of Directors;*

*II. to grant the Board of Directors all the necessary and appropriate powers to execute the Plan. Specifically, purely as examples, the Board of Directors will have the power, which it may sub-delegate: (i) to select the beneficiaries from among the employees of the Company and/or its subsidiaries and determine the number of shares to assign to each, in the interests of the Company and on the basis of the positions and the responsibilities that the individual beneficiaries will assume in the context of the new corporate group after the Acquisition, all this, if appropriate, on the proposal of the Remuneration Committee; (ii) to put any temporary limitations that may be advisable on the availability of the shares reserved for the beneficiaries; and (iii) to decide all other terms and conditions necessary for the execution of the Plan, even if they differ from one beneficiary to another. The Board of Directors may use its delegated powers to increase the share capital serving the Plan - excluding the option right under Article 2441, last paragraph, of the Italian Civil Code - under item 5 on the Agenda for the Shareholders' Meeting;*

*III. to grant the pro tempore Chairman of the Board of Directors and the Managing Director(s), also separately, all the necessary powers, with the option of sub-delegating them, for the discharge of the legal and regulatory formalities consequent on the resolutions that have been adopted".*

LOTTOMATICA

**Lottomatica S.p.A.**

Registered office: Rome, Viale del Campo Boario no. 56/d

Paid-up share capital of Euro [89,231,456.00]

Rome Register of Companies, VAT and Fiscal Code No. 08028081001

Subject to the direction and coordination activity by De Agostini S.p.A.

# EXPLANATORY REPORT OF THE BOARD OF DIRECTORS, PURSUANT TO MINISTERIAL DECREE No. 437 OF NOVEMBER 5, 1998, ON PROPOSAL ON THE AGENDA FOR THE EXTRAORDINARY SHAREHOLDERS' MEETING OF APRIL 12 AND 13, 2006, ON FIRST AND SECOND CALL, RESPECTIVELY, CONCERNING THE DISTRIBUTION OF THE SHARE PREMIUM RESERVE, REDUCING THIS RESERVE ACCORDINGLY

Dear Shareholders,

this year too, the Board of Directors intends to keep to the same equity valuation policy as that adopted in previous financial years, as the market was already told when the transaction for the acquisition of GTECH Holdings Corporation was announced, for which reference is made to the reports prepared in relation to items 4 and 5 on the Agenda for the Shareholders' Meeting to be held on April 12 and 13, 2006.

With this in mind, in order to pay out an extraordinary dividend of Euro 1.30 (one//30) per share, it is proposed, in addition to distributing the profit for the period totaling Euro 61,006,236.00.-, less the amount to be appropriated to the creation of the entire legal reserve pursuant to and for the purposes of the combined provisions under Articles 2431 and 2430 of the Italian Civil Code (to the extent of 20% of the share capital), to distribute a portion of the share premium reserve, reducing this reserve accordingly.

We remind you that the dividends, which will be payable starting from April 27, 2006, after the relative coupons have been detached on April 24, 2006, are not entitled to any tax credit. As regards tax treatment, the portion of dividends attributable to the profit for the period and the portion of dividends attributable to the share premium reserve will be specified during the Shareholders' Meeting.

*** ***

In view of the above, if the Shareholders' Meeting is in agreement with the proposal, it is asked to approve the following resolution:

The Extraordinary Shareholders' Meeting of Lottomatica S.p.A.

- having examined the Board of Directors' explanatory report and the proposal contained therein, for the purposes of the distribution of an extraordinary dividend of Euro 1.30 (one//30) per share, in addition to distributing the profit for the period totaling Euro 61,006,236.00.-, less the amount to be appropriated to the creation of the entire legal reserve pursuant to and for the purposes of the combined provisions under Articles 2431 and 2430 of the Italian Civil Code (to the extent of 20% of the share capital)

resolves:

to distribute a portion of the share premium reserve, reducing this reserve accordingly.

The Board of Directors





**Lottomatica S.p.A.**

Registered office: Rome, Viale del Campo Boario no. 56/d

Paid-up share capital of Euro [89,231,456.00]

Rome Register of Companies, VAT and Fiscal Code n. 08028081001

Subject to the direction and coordination activity by De Agostini S.p.A.

**EXPLANATORY REPORT OF THE BOARD OF DIRECTORS, PURSUANT TO MINISTERIAL DECREE NO. 437 OF NOVEMBER 5, 1998, ON PROPOSAL CONCERNING THE "FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005, AND ALLOCATION OF PROFITS FOR THE PERIOD" ON THE AGENDA OF THE ORDINARY SHAREHOLDERS' MEETING OF APRIL 12 AND 13, 2006, ON FIRST AND SECOND CALL, RESPECTIVELY; DIRECTORS' REPORT ON OPERATIONS, REPORT OF THE BOARD OF STATUTORY AUDITORS; INHERENT AND CONSEQUENT RESOLUTIONS".**

Dear Shareholders,

the 2005 financial year shows a net income of € 61,006,236.00.-, compared to € 47,119,000.00.- posted in 2004. Revenues from sales and services totaled € 443,269,349.00.-, compared to € 504,042,890.00 posted in 2004.

As regards the Lotto game in particular, wagers were € 7.28 billion, down by 38% compared to 2004, with revenues for the fees due to the Company totaling € 432 million in 2005 compared to € 494 million in 2004. The wagers for late numbers, equal to approximately € 1,574 million, showed a sharp decrease compared to € 5,654 million in the same period of the previous year. "Core" wagers also showed a slight decrease, totaling € 5,740 million compared to € 5,654 million posted in 2004, even showing signs of a certain structural stability.

As a result of the lower wagers, the total number of bets went down from approximately € 3.0 billion in 2004, to approximately € 2.6 billion in 2005.

The reduction in wagers is mainly attributable to the absence of late numbers capable of attracting the attention of players, after number 53 being drawn on the Venice wheel. The drop in gambling on late numbers reduced the typical drive that such numbers usually generate on normal wagers also causing in this way, a reduction in core wagers.

There was a significant reduction in operating costs, from approximately € 313 million in 2004 to more than € 243 million in 2005, while EBITDA rose from about € 230 million to about € 245 million; the impact of margins on revenues from sales and services passed from 45.5% in 2004 to 55.3% in 2005, in spite of the fall in revenues that has been mentioned. The increase in this ratio was due, *inter alia*, to the fact that the cost saving and operating efficiency process continued, that had been launched in the past.

EBIT fell from about € 123 million to nearly € 100 million, which was substantially a reflection of the greater amortization and depreciation - over € 45 million - arising from the deficit from the merger of Lottomatica S.p.A. and FinEuroGames S.p.A. by incorporation into NewGames S.p.A., and allocated under goodwill.

Depreciation of property, plant and equipment fell by nearly € 13 million, despite the fact that the project to replace 33,000 Lotto terminals was launched during the year 2005.

Financial management shows a net positive balance of more than € 25 million as a result of entering dividends collected by the merged company FinEuroGames S.p.A. during 2005. These were recognized in the Company's accounts as a result of the abovementioned merger, while the interest due on the debenture loan issued by the Company was about € 17 million.

Extraordinary management showed a negative balance of about € 18 million, attributable to the recognition of costs attributable to previous years, the costs of corporate reorganization and the amounts paid to settle court and arbitration disputes.

Investments in intangible assets, net of the merger deficit that was recognized, came to about € 15 million, mainly arising from the improvements made to the Company's new head office located in Rome, at Viale del Campo Boario. Investments of more than € 58 million in property, plant and

equipment are mainly attributable to the project to replace the Lotto terminals, which involved the purchase of 28,200 terminals, more than half of which were installed during the 2005 financial year, in furtherance of the abovementioned project to replace old terminals.

Finally, net debt totaled nearly € 305 million.

The financial statements have been submitted to the Reconta Ernst & Young independent auditors, which, pending the expression of its final opinion pursuant to law, has not seen any reason preventing it from expressing an opinion that does not contain any criticisms.

In view of the above, the Shareholders' Meeting is asked:

- to approve the annual accounts of Lottomatica S.p.A. for the year ended December 31, 2005, showing a net income of Euro 61,006,236.00.-, and the relevant accompanying reports;

- to allocate such a portion of the abovementioned income to the legal reserve as may be needed to bring it up to 20% of the share capital, also for the purposes of the partial distribution of the share premium reserve, after this reserve has been reduced accordingly, under item 2 on the Agenda for the Shareholders' Meeting to be held on April 12 and 13, 2006, and the relevant explanatory report of the Board of Directors, to which reference is made;

- to distribute the remainder of the profit for the period among the Shareholders.

We remind Shareholders that the dividends, which will be payable starting from April 27, 2006, after the relative coupons have been detached on April 24, 2006, are not entitled to any tax credit. As regards tax treatment, the portion of dividends attributable to the profit for the period and the portion of dividends attributable to the share premium reserve will be specified during the Shareholders' Meeting.

The Board of Directors

**EXPLANATORY REPORT OF THE BOARD OF DIRECTORS OF LOTTOMATICA S.P.A. ON PROPOSAL TO AMEND THE FOLLOWING SECTIONS OF BY-LAWS: SECTION 3 (DURATION), PARAGRAPH 3.1; SECTION 5 (SHARE CAPITAL), PARAGRAPH 5.3 (VII) LETTER A), UPON PRIOR AMENDMENT TO THE SHAREHOLDERS' MEETING RESOLUTION OF SEPTEMBER 21, 2005; SECTION 10 (CHAIRMANSHIP AND PROCEEDINGS), PARAGRAPH 10.1; SECTION 14 (BOARD OF DIRECTORS: OPERATION), PARAGRAPHS 14.1, 14.2 AND 14.3; SECTION 15 (BOARD OF DIRECTORS' MEETINGS), PARAGRAPH 15.2; SECTION 16 (VALIDITY AND MINUTES OF THE BOARD OF DIRECTORS' RESOLUTIONS), PARAGRAPH 16.2; SECTION 18 (CHAIRMAN), PARAGRAPHS 18.2 AND 18.3; SECTION 19 (MANAGING DIRECTOR AND GENERAL MANAGER), PARAGRAPHS 19.1, 19.2 AND 19.3; SECTION 21 (REPORT TO THE BOARD OF STATUTORY AUDITORS), PARAGRAPHS 21.2; SECTION 24 (DISSOLUTION AND WINDING-UP), PARAGRAPH 24.1; INHERENT AND CONSEQUENT RESOLUTIONS, AS DRAWN UP PURSUANT TO ARTICLE 72, PARAGRAPH 1, OF THE REGULATIONS ADOPTED BY CONSOB RESOLUTION NO. 11971 OF MAY 14 1999, AS SUPPLEMENTED AND AMENDED.**

Dear Shareholders,

the Board of Directors has called you to an Extraordinary Meeting to submit for your approval the proposal to amend the following sections of By-Laws: section 3 (Duration), paragraph 3.1; section 5 (Share Capital), paragraph 5.3 (vii) letter a), upon prior amendment to the Shareholders' Meeting resolution of September 21, 2005; section 10 (Chairmanship and Proceedings), paragraph 10.1; section 14 (Board of Directors: operation), paragraphs 14.1, 14.2 and 14.3; section 15 (Board of Directors' Meetings), paragraph 15.2; section 16 (Validity and Minutes of the Board of Directors' Resolutions) paragraph 16.2; section 18 (Chairman), paragraphs 18.2 and 18.3; section 19 (Managing Director and General Manager), paragraphs 19.1, 19.2 and 19.3; section 21 (Report to the Board of Statutory Auditors), paragraph 21.2; section 24 (Dissolution and winding-up), paragraph 24.1.

This report (hereinafter referred to as the "**Report**"), as drawn up by the Board of Directors pursuant to Article 72, paragraph 1, of the "Regulations implementing Legislative Decree no. 58 of February 24, 1998, on issuers" ("*Regolamento di attuazione del D. Lgs. 24 febbraio 1998, n. 58 concernente la disciplina degli emittenti*"), adopted by CONSOB Resolution no. 11971 of May 14, 1999, as supplemented and amended (hereinafter referred to as the "**Regulations**") describes and gives the reasons, in particular, for the proposals regarding (1) the extension of the duration of the Company and (2) the possibility of also appointing one or more managing directors and more vice-chairmen - with a consequent amendment to the clauses in the Company's by-laws that refer to the Company's delegated bodies and the cumulativeness of some corporate positions, excluding the cumulativeness, under the current By-Laws, of the position of Chairman with that of Managing Director. The Report also gives a synthetic explanation of the proposed amendments to section 5 (Share capital), paragraph 5.3, (vii), letter a), upon prior amendment to the Shareholders' Meeting resolution of September 21, 2005, and section 24 (Dissolution and winding-up), paragraph 24.1, of company's by-laws.

Shareholders' Meeting resolution of September 21, 2005, and section 24 (Dissolution and winding-up), paragraph 24.1, of company's by-laws.

The report will also compare the current text of the Company's by-laws, article by article, with the new text proposed, explaining the relevant changes.

## 1. REASONS FOR THE PROPOSED AMENDMENTS TO THE COMPANY'S BY-LAWS

### a) *The acquisition of GTECH*

The proposed amendments to the Company's by-laws regarding the extension of the Company's duration and the possibility of appointing one or more managing directors and one or more vice-chairmen, with the consequent amendment to the clauses in the Company's by-laws that refer to the Company's delegated bodies (including those regarding the cumulativeness of some corporate positions and the exclusion of the cumulativeness of others) are related to the broader project to acquire the entire share capital of GTECH Holdings Corporation (hereinafter referred to as "**GTECH**"), the leading US company in the games and services technology sector, whose shares are listed on the New York Stock Exchange (hereinafter referred to as the "**Acquisition**"), announced to the market on January 10, 2006.

The price Lottomatica offers for the Acquisition is equal to USD 35 (Euro 29.04) per each GTECH share (hereinafter referred to as the "**Consideration**"), expressing a 15% premium on the GTECH share price on September 9, 2005, the day before that on which GTECH's Board of Directors announced that they were ready to consider offers to buy.

Considering:

(i) that GTECH's share capital is composed of about 132.8 million shares (on a fully diluted basis, namely also calculating the options and the shares resulting from a full conversion, if any, of the convertible bonds issued by GTECH);

(ii) that GTECH's net financial indebtedness (mainly consisting of bonds) was about 112 million Euro on November 26, 2005, the closing date of the third quarter of the current financial year;

the total value of the Acquisition is about 4 billion Euro.

A fuller description of the transaction, as regards all the aspects involved in its structure, the reasons for it, the sources of finance, the contractual agreements and the effects (including the financial and economic ones) on Lottomatica's economic performance and financial position, is contained in the separate explanatory report of the Board of Directors, as drawn up pursuant to Article 72, paragraph 1, of the Regulations (hereinafter referred to as the "**Report on the Delegated Capital Increase**"). This report relates to the proposal to amend section 5 (Share Capital) of by-laws, with the introduction of paragraph 5.4, to delegate to directors, pursuant to article 2443 of the Italian civil code, the power to increase the

share capital against payment, on one or more occasions, for a maximum total nominal amount of Euro 1,720,000,000.00, of which a maximum nominal amount up to Euro 1,670,000,000.00 to be offered as an option to shareholders and a maximum nominal amount up to Euro 50,000,000.00 to be offered for subscription to employees of Lottomatica S.p.A. and/or its subsidiaries, excluding the option right under article 2441, last paragraph, of the Italian civil code, for the maximum period of five years from the date when the relevant resolution is passed by the Extraordinary Shareholders' Meeting, granting the directors the power to determine, from time to time, the procedures, terms and conditions for the capital increase, including the subscription price, including any share premium, also taking into account the capital market situation, as well as the share price performance of Lottomatica stock recorded immediately prior to the transaction (hereinafter referred to as the '"**Delegated Capital Increase**").

The Report on the Delegated Capital Increase will be filed, like this report, at the Company's registered office and at Borsa Italiana S.p.A. within the deadlines laid down under Article 72, paragraph 1, of the Regulations in view of the Extraordinary Shareholders' Meeting of the Company that is called upon to resolve both the amendments to the by-laws described in this Report and the amendments to the by-laws relating to the Delegated Capital Increase.

For a full description of the Acquisition, therefore, reference is made to the Report on the Delegated Capital Increase; only the reasons for the amendments to the by-laws mentioned in the introduction will be set out below.

* * *

*b) The extension of the Company's duration*

As fully described in the Report on the Delegated Capital Increase, the Acquisition will be financed, *inter alia*, by the issue by Lottomatica of a subordinate debenture loan of about Euro 750,000,000, to be placed with Italian professional and foreign institutional investors and to be listed on the Luxembourg Stock Exchange (hereinafter referred to as the "**Debenture Loan**");

The main terms and conditions of the Debenture Loan are as follows:

- the term will be 60 years;
- the holders of the bonds issued in execution of the Debenture Loan are to be subordinated in the repayment of the principal and, subject to certain conditions, in the payment of interest and all other sums due to them, to all the other creditors of Lottomatica, except for the holders of financial instruments whose terms and conditions are similar to those of the Debenture Loan, or that have an equal degree of priority;
- the interest rate will be fixed until the tenth anniversary of the issue and will subsequently be variable, to be calculated on the basis of a 6-month EURIBOR, plus a spread that, however, has not yet been defined;

repurchase of securities similar to those in the Debenture Loan, the distribution of dividends or the purchase of treasury stock, the winding-up, the dissolution or the opening of an insolvency procedure against Lottomatica) the deferred interest must be paid;

- the payment of the interest must be deferred should certain financial covenants not be observed, without prejudice to the payment obligation should certain events occur;
- interest whose payment has been voluntarily deferred, has not been paid at the end of the fifth year after its deferment or whose payment has been obligatorily deferred, must be paid - without prejudice to the obligation to pay the relevant amount in the circumstances specified above - using sums proceeding from the execution of a capital increase resolved to this end, or from payments on account of future capital increases; to pay this interest, therefore, if the circumstances under the Debenture Loan regulations arise, the Delegated Capital Increase could be executed in that part functional to the payment of said interest (or another capital increase could be executed, which will be subsequently delegated to the directors).

After they have verified the terms and conditions of the Debenture Loan that have been briefly set out above, the rating agencies (Moody's and Standard & Poors) are expected to consider a part of the amount of the Debenture Loan (whose amount is to be determined) as a stable component of Lottomatica's capital structure.

It is necessary, therefore, to extend the Company's duration, which ends according to the Company's by-laws on December 31, 2040 (section 3, paragraph 3.1), in order to be able to resolve the issue of the Debenture Loan on the terms and conditions that have been briefly set out above.

The Board of Directors therefore proposes that the Extraordinary Shareholders' Meeting should amend section 3, paragraph 3.1, of the current by-laws, amending the duration of the Company, specified therein as December 31, 2040, to December 31, 2070. The provisions under the same section regarding withdrawal remain unvaried, as clearly shown in the comparison table under paragraph 2 below.

* * *

*c) The possibility of appointing one or more managing directors and one or more vice-chairmen and the consequent amendments to the clauses in the Company's by-laws that refer to the delegated corporate bodies*

Some additional proposals to amend some provisions in the Company's by-laws are connected with the possibility of appointing one or more managing directors and one or more vice-chairmen, and the consequent amendment to the provisions in the by-laws that refer to the delegated bodies and the circumstance that other positions may or may not be cumulated.

Pursuant to section 13 of the Company's by-laws, the Company is governed by a Board of Directors consisting of seven to fifteen members. Any directors leaving office are replaced by others co-opted in accordance with Article 2386 of the Italian Civil Code and within the limits laid down in the same Article.

Pursuant to section 13 of the Company's by-laws, the Company is governed by a Board of Directors consisting of seven to fifteen members. Any directors leaving office are replaced by others co-opted in accordance with Article 2386 of the Italian Civil Code and within the limits laid down in the same Article. Pursuant to section 14.1 of By-laws, the Board of Directors appoints a Vice-Chairman from among its members, who stands in for the Chairman in the event of his/her absence or impediment.

Pursuant to section 14.2 of by-laws, the Board of Directors appoints a Managing Director from among its members, determining his/her powers and functions, with the power of appointing either the Chairman or the Vice-Chairman to this position.

The present Board of Directors, whose term of office ends on the date of the approval of the financial statements for the year ended December 31, 2007, consists of 13 members, of whom one has the position of Chairman and Managing Director.

After the Acquisition, some managers of GTECH with proven ability and experience at international level will be called upon to join this Board of Directors in order to combine the skills and consolidate the leadership of the new Lottomatica group. Specifically, *inert alia*, when the Acquisition has been completed and the prior authorizations from the Ministry have been obtained as required by the Lotto concession, the present CEO of GTECH, Mr. Bruce W. Turner, is expected to be asked to join the Board as Vice-Chairman and Managing Director and also to be appointed General Manager of Lottomatica. Furthermore, in order to ensure effective and positive continuity in the management of the Lotto, especially, and in the growth of the other Lottomatica activities in Italy in general, the present General Manager and Director of Lottomatica, Mr. Marco Sala, should also be appointed as Managing Director, delegated to manage the Italian business. In order to make it possible for (i) the Board to appoint one or more Managing Directors from among its members, determining their powers and functions, as well as one or more Vice-Chairmen, and (ii) the positions of Vice-Chairman, Managing Director and General Manager to be cumulated, while excluding the cumulativeness of these positions with that of Chairman, it becomes necessary to amend sections 14.1 and 14.2 of the Company's by-laws, which at the moment envisage, respectively, the possibility of appointing only one Vice-Chairman and only one Managing Director, and the possibility of appointing the Chairman or the Vice-Chairman as Managing Director, if the position is not cumulated with that of General Manager. For coordination purposes only, this amendment would entail the amendment to sections 10.1, 14.3, 15.2, 16.2, 18.2, 18.3, 19.1, 19.2, 19.3, 21.2 of by-laws.

The Board of Directors therefore proposes that the Extraordinary Shareholders' Meeting should amend the text of sections 14.1 and 14.2, as well as of sections 10.1, 14.3, 15.2, 16.2, 18.2, 18.3, 19.1, 19.2, 19.3, 21.2, for the sole purposes of coordination with the new text of sections 14.1 and 14.2, of the current Company's by-laws in order to reflect the new arrangements that have been described above, as clearly shown in the comparison table under paragraph 2 below.

* * *

*d) Other proposed amendments to the Company's by-laws*

The proposed amendments to the Company's by-laws set out above, in the opinion of the Lottomatica Board of Directors, are a favorable opportunity to submit two further proposed amendments to the Shareholders, mainly formal in nature.

Firstly, as regards the part of section 5, paragraph 5.3 (vii), letter a), that deals with the par value of the shares to be issued to serve the stock option plans, calculated by reference to the period of time from the date on which the shares offered are assigned back to the same date of the preceding month, the proposal is to state more clearly that the date on which the shares are assigned is excluded from the calculation base, as shown in the comparison table under paragraph 2 below. For this purpose, the Extraordinary Shareholders' Meeting is, therefore, only asked to amend this part of the Extraordinary Shareholders' Meeting resolution of September 21, 2005 that, *inter alia*, delegated to the Board of Directors the power to increase the share capital (paragraph vii).

Secondly, it is proposed that the number of the Article of the Italian Civil Code referred to in section 24.1 of the Company's by-laws, concerning the Company's dissolution and winding-up, erroneously given as 2448, should be corrected to 2484.

## 2. COMPARISON BETWEEN THE TEXT OF THE CURRENT COMPANY'S BY-LAWS AND THE AMENDED TEXT PROPOSED

**2.1** Below is the comparison, article by article, between the current text and the amended text proposed for the reasons that have been set out above, with the relevant amendments specified.

| CURRENT TEXT OF COMPANY'S BY-LAWS | NEW TEXT OF COMPANY'S BY-LAWS |
|---|---|
| Section 3.1 - The Company shall have a duration until December 31, 2040. Said period may be extended one or more times by a resolution passed by the Extraordinary Shareholders' Meeting, excluding, pursuant to Section 25 hereinbelow, the right of withdrawal available to those shareholders who have not contributed in approving the relevant resolution. | Art. 3.1 - **The Company shall have a duration until December 31, 2070.** Said period may be extended one or more times by a resolution passed by the Extraordinary Shareholders' Meeting, excluding, pursuant to Section 25 hereinbelow, the right of withdrawal available to those shareholders who have not contributed in approving the relevant resolution. |
| Section 5.3 - The Extraordinary Shareholders' Meeting held on September 21, 2005, resolved upon, beginning on the effective date of the merger by incorporation of Fineurogames S.p.A. and Lottomatica S.p.A. into the Company:<br><br>(i) a capital increase against payment, | Section 5.3 - The Extraordinary Shareholders' Meeting held on September 21, 2005, resolved upon, beginning on the effective date of the merger by incorporation of Fineurogames S.p.A. and Lottomatica S.p.A. into the Company: |

| | |
|---|---|
| in divisible form, for a maximum of € 2,439,110.00 (two million four hundred thirty-nine thousand one hundred ten), with the issue, including in more than one issue, of a maximum of 2,439,110 (two million four hundred thirty-nine thousand one hundred ten) new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the option right under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 2,439,110 (two million four hundred thirty-nine thousand one hundred ten) options already assigned and still exercisable within the framework of the stock option plan available to employees of the Company and its direct or indirect subsidiaries, in accordance with the resolutions passed by the Extraordinary Shareholders' Meeting of the merged company Lottomatica S.p.A. on April 14, 2003, and by its board of directors on June 11, 2003, setting December 31, 2008, as the deadline for subscriptions; | (i) a capital increase against payment, in divisible form, for a maximum of € 2,439,110.00 (two million four hundred thirty-nine thousand one hundred ten), with the issue, including in more than one issue, of a maximum of 2,439,110 (two million four hundred thirty-nine thousand one hundred ten) new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the option right under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 2,439,110 (two million four hundred thirty-nine thousand one hundred ten) options already assigned and still exercisable within the framework of the stock option plan available to employees of the Company and its direct or indirect subsidiaries, in accordance with the resolutions passed by the Extraordinary Shareholders' Meeting of the merged company Lottomatica S.p.A. on April 14, 2003, and by its board of directors on June 11, 2003, setting December 31, 2008, as the deadline for subscriptions; |
| (ii) a capital increase against payment, in divisible form, for a maximum of € 1,422,667.00 (one million four hundred twenty-two thousand six hundred sixty-seven), with the issue, including in more than one issue, of a maximum of 1,422,667 (one million four hundred twenty-two thousand six hundred sixty-seven) new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the option right under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 1,422,667 (one million four hundred twenty-two thousand six hundred sixty-seven) options already assigned and still exercisable within the framework of the stock option plan available to directors of the Company, in accordance with the resolutions passed by the Extraordinary Shareholders' Meeting of the merged company Lottomatica S.p.A. on April 14, 2003, and by its | (ii) a capital increase against payment, in divisible form, for a maximum of € 1,422,667.00 (one million four hundred twenty-two thousand six hundred sixty-seven), with the issue, including in more than one issue, of a maximum of 1,422,667 (one million four hundred twenty-two thousand six hundred sixty-seven) new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the option right under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 1,422,667 (one million four hundred twenty-two thousand six hundred sixty-seven) options already assigned and still exercisable within the framework of the stock option plan available to directors of the Company, in accordance with the resolutions passed by the Extraordinary Shareholders' Meeting of the merged company Lottomatica S.p.A. on |

| | |
|---|---|
| board of directors on June 11, 2003, setting December 31, 2008, as the deadline for subscriptions; | April 14, 2003, and by its board of directors on June 11, 2003, setting December 31, 2008, as the deadline for subscriptions; |
| (iii) a capital increase against payment, in divisible form, for a maximum of € 223,175.00 (two hundred twenty-three thousand one hundred seventy-five), with the issue, including in more than one issue, of a maximum of 223,175 (two hundred twenty-three thousand one hundred seventy-five) new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the option right under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 223,175 (two hundred twenty-three thousand one hundred seventy-five) options already assigned and still exercisable within the framework of the stock option plan available to employees of the Company and its direct or indirect subsidiaries, in accordance with the resolutions passed by the Extraordinary Shareholders' Meeting of the merged company Lottomatica S.p.A. on April 14, 2003, and by its board of directors on May 13, 2004, setting December 31, 2008, as the deadline for subscriptions; | (iii) a capital increase against payment, in divisible form, for a maximum of € 223,175.00 (two hundred twenty-three thousand one hundred seventy-five), with the issue, including in more than one issue, of a maximum of 223,175 (two hundred twenty-three thousand one hundred seventy-five) new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the option right under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 223,175 (two hundred twenty-three thousand one hundred seventy-five) options already assigned and still exercisable within the framework of the stock option plan available to employees of the Company and its direct or indirect subsidiaries, in accordance with the resolutions passed by the Extraordinary Shareholders' Meeting of the merged company Lottomatica S.p.A. on April 14, 2003, and by its board of directors on May 13, 2004, setting December 31, 2008, as the deadline for subscriptions; |
| (iv) a capital increase against payment, in divisible form, for a maximum of € 297,580.00 (two hundred ninety-seven thousand five hundred eighty), with the issue, including in more than one issue, of a maximum of 297,580 (two hundred ninety-seven thousand five hundred eighty) new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the option right under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 297,580 (two hundred ninety-seven thousand five hundred eighty) options already assigned by the merged company Lottomatica S.p.A. within the framework of the "2005-2010 Lottomatica stock option plan available to managers" | (iv) a capital increase against payment, in divisible form, for a maximum of € 297,580.00 (two hundred ninety-seven thousand five hundred eighty), with the issue, including in more than one issue, of a maximum of 297,580 (two hundred ninety-seven thousand five hundred eighty) new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the option right under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 297,580 (two hundred ninety-seven thousand five hundred eighty) options already assigned by the merged company Lottomatica S.p.A. within the framework of the "2005-2010 Lottomatica stock option plan available to managers" |

| | |
|---|---|
| of the Company and/or its subsidiaries, in accordance with the resolutions passed by the Extraordinary Shareholders' Meeting of the merged company Lottomatica S.p.A. on April 12, 2005, and by its board of directors on May 12 and July 21, 2005, as implemented by the delegated directors, setting December 31, 2010, as the deadline for subscriptions; | of the Company and/or its subsidiaries, in accordance with the resolutions passed by the Extraordinary Shareholders' Meeting of the merged company Lottomatica S.p.A. on April 12, 2005, and by its board of directors on May 12 and July 21, 2005, as implemented by the delegated directors, setting December 31, 2010, as the deadline for subscriptions; |
| (v) a capital increase against payment, in divisible form, for a maximum of € 57,016.00 (fifty-seven thousand sixteen), with the issue, including in more than one issue, of a maximum of 57,016 (fifty-seven thousand sixteen) new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the option right under Article 2441, paragraph 5, of the Italian Civil Code, serving the "2005-2010 Lottomatica stock option plan available to managers" of Lottomatica and/or its subsidiaries in relation to no. 57,016 (fifty-seven thousand sixteen) options still attributable by the merged company Lottomatica S.p.A. within the framework of the Plan above, in accordance with the resolutions passed by the Extraordinary Shareholders' Meeting of the merged company Lottomatica S.p.A. on April 12, 2005, and by its board of directors on May 12 and July 21, 2005, setting December 31, 2010, as the deadline for subscriptions; | (v) a capital increase against payment, in divisible form, for a maximum of € 57,016.00 (fifty-seven thousand sixteen), with the issue, including in more than one issue, of a maximum of 57,016 (fifty-seven thousand sixteen) new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the option right under Article 2441, paragraph 5, of the Italian Civil Code, serving the "2005-2010 Lottomatica stock option plan available to managers" of Lottomatica and/or its subsidiaries in relation to no. 57,016 (fifty-seven thousand sixteen) options still attributable by the merged company Lottomatica S.p.A. within the framework of the Plan above, in accordance with the resolutions passed by the Extraordinary Shareholders' Meeting of the merged company Lottomatica S.p.A. on April 12, 2005, and by its board of directors on May 12 and July 21, 2005, setting December 31, 2010, as the deadline for subscriptions; |
| (vi) a capital increase against payment, in divisible form, for a maximum of € 219,812.00 (two hundred nineteen thousand eight hundred twelve), with the issue, including in more than one issue, of a maximum of 219,812 (two hundred nineteen thousand eight hundred twelve) new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the option right under Article 2441, paragraph 5, of the Italian Civil Code, serving | (vi) a capital increase against payment, in divisible form, for a maximum of € 219,812.00 (two hundred nineteen thousand eight hundred twelve), with the issue, including in more than one issue, of a maximum of 219,812 (two hundred nineteen thousand eight hundred twelve) new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the option right under Article 2441, paragraph 5, of the Italian Civil |

| | |
|---|---|
| no. 219,812.00 (two hundred nineteen thousand eight hundred twelve) options already assigned by the merged company Lottomatica S.p.A. within the framework of the “2005-2010 Lottomatica stock option plan available to directors” of the Company, in accordance with the resolutions passed by the Extraordinary Shareholders’ Meeting of the merged company Lottomatica S.p.A. on April 12, 2005, and by its board of directors on May 12, 2005, as implemented by the delegated directors, setting December 31, 2010, as the deadline for subscriptions;<br><br>(vii) the delegation to the board of directors, pursuant to Article 2443, paragraph 2, of the Italian Civil Code, for a period of five years from the resolution date, of the power to implement a capital increase against payment, on one or more occasions, for a maximum nominal amount of € 8,326,520.00 (eight million three hundred twenty-six thousand five hundred twenty), excluding the option right under Article 2441, paragraph 4, second sentence, of the Italian Civil Code, serving transactions for the acquisition of equity investments (including through merger or demerger transactions) or businesses or branches of business active in the sectors of strategic interest to the Company, without any limitation, and/or serving one or more stock option plans available to directors of the Company and to managers of the Company and/or its subsidiaries, up to a maximum limit of 20% per year equal to € 1,205,777.60 (one million two hundred five thousand seven hundred seventy-seven sixty) for the first year and € 1,780,185.60 (one million seven hundred eighty thousand one hundred eighty-five sixty) for each year thereafter, without the possibility of cumulating any unused portion in a given year with the portions attributable to subsequent years. In | Code, serving no. 219,812.00 (two hundred nineteen thousand eight hundred twelve) options already assigned by the merged company Lottomatica S.p.A. within the framework of the “2005-2010 Lottomatica stock option plan available to directors” of the Company, in accordance with the resolutions passed by the Extraordinary Shareholders’ Meeting of the merged company Lottomatica S.p.A. on April 12, 2005, and by its board of directors on May 12, 2005, as implemented by the delegated directors, setting December 31, 2010, as the deadline for subscriptions;<br><br>(vii) the delegation to the board of directors, pursuant to Article 2443, paragraph 2, of the Italian Civil Code, for a period of five years from the resolution date, of the power to implement a capital increase against payment, on one or more occasions, for a maximum nominal amount of € 8,326,520.00 (eight million three hundred twenty-six thousand five hundred twenty), excluding the option right under Article 2441, paragraph 4, second sentence, of the Italian Civil Code, serving transactions for the acquisition of equity investments (including through merger or demerger transactions) or businesses or branches of business active in the sectors of strategic interest to the Company, without any limitation, and/or serving one or more stock option plans available to directors of the Company and to managers of the Company and/or its subsidiaries, up to a maximum limit of 20% per year equal to € 1,205,777.60 (one million two hundred five thousand seven hundred seventy-seven sixty) for the first year and € 1,780,185.60 (one million seven hundred eighty thousand one hundred eighty-five sixty) for each year thereafter, without the possibility of cumulating any unused portion in a given year with the portions |

| | |
|---|---|
| accordance with Article 2441, paragraph 4, second sentence, of the Italian Civil Code, the board of directors must determine the issue price of the shares according to the following criteria:<br>a) in the event of capital increases serving one or more stock option plans available to directors of the Company and/or managers of the Company and/or its subsidiaries, the Company's board of directors must determine an issue price corresponding to the market value of the shares, taking into account the average stock exchange price of the Company's shares over a significant time horizon, which must not in any case be less than their normal value in accordance with the applicable tax regulations (normal value that shall be equal to the arithmetical mean of the official prices recorded by the Company's ordinary shares on the Electronic Stock Market (*Mercato Telematico Azionario*) managed by Borsa Italiana S.p.A. (Italian Stock Exchange) in the month prior to when the board of directors assign the options, where "month prior" refers to the period from the option assignment date to the same day of the previous month, it being understood that in said period, for the purpose of the calculation of the arithmetic mean, only the stock exchange trading days on which the official price of the Company's ordinary shares was actually recorded shall be taken into account);<br>b) in the event of capital increases serving transactions for the acquisition of equity investments (including through merger or demerger transactions) or businesses or | attributable to subsequent years. In accordance with Article 2441, paragraph 4, second sentence, of the Italian Civil Code, the board of directors must determine the issue price of the shares according to the following criteria:<br>a) in the event of capital increases serving one or more stock option plans available to directors of the Company and/or managers of the Company and/or its subsidiaries, the Company's board of directors must determine an issue price corresponding to the market value of the shares, taking into account the average stock exchange price of the Company's shares over a significant time horizon, which must not in any case be less than their normal value in accordance with the applicable tax regulations (normal value that shall be equal to the arithmetical mean of the official prices recorded by the Company's ordinary shares on the Electronic Stock Market (*Mercato Telematico Azionario*) managed by Borsa Italiana S.p.A. (Italian Stock Exchange) in the month prior to when the board of directors assign the options, where "month prior" refers to the period from (**and excluding**) the option assignment date to the same day of the previous month, it being understood that in said period, for the purpose of the calculation of the arithmetic mean, only the stock exchange trading days on which the official price of the Company's ordinary shares was actually recorded shall be taken into account);<br>b) in the event of capital increases serving transactions for the acquisition of equity investments (including through merger or demerger |

| | | | |
|---|---|---|---|
| | branches of business active in the sectors of strategic interest to the Company, the Company's board of directors must determine an issue price corresponding to the shares' market value, taking into account the average stock exchange price of the Company's shares over a significant time horizon, or by applying the most representative assessment criteria, such as, but not limited to, the stock exchange quotations method, the discounted cash-flow method or the market-based method. | | transactions) or businesses or branches of business active in the sectors of strategic interest to the Company, the Company's board of directors must determine an issue price corresponding to the shares' market value, taking into account the average stock exchange price of the Company's shares over a significant time horizon, or by applying the most representative assessment criteria, such as, but not limited to, the stock exchange quotations method, the discounted cash-flow method or the market-based method. |

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|---|---|
| Section 10.1 - The Shareholders' Meeting is chaired by the Chairman of the Board of Directors, or, in his/her absence, by the Vice-Chairman (if appointed) or, in his/her absence, by another person appointed by the Meeting itself. | Section 10.1 - The Shareholders' Meeting is chaired by the Chairman of the Board of Directors, or, in his/her absence, by the Vice-Chairman (if appointed); **in the presence of more Vice-Chairmen, the Meeting shall be chaired by the Chairman with the greatest seniority or, seniority being equal, the oldest.** In the absence of **the Vice-Chairman(Chairmen), the Meeting shall be chaired** by another person appointed by the Meeting itself. |
| Section 14.1 - The Board shall appoint a Chairman from among its members, and may also appoint a Vice-Chairman from among its members, who shall replace the Chairman in the event of his/her absence or impediment. | Section 14.1 – The Board shall appoint a Chairman from among its members, and may also appoint **one or more Vice-Chairmen** from among its members, who **shall replace** the Chairman in the event of his/her absence or impediment; **in the presence of more Vice-Chairmen, in the event of absence or impediment of the Chairman, this shall be replaced by the Vice-Chairman with the greatest seniority or, seniority being equal, the oldest.** |
| Section 14.2 - The Board of Directors shall appoint the Managing Director from among its members, deciding on the powers and attributions thereof. The office of Managing Director, where not combined with that of General Manager pursuant to section 19.3 below, may also be attributed to the Chairman or Vice-Chairman. The Board of Directors may also appoint an Executive Committee, deciding its powers and attributions. | Section 14.2 – The Board of Directors shall appoint one or more Managing Directors from among its members, deciding on the powers and attributions thereof. The office of Managing Director, even if combined with that of General Manager pursuant to section 19.3 below, may also be attributed to ~~the Chairman or one~~ Vice-Chairman. The Board of Directors may also appoint an Executive Committee, deciding its powers and attributions. |
| Section 14.3 - In both cases, the Board of Directors will establish the periods, which shall in any case be at least not only once every quarter, but also at the Board meetings convened to approve the annual accounts, the half-year report and quarterly reports, with which these delegated bodies must report to the Board of Directors and Board of Statutory Auditors on the activities carried out while exercising proxies granted to them, on the general performance of the operations and their expected trend, on the most significant transactions, in terms of their size or characteristics, carried out by the company and its subsidiaries, and, with regard to the executive committee, also on the number of members, the duration and rules governing its operation.<br>In the event an Executive Committee is appointed, the Chairman of the Board of Directors, the Vice-Chairman (if appointed) and | Section 14.3 – In both cases, the Board of Directors will establish the periods, which shall in any case be at least not only once every quarter, but also at the Board meetings convened to approve the annual accounts, the half-year report and quarterly reports, with which these delegated bodies must report to the Board of Directors and Board of Statutory Auditors on the activities carried out while exercising proxies granted to them, on the general performance of the operations and their expected trend, on the most significant transactions, in terms of their size or characteristics, carried out by the company and its subsidiaries, and, with regard to the executive committee, also on the number of members, the duration and rules governing its operation.<br>In the event an Executive Committee is appointed, the Chairman of the Board of Directors, the Vice-Chairman **or the Vice-** |

| | |
|---|---|
| the Managing Director shall be rightfully entitled to be a member thereof. | **Chairmen** (if appointed) and the Managing Director **or the Managing Directors** shall be rightfully entitled to be a member thereof.. |
| Section 15.2 - The Board of Directors shall be convened by the Chairman of his/her own initiative, or upon written request by the Managing Director or of three Board members, by letter or telegraph, telex or fax notice sent to the Board members and Auditors at least three business days before the meeting. In case of urgency, the minimum notice period shall be reduced to forty-eight hours. The notice of call must contain the place, day and time of the meeting, as well as the list of issued on the agenda. | Section 15.2 – The Board of Directors shall be convened by the Chairman of his/her own initiative, or upon written request by the Managing Director or **one of the Managing Directors, or** of three Board members, by letter or telegraph, telex or fax notice sent to the Board members and Auditors at least three business days before the meeting. In case of urgency, the minimum notice period shall be reduced to forty-eight hours. The notice of call must contain the place, day and time of the meeting, as well as the list of issued on the agenda. |
| Section 16.2 - The Board of Directors is chaired by the Chairman or, in his/her absence, by the Vice-Chairman, if appointed; in the absence of both, the meeting shall be chaired by the Board member with the greatest seniority or, seniority being equal, the oldest. | Section 16.2 - The Board of Directors is chaired by the Chairman or, in his/her absence, by the Vice-Chairman, if appointed; in the absence of both, the meeting shall be chaired by the Board member with the greatest seniority or, seniority being equal, the oldest; **in the presence of more Vice-Chairmen, the Meeting shall be chaired by the Vice-Chairman with the greatest seniority or, seniority being equal, the oldest;** in the absence of **the Chairman and of the Vice-Chairman(Chairmen),** the meeting shall be chaired by the Board member with the greatest seniority or, seniority being equal, the oldest. |
| Section 18.2 - In case of urgency and upon proposal by the Managing Director, and jointly therewith, the Chairman may take any measure assigned to the Board of Directors, notifying the Body thereof at the next meeting. In the event the Chairman also holds the office of Managing Director, such a measure may be take upon proposal by the Chairman-Managing Director, jointly with the Vice-Chairman; in the event the latter has not been appointed and there is a General Manager who is also a member of the Board of Directors, the urgent measure may be take upon proposal by the Chairman-Managing Director and in agreement with the General Manager. | Section 18.2 - In case of urgency and upon proposal by the Managing Director **or one of the Managing Directors and jointly with the Managing Director who has made the proposal,** the Chairman may take any measure assigned to the Board of Directors, notifying the Body thereof at the next meeting. ~~In the event the Chairman also holds the office of Managing Director, such a measure may be take upon proposal by the Chairman-Managing Director, jointly with the Vice-Chairman; in the event the latter has not been appointed and there is a General Manager who is also a member of the Board of Directors, the urgent measure may be take upon proposal by the Chairman-Managing Director and in agreement with the General Manager.~~ |
| Section 18.3 – The Board of Directors may however also grant representation and the power to sign, both before third parties and before courts, with the same powers above, to the Vice-Chairman and/or Managing Director. | Section 18.3 – The Board of Directors may however also grant representation and the power to sign, both before third parties and before courts, with the same powers above, to the Vice-Chairman **and/or each of the Vice-Chairmen,** and/or Managing Director **and/or** |

| | **each of the Managing Directors.** |
|---|---|
| Section 19.1 – The Managing Director is appointed by the Board of Directors pursuant to section 14.2 hereof. | Section 19.1 – The Managing Director **or the Managing Directors are** appointed by the Board of Directors pursuant to section 14.2 hereof. |
| Section 19.2 – The Managing Director exercises the powers delegated to him/her by the Board of Directors.<br><br>He/she may suggest to the Chairman issues on the agenda of the Board and Executive Committee, and oversees implementation of the resolutions adopted by corporate bodies. | Art. 19.2 - The Managing Director **or the Managing Directors exercise the powers delegated to him/them** by the Board of Directors. **The Managing Director or each of the Managing Directors** may suggest to the Chairman issues on the agenda of the Board and Executive Committee, and oversees implementation of the resolutions adopted by corporate bodies. |
| Section 19.3 – The Board of Directors may appoint one or more General Managers, who may also be chosen from among the members of the Board of Directors, deciding their powers, which may also include the power to appoint proxies and to grant mandates. The Board may assign the office of General Manager to the Managing Director, where the latter does not also simultaneously hold the office of Chairman or Vice-Chairman pursuant to section 14.2. above. The Board of Directors may also grant the Managing Director the power to appoint and revoke one or more General Managers, with the right to delegate to the latter part of his/her powers and attributions. | Art. 19.3 - The Board of Directors may appoint one or more General Managers, who may also be chosen from among the members of the Board of Directors, deciding their powers, which may also include the power to appoint proxies and to grant mandates. The Board may assign the office of General Manager to **one** Managing Director, **also** where the latter simultaneously holds the office of ~~Chairman or~~ Vice-Chairman pursuant to section 14.2. above. The Board of Directors may also grant the Managing Director **or each of the Managing Directors** the power to appoint and revoke one or more General Managers, with the right to delegate to the latter part of the **respective** powers and attributions. |
| Section 21.2 – The interval of the Board meetings is also intended to encourage a common approach in exercising all of the powers that may be delegated by the Board of Directors to the executive committee, if existing, the Chairman, the Vice-Chairman and the Managing Director. | Section 21.2 - The interval of the Board meetings is also intended to encourage a common approach in exercising all of the powers that may be delegated by the Board of Directors to the executive committee, if existing, the Chairman, the Vice-Chairman **or the Vice-Chairmen** and the Managing Director **or the Managing Directors**. |
| Section 24.1 - The Company shall be dissolved for the causes set forth in Article 2448 of the Italian Civil Code. | Section 24.1 - The Company shall be dissolved for the causes set forth in Article **2484** of the Italian Civil Code. |

## 3. RIGHT OF WITHDRAWAL UNDER ARTICLE 2437 OF THE ITALIAN CIVIL CODE IN THE EVENT OF THE APPROVAL OF THE PROPOSAL TO EXTEND THE COMPANY'S DURATION

Pursuant to Article 2437 of the Italian Civil Code, if resolutions are adopted involving the extension of the company's duration, those shareholders that have not voted in favor are consequently entitled to withdraw from the company, except as otherwise provided for under the by-laws.

Pursuant to section 25.1 of the Company's by-laws, referred to in section 3.1 of the same by-laws, shareholders that have not voted in favor of resolutions involving the extension of the Company's duration have no right of withdrawal.

It is therefore deemed that the provisions under Article 2437 and ff. of the Italian Civil Code are not applicable to resolutions involving the extension of the Company's duration or to the other resolutions involving amendments to the Company's by-laws whose adoption is proposed herein.

*** *** ***

## PROPOSED RESOLUTION

Dear Shareholders,

for the reasons set out above, the Board of Directors proposes that you adopt the following resolutions:

"The Extraordinary Shareholders' Meeting of Lottomatica:

- having examined and discussed the Board of Directors' explanatory report;
- having acknowledged the proposed amendments to the Company's by-laws;

**resolves:**

1. to amend sections 3.1, 5.3 (vii), letter a), 10.1, 14.1, 14.2, 14.3, 15.2, 16.2, 18.2, 18.3, 19.1, 19.2, 19.3, 21.2 and 24.1 of the Company's by-laws, in the following terms and to approve, to this end, the new text of said by-laws, which is attached to these minutes:

| CURRENT TEXT OF COMPANY'S BY-LAWS | NEW TEXT OF COMPANY'S BY-LAWS |
|---|---|
| Section 3.1 - The Company shall have a duration until December 31, 2040. Said period may be extended one or more times by a resolution passed by the Extraordinary Shareholders' Meeting, excluding, pursuant to Section 25 hereinbelow, the right of withdrawal available to those shareholders who have not contributed in approving the relevant resolution. | Art. 3.1 - **The Company shall have a duration until December 31, 2070.** Said period may be extended one or more times by a resolution passed by the Extraordinary Shareholders' Meeting, excluding, pursuant to Section 25 hereinbelow, the right of withdrawal available to those shareholders who have not contributed in approving the relevant resolution. |
| Section 5.3 - The Extraordinary Shareholders' Meeting held on September 21, 2005, resolved upon, beginning on the effective date of the merger by incorporation of Fineurogames | Section 5.3 - The Extraordinary Shareholders' Meeting held on September 21, 2005, resolved upon, beginning on the effective date of the merger by incorporation of Fineurogames |

| | |
|---|---|
| S.p.A. and Lottomatica S.p.A. into the Company: | S.p.A. and Lottomatica S.p.A. into the Company: |
| (i) a capital increase against payment, in divisible form, for a maximum of € 2,439,110.00 (two million four hundred thirty-nine thousand one hundred ten), with the issue, including in more than one issue, of a maximum of 2,439,110 (two million four hundred thirty-nine thousand one hundred ten) new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the option right under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 2,439,110 (two million four hundred thirty-nine thousand one hundred ten) options already assigned and still exercisable within the framework of the stock option plan available to employees of the Company and its direct or indirect subsidiaries, in accordance with the resolutions passed by the Extraordinary Shareholders' Meeting of the merged company Lottomatica S.p.A. on April 14, 2003, and by its board of directors on June 11, 2003, setting December 31, 2008, as the deadline for subscriptions; | (i) a capital increase against payment, in divisible form, for a maximum of € 2,439,110.00 (two million four hundred thirty-nine thousand one hundred ten), with the issue, including in more than one issue, of a maximum of 2,439,110 (two million four hundred thirty-nine thousand one hundred ten) new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the option right under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 2,439,110 (two million four hundred thirty-nine thousand one hundred ten) options already assigned and still exercisable within the framework of the stock option plan available to employees of the Company and its direct or indirect subsidiaries, in accordance with the resolutions passed by the Extraordinary Shareholders' Meeting of the merged company Lottomatica S.p.A. on April 14, 2003, and by its board of directors on June 11, 2003, setting December 31, 2008, as the deadline for subscriptions; |
| (ii) a capital increase against payment, in divisible form, for a maximum of € 1,422,667.00 (one million four hundred twenty-two thousand six hundred sixty-seven), with the issue, including in more than one issue, of a maximum of 1,422,667 (one million four hundred twenty-two thousand six hundred sixty-seven) new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the option right under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 1,422,667 (one million four hundred twenty-two thousand six hundred sixty-seven) options already assigned and still exercisable within the framework of the stock option plan available to directors of the Company, in accordance with the resolutions | (ii) a capital increase against payment, in divisible form, for a maximum of € 1,422,667.00 (one million four hundred twenty-two thousand six hundred sixty-seven), with the issue, including in more than one issue, of a maximum of 1,422,667 (one million four hundred twenty-two thousand six hundred sixty-seven) new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the option right under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 1,422,667 (one million four hundred twenty-two thousand six hundred sixty-seven) options already assigned and still exercisable within the framework of the stock option plan available to directors of the Company, in accordance with the resolutions |

| | | | |
|---|---|---|---|
| | passed by the Extraordinary Shareholders' Meeting of the merged company Lottomatica S.p.A. on April 14, 2003, and by its board of directors on June 11, 2003, setting December 31, 2008, as the deadline for subscriptions; | | passed by the Extraordinary Shareholders' Meeting of the merged company Lottomatica S.p.A. on April 14, 2003, and by its board of directors on June 11, 2003, setting December 31, 2008, as the deadline for subscriptions; |
| (iii) | a. capital increase against payment, in divisible form, for a maximum of € 223,175.00 (two hundred twenty-three thousand one hundred seventy-five), with the issue, including in more than one issue, of a maximum of 223,175 (two hundred twenty-three thousand one hundred seventy-five) new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the option right under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 223,175 (two hundred twenty-three thousand one hundred seventy-five) options already assigned and still exercisable within the framework of the stock option plan available to employees of the Company and its direct or indirect subsidiaries, in accordance with the resolutions passed by the Extraordinary Shareholders' Meeting of the merged company Lottomatica S.p.A. on April 14, 2003, and by its board of directors on May 13, 2004, setting December 31, 2008, as the deadline for subscriptions; | (iii) | a capital increase against payment, in divisible form, for a maximum of € 223,175.00 (two hundred twenty-three thousand one hundred seventy-five), with the issue, including in more than one issue, of a maximum of 223,175 (two hundred twenty-three thousand one hundred seventy-five) new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the option right under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 223,175 (two hundred twenty-three thousand one hundred seventy-five) options already assigned and still exercisable within the framework of the stock option plan available to employees of the Company and its direct or indirect subsidiaries, in accordance with the resolutions passed by the Extraordinary Shareholders' Meeting of the merged company Lottomatica S.p.A. on April 14, 2003, and by its board of directors on May 13, 2004, setting December 31, 2008, as the deadline for subscriptions; |
| (iv) | a capital increase against payment, in divisible form, for a maximum of € 297,580.00 (two hundred ninety-seven thousand five hundred eighty), with the issue, including in more than one issue, of a maximum of 297,580 (two hundred ninety-seven thousand five hundred eighty) new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the option right under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 297,580 (two hundred ninety-seven thousand five hundred eighty) options already assigned by the | (iv) | a capital increase against payment, in divisible form, for a maximum of € 297,580.00 (two hundred ninety-seven thousand five hundred eighty), with the issue, including in more than one issue, of a maximum of 297,580 (two hundred ninety-seven thousand five hundred eighty) new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the option right under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 297,580 (two hundred ninety-seven thousand five hundred eighty) options already assigned by the merged company Lottomatica |

| | |
|---|---|
| merged company Lottomatica S.p.A. within the framework of the "2005-2010 Lottomatica stock option plan available to managers" of the Company and/or its subsidiaries, in accordance with the resolutions passed by the Extraordinary Shareholders' Meeting of the merged company Lottomatica S.p.A. on April 12, 2005, and by its board of directors on May 12 and July 21, 2005, as implemented by the delegated directors, setting December 31, 2010, as the deadline for subscriptions; | S.p.A. within the framework of the "2005-2010 Lottomatica stock option plan available to managers" of the Company and/or its subsidiaries, in accordance with the resolutions passed by the Extraordinary Shareholders' Meeting of the merged company Lottomatica S.p.A. on April 12, 2005, and by its board of directors on May 12 and July 21, 2005, as implemented by the delegated directors, setting December 31, 2010, as the deadline for subscriptions; |
| (v) a capital increase against payment, in divisible form, for a maximum of € 57,016.00 (fifty-seven thousand sixteen), with the issue, including in more than one issue, of a maximum of 57,016 (fifty-seven thousand sixteen) new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the option right under Article 2441, paragraph 5, of the Italian Civil Code, serving the "2005-2010 Lottomatica stock option plan available to managers" of Lottomatica and/or its subsidiaries in relation to no. 57,016 (fifty-seven thousand sixteen) options still attributable by the merged company Lottomatica S.p.A. within the framework of the Plan above, in accordance with the resolutions passed by the Extraordinary Shareholders' Meeting of the merged company Lottomatica S.p.A. on April 12, 2005, and by its board of directors on May 12 and July 21, 2005, setting December 31, 2010, as the deadline for subscriptions; | (v) a capital increase against payment, in divisible form, for a maximum of € 57,016.00 (fifty-seven thousand sixteen), with the issue, including in more than one issue, of a maximum of 57,016 (fifty-seven thousand sixteen) new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the option right under Article 2441, paragraph 5, of the Italian Civil Code, serving the "2005-2010 Lottomatica stock option plan available to managers" of Lottomatica and/or its subsidiaries in relation to no. 57,016 (fifty-seven thousand sixteen) options still attributable by the merged company Lottomatica S.p.A. within the framework of the Plan above, in accordance with the resolutions passed by the Extraordinary Shareholders' Meeting of the merged company Lottomatica S.p.A. on April 12, 2005, and by its board of directors on May 12 and July 21, 2005, setting December 31, 2010, as the deadline for subscriptions; |
| (vi) a capital increase against payment, in divisible form, for a maximum of € 219,812.00 (two hundred nineteen thousand eight hundred twelve), with the issue, including in more than one issue, of a maximum of 219,812 (two hundred nineteen thousand eight hundred twelve) new ordinary shares, with a | (vi) a capital increase against payment, in divisible form, for a maximum of € 219,812.00 (two hundred nineteen thousand eight hundred twelve), with the issue, including in more than one issue, of a maximum of 219,812 (two hundred nineteen thousand eight hundred twelve) new ordinary shares, with a |

| | |
|---|---|
| par value of € 1.00 each, regular enjoyment, excluding the option right under Article 2441, paragraph 5, of the Italian Civil Code, serving no. 219,812.00 (two hundred nineteen thousand eight hundred twelve) options already assigned by the merged company Lottomatica S.p.A. within the framework of the "2005-2010 Lottomatica stock option plan available to directors" of the Company, in accordance with the resolutions passed by the Extraordinary Shareholders' Meeting of the merged company Lottomatica S.p.A. on April 12, 2005, and by its board of directors on May 12, 2005, as implemented by the delegated directors, setting December 31, 2010, as the deadline for subscriptions; | par value of € 1.00 each, regular enjoyment, excluding the option right under Article 2441, paragraph 5, of the Italian Civil Code, serving no. 219,812.00 (two hundred nineteen thousand eight hundred twelve) options already assigned by the merged company Lottomatica S.p.A. within the framework of the "2005-2010 Lottomatica stock option plan available to directors" of the Company, in accordance with the resolutions passed by the Extraordinary Shareholders' Meeting of the merged company Lottomatica S.p.A. on April 12, 2005, and by its board of directors on May 12, 2005, as implemented by the delegated directors, setting December 31, 2010, as the deadline for subscriptions; |
| (vii) the delegation to the board of directors, pursuant to Article 2443, paragraph 2, of the Italian Civil Code, for a period of five years from the resolution date, of the power to implement a capital increase against payment, on one or more occasions, for a maximum nominal amount of € 8,326,520.00 (eight million three hundred twenty-six thousand five hundred twenty), excluding the option right under Article 2441, paragraph 4, second sentence, of the Italian Civil Code, serving transactions for the acquisition of equity investments (including through merger or demerger transactions) or businesses or branches of business active in the sectors of strategic interest to the Company, without any limitation, and/or serving one or more stock option plans available to directors of the Company and to managers of the Company and/or its subsidiaries, up to a maximum limit of 20% per year equal to € 1,205,777.60 (one million two hundred five thousand seven hundred seventy-seven sixty) for the first year and € 1,780,185.60 (one million seven hundred eighty thousand one hundred eighty-five sixty) for each year thereafter, | (vii) the delegation to the board of directors, pursuant to Article 2443, paragraph 2, of the Italian Civil Code, for a period of five years from the resolution date, of the power to implement a capital increase against payment, on one or more occasions, for a maximum nominal amount of € 8,326,520.00 (eight million three hundred twenty-six thousand five hundred twenty), excluding the option right under Article 2441, paragraph 4, second sentence, of the Italian Civil Code, serving transactions for the acquisition of equity investments (including through merger or demerger transactions) or businesses or branches of business active in the sectors of strategic interest to the Company, without any limitation, and/or serving one or more stock option plans available to directors of the Company and to managers of the Company and/or its subsidiaries, up to a maximum limit of 20% per year equal to € 1,205,777.60 (one million two hundred five thousand seven hundred seventy-seven sixty) for the first year and € 1,780,185.60 (one million seven hundred eighty thousand one hundred eighty-five sixty) for each year thereafter, |

| | |
|---|---|
| without the possibility of cumulating any unused portion in a given year with the portions attributable to subsequent years. In accordance with Article 2441, paragraph 4, second sentence, of the Italian Civil Code, the board of directors must determine the issue price of the shares according to the following criteria:<br>a) in the event of capital increases serving one or more stock option plans available to directors of the Company and/or managers of the Company and/or its subsidiaries, the Company's board of directors must determine an issue price corresponding to the market value of the shares, taking into account the average stock exchange price of the Company's shares over a significant time horizon, which must not in any case be less than their normal value in accordance with the applicable tax regulations (normal value that shall be equal to the arithmetical mean of the official prices recorded by the Company's ordinary shares on the Electronic Stock Market (*Mercato Telematico Azionario*) managed by Borsa Italiana S.p.A. (Italian Stock Exchange) in the month prior to when the board of directors assign the options, where "month prior" refers to the period from the option assignment date to the same day of the previous month, it being understood that in said period, for the purpose of the calculation of the arithmetic mean, only the stock exchange trading days on which the official price of the Company's ordinary shares was actually recorded shall be taken into account);<br>b) in the event of capital increases serving transactions for the | without the possibility of cumulating any unused portion in a given year with the portions attributable to subsequent years. In accordance with Article 2441, paragraph 4, second sentence, of the Italian Civil Code, the board of directors must determine the issue price of the shares according to the following criteria:<br>a) in the event of capital increases serving one or more stock option plans available to directors of the Company and/or managers of the Company and/or its subsidiaries, the Company's board of directors must determine an issue price corresponding to the market value of the shares, taking into account the average stock exchange price of the Company's shares over a significant time horizon, which must not in any case be less than their normal value in accordance with the applicable tax regulations (normal value that shall be equal to the arithmetical mean of the official prices recorded by the Company's ordinary shares on the Electronic Stock Market (*Mercato Telematico Azionario*) managed by Borsa Italiana S.p.A. (Italian Stock Exchange) in the month prior to when the board of directors assign the options, where "month prior" refers to the period from the option assignment date (**excluded**) to the same day of the previous month, it being understood that in said period, for the purpose of the calculation of the arithmetic mean, only the stock exchange trading days on which the official price of the Company's ordinary shares was actually recorded shall be taken into account);<br>b) in the event of capital increases serving transactions for the |

| | |
|---|---|
| acquisition of equity investments (including through merger or demerger transactions) or businesses or branches of business active in the sectors of strategic interest to the Company, the Company's board of directors must determine an issue price corresponding to the shares' market value, taking into account the average stock exchange price of the Company's shares over a significant time horizon, or by applying the most representative assessment criteria, such as, but not limited to, the stock exchange quotations method, the discounted cash-flow method or the market-based method. | acquisition of equity investments (including through merger or demerger transactions) or businesses or branches of business active in the sectors of strategic interest to the Company, the Company's board of directors must determine an issue price corresponding to the shares' market value, taking into account the average stock exchange price of the Company's shares over a significant time horizon, or by applying the most representative assessment criteria, such as, but not limited to, the stock exchange quotations method, the discounted cash-flow method or the market-based method. |

| Section 10.1 - The Shareholders' Meeting is chaired by the Chairman of the Board of Directors, or, in his/her absence, by the Vice-Chairman (if appointed) or, in his/her absence, by another person appointed by the Meeting itself. | Section 10.1 - The Shareholders' Meeting is chaired by the Chairman of the Board of Directors, or, in his/her absence, by the Vice-Chairman (if appointed); **in the presence of more Vice-Chairmen, the Meeting shall be chaired by the Chairman with the greatest seniority or, seniority being equal, the oldest.** In the absence of **the Vice-Chairman(Chairmen), the Meeting shall be chaired** by another person appointed by the Meeting itself. |
|---|---|
| Section 14.1 - The Board shall appoint a Chairman from among its members, and may also appoint a Vice-Chairman from among its members, who shall replace the Chairman in the event of his/her absence or impediment. | Section 14.1 – The Board shall appoint a Chairman from among its members, and may also appoint **one or more Vice-Chairmen** from among its members, who **shall replace** the Chairman in the event of his/her absence or impediment; **in the presence of more Vice-Chairmen, in the event of absence or impediment of the Chairman, this shall be replaced by the Vice-Chairman with the greatest seniority or, seniority being equal, the oldest.** |
| Section 14.2 - The Board of Directors shall appoint the Managing Director from among its members, deciding on the powers and attributions thereof. The office of Managing Director, where not combined with that of General Manager pursuant to section 19.3 below, may also be attributed to the Chairman or Vice-Chairman. The Board of Directors may also appoint an Executive Committee, deciding its powers and attributions. | Section 14.2 – The Board of Directors shall appoint one or more Managing Directors from among its members, deciding on the powers and attributions thereof. The office of Managing Director, even if combined with that of General Manager pursuant to section 19.3 below, may also be attributed to ~~the Chairman or one~~ Vice-Chairman. The Board of Directors may also appoint an Executive Committee, deciding its powers and attributions. |
| Section 14.3 - In both cases, the Board of Directors will establish the periods, which shall in any case be at least not only once every quarter, but also at the Board meetings convened to approve the annual accounts, the half-year report and quarterly reports, with which these delegated bodies must report to the Board of Directors and Board of Statutory Auditors on the activities carried out while exercising proxies granted to them, on the general performance of the operations and their expected trend, on the most significant transactions, in terms of their size or characteristics, carried out by the company and its subsidiaries, and, with regard to the executive committee, also on the number of members, the duration and rules governing its operation.<br>In the event an Executive Committee is appointed, the Chairman of the Board of Directors, the Vice-Chairman (if appointed) and | Section 14.3 – In both cases, the Board of Directors will establish the periods, which shall in any case be at least not only once every quarter, but also at the Board meetings convened to approve the annual accounts, the half-year report and quarterly reports, with which these delegated bodies must report to the Board of Directors and Board of Statutory Auditors on the activities carried out while exercising proxies granted to them, on the general performance of the operations and their expected trend, on the most significant transactions, in terms of their size or characteristics, carried out by the company and its subsidiaries, and, with regard to the executive committee, also on the number of members, the duration and rules governing its operation.<br>In the event an Executive Committee is appointed, the Chairman of the Board of Directors, the Vice-Chairman **or the Vice-** |

| the Managing Director shall be rightfully entitled to be a member thereof. | **Chairmen** (if appointed) and the Managing Director **or the Managing Directors** shall be rightfully entitled to be a member thereof.. |
|---|---|
| <u>Section 15.2</u> - The Board of Directors shall be convened by the Chairman of his/her own initiative, or upon written request by the Managing Director or of three Board members, by letter or telegraph, telex or fax notice sent to the Board members and Auditors at least three business days before the meeting. In case of urgency, the minimum notice period shall be reduced to forty-eight hours. The notice of call must contain the place, day and time of the meeting, as well as the list of issued on the agenda.<br><br><u>Section 16.2</u> - The Board of Directors is chaired by the Chairman or, in his/her absence, by the Vice-Chairman, if appointed; in the absence of both, the meeting shall be chaired by the Board member with the greatest seniority or, seniority being equal, the oldest. | <u>Section 15.2</u> – The Board of Directors shall be convened by the Chairman of his/her own initiative, or upon written request by the Managing Director or **one of the Managing Directors, or** of three Board members, by letter or telegraph, telex or fax notice sent to the Board members and Auditors at least three business days before the meeting. In case of urgency, the minimum notice period shall be reduced to forty-eight hours. The notice of call must contain the place, day and time of the meeting, as well as the list of issued on the agenda.<br><br><u>Section 16.2</u> - The Board of Directors is chaired by the Chairman or, in his/her absence, by the Vice-Chairman, if appointed; in the absence of both, the meeting shall be chaired by the Board member with the greatest seniority or, seniority being equal, the oldest; **in the presence of more Vice-Chairmen, the Meeting shall be chaired by the Vice-Chairman with the greatest seniority or, seniority being equal, the oldest**; in the absence of **the Chairman and of the Vice-Chairman(Chairmen),** the meeting shall be chaired by the Board member with the greatest seniority or, seniority being equal, the oldest. |
| <u>Section 18.2</u> - In case of urgency and upon proposal by the Managing Director, and jointly therewith, the Chairman may take any measure assigned to the Board of Directors, notifying the Body thereof at the next meeting. In the event the Chairman also holds the office of Managing Director, such a measure may be take upon proposal by the Chairman-Managing Director, jointly with the Vice-Chairman; in the event the latter has not been appointed and there is a General Manager who is also a member of the Board of Directors, the urgent measure may be take upon proposal by the Chairman-Managing Director and in agreement with the General Manager. | <u>Section 18.2</u> - In case of urgency and upon proposal by the Managing Director **or one of the Managing Directors and jointly with the Managing Director who has made the proposal,** the Chairman may take any measure assigned to the Board of Directors, notifying the Body thereof at the next meeting. ~~In the event the Chairman also holds the office of Managing Director, such a measure may be take upon proposal by the Chairman-Managing Director, jointly with the Vice-Chairman; in the event the latter has not been appointed and there is a General Manager who is also a member of the Board of Directors, the urgent measure may be take upon proposal by the Chairman-Managing Director and in agreement with the General Manager.~~ |
| <u>Section 18.3</u> – The Board of Directors may however also grant representation and the power to sign, both before third parties and before courts, with the same powers above, to the Vice-Chairman and/or Managing Director. | <u>Section 18.3</u> – The Board of Directors may however also grant representation and the power to sign, both before third parties and before courts, with the same powers above, to the Vice-Chairman **and/or each of the Vice-Chairmen,** and/or Managing Director **and/or** |

| | **each of the Managing Directors.** |
|---|---|
| Section 19.1 - The Managing Director is appointed by the Board of Directors pursuant to section 14.2 hereof. | Section 19.1 - The Managing Director **or the Managing Directors are** appointed by the Board of Directors pursuant to section 14.2 hereof. |
| Section 19.2 - The Managing Director exercises the powers delegated to him/her by the Board of Directors.<br><br>He/she may suggest to the Chairman issues on the agenda of the Board and Executive Committee, and oversees implementation of the resolutions adopted by corporate bodies. | Art. 19.2 - The Managing Director **or the Managing Directors exercise the powers delegated to him/them** by the Board of Directors. **The Managing Director or each of the Managing Directors** may suggest to the Chairman issues on the agenda of the Board and Executive Committee, and oversees implementation of the resolutions adopted by corporate bodies. |
| Section 19.3 - The Board of Directors may appoint one or more General Managers, who may also be chosen from among the members of the Board of Directors, deciding their powers, which may also include the power to appoint proxies and to grant mandates. The Board may assign the office of General Manager to the Managing Director, where the latter does not also simultaneously hold the office of Chairman or Vice-Chairman pursuant to section 14.2. above. The Board of Directors may also grant the Managing Director the power to appoint and revoke one or more General Managers, with the right to delegate to the latter part of his/her powers and attributions. | Art. 19.3 - The Board of Directors may appoint one or more General Managers, who may also be chosen from among the members of the Board of Directors, deciding their powers, which may also include the power to appoint proxies and to grant mandates. The Board may assign the office of General Manager to **one** Managing Director, **also** where the latter simultaneously holds the office of ~~Chairman or~~ Vice-Chairman pursuant to section 14.2. above. The Board of Directors may also grant the Managing Director **or each of the Managing Directors** the power to appoint and revoke one or more General Managers, with the right to delegate to the latter part of the **respective** powers and attributions. |
| Section 21.2 - The interval of the Board meetings is also intended to encourage a common approach in exercising all of the powers that may be delegated by the Board of Directors to the executive committee, if existing, the Chairman, the Vice-Chairman and the Managing Director. | Section 21.2 - The interval of the Board meetings is also intended to encourage a common approach in exercising all of the powers that may be delegated by the Board of Directors to the executive committee, if existing, the Chairman, the Vice-Chairman **or the Vice-Chairmen** and the Managing Director **or the Managing Directors.** |
| Section 24.1 - The Company shall be dissolved for the causes set forth in Article 2448 of the Italian Civil Code. | Section 24.1 - The Company shall be dissolved for the causes set forth in Article **2484** of the Italian Civil Code. |

2. to severally grant the Chairman and Managing Director and each Director the necessary powers to do everything necessary to execute the resolution in question and to discharge the consequent law and regulatory requirements including, in particular, the completion of all the formalities necessary

for the resolutions ??? to be recorded with the Register of Companies pursuant to Article 2436 of the Italian Civil Code.

Rome, March 9, 2006

Lottomatica S.p.A.

For the Board of Directors

The Chairman and Managing Director

Mr. Rosario Bifulco

EXPLANATORY REPORT OF THE BOARD OF DIRECTORS OF LOTTOMATICA S.P.A. ON PROPOSAL TO AMEND SECTION 5 (SHARE CAPITAL) OF BY-LAWS, WITH THE INTRODUCTION OF SECTION 5.4, TO DELEGATE TO THE DIRECTORS, PURSUANT TO ARTICLE 2443 OF THE ITALIAN CIVIL CODE, THE POWER TO INCREASE THE SHARE CAPITAL AGAINST PAYMENT, ON ONE OR MORE OCCASIONS, FOR A MAXIMUM TOTAL NOMINAL AMOUNT OF EURO 1,720,000,000.00, OF WHICH A MAXIMUM NOMINAL AMOUNT UP TO EURO 1,670,000,000.00 TO BE OFFERED AS AN OPTION TO SHAREHOLDERS AND A MAXIMUM NOMINAL AMOUNT UP TO EURO 50,000,000.00 TO BE OFFERED FOR SUBSCRIPTION TO EMPLOYEES OF LOTTOMATICA S.P.A. AND/OR ITS SUBSIDIARIES, EXCLUDING THE OPTION RIGHT UNDER ARTICLE 2441, LAST PARAGRAPH, OF THE ITALIAN CIVIL CODE, FOR THE MAXIMUM PERIOD OF FIVE YEARS FROM THE DATE WHEN THE RELEVANT RESOLUTION IS PASSED BY THE EXTRAORDINARY SHAREHOLDERS' MEETING, GRANTING THE DIRECTORS THE POWER TO DETERMINE, FROM TIME TO TIME, THE PROCEDURES, TERMS AND CONDITIONS FOR THE CAPITAL INCREASE, INCLUDING THE SUBSCRIPTION PRICE, INCLUDING ANY SHARE PREMIUM, ALSO TAKING INTO ACCOUNT THE CAPITAL MARKET SITUATION, AS WELL AS THE SHARE PRICE PERFORMANCE OF LOTTOMATICA STOCK RECORDED IMMEDIATELY PRIOR TO THE TRANSACTION, AS DRAWN UP PURSUANT TO ARTICLE 72, PARAGRAPH 1, OF THE REGULATIONS ADOPTED BY CONSOB RESOLUTION NO. 11971 OF MAY 14, 1999, AS SUPPLEMENTED AND AMENDED.

Dear Shareholders,

the Board of Directors has called you to an Extraordinary Meeting to submit for your approval the proposal to amend the By-Laws of Lottomatica S.p.A. (hereinafter referred to as "**Lottomatica**" or the "**Company**"), to grant the directors, pursuant to Article 2443 of the Italian Civil Code, the power to increase the share capital. This report (hereinafter referred to as the "**Report**"), as drawn up by the Board of Directors pursuant to Article 72, paragraph 1, of the "Regulations implementing Legislative Decree no. 58 of February 24, 1998, on issuers" ("*Regolamento di attuazione del D. Lgs. 24 febbraio 1998, n. 58 concernente la disciplina degli emittenti*"), adopted by CONSOB Resolution no. 11971 of May 14, 1999, as supplemented and amended (hereinafter referred to as the "**Issuers' Regulations**"") , is aimed to describe and give the reasons for the abovementioned proposed amendment to the Company's By-Laws.

*** *** ***

1. PROPOSED AMENDMENT TO THE COMPANY'S BY-LAWS AND ALLOCATION OF CAPITAL INCREASES, IF ANY.

**1.1. The reasons for the proposed amendment to the Company's by-laws and the allocation of the capital increase, if any, also according to Lottomatica's operating results.**

*a) Acquisition of GTECH*

The proposed amendment to Section 5 (Share capital) of the By-Laws introduces the Section 5.4 to delegate to the directors, pursuant to article 2443 of the Italian civil code, the power to increase the share capital against payment, on one or more occasions, for a maximum total nominal amount of Euro 1,720,000,000.00, of which a maximum nominal amount up to Euro 1,670,000,000.00 to be offered as an option to shareholders and a maximum nominal amount up to Euro 50,000,000.00 to be offered for subscription to employees of Lottomatica S.p.A. and/or its subsidiaries, excluding the option right under article 2441, last paragraph, of the Italian civil code, for the maximum period of five years from the date when the relevant resolution is passed by the Extraordinary Shareholders' Meeting, granting the directors the power to determine, from time to time, the procedures, terms and conditions for the capital increase, including the subscription price, including any share premium, also taking into account the capital market situation, as well as the share price performance of Lottomatica stock recorded immediately prior to the transaction. This amendment is one that is to be seen in the context of a broader project to acquire the entire share capital of GTECH Holdings Corporation (hereinafter referred to as "**GTECH**"), the leading US company in the games and services technology sector, whose shares are listed on the New York Stock Exchange (hereinafter referred to as the "**Acquisition**"), described below in greater detail. The project was announced to the market on January 10, 2006, and its details were given in a press release of January 12, 2006. This proposal is also instrumental to carry out the plan to allocate shares to employees of Lottomatica and/or its subsidiaries, set out in the report on Item 3 on the Agenda of the Shareholders' Meeting called for April 12 (hereinafter referred to as the "**Plan**"); the plan is also related to the Acquisition inasmuch as it is intended for some GTECH managers (and for one or more Lottomatica group executives).

The price Lottomatica offers for the Acquisition is equal to USD 35 (Euro 29.04) per each GTECH share (hereinafter referred to as the "**Consideration**"), expressing a 15% premium on the GTECH share price on September 9, 2005, the day before that on which GTECH's Board of Directors announced that they were ready to consider offers to buy.

Considering:

(i) that GTECH's share capital is composed of about 132.8 million shares (on a fully diluted basis, namely also calculating the options applying the so-called "treasury method" and the shares resulting from a full conversion, if any, of the convertible bonds issued by GTECH);

(ii) that GTECH's net financial indebtedness (mainly consisting of bonds) was about 112 million Euro on November 26, 2005, the closing date of the third quarter of the current financial year;

the total value of the Acquisition is about 4 billion Euro.

*b) The strategic objectives of the Acquisition*

The Acquisition will lead to the creation of the one of the biggest lottery and game groups in the world, with a substantial presence on international markets and an enhancement of the Company's long-term potential.

In fact, the strategic objective of the Acquisition is to diversify returns, to keep and acquire high-profile customers and to develop a high technological capacity, also thanks to the integration of the skills of the Lottomatica and GTECH group and their respective management teams.

In particular, we wish to make the following specific points regarding the structure of the "new" Lottomatica group, its returns and the expected synergies.

The "new" Lottomatica group will be represented in more than 50 countries all over the world, with about 6,300 employees; within it, GTECH will continue to operate as an independent business unit, retaining its operational headquarters in the US State of Rhode Island. Lottomatica's registered office will stay in Rome.

Furthermore, the Acquisition will not have any great organizational impact, owing to the business segments and geographical position of the groups respectively headed by Lottomatica and GTECH.

As was announced to the market on January 12, 2006, according to the consensus estimates I/B/E/S available on that date, the financial community forecast:

- <u>for the 2005 financial year,</u> consolidated revenues of about 580 million Euro and a consolidated EBITDA of about 270 million Euro for Lottomatica only; revenues of about 1,630 million Euro and an EBITDA equal to about 680 million Euro for GTECH and Lottomatica (aggregate data calculated as a pure arithmetical sum without any accounting or other type of adjustment);

- <u>for the 2007 financial year,</u> consolidated revenues of about 650 million Euro and a consolidated EBITDA of about 300 million Euro for Lottomatica only; revenues of 2,000 million Euro and an EBITDA equal to about 800 million Euro for GTECH and Lottomatica (aggregate data calculated as a pure arithmetical sum without any accounting or other type of adjustment).

Take note that today the Board of Directors approved the consolidated financial statements of the Lottomatica group for the year ended December 31, 2005, which reported revenues of 582.7 million Euro and an EBITDA of 266 million Euro.

As regards the expected synergies, the Acquisition is forecast to bring total savings in costs and investments for the period 2006-2010 that, at the moment, are estimated at about 80 to 100 million Euro. This cost efficiency is expected to come mainly from the reduction in the costs of GTECH's activities in Europe, the elimination of the costs of listing GTECH itself (in fact, GTECH shares will no longer be listed when the Acquisition has been completed, as explained below) and savings in terms of investments.

The new economic and financial structure of the group is also expected to lead to investments and to provide growth opportunities for the new Lottomatica group, while at the same time it will not affect your Company's capacity to distribute dividends.

In this connection, we remind you that on January 12, 2006, the Company already announced to the market that the expected dividends for 2006 (with reference to the 2005 financial year) would be about 120 million Euro. Today, the Company's Board of Directors, in approving the draft annual accounts for the year ended December 31, 2005, proposed to the Shareholders' Meeting that is called for April 12 to distribute a dividend of Euro 1.3 per share.

As regards the management team of the "new" Lottomatica group, we remind you that, as announced to the market, the GTECH management, with their proven ability and skill at international level, will be called upon to integrate the Lottomatica management to consolidate the new group's leadership. Specifically, we expect that, when the Acquisition has been completed and the prior authorizations from the Ministry have been obtained as required by the Lotto concession:

- Bruce W. Turner, the current President and Chief Executive Officer of GTECH, will be put forward as a member of the Lottomatica Board of Directors with the position of Vice President and Managing Director, and also appointed General Manager;
- Marco Sala, the current General Manager and a member of the Board of Directors of Lottomatica, will also be put forward as Managing Director of the Company delegated to look after business in Italy.

When the Acquisition has been completed, we also expect:

- Jaymin Patel, the current Senior Vice President and Chief Financial Officer of GTECH, will be put forward as the new Administration, Finance and Control Manager of Lottomatica;
- Walter G. De Socio, the current Senior Vice President Human Resources, general counsel and corporate secretary of GTECH, will also be appointed as Chief Administrative Officer of Lottomatica.

Bruce W. Turner, Jaymin Patel and Walter G. De Socio, on the other hand, will stay in their present positions in GTECH.

In the framework of the Acquisition and in connection therewith, some of the present GTECH managers (specifically, *inter alia*, Bruce W. Turner, Jaymin Patel and Walter De Socio) are also expected to invest a part of the monetary consideration they receive as a result of the Merger (as defined below) in Lottomatica shares against the cancellation of the GTECH shares held by them on the effective date of the Merger. In this context, and in view of the reorganization of the management of the Company and of its group that is planned to take place after the Acquisition, the Ordinary Shareholders' Meeting called for April 12 is called for to approve this Plan, which may also be applied to one or more Lottomatica group

managers (for a complete description of the Plan, reference is made to the explanatory report on Item 3 on the Agenda for the abovementioned Meeting).

c) *The structure of the Acquisition*

The Acquisition will be completed through the merger of Gold Acquisition Corp., a company incorporated under the laws of Delaware (hereinafter referred to as the "**Merger**"), and wholly-owned by Gold Holding Co., a company which is also incorporated under the laws of Delaware, by incorporation (the so-called "cash merger") into GTECH.

When the Merger comes into effect, the share capital of Gold Holding Co. will be held 75% by Lottomatica and 25% by the Luxembourg company Invest Games S.A, which is almost wholly-owned by Nova Prima S.r.l. , an Italian company wholly-owned by Lottomatica.

The chain of control of Gold Acquisition Corp. described above is also shown in a graph below.


LOTTOMATICA
100%
Nova Prima S.r.l.
99%
1%
Invest Games S.A.
25%
75%
Gold Holding Co.
100%
Gold Acquisition Corp.
GTECH

As a result of the Merger:

- Gold Acquisition Corp. will be incorporated into GTECH and will cease to exist as an independent legal entity;

- the shareholders of GTECH will only be entitled to receive the Consideration for the shares they hold, which will be cancelled at the same time;
- Gold Holding Co. will hold the entire share capital of GTECH; and
- GTECH shares will no longer be listed on the New York Stock Exchange.

Pursuant to the agreement that regulates the terms and conditions of the Acquisition, and, *inter alia*, the procedures for its implementation and the formalities to be discharged before and after the effective date of the Merger, the so-called Agreement and Plan of Merger (hereinafter referred to as the "**Merger Agreement**"), governed by the State of Delaware law, approved by the Boards of Directors of Lottomatica and GTECH on January 10, 2006, and signed on the same date by Lottomatica, Gold Holding Co., Gold Acquisition Corp. and GTECH, the completion of the Merger and thus of the Acquisition is subject to the condition precedent, *inter alia*, that the quorum required for the Merger Agreement (pursuant to which the Merger will be completed) is obtained from the Shareholders' Meeting of GTECH (i.e., the favorable votes of the absolute majority of the share capital, thus at least 50% of the share capital entitled to vote on this resolution, plus one share).

In this connection, the Merger Agreement envisages that the GTECH Board of Directors recommends that the shareholders approve the Merger Agreement, and, in order to help to obtain this approval, that shareholders are solicited to delegate proxies by filing the so-called Proxy Statement with the Securities and Exchange Commission and the subsequent delivery of the Proxy Statement to the shareholders. For this purpose, on February 23, 2006, GTECH proceeded to file a draft Proxy Statement (the so-called Preliminary Proxy Statement) with the Securities and Exchange Commission, which can ask for it to be amended or supplemented. Once the Proxy Statement has been approved by the Securities and Exchange Commission, it will be sent to the GTECH shareholders.

We also point out that, under Delaware law, the GTECH shareholders that do not vote in favor of the Merger may apply for the value of their shares to be appraised by the Delaware Court of Chancery in a specific legal procedure (hereinafter referred to as the "**Appraisal Shares**"), and they may obtain a price per share equivalent to the fair value of their shares instead of the Consideration after the effective date of the Merger. This value would be determined by the Delaware Court of Chancery itself and might be higher than, the same as, or less than, the Consideration. In the light of this possibility, the Merger Agreement also contains the condition precedent to the obligation of Gold Holding Co. and Gold Acquisition Corp. to complete the Acquisition, that is that the Appraisal Shares should not represent more than 10% of the share capital of GTECH. Otherwise, Gold Holding Co. and Gold Acquisition Corp. will not be required to complete the Acquisition. This condition, however, may be waived by Gold Holding Co. and Gold Acquisition Corp..

In this connection, we also point out that if the Appraisal Shares represent less than 10% of GTECH 's share capital, or if the Acquisition is completed even in the event of the Appraisal Shares exceeding the

said 10% percentage, Lottomatica must provide the resources to finance the payment of any excess of the price determined by the Delaware Court of Chancery over the Consideration for all the Appraisal Shares. Lottomatica expects to discharge this obligation also by recourse to the cash flows generated by its own business and possibly using a non-utilized part of a credit facility of up to a maximum amount of USD 250,000,000 (the so-called Revolving Facility) that will be made available to some companies of the "new" Lottomatica group by the same pool of banks as the one that will disburse the Senior Loan (as defined in the following point d). Should these sources not be enough to pay the consideration for the Appraisal Shares, Lottomatica may seek further recourse to the credit market.

Apart from the abovementioned conditions, in accordance with the Merger Agreement, the completion of the Acquisition is subject to the condition precedent that there are additional requirements needing to be satisfied, connected, *inter alia*, with the obtaining of authorizations, including antitrust clearance, and assents (among which those of the US gaming authorities) for raising the financial resources necessary to carry out the Acquisition, the assent of some substantial customers that are active in the lottery sector to the change in the control structure of GTECH (which is currently a public company in the true sense of the word, so that it has no controlling shareholder), the retention by Lottomatica of an investment grade corporate rating, as well as the absence of any events and/or changes with materially adverse effects on the activities, assets, financial position or operating results of GTECH and its group, except for some specific exceptions.

We finally point out that it seems from the Preliminary Proxy Statement that in January Mr. Ralph Sellite, on his own behalf and also on behalf of some other GTECH shareholders, took legal action (whose objective is to become a class action) before the Superior Court of the State of Rhode Island, County of Kent (the state where GTECH is based) against GTECH and its directors. Mr. Sellite bases his case, *inter alia*, on the argument that in executing the Merger Agreement the Board of Directors of GTECH acted in breach of its duties of trust, diligence, loyalty and good faith to the shareholders of GTECH. The aim of the action is, *inter alia*, to obtain a decision that the Merger Agreement is unlawful and null and void, that prevents the Merger from being completed and that lays down procedures with the purpose of requiring the Directors of GTECH to negotiate the terms and conditions for a "new" transaction that would be in the best interests of the shareholders of GTECH and would allow them to obtain a price per share higher than the Consideration. In the Preliminary Proxy Statement, GTECH stated that the claims put forward in the context of this action are unfounded and expressed the intention to defend itself and its Directors vigorously if the action is not given up.

*d) The sources of finance for the Acquisition*

The Acquisition is expected to be financed by:

1. a Lottomatica capital increase of about Euro 1,400,000,000.00 offered as an option to its shareholders; a part of the total capital increase (up to a maximum nominal amount of Euro 1,670,000,000.00), which is hereby proposed to delegate, is to be offered to the shareholders,

namely up to a maximum nominal amount of Euro 1,500,000,000.00, and will be allocated to financing the Acquisition (hereinafter referred to as the "**Capital Increase serving the Acquisition**");

2. the issue by Lottomatica of a subordinate debenture loan of about 750 million Euro, expiring in 2066, to be placed with Italian professional and foreign institutional investors and to be listed on the Luxembourg Stock Exchange (hereinafter referred to as the "**Debenture Loan**");

3. a senior loan of about USD 2,260 billion (equivalent to about Euro 1,900,000,000) in several *tranches* to be paid out to Gold Acquisition Corp. and guaranteed by Lottomatica, and partly used to pay the GTECH shareholders the Consideration for their shares and partly to re-finance GTECH's existing debt (hereinafter referred to as the "**Senior Loan**"); and

4. financial resources of about 0.4 billion Euro available to Lottomatica.

The part of the abovementioned sources for the financing of the Acquisition that Lottomatica will procure direct will be made available to Gold Acquisition Corp. by capital increases in the companies shown in the graph under (c) above and/or inter-group loans to these companies, and the market will be promptly informed of these transactions, as they are also transactions between related parties.

With regard to the above, please also note that during the period after the signature of the Merger Agreement Lottomatica entered into hedging agreements to cover the Euro/US Dollar exchange rate risk, to avoid the danger of a rise in the US Dollar against the Euro causing a reduction in the abovementioned sources of finance for the Acquisition in the period prior to the completion of the Acquisition.

For the purposes of working out the structure and the sources of finance for the Acquisition, the Board of Directors has pursued the aim of safeguarding the interests of the Company and of its Shareholders. From this point of view, the Board of Directors has deemed that a priority objective is that Lottomatica should retain an investment grade corporate rating.

In this regard, note that after the announcement of the Acquisition:

- Standard & Poor's Ratings Services put the long-term BBB rating the short-term A-2 rating on Credit Watch, with unfavorable implications. In spite of the dimensions of the Acquisition, after it is completed and provided that the resources necessary to finance it are found, Standard & Poor's expects to lower its Lottomatica rating by only one level, to BBB-/A3 with a stable outlook;

- Moody's Investors Service awarded a rating to Lottomatica for the first time, as it follows: provisional Baa3 corporate family rating; provisional - Ba1 long-term senior unsecured issuer rating (not relating to outstanding debts); provisional - Baa3 rating on the debenture loan of 360 million Euro issued by Lottomatica in December 2003, expiring in December 2008. Once the Acquisition has been completed, the loan is expected to be guaranteed by GTECH.

These ratings will cease to be provisional when the Acquisition is completed, provided the Capital Increase serving the Acquisition is carried out and the guarantees under the agreements regulating the sources of finance for the Acquisition are issued, as well as to the examination of the final legal paperwork connected with such agreements.

In view of the means of financing chosen and the strategic importance of the Acquisition, the Board of Directors is sure that the Company will optimize its financial structure, suitably balancing the need to reduce the cost of capital and the need for financial stability, and that business growth in the "new" Lottomatica group after the Acquisition will generate returns that are superior to the weighted-average cost of capital.

*e) The preliminary agreements related to the sources of finance for the Acquisition*

In the light of the above, before entering into the Merger Agreement, the Board of Directors took steps to timely ensure the availability of the sources of finance necessary for the Acquisition.

At the same time as the Merger Agreement, therefore, preliminary agreements were executed with Credit Suisse First Boston (Europe) Limited, now Credit Suisse Securities (Europe) Limited (hereinafter referred to as "**Credit Suisse**") and Goldman Sachs International (hereinafter referred to as "**Goldman Sachs**"), that, provided certain conditions were satisfied, served to provide the sources of finance for the Acquisition.

Specifically, under these agreements, Credit Suisse and Goldman Sachs undertaken the commitment to enter into final agreements whereby the above banks: (a) will guarantee, severally and not jointly, the successful completion of the Capital Increase serving the Acquisition, subject to the satisfaction of conditions that are customary in transactions of this kind, as described in greater detail in paragraph 1.4 below; and (b) will guarantee, severally and not jointly, the successful completion of the issue of the Debenture Loan, subject to the satisfaction of conditions that are customary in transactions of this kind on international markets; Credit Suisse International and Goldman Sachs will also arrange the Senior Loan on the basis of standard market conditions for similar transactions.

*f) The proposed delegation of powers to directors pursuant to Article 2443 of the Italian Civil Code*

As we have already mentioned, the proposed delegation of powers to directors, pursuant to Article 2443 of the Italian Civil Code, to increase the share capital is functional to the Acquisition.

In fact, the Capital Increase serving the Acquisition (up to the maximum nominal amount of 1,500 million Euro), which will be offered as an option to shareholders, is intended to procure a part of the resources necessary to finance the Acquisition.

Another part of the total capital increase that the Extraordinary Shareholders' Meeting is asked to delegate to the Board of Directors (up to the maximum nominal amount of 50 million Euro) will be used to serve the Plan (hereinafter referred to as the "**Capital Increase serving the Plan**") and will be offered for subscription to employees of Lottomatica and/or its subsidiaries.

Finally, the remaining part of the total capital increase that the Extraordinary Shareholders' Meeting is asked to delegate to the Board of Directors (up to the maximum nominal amount of 170 million Euro), which will be offered for subscription to shareholders, is functional to the Debenture Loan (hereinafter referred to as the "**Capital Increase functional to the Debenture Loan**").

Specifically, the Debenture Loan regulations, whose terms and conditions are currently in an advanced stage of negotiation, envisage that the Company resolves, or delegates to the directors the power to resolve, a capital increase before the Debenture Loan is issued to serve the payment of at least two yearly interest on the debenture Loan.

We point out, however, that the amount of the Capital Increase functional to the Debenture Loan has been prudentially calculated at a high level to enable two or three yearly interest to be paid, taking into account that the interest rate on the Debenture Loan has not, at this moment, yet been fixed.

We also point out that the purpose of the Capital Increase functional to the Debenture Loan is to safeguard the holders of the bonds that are to be issued to execute the Debenture Loan from the risk of Lottomatica not having enough funds to pay them the interest due on the Debenture Loan. If this event does not occur, therefore, the Capital Increase functional to the Debenture Loan would not be made.

The other main terms and conditions of the Debenture Loan are briefly described below:

- the term will be 60 years, and therefore, at the same Extraordinary Shareholders' Meeting called to resolve upon the proposal under this Report, a proposal will be submitted, *inter alia*, to amend the company's by-laws to extend the life of the Company until 2070;
- the holders of the bonds issued in execution of the Debenture Loan are to be subordinated in the repayment of the principal and, subject to certain conditions, in the payment of interest and all other sums due to them, to all the other creditors of Lottomatica, except for the holders of financial instruments whose terms and conditions are similar to those of the Debenture Loan, or that have an equal degree of priority;
- the interest rate will be fixed until the tenth anniversary of the issue and will subsequently be variable, to be calculated on the basis of a 6-month EURIBOR, plus a spread that, however, has not yet been defined;
- the interest may be deferred, at Lottomatica's discretion, for a maximum period of 5 years after the year in which it is payable, but if certain events occur (such as the repayment, or the repurchase of securities similar to those in the Debenture Loan, the distribution of dividends or the purchase of treasury stock, the winding-up, the dissolution or the opening of an insolvency procedure against Lottomatica) the deferred interest must be paid;
- the payment of the interest must be deferred should certain financial covenants not be observed, without prejudice to the payment obligation should certain events occur;

- interest whose payment has been voluntarily deferred, has not been paid at the end of the fifth year after its deferment or whose payment has been obligatorily deferred, must be paid - without prejudice to the obligation to pay the relevant amount in the circumstances specified above - using sums proceeding from the execution of a capital increase resolved to this end, or from payments on account of future capital increases; to pay this interest, therefore, if the circumstances under the Debenture Loan regulations arise, the Capital Increase functional to the Debenture Loan could be executed (or another capital increase could be executed, which will be subsequently delegated to the directors).

After they have verified the terms and conditions of the Debenture Loan that have been briefly set out above, the rating agencies (Moody's and Standard & Poors) are expected to consider a part of the amount of the Debenture Loan (whose amount is to be determined) as a stable component of Lottomatica's capital structure.

*** *** ***

The resolution you are asked to adopt eminently responds to the need to give the Company a rapid and flexible tool to raise the venture capital on the market for the purposes that have been described above; specifically, the purpose of the Capital Increase serving the Acquisition is to procure a part of the resources necessary to finance the Acquisition, while the purpose of the Capital Increase functional to the Debenture Loan is to procure the necessary resources to meet the payment of at least two or three yearly interest on the Debenture Loan.

As we have explained, on the other hand, the Capital Increase serving the Plan is instrumental to implement the Plan, which is connected with the Acquisition.

In the light of these requirements, the Board of Directors proposes to the Extraordinary Shareholders' Meeting of Lottomatica to resolve to amend Article 5 (Share capital) of the by-laws, with the introduction of section 5.4, to delegate to the directors, pursuant to Article 2443 of the Italian civil code, the power to increase the share capital against payment, on one or more occasions, for a maximum total nominal amount of Euro 1,720,000,000.00, of which a maximum nominal amount up to Euro 1,670,000,000.00 to be offered as an option to shareholders and a maximum nominal amount up to Euro 50,000,000.00 to be offered for subscription to employees of Lottomatica S.p.A. and/or its subsidiaries, excluding the option right under article 2441, last paragraph, of the Italian civil code, for the maximum period of five years from the date when the relevant resolution is passed by the Extraordinary Shareholders' Meeting, granting the directors the power to determine, from time to time, the procedures, terms and conditions for the capital increase, including the subscription price, including any share premium, also taking into account the capital market situation, as well as the share price performance of Lottomatica stock recorded immediately prior to the transaction, according to the further procedures and terms which will be described in greater detail hereinafter.

Specifically, of the maximum total nominal amount of 1,670 million Euro, **to be offered as an option to shareholders:**

- a maximum nominal amount of 1,500 million Euro will be allocated to the Capital Increase serving the Acquisition;
- a maximum nominal amount of 170 million Euro will be allocated to the Capital Increase functional to the Debenture Loan.

The maximum nominal amount of 50 million Euro will be allocated to the Capital Increase serving the Plan and will be offered **for subscription to employees of the Company and/or its subsidiaries pursuant to Article 2441, last paragraph, of the Italian Civil Code.**

The shares to be issued in exercising the above delegated power, with a par value of Euro 1.00 each, will have the same characteristics as those already outstanding.

In view of the circumstances that have been described above and which have given rise to the proposal to delegate to the directors the power to increase the share capital, it is proposed that the Board of Directors be allowed, from time to time, to define the features of the capital increases to be resolved when exercising the said delegated power, including, for each issue:

- the issue price of the new shares (including any share premium), which may, therefore, be different for each issue, as fully explained below, within the limits laid down by the Shareholders' Meeting and according to the relevant best practice, also taking into account market conditions and the performance of Lottomatica stock just before the transaction, it being understood that the issue price of the shares proceeding from the Capital Increase serving the Plan must be the same as the issue price of the shares under the Capital Increase serving the Acquisition;
- the number of shares to be issued and the subscription ratio in the exercise of the option right, limited to the Capital Increase serving the Acquisition and the Capital Increase functional to the Debenture Loan;
- the term for the subscription of the new shares and the provision for the capital to be increased by an amount equal to the subscriptions received up to the time laid down if the capital increase resolved from time to time is not entirely subscribed within the term established from time to time.

Should the Merger Agreement be dissolved or terminated or ceases to exist for any reason (with the consequence that the Acquisition no longer takes place) between this day and the day of the Shareholders' Meeting called to resolve upon the delegation of powers to the directors to increase the share capital, pursuant to Article 2443 of the Italian Civil Code, under this Report, the Company will inform the market promptly and any steps made necessary by the circumstances at the time will be taken.

Although the Company's Board of Directors has not yet reached any decision or adopted any resolution in the matter, take note that if the Merger Agreement is dissolved or terminated or ceases to exist (with the consequence that the Acquisition no longer takes place), after the relevant resolutions have been adopted by the Extraordinary Shareholders' Meeting, but before offering the new shares proceeding from the Capital Increase serving the Acquisition and/or before offering the new shares proceeding from the Capital Increase serving the Plan

- in all events the market will be informed in good time;
- the shares under the Capital Increase serving the Acquisition will probably not be offered; and
- the Board of Directors will certainly not exercise their delegated power related to the Capital Increase serving the Plan, as the execution of the Plan is subject to the completion of the Acquisition.

If one of these events occurs after the promotion of the offer of the new shares under the Capital Increase serving the Acquisition, the Company will consider how to employ the resources from the Capital Increase serving the Acquisition.

Finally, as far as this is concerned, penalties are envisaged in the event of the termination of the Merger Agreement. Specifically, if the Merger Agreement is terminated owing to the occurrence of certain events specifically stated therein for which GTECH is liable (such as a decision by GTECH's Board of Directors to terminate the Merger Agreement and enter into an agreement for the acquisition of GTECH on more favorable terms and conditions), GTECH would have to pay Gold Holding Co. a penalty of USD 163 million; on the contrary, should the Merger Agreement be terminated owing to the occurrence of certain events specifically stated therein for which Lottomatica or Gold Holding Co. is liable (such as Lottomatica's failure to obtain an investment grade corporate rating), Gold Holding Co. would have to pay GTECH a penalty of USD 50 million.

### 1.2 Reduction or change in the structure of financial indebtedness

As we have said, the delegated power to make a capital increase that the Extraordinary Shareholders' Meeting is asked to grant the Board of Directors is functional to the Acquisition.

Specifically, the Capital Increase serving the Acquisition is intended to finance the Acquisition, the Capital Increase functional to the Debenture Loan is connected with the Debenture Loan, which is one of the sources of financing the Acquisition, and the Capital Increase serving the Plan is functional to the execution of the Plan.

The proposal in question, therefore, does not have the purpose of reducing or modifying Lottomatica's financial indebtedness.

We think it is appropriate, however, considering that the Company will issue the Debenture Loan in the short run (probably in May 2006), and in order to give you the fullest possible information, to set out the

following data as regards the net consolidated financial position of the Lottomatica group and of Lottomatica, as resulting from the draft financial statements approved by the Board of Directors on March 9, 2006.

*a)* *Net consolidated financial position of the group headed by Lottomatica*

The net financial position as of December 31, 2005 (€/000 89,678) includes payables for long-term loans of €/000 359,653; most of this item is made up of a bond issue of €/000 360,000, launched by Lottomatica in December 2003 and expiring on 22/12/2008; the accounts show this debt net of issue costs and the issue discount, which have been capitalized: therefore, the amount entered in the accounts is equal to €/000 358,443. The other item entered under payables for long-term loans is made up of the portions of lease rates due beyond 12 months (€/000 1,210).

Cash and cash equivalents (€/000 246,163) are held in current accounts or sight deposits.

Short-term loans (€/1000 7,260) is broken down as follows: €/1000 6,517 for payables on unpaid winnings and €/1000 743) for the portion of lease rates expiring within 12 months.

Current financial assets (€/000 31,808) are made up of government bonds in portfolio (*BOT, Buoni Ordinari del Tesoro,* Treasury Bills) of €/000 29,357, receivables from Bingoplus of €/000 1,644, receivables from *AAMS* (*Amministrazione Autonoma dei Monopoli di Stato,* Italian State Monopolies) (€/000 627 of grants and €/000 155 of winnings paid in advance by Consorzio Lottomatica Giochi Sportivi) and other items of €/000 25.

Net financial position also includes liability items relating to interest accrued on bonds issued in December 2003 for the period 23/12/05 – 31/12/05 (€/000 473) and for the mark-to-market valuation of derivative instruments hedging the exchange rate risk pending on Consorzio Lotterie Nazionali (€/000 263).

The total net financial position will remain unchanged after the issue of the Debenture Loan for the expected amount of €/000 750,000. Analyzing the individual items, however, we will see a corresponding increase in medium- to long-term loans, accompanied by a corresponding increase of €/000 750,000 in Lottomatica's cash in hand.

*b)* *Net financial position of Lottomatica*

The net financial position of Lottomatica was €/000 – 304,925 as of December 31, 2005: this figure is mainly made up of the algebraic sum of the medium-to-long term debt (including interest accrued from the date of payment of the coupon at the year-end), the cash in hand and the position against Bingoplus.

The medium-to-long term debt is broken down including the bond issue of €/000 360,000, launched in December 2003 and expiring on 22/12/2008. The accounts show this debt net of issue costs (€/000 980) and the issue discount (€/000 577), which have been capitalized: therefore, the amount entered in the

accounts is equal to €/000 358,443, to which the debt of €/000 473 relating to the allocation of interest accrued on bonds issued in December 2003, from 22/12/2005 to 31/12/2005, must be added.

The current financial assets (€/000 31,001) are represented by government bonds in portfolio (*BOT, Buoni Ordinari del Tesoro,* Treasury Bills) of €/000 29,357, and the financial receivable from Bingoplus of €/000 1,644.

Cash and cash equivalents of €/000 127,836 are held in current accounts or sight deposits with the main Italian banks.

If we consider inter-company Lottomatica's payables/receivables to/from other group companies, which obviously cancel each other out in the consolidated financial statements, the following items must be added: cash pooling payables of €/000 77,679 (mainly relating to payables to LIS Lottomatica Italia Servizi S.p.A.), payables to Cirmatica of €/000 131,394 and receivables from Consorzio Lotterie Nazionali and from Lottomatica Sistemi for a total of €/000 99,385.

Therefore, the stand-alone position of Lottomatica, also considering the inter-company financial positions, passes to €/000 309,767.

The total net financial position will remain unchanged after the issue of the Debenture Loan for the expected amount of €/000 750,000. Analyzing the individual items, however, we will see a corresponding increase in medium- to long-term loans, accompanied by a corresponding increase of €/000 750,000 in Lottomatica's cash in hand.

*** *** ***

Finally, for the sake of completeness, take note that the net financial position of GTECH was equal to about 112 million Euro (converted into Euro at a $/€ exchange rate of 1.205) as of November 26, 2005, that is the closing date of the third quarter of the current financial year.

## 1.3 Results of the financial year ended December 31, 2005, and general information regarding performance of operations in the current period.

The Shareholders' Meeting called to resolve upon the amendment to the by-laws to grant the Board of Directors the delegated power to increase the share capital is also convened in an ordinary session on April 12, to approve the Lottomatica annual accounts as of December 31, 2005.

Therefore, the files relating to the Company's annual and consolidated accounts as of December 31, 2005, are available at the registered office and at Borsa Italiana S.p.A. They contain all the information required regarding the operating results for the period ended December 31, 2005.

Below are our comments on performance of operations over the current financial year:

*a)* *most significant trends recorded in the performance* of wagers collected and sales

LOTTO

At December 31, 2005, there was a decrease over the same period in the previous year, in terms of both total wagers and the revenues for the fee due to Lottomatica.

Analysis of the data recorded shows wagers of 7.28 billion Euro, down by about 38% compared to December 31, 2004. Wagers from late numbers, equal to about 1,574 billion Euro, shows a decrease compared to 5,654 million Euro posted in the corresponding period of the previous year. "Core" wagers also showed a decrease, totaling 5,740 million Euro compared to 5,654 million Euro.

As a result of the lower wagers, the total number of bets went down from approximately 3.0 billion as of December 31, 2004, to 2.6 billion in the same period of 2005.

The reduction in wagers is mainly attributable to the absence of late numbers capable of attracting the attention of players, after number 53 being drawn on the Venice wheel. The drop in gambling on late numbers reduced the typical drive that such numbers usually generate on gaming on other numbers/draws also causing in this way, a reduction in core wagers.

Against a -38% decrease in the wagers, Lottomatica revenues amounted to 432 million Euro compared to 494 million Euro in 2004.

LOTTERIES

Over this year results from lottery sales showed very positive figures, that is total wagers of 1,541 million Euro.

Specifically, 793 million tickets were sold for the Scratch & Win Lottery, with wagers of 1,492 million Euro, while 16.2 million tickets were sold for the traditional lotteries, with wagers of €/mil. 48.5, compared to 325.5 million tickets sold and wagers of 477 million Euro for the Scratch & Win Lottery and 20 million tickets and wagers of 60 million Euro for the traditional lotteries in the same period of 2004.

REVENUES

Revenues from sales and services as a whole were in line with those poster over the previous year.

As to Games, consolidated revenues amounted to 503 million Euro compared to 509.9 million Euro in the previous year, where the lower revenues from Lotto (- 61 million Euro) are almost entirely offset by the increased sales for Lotteries (equal to 39 billion Euro) and Video Lotteries (+ 5.8 million Euro).

Services confirmed the growth in revenues (+ 33% compared to 2004) driven by the increase on top-ups and the launch of new services (Bills and Stamp Duties).

*b) most significant trends in the evolution of costs and sales prices*

Operating costs totaled €/000 316,689 (€/000 353,894 as of 31.12.2004)

As of 31.12.2005, EBITDA was equal to €/000 265,985 compared to €/000 231,880 as of 31.12.2004.

The impact of margins on revenues from sales and services passed from 39.6% in 2004 to 45.6% in 2005.

The following factors contributed to the higher margins obtained in spite of lower revenues:

- ***operating efficiencies (30.3 million Euro):*** in 2005, cost saving and operating efficiency process continued, in spite of the normal adjustments for inflation, and this allowed substantial economies to be achieved. Specifically, the process of technological innovation on the Lotto network, already started in previous years, was further strengthened with the launching of a program of replacement of old technology network equipment with equipment with superior functional characteristics. This project, which took shape in the second half of 2005, will be concluded during 2006;

- ***paper supports (3.4 million Euro):*** the savings made during 2005 arose from both the integration as supplier of PCC Giochi e Servizi and from greater rationalization and improvements in the handling of deliveries;

- ***personnel costs:*** the increase realized is attributable to the combined effect of adapting the Group's managerial structures and the remuneration changes deriving from contractual and inflationary dynamics;

- ***other efficiencies (7.3 million Euro):*** mainly attributable to the rationalization of the overall cost base and the re-definition of internal operational methods;

- ***services development:*** during 2005, the services business' positive trend continued in terms of revenues and EBITDA, driven by the good performance of the sales of top-ups and the consolidation of the other businesses;

- ***Lottery development:*** after its launch during the second half of 2004, the instant lottery business recorded very good results during 2005. This had an impact both on revenues and on EBITDA.

*c) financial structure outlook*

For the financial structure outlook, reference is made to the information under paragraph 1.2 above.

*d) information regarding the foreseeable results at the end of the current financial year*

The favorable trend continued in 2006, both in the games and in the services market.

The first two months of 2006 confirm the good performance of Lotto, which generate wagers that are in line with expectations and are higher than at the end of 2005, even if has not reached the levels attained at the beginning of 2005, which were still associated with the effect generated by the number 53 on the Venice wheel.

In the first months of 2006, instant lotteries recorded substantial increases in wagers over the same period in the previous year, and are exceeding their growth forecast.

The services business is consolidating the results it has achieved and, thanks to the performance of the new products offered (stamp duties in particular) is recording a substantial increase over the same period in the previous year and is in line with the expected results.

The market share of the sports pools is substantially firm compared to the end of 2005, while the growth trend of the TRIS market share that was already shown in the latter part of 2005 is being confirmed.

### 1.4 Underwriting syndicates and the related composition. Procedures and terms for their actions.

In order to ensure the successful outcome of the Capital Increase serving the Acquisition that is to be resolved by the Board of Directors in partial execution of the delegated power that it is proposed to grant this body, described in this Report, a preliminary underwriting agreement (hereinafter referred to as the "**Pre-Underwriting Agreement**") has been executed between Lottomatica and De Agostini S.p.A. (hereinafter referred to as "**De Agostini**"), the majority shareholder of Lottomatica, on the one hand, and Credit Suisse and Goldman Sachs, on the other hand, by virtue of which Credit Suisse and Goldman Sachs, on the terms and conditions set out in detail below, have severally and not jointly undertaken the commitment, each to the extent of 50% of the Maximum Risk (as defined below), to subscribe the shares corresponding to the option rights, if any, not exercised by the end of the option offer and the stock market offer, pursuant to Article 2441, paragraph 3, of the Italian Civil Code, net of those shares under the commitments of De Agostini, as described in greater detail under paragraph 1.7 below, for a maximum counter-value of Euro 587,188,000 (hereinafter referred to as the "**Maximum Risk**").

In this regard, it is specified that, on May 9, 2005 , De Agostini entered with Mediobanca - Banca di Credito Finanziario S.p.A. into an agreement named Total Return Equity Swap concerning no. 6,198,773 shares of Lottomatica (hereinafter referred to as the "**Swap**"). The Swap, which expires on March 31, 2006, is renewable and envisages an alternative between (i) closing by cash settlement, namely by paying De Agostini any positive differential between the market value of Lottomatica shares at the time the Swap is closed and their initial reference prices (Euro 26.5 per share), or by De Agostini paying any negative differential between these two figures; or (ii) at De Agostini's choice, "physical" closure by settlement with Lottomatica shares. De Agostini, however, intends to renew the Swap. Should the Swap be renewed and should Mediobanca undertake, against Credit Suisse and Goldman Sachs, the irrevocable commitment to subscribe all the shares it is offered as an option in proportion to the shareholding under the Swap in the framework of the Capital Increase serving the Acquisition, the Maximum Risk will be reduced accordingly.

The obligation undertaken by Credit Suisse and Goldman Sachs previously described and preliminary to the assumption of a commitment to be regulated by a final underwriting agreement, that will be entered into before the offer of the new shares in execution of the Capital Increase serving the Acquisition, is subject to the satisfaction of certain conditions, customary in transactions of this kind, such as, specifically: (i) that no events and/or changes take place that have material adverse effects on the

activities, assets, financial position, operating results and outlook of Lottomatica, GTECH and their respective groups; (ii) that no events or changes take place in general market, financial and economic conditions or in the conditions of the currency markets, including the international markets, or that no extraordinary circumstances (including conflicts or terrorism attacks) arise such as to materially jeopardize the transaction; (iii) that Lottomatica's representations and warranties, as made in the Pre-Underwriting Agreement, are true and correct in all material aspects and comply with the international practice in transactions of this kind, and that, in all material aspects, the commitments undertaken by Lottomatica and De Agostini in the same agreement are discharged; (iv) that there are no circumstances that make the Acquisition or the Capital Increase serving the Acquisition unlawful, impossible or reasonably impracticable; (v) that Standard & Poor's Ratings Services and Moody's Investors Service SP awards Lottomatica a rating of at least Baa3/BBB for corporate and senior long-term credit (assuming the completion of the Acquisition and thus on a post-Acquisition pro-forma basis); (vi) that Lottomatica shares are not suspended or excluded from trading on the date of execution of the underwriting agreement, except for specific exceptions, and (vii) with regard to the Acquisition, that a price per share not higher than the Consideration is paid.

In the Pre-Underwriting Agreement, De Agostini:

(i) undertook the commitment, during the period from the date of the Pre-Underwriting Agreement until the date of execution of the final underwriting agreement, not to transfer Lottomatica shares or carry out transactions that have the effect of transferring, either directly or indirectly, Company shares until 120 days have passed from the date the Capital Increase serving the Acquisition is executed, without the prior written consent of Credit Suisse and Goldman Sachs (which may not be unreasonably withheld);

(ii) undertook, in the final underwriting agreement, during the period from the date of the final underwriting agreement until 120 days have passed from the date the Capital Increase serving the Acquisition is executed, not to transfer or otherwise dispose of the Lottomatica shares it holds (either directly or indirectly) on the date of the final underwriting agreement, as well as of those that it is to subscribe in the context of the Capital Increase serving the Acquisition; and not to move or vote in favor of transactions involving Lottomatica's share capital (such as, but not limited to, capital increases or issue of securities convertible into or exchangeable for Lottomatica shares) without the prior written consent of Credit Suisse and Goldman Sachs (which may not be unreasonably withheld).

except for some exceptions relating to, *inter alia*, the adoption of those resolutions concerning the capital increases to be passed in connection with the Acquisition.

De Agostini also undertook to see that if the Swap is renewed when it expires, this is done on terms and conditions that will not allow it to become null and void, or to be amended in such a way as to have the

effect of conveying, in whole or in part, either directly or indirectly, title to the ownership of the Lottomatica shares under the Swap until 30 days after the date on which the Capital Increase serving the Acquisition is executed.

Again in the context of the Pre-Underwriting Agreement, Lottomatica undertook, for the period from the date of the Pre-Underwriting Agreement until 120 days after the Capital Increase serving the Acquisition has been executed, not to carry out any transactions on its shares or on the share capital of Lottomatica (such as, but not limited to, capital increases or issue of securities convertible into or exchangeable for Lottomatica shares) without the prior written consent of Credit Suisse and Goldman Sachs (which consent is not to be unreasonably withheld), except for some exceptions relating to, *inter alia*, the adoption of those resolutions concerning the capital increases to be passed in connection with the Acquisition, such as those under this proposal.

As provided for under the Pre-Underwriting Agreement, Lottomatica will enter into a final underwriting agreement with Credit Suisse and Goldman Sachs.

The Board of Directors will decide on and arrange the terms and conditions of the final underwriting agreement taking account of the relevant best practice and within the framework of the principles under the Pre-Underwriting Agreement.

The final underwriting agreement may also be executed by Credit Suisse and Goldman Sachs in the name and on behalf of a possible underwriting syndicate made up of the above banks, as Joint Lead Underwriters, with other leading financial institutions as co-managers. In this case the obligations of each member of the syndicate will be agreed between Lottomatica and the Joint Lead Underwriters at the time the syndicate is set up. The offering circular that is to be published in relation to the Capital Increase serving the Acquisition will give full information regarding the possibility of the setting up of an underwriting syndicate, as well as of any additional specific agreements with the Company.

### 1.5 Other forms of placement envisaged

The capital increases which will be resolved, from time to time, by the Board of Directors while exercising the powers possibly delegated to as a result of the amendment to the by-laws which the Extraordinary Shareholders' Meeting is asked to approve, will be offered as an option to the Company' shareholders pursuant to Article 2441, paragraphs 1, 2 and 3, of the Italian Civil Code, as to the Capital Increase serving the Acquisition and the Capital Increase functional to the debenture Loan, while they will be reserved for employees of Lottomatica S.p.A and/or its subsidiaries, pursuant to Article 2441, last paragraph, of the Italian Civil Code as to the Capital Increase serving the Plan.

No other forms of placement are envisaged.

### 1.6 Criteria for the determination of the issue price

As explained above (see paragraph 1.1, letter f), within the limits laid down by the Shareholders' Meeting, the issue price of the new shares (including any share premium), together with all the other terms and

conditions for each share issue in the framework of the capital increase that it is proposed to delegate pursuant to Article 2443 o the Italian Civil Code, will be determined from time to time by the Board of Directors, and may therefore be different for each issue, it being understood that the issue price of the shares proceeding from the Capital Increase serving the Plan must be the same as the issue price of the shares proceeding from the Capital Increase serving the Acquisition.

In determining the issue price, from time to time the Board of Directors will take, *inter alia*, market conditions into account, as well as the reference price of Lottomatica shares as recorded just before the transaction and, at least as regards the Capital Increase serving the Acquisition (and the Capital Increase serving the Plan as specified above) will apply a discount on the TERP (Theoretical Ex-Rights Price)[1], to be fixed, as laid down in the Pre-Underwriting Agreement, also in consultation with Credit Suisse and Goldman Sachs, in order to encourage shareholders to subscribe the issue. The Board will then, again in consultation with Credit Suisse and Goldman Sachs, fix the relevant issue price.

Only as regards the Capital Increase serving the Acquisition and the Capital Increase functional to the Debenture Loan, the number of shares to be issued from time to time in the execution of the delegated powers and the relevant subscription ratio in the exercise of the option right will be consequently determined by the Board of Directors when it has fixed the issue price. The Board will, from time to time, also establish the timing for each issue and thus also the terms and conditions for the subscription of the new shares. All Board of Directors' resolutions concerning this matter will provide for the capital to be increased by an amount corresponding to the subscriptions received up to the expiry of the term laid down should the capital increase resolved from time to time not be fully subscribed within the time limit laid down from time to time.

### 1.7 Shareholders that have expressed their willingness to subscribe the new shares in proportion to their shareholdings

The Pre-Underwriting Agreement under paragraph 1.4 above has also been executed by De Agostini, which has undertaken the following commitments relating to Lottomatica shares to be offered as an option within the Capital Increase serving the Acquisition in consideration of those shares representing the shareholding held by the same company and by its subsidiary Nuova Tirrena S.p.A. (hereinafter referred to as "**Nuova Tirrena**") in the Company's share capital as of December 31, 2005 (totaling circa 58.06% at that date).

Specifically, as regards the Capital Increase serving the Acquisition, De Agostini has undertaken to assume the commitment, in the final underwriting agreement, subject to the satisfaction of conditions that are customary in this type of agreement, to (i) subscribe all the shares it is offered as an option in proportion to the shareholding it holds direct; and (ii) to cause Nuova Tirrena to subscribe all the shares Nuova Tirrena itself is offered as an option in proportion to the shareholding it holds.

---

[1] TERP (Theoretical ex-rights price) if the theoretical price of a share following the capital increase.

Therefore, the part of the Capital Increase serving the Acquisition and guaranteed by Credit Suisse and Goldman Sachs (the abovementioned Maximum Risk) upon the execution of the final underwriting agreement will be calculated net of the shares under the abovementioned commitment, as well as net of the shares under the Swap should Mediobanca assume, with regard to Credit Suisse and Goldman Sachs, the irrevocable commitment to subscribe all the shares it is offered as an option in proportion to the shareholding under the *Swap*, referred to in paragraph 1.4 above.

Furthermore, it is pointed out that, on January 18, 2006, the shareholders' agreement (hereinafter referred to as the "**Shareholders' Agreement**") entered into between De Agostini and GTECH, concerning all the Lottomatica shares owned by De Agostini and Nuova Tirrena (totaling about 58.06% of the share capital of Lottomatica as of December 31, 2005), as well as all the additional shares of Lottomatica possibly purchased subsequently to the date of the abovementioned agreement (hereinafter referred to as the "**Lottomatica Shares**"), were notified pursuant to Article 122 of Legislative Decree No. 58 of 24.02.1998 and the applicable provisions under the Issuers' Regulations.

In the Shareholders' Agreement, De Agostini has undertaken to exercise, and to cause Nuova Tirrena to exercise, the voting rights attached to the Lottomatica Shares (i) in favor of the capital increase serving the Acquisition that is proposed to the Lottomatica Extraordinary Shareholders' Meeting, and any other resolution that is to be adopted in connection with the Acquisition and the other sources of finance for the Acquisition; and (ii) against any other resolution that may be adopted in connection with the Acquisition that might prevent or materially delay the implementation of the Acquisition or the financing of the Acquisition.

Furthermore, in connection with the abovementioned commitments, in the Shareholders' Agreement De Agostini has undertaken: (i) not to grant, either directly or indirectly, delegated powers or proxies for the exercise of voting rights attached to Lottomatica Shares that might prevent or materially delay De Agostini's discharge of its obligations under the Shareholders' Agreement; and (ii) not to sell, pledge, dispose of or create encumbrances (either directly or indirectly) on Lottomatica Shares from the time the Shareholders' Agreement is executed until the said capital increase is executed.

Finally, De Agostini has undertaken to exercise, and to cause Nuova Tirrena to exercises, the option right on Lottomatica Shares and thus to subscribe, and to cause Nuova Tirrena to subscribe, the relevant shares, and not to withdraw, and to cause Nuova Tirrena not to withdraw, from these obligations.

The Shareholders' Agreement comes into effect on its execution date and will remain valid and effective until the commitments envisaged therein have been fulfilled, unless the Merger Agreement is terminated. In this event, the Shareholders' Agreement will also be automatically terminated.

The Shareholders' Agreement was filed with the Rome Register of Companies and the Novara Register of Companies on January 19 and January 20, 2006, respectively.

### 1.8 The period envisaged for carrying out the transaction

In exercising its delegated powers, the Board of Directors will fix, from time to time, the period of execution of each capital increase in its resolution, also taking capital market conditions into account and it being understood that these delegated powers may be exercised for at most five years from the date on which the Extraordinary Shareholders' Meeting adopts the relevant resolution.

At present, as announced to the market on January 10, 2006, the Capital Increase serving the Acquisition, whose timing will be decided in consultation with Credit Suisse and Goldman Sachs, is expected to be executed within the month of June 2006. The Capital Increase serving the Plan is expected to be executed once the Acquisition to which it is subordinated is completed, and in any event within the end of 2006.

On the other hand, the timing for the Capital Increase functional to the Debenture Loan cannot be foreseen, since, as explained in paragraph 1.1 (f) above, the purpose of this transaction is to safeguard the holders of the bonds that are to be issued in execution of the Debenture Loan against the risk of Lottomatica not having sufficient resources to pay them the interest due on the Debenture Loan. If this eventuality does not arise, therefore, the Capital Increase functional to the Debenture Loan would not be executed.

### 1.9 Date of start of dividend entitlement of new shares

The shares that will be issued from time to time in the exercise of the delegated powers to increase the share capital that it is proposed to grant the Board of Directors will be entitled to dividends at the same level as those of ordinary Lottomatica shares traded on the Electronic Stock Market (*Mercato Telematico Azionario*) organized and managed by Borsa Italiana S.p.A. at the moment of the execution of the capital increase resolved from time to time by the Board of Directors in exercise of its delegated powers, and will therefore bear current coupons on each of these dates.

## 2. Financial and economic effects and on unit share price

### 2.1 Effects of the capital increase which is proposed to delegate to the directors and of the Debenture Loan on Lottomatica's economic performance and financial position

Considering that the terms and conditions of the capital increase which is proposed to delegate to the directors and of the Debenture Loan are not yet defined, we confine ourselves to the following brief comments on the effect of these transactions on Lottomatica's economic performance and financial position, specifying that they are to be understood as referring to the Company on a stand-alone basis.

The Capital Increase serving the Acquisition (taking into account of what is specified as to the allocation thereof under point 1.1 d above) that it is proposed to delegate to the directors will entail:

- increased cash and cash equivalents of about 1.4 billion Euro;
- an increase in the share capital and the share premium reserve for a total amount of about 1.4 billion Euro.

As indicated in paragraph 1.2, the total net financial position of Lottomatica will remain unchanged after the issue of the Debenture Loan for the expected amount of €/000 750,000. Analyzing the individual items, however, we will see a corresponding increase in medium- to long-term loans, accompanied by a corresponding increase of €/000 750,000 in Lottomatica's cash in hand.

*** *** ***

For the sake of completeness, the following documents are attached to this Report:

a) the annual accounts of GTECH as of February 28, 2005, and the annual accounts of GTECH as of February 28, 2004, as drawn up according to the US accounting standards;

b) the quarterly report of GTECH as of November 26, 2005, as drawn up according to the US accounting standards;

c) an explanation of the quality differences between US accounting standards and IASs/IFRSs accounting standards.

*** *** ***

### 2.2 Effects of a possible dilution of such a value on the unit share price

The new shares deriving from the Capital Increase serving the Acquisition and, if necessary, from the Capital Increase functional to the Debenture Loan, will be offered, as an option to Lottomatica shareholders in proportion to the number of Company shares held by each of them, pursuant to Article 2441, paragraph 1, of the Italian Civil Code.

From the date of each offer in option, the Company shareholders' rights of option can in any event be traded separately from the relevant shares.

The execution of the Capital Increase serving the Acquisition and, if necessary, of the Capital Increase functional to the Debenture Loan, will have no dilutive effect on the shareholdings in the Company's share capital held by the Lottomatica shareholders who will exercise their option rights in full.

It is also pointed out that De Agostini, by virtue of those Lottomatica shares directly and indirectly held by it (totaling about 58.06% as of December 31, 2005), currently wholly owns Lottomatica pursuant to Article 93 of the Consolidation Act and Article 2359, paragraph 1, no. 1, of the Italian Civil Code. Considering the commitments undertaken by De Agostini, described in paragraph 1.7 above, we expect De Agostini's direct and indirect shareholding in Lottomatica to remain unchanged after the completion of the Capital Increase serving the Acquisition.

To date, in the absence of the determination of the issue price of the capital increase which is proposed to delegate and the number of shares which will be issued in execution of these delegated powers, we are not able to provide indications on its dilutive effects.

### 2.3 Right of withdrawal

Inasmuch as it is necessary, it is specified that provisions on the shareholders' right of withdrawal under Article 2437 of the Italian Civil Code do not apply in relation to the resolution to amend the Company's by-laws as proposed herein.

*** *** ***

**PROPOSED RESOLUTION**

Dear Shareholders,

for the reasons set out above, the Board of Directors proposes that you adopt the following resolutions:

"The Extraordinary Shareholders' Meeting of Lottomatica:

- ➢ having examined and discussed the Board of Directors' explanatory report;
- ➢ having acknowledged the terms and procedures, as well as the sources of finance for the acquisition of the entire share capital of GTECH Holdings Corporation, fully described in the said explanatory report;
- ➢ having acknowledged the resolution under item 3 on the Agenda for today's Meeting regarding the stock option plan reserved for employees of Lottomatica and/or its subsidiaries, described in the report on item 3 on the Agenda of the Meeting;
- ➢ having acknowledged the proposed amendments to the Company's by-laws;
- ➢ having acknowledged the Chairman of the Board of Statutory Auditors' declaration that the share capital is fully subscribed and paid up;

**resolves:**

1. to delegate to the Board of Directors, pursuant to article 2443 of the Italian civil code, the power to increase the share capital against payment, on one or more occasions, for a maximum total nominal amount of Euro 1,720,000,000.00, of which a maximum nominal amount up to Euro 1,670,000,000.00 to be offered as an option to shareholders and a maximum nominal amount up to Euro 50,000,000.00 to be offered for subscription to employees of Lottomatica S.p.A. and/or its subsidiaries, excluding the option right under article 2441, last paragraph, of the Italian civil code, for the maximum period of five years from the date of this resolution, granting the directors the amplest powers to determine, from time to time, the procedures, terms and conditions for the capital increase, including the number of shares to be issued from time to time in execution of said delegated powers, the subscription price (including any share premium), and the relevant subscription ratio in the exercise of the option right in relation to the shares to be offered as an option to shareholders.

Specifically, the subscription price, including any share premium, of the new shares will be determined by the Board of Directors also taking into account the capital market situation, as well as the share price performance of Lottomatica stock recorded immediately prior to the transaction.

The Board of Directors' resolution will fix, from time to time, a specific term for the subscription of the shares and will envisage the capital being increased by an amount equal to the subscriptions received up to the time laid down if the capital increase resolved is not entirely subscribed within the term established from time to time.

The Board of Directors is also granted all the powers necessary for the issue of new shares - to be issued from time to time pursuant to this resolution -, and for the amendment of section 5 of the Company's by-laws in order to modify the amount of the share capital and the number of shares representing it after the execution of each capital increase.

**2.** to amend section 5 of the Company's by-laws in the following terms, inserting section 5.4, and to approve, to this end, the new text of said by-laws, which is attached to this report. Below is the new text of section 5 of the Company's by-laws, also bearing the amendment to section 5.3 (vii), letter (a), which is included in the proposed amendment under item 4 on the Agenda of the Shareholders' Meeting".

| CURRENT TEXT OF COMPANY'S BY-LAWS | NEW TEXT OF COMPANY'S BY-LAWS |
| --- | --- |

| Section 5 | Section 5 |
| --- | --- |
| Section 5.1 As of [•] 2005, the subscribed share capital is equal to a total of Euro [•], and is subscribed and paid-up for [•], divided in no. [•]ordinary shares, with a par value of € 1.00 each, all of them conferring equal rights. | Section 5.1 As of [•] 2005, the subscribed share capital is equal to a total of Euro [•], and is subscribed and paid-up for [•], divided in no. [•]ordinary shares, with a par value of € 1.00 each, all of them conferring equal rights. |
| Section 5.2 In the event of capital increases against payment, the option right may be excluded by resolution passed by the Shareholders' Meeting or, in the event this task has been delegated, by the board of directors, within the limits and according to the procedures under Article 2441, paragraph 4, second sentence, of the Italian Civil Code. | Section 5.2 In the event of capital increases against payment, the option right may be excluded by resolution passed by the Shareholders' Meeting or, in the event this task has been delegated, by the board of directors, within the limits and according to the procedures under Article 2441, paragraph 4, second sentence, of the Italian Civil Code. |
| Section 5.3 The Extraordinary Shareholders' Meeting held on September 21, 2005, resolved upon, beginning on the effective date of the merger by incorporation of Fineurogames S.p.A. and Lottomatica S.p.A. into the Company: | Section 5.3 The Extraordinary Shareholders' Meeting held on September 21, 2005, resolved upon, beginning on the effective date of the merger by incorporation of Fineurogames S.p.A. and Lottomatica S.p.A. into the Company: |
| (i) a capital increase against payment, in divisible form, for a maximum of € 2,439,110.00 (two million four hundred thirty-nine thousand one hundred ten), with the issue, including in more than one issue, of a maximum of 2,439,110 (two million four hundred thirty-nine thousand one hundred ten) new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the option right under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 2,439,110 (two million four hundred thirty-nine thousand one hundred ten) options already assigned and still exercisable within the framework of the stock option plan available to employees of the Company and its direct or indirect subsidiaries, in accordance with the resolutions passed by the Extraordinary Shareholders' Meeting of the merged company Lottomatica S.p.A. on April 14, 2003, and by its board of directors on June 11, 2003, setting December 31, 2008, as the deadline for subscriptions; | (viii) a capital increase against payment, in divisible form, for a maximum of € 2,439,110.00 (two million four hundred thirty-nine thousand one hundred ten), with the issue, including in more than one issue, of a maximum of 2,439,110 (two million four hundred thirty-nine thousand one hundred ten) new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the option right under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 2,439,110 (two million four hundred thirty-nine thousand one hundred ten) options already assigned and still exercisable within the framework of the stock option plan available to employees of the Company and its direct or indirect subsidiaries, in accordance with the resolutions passed by the Extraordinary Shareholders' Meeting of the merged company Lottomatica S.p.A. on April 14, 2003, and by its board of directors on June 11, 2003, setting December 31, 2008, as the deadline for subscriptions; |
| (ii) a capital increase against payment, in divisible form, for a maximum of | (ix) a capital increase against payment, in divisible form, for a maximum of |

| | | | |
|---|---|---|---|
| | € 1,422,667.00 (one million four hundred twenty-two thousand six hundred sixty-seven), with the issue, including in more than one issue, of a maximum of 1,422,667 (one million four hundred twenty-two thousand six hundred sixty-seven) new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the option right under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 1,422,667 (one million four hundred twenty-two thousand six hundred sixty-seven) options already assigned and still exercisable within the framework of the stock option plan available to directors of the Company, in accordance with the resolutions passed by the Extraordinary Shareholders' Meeting of the merged company Lottomatica S.p.A. on April 14, 2003, and by its board of directors on June 11, 2003, setting December 31, 2008, as the deadline for subscriptions; | | € 1,422,667.00 (one million four hundred twenty-two thousand six hundred sixty-seven), with the issue, including in more than one issue, of a maximum of 1,422,667 (one million four hundred twenty-two thousand six hundred sixty-seven) new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the option right under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 1,422,667 (one million four hundred twenty-two thousand six hundred sixty-seven) options already assigned and still exercisable within the framework of the stock option plan available to directors of the Company, in accordance with the resolutions passed by the Extraordinary Shareholders' Meeting of the merged company Lottomatica S.p.A. on April 14, 2003, and by its board of directors on June 11, 2003, setting December 31, 2008, as the deadline for subscriptions; |
| (iii) | a capital increase against payment, in divisible form, for a maximum of € 223,175.00 (two hundred twenty-three thousand one hundred seventy-five), with the issue, including in more than one issue, of a maximum of 223,175 (two hundred twenty-three thousand one hundred seventy-five) new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the option right under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 223,175 (two hundred twenty-three thousand one hundred seventy-five) options already assigned and still exercisable within the framework of the stock option plan available to employees of the Company and its direct or indirect subsidiaries, in accordance with the resolutions passed by the Extraordinary Shareholders' Meeting of the merged company Lottomatica S.p.A. on April 14, 2003, and by its board of directors on May 13, 2004, setting December 31, 2008, as the | (x) | a capital increase against payment, in divisible form, for a maximum of € 223,175.00 (two hundred twenty-three thousand one hundred seventy-five), with the issue, including in more than one issue, of a maximum of 223,175 (two hundred twenty-three thousand one hundred seventy-five) new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the option right under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 223,175 (two hundred twenty-three thousand one hundred seventy-five) options already assigned and still exercisable within the framework of the stock option plan available to employees of the Company and its direct or indirect subsidiaries, in accordance with the resolutions passed by the Extraordinary Shareholders' Meeting of the merged company Lottomatica S.p.A. on April 14, 2003, and by its board of directors on May 13, 2004, setting December 31, 2008, as the |

| | |
|---|---|
| deadline for subscriptions; | deadline for subscriptions; |
| (iv) a capital increase against payment, in divisible form, for a maximum of € 297,580.00 (two hundred ninety-seven thousand five hundred eighty), with the issue, including in more than one issue, of a maximum of 297,580 (two hundred ninety-seven thousand five hundred eighty) new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the option right under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 297,580 (two hundred ninety-seven thousand five hundred eighty) options already assigned by the merged company Lottomatica S.p.A. within the framework of the "2005-2010 Lottomatica stock option plan available to managers" of the Company and/or its subsidiaries, in accordance with the resolutions passed by the Extraordinary Shareholders' Meeting of the merged company Lottomatica S.p.A. on April 12, 2005, and by its board of directors on May 12 and July 21, 2005, as implemented by the delegated directors, setting December 31, 2010, as the deadline for subscriptions; | (xi) a capital increase against payment, in divisible form, for a maximum of € 297,580.00 (two hundred ninety-seven thousand five hundred eighty), with the issue, including in more than one issue, of a maximum of 297,580 (two hundred ninety-seven thousand five hundred eighty) new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the option right under Article 2441, paragraph 5, of the Italian Civil Code, serving the exercise of no. 297,580 (two hundred ninety-seven thousand five hundred eighty) options already assigned by the merged company Lottomatica S.p.A. within the framework of the "2005-2010 Lottomatica stock option plan available to managers" of the Company and/or its subsidiaries, in accordance with the resolutions passed by the Extraordinary Shareholders' Meeting of the merged company Lottomatica S.p.A. on April 12, 2005, and by its board of directors on May 12 and July 21, 2005, as implemented by the delegated directors, setting December 31, 2010, as the deadline for subscriptions; |
| (v) a capital increase against payment, in divisible form, for a maximum of € 57,016.00 (fifty-seven thousand sixteen), with the issue, including in more than one issue, of a maximum of 57,016 (fifty-seven thousand sixteen) new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the option right under Article 2441, paragraph 5, of the Italian Civil Code, serving the "2005-2010 Lottomatica stock option plan available to managers" of Lottomatica and/or its subsidiaries in relation to no. 57,016 (fifty-seven thousand sixteen) options still attributable by the merged company Lottomatica S.p.A. within the framework of the Plan above, in accordance with the resolutions passed by the | (xii) a capital increase against payment, in divisible form, for a maximum of € 57,016.00 (fifty-seven thousand sixteen), with the issue, including in more than one issue, of a maximum of 57,016 (fifty-seven thousand sixteen) new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the option right under Article 2441, paragraph 5, of the Italian Civil Code, serving the "2005-2010 Lottomatica stock option plan available to managers" of Lottomatica and/or its subsidiaries in relation to no. 57,016 (fifty-seven thousand sixteen) options still attributable by the merged company Lottomatica S.p.A. within the framework of the Plan above, in accordance with the resolutions passed by the |

| | |
|---|---|
| Extraordinary Shareholders' Meeting of the merged company Lottomatica S.p.A. on April 12, 2005, and by its board of directors on May 12 and July 21, 2005, setting December 31, 2010, as the deadline for subscriptions; | Extraordinary Shareholders' Meeting of the merged company Lottomatica S.p.A. on April 12, 2005, and by its board of directors on May 12 and July 21, 2005, setting December 31, 2010, as the deadline for subscriptions; |
| (vi) a capital increase against payment, in divisible form, for a maximum of € 219,812.00 (two hundred nineteen thousand eight hundred twelve), with the issue, including in more than one issue, of a maximum of 219,812 (two hundred nineteen thousand eight hundred twelve) new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the option right under Article 2441, paragraph 5, of the Italian Civil Code, serving no. 219,812.00 (two hundred nineteen thousand eight hundred twelve) options already assigned by the merged company Lottomatica S.p.A. within the framework of the "2005-2010 Lottomatica stock option plan available to directors" of the Company, in accordance with the resolutions passed by the Extraordinary Shareholders' Meeting of the merged company Lottomatica S.p.A. on April 12, 2005, and by its board of directors on May 12, 2005, as implemented by the delegated directors, setting December 31, 2010, as the deadline for subscriptions; | (xiii) a capital increase against payment, in divisible form, for a maximum of € 219,812.00 (two hundred nineteen thousand eight hundred twelve), with the issue, including in more than one issue, of a maximum of 219,812 (two hundred nineteen thousand eight hundred twelve) new ordinary shares, with a par value of € 1.00 each, regular enjoyment, excluding the option right under Article 2441, paragraph 5, of the Italian Civil Code, serving no. 219,812.00 (two hundred nineteen thousand eight hundred twelve) options already assigned by the merged company Lottomatica S.p.A. within the framework of the "2005-2010 Lottomatica stock option plan available to directors" of the Company, in accordance with the resolutions passed by the Extraordinary Shareholders' Meeting of the merged company Lottomatica S.p.A. on April 12, 2005, and by its board of directors on May 12, 2005, as implemented by the delegated directors, setting December 31, 2010, as the deadline for subscriptions; |
| (vii) the delegation to the board of directors, pursuant to Article 2443, paragraph 2, of the Italian Civil Code, for a period of five years from the resolution date, of the power to implement a capital increase against payment, on one or more occasions, for a maximum nominal amount of € 8,326,520.00 (eight million three hundred twenty-six thousand five hundred twenty), excluding the option right under Article 2441, paragraph 4, second sentence, of the Italian Civil Code, serving transactions for the acquisition of equity investments (including through merger or | (xiv) the delegation to the board of directors, pursuant to Article 2443, paragraph 2, of the Italian Civil Code, for a period of five years from the resolution date, of the power to implement a capital increase against payment, on one or more occasions, for a maximum nominal amount of € 8,326,520.00 (eight million three hundred twenty-six thousand five hundred twenty), excluding the option right under Article 2441, paragraph 4, second sentence, of the Italian Civil Code, serving transactions for the acquisition of equity investments (including through merger or |

| | | |
|---|---|---|
| | demerger transactions) or businesses or branches of business active in the sectors of strategic interest to the Company, without any limitation, and/or serving one or more stock option plans available to directors of the Company and to managers of the Company and/or its subsidiaries, up to a maximum limit of 20% per year equal to € 1,205,777.60 (one million two hundred five thousand seven hundred seventy-seven sixty) for the first year and € 1,780,185.60 (one million seven hundred eighty thousand one hundred eighty-five sixty) for each year thereafter, without the possibility of cumulating any unused portion in a given year with the portions attributable to subsequent years. In accordance with Article 2441, paragraph 4, second sentence, of the Italian Civil Code, the board of directors must determine the issue price of the shares according to the following criteria:<br>a) in the event of capital increases serving one or more stock option plans available to directors of the Company and/or managers of the Company and/or its subsidiaries, the Company's board of directors must determine an issue price corresponding to the market value of the shares, taking into account the average stock exchange price of the Company's shares over a significant time horizon, which must not in any case be less than their normal value in accordance with the applicable tax regulations (normal value that shall be equal to the arithmetical mean of the official prices recorded by the Company's ordinary shares on the Electronic Stock Market (*Mercato Telematico Azionario*) managed by Borsa Italiana S.p.A. (Italian Stock Exchange) in the month prior to when the board of directors assign the | demerger transactions) or businesses or branches of business active in the sectors of strategic interest to the Company, without any limitation, and/or serving one or more stock option plans available to directors of the Company and to managers of the Company and/or its subsidiaries, up to a maximum limit of 20% per year equal to € 1,205,777.60 (one million two hundred five thousand seven hundred seventy-seven sixty) for the first year and € 1,780,185.60 (one million seven hundred eighty thousand one hundred eighty-five sixty) for each year thereafter, without the possibility of cumulating any unused portion in a given year with the portions attributable to subsequent years. In accordance with Article 2441, paragraph 4, second sentence, of the Italian Civil Code, the board of directors must determine the issue price of the shares according to the following criteria:<br>a) in the event of capital increases serving one or more stock option plans available to directors of the Company and/or managers of the Company and/or its subsidiaries, the Company's board of directors must determine an issue price corresponding to the market value of the shares, taking into account the average stock exchange price of the Company's shares over a significant time horizon, which must not in any case be less than their normal value in accordance with the applicable tax regulations (normal value that shall be equal to the arithmetical mean of the official prices recorded by the Company's ordinary shares on the Electronic Stock Market (*Mercato Telematico Azionario*) managed by Borsa Italiana S.p.A. (Italian Stock Exchange) in the month prior to when the board of directors assign the |

<table>
<tr>
<td>options, where "month prior" refers to the period from the option assignment date to the same day of the previous month, it being understood that in said period, for the purpose of the calculation of the arithmetic mean, only the stock exchange trading days on which the official price of the Company's ordinary shares was actually recorded shall be taken into account);<br><br>b) in the event of capital increases serving transactions for the acquisition of equity investments (including through merger or demerger transactions) or businesses or branches of business active in the sectors of strategic interest to the Company, the Company's board of directors must determine an issue price corresponding to the shares' market value, taking into account the average stock exchange price of the Company's shares over a significant time horizon, or by applying the most representative assessment criteria, such as, but not limited to, the stock exchange quotations method, the discounted cash-flow method or the market-based method.</td>
<td>options, where "month prior" refers to the period from the option assignment date to the same day of the previous month, it being understood that in said period, for the purpose of the calculation of the arithmetic mean, only the stock exchange trading days on which the official price of the Company's ordinary shares was actually recorded shall be taken into account);<br><br>b) in the event of capital increases serving transactions for the acquisition of equity investments (including through merger or demerger transactions) or businesses or branches of business active in the sectors of strategic interest to the Company, the Company's board of directors must determine an issue price corresponding to the shares' market value, taking into account the average stock exchange price of the Company's shares over a significant time horizon, or by applying the most representative assessment criteria, such as, but not limited to, the stock exchange quotations method, the discounted cash-flow method or the market-based method.<br><br>Section 5.4 The Shareholders' Meeting of ___ 2006 delegated to the Board of Directors, pursuant to article 2443 of the Italian civil code, the power to increase the share capital against payment, on one or more occasions, for a maximum total nominal amount of Euro 1,720,000,000.00 (one billion seven hundred and twenty million), of which a maximum nominal amount up to Euro 1,670,000,000.00 (one billion six hundred and seventy million) to be offered as an option to shareholders and a maximum nominal amount up to Euro 50,000,000.00 /five hundred million) to be offered for subscription to employees of Lottomatica S.p.A. and/or its subsidiaries, excluding the option right under article</td>
</tr>
</table>

| | |
|---|---|
| | **2441, last paragraph, of the Italian civil code, for the maximum period of five years from the date of __ 2006, granting the directors the amplest power to determine, from time to time, the procedures, terms and conditions for the capital increase, including the number of shares to be issued from time to time in execution of the delegated powers, the subscription price (including any share premium) and the relevant subscription ratio in the exercise of the option right in relation to the shares to be offered as an option to shareholders. Specifically, the subscription price, including any share premium, of the new shares will be determined by the Board of Directors also taking into account the capital market situation, as well as the share price performance of Lottomatica stock recorded immediately prior to the transaction.**<br><br>**The Board of Directors' resolutions will fix, from time to time, a specific term for the subscription of the shares and will envisage the capital being increased by an amount equal to the subscriptions received up to the time laid down if the capital increase resolved is not entirely subscribed within the term established from time to time.**<br><br>**The Board of Directors is granted all the powers necessary for the issue of new shares - to be issued from time to time pursuant to this section 5.4 - and for the amendment of section 5 of these By-Laws in order to modify the amount of the share capital and the number of shares representing it after the execution of each capital increase.** |

**3.** to severally grant the Chairman and Managing Director and each Director the necessary powers to do everything necessary to execute the resolution in question and to discharge the consequent law and regulatory requirements including, in particular, the completion of all the formalities necessary for the resolutions to be recorded with the Register of Companies.

Rome, March 9, 2006

Lottomatica S.p.A.

For the Board of Directors

The Chairman and Managing Director

Mr. Rosario Bifulco

Annexes:

a) Annual accounts of GTECH Holdings Corporation as of February 28, 2005, and the annual accounts of GTECH Holdings Corporation as of February 28, 2004, as drawn up according to the US accounting standards;

b) the Quarterly Report of GTECH as of November 26, 2005, as drawn up according to the US accounting standards;

c) an explanation of the quality differences between US accounting standards and IASs/IFRSs accounting standards.


SEC MAIL PROCESSING
RECEIVED
JUN 0 1 2006
WASH. D.C. SECTION
199

(v)

Lottomatica S.p.A.

Viale del Campo Boario, 56/D 00153 Rome

Share Capital Euro

V.A.T., Tax payer's code and Rome Trade Register N° 08028081001

Subject to De Agostini's directional and coordinated activity

CALL TO ORDINARY AND EXTRAORDINARY MEETING

Shareholders are called to ordinary and extraordinary meeting in Rome, Viale Tupini, 65, by "Auditorium della Tecnica" , on April, 12, 2006 at 11.30 a.m. and, whether necessary, in second call on April, 13, 2006, same time and place, in order to discuss and deliberate the following:

agenda

1. Company's financial statements as of December, 31, 2005 and appropriation of net income; managements' report, statutory auditors' report; related resolutions;
2. share premium riserve distribution after proper reduction of the same;
3. approval of a stock-granting plan reserved to key executives of Lottomatica S.p.A. and/or of its subsidiaries and delegation of the relevant powers; related resolutions;
4. proposal to amend to the following articles of the by-laws: 3 (duration), 3.1; 5 (share capital), paragraph 5.3 (vii) lett. a), after due amendments to the shareholders' resolution of September 21, 2005; 10 (chairmanship and proceedings), 10.1; 14 (Board of Directors: operation), 14.1, 14.2 and 14.3; 15 (Board of Directors' meetings), 15.2; 16 (Validity and minutes of the Board of Directors' resolutions), 16.2; 18 (Chairman), 18.2 e 18.3; 19 (Managing Director and General Manager), 19.1, 19.2 and 19.3; 21 (Report to the Board of Statutory

Auditors), 21.2; 24 (Dissolution and winding up), 24.1; related resolutions;

5. Proposal to amend the by-laws, art. 5 (Share Capital), with introduction of art. 5.4, to delegate powers to the board of directors, pursuant to article 2443 of the Italian Civil Code, to increase the share capital up to a maximum total nominal amount of 1,720 million Euro, of which the maximum nominal amount of 1,670 million Euro, to be offered for subscription to existing shareholders and the maximum nominal amount of 50 million Euro to be reserved for subscription to certain key executives and managers of Lottomatica S.p.A. and/or of its subsidiaries, excluding the right of option under article 2441, last paragraph, of the Italian Civil Code, for the maximum period of five years from the shareholders'meeting resolution; concerning and following resolution;

Pursuant to art. 126 of the Legislative Decree n. 58/1998

Shareholders who may attend to Shareholders' Meeting are those in possession of the appropriate certifications issued by intermediaries authorized pursuant to the current regulations and from them transmitted to the Company within 2 working days prior to the date set for the meeting.

Each shareholder is entitled to be represented pursuant to art. 9 of the By Laws and art. 2372 of the Civil Code.

The draft financial statments and the consolidated financial statments as of December, 31, 2005 will be available at the Company's headquartes as well as at the Italian Stock Exchange.

Further reports related to the agenda will be at disposal at the Company's headquarters and at the Italian Stock Exchange pursuant to the current regulations; Shareholders have faculty to take note and copy of the records.

Roma, 10 marzo 2006

LOTTOMATICA S.p.A.

p. Il Consiglio di Amministrazione

Ing. Rosario Bifulco – Presidente e Amministratore Delegato

# RELAZIONE DEL COLLEGIO SINDACALE ALL'ASSEMBLEA DEGLI AZIONISTI DELLA LOTTOMATICA SPA

**LOTTOMATICA SpA**

**Sede in Roma, viale del Campo Boario 56/d**

**Capitale sociale Euro 89.009.280,00**

---

**RELAZIONE DEL COLLEGIO SINDACALE**

**All'Assemblea degli Azionisti della Lottomatica SpA**

Signori Azionisti,

lo scorso esercizio ha segnato notevoli mutamenti in capo a Lottomatica SpA. In data 14 dicembre 2005 è stato stipulato l'atto di fusione per incorporazione di FinEuroGames e di Lottomatica in NewGames s.p.a. che, a decorrere dal 20 dicembre 2005 ha assunto la nuova denominazione di Lottomatica s.p.a.

La presente relazione dà quindi conto dell'attività da noi svolta in relazione alla società incorporata Lottomatica s.p.a., già quotata alla Borsa Italiana, sino a tutto il 20 dicembre 2005 e successivamente sino al 31 dicembre 2005 in capo alla incorporante NewGames s.p.a., pure ammessa alla quotazione alla Borsa Italiana.

Tali avvenimenti trovano una puntuale ed esaustiva illustrazione da parte dei Vostri Amministratori nella Relazione sulla Gestione.

Ai sensi dell'art. 2429 del Codice Civile, dell'art. 153, comma 1, del D. Lgs. n. 58 del 24 febbraio 1998 e dell'art. 2403 del codice civile, Vi informiamo che nel corso dell'esercizio

chiuso al 31 dicembre 2005 abbiamo svolto l'attività di vigilanza secondo le norme del codice civile, gli artt. 148 e seguenti del menzionato decreto legislativo, le indicazioni contenute nelle comunicazioni CONSOB, tenendo anche conto dei principi di comportamento raccomandati dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri.

Ciò premesso, riferiamo dell'attività di vigilanza prevista dalla legge da noi svolta nel corso dell'esercizio chiuso al 31 dicembre 2005.

In particolare abbiamo:

- assistito a tutte le riunioni del Consiglio di Amministrazione, per un totale di N. 8 sedute e del Comitato esecutivo per un totale di N. 6 sedute, nel corso delle quali siamo stati informati sull'attività svolta e sulle operazioni di maggior rilievo effettuate dalla società e dalle sue controllate;
- effettuato N. 5 riunioni periodiche nel corso delle quali c'è stato uno scambio reciproco di informazioni con la società di revisione e con gli Amministratori assicurandoci che non fossero state poste in atto operazioni imprudenti, azzardate, in potenziale conflitto di interesse, in contrasto con le delibere dell'assemblea, tali da compromettere l'integrità del patrimonio della società;

- raccolto ulteriori informazioni sulla struttura organizzativa ed effettuato incontri con i relativi responsabili della società;
- ricevuto dai responsabili della revisione interna le informazioni sull'attività in corso, sui programmi di verifica e sui progetti di implementazione del sistema di controllo interno;
- presenziato lo scorso anno all'unica riunione del comitato per la remunerazione e a N. 3 riunioni del comitato per il controllo interno, acquisendo conoscenza delle rispettive attività svolte;
- ottenuto nei termini di legge dal Consiglio di Amministrazione il progetto di bilancio dell'esercizio 2005, il relativo bilancio consolidato e la relazione sulla gestione della società;
- accertato che il bilancio consolidato è stato predisposto secondo le norme in vigore ed in base ai principi che vi presiedono, con particolare riguardo al recepimento dei principi IAS -IFRS. L'area di consolidamento ed i criteri sono stati ampiamente illustrati nella Nota Integrativa al bilancio;
- esaminato la documentazione che regola le operazioni

infragruppo di natura finanziaria, industriale e di supporto che possono ragionevolmente considerarsi conformi ai principi di una buona amministrazione, compatibili con lo statuto della società e coerenti con lo spirito della normativa vigente;

- riscontrato che non sono state effettuate operazioni atipiche e/o inusuali, sia infragruppo, sia con parti correlate, trovando conferma di ciò nelle indicazioni del Consiglio di Amministrazione, della Società di Revisione e del responsabile del controllo interno;
- accertato che gli Amministratori, in ottemperanza a quanto disposto dalla CONSOB, hanno evidenziato nella relazione sulla gestione le operazioni intervenute con società del Gruppo e con parti correlate. Da parte nostra abbiamo verificato con l'ausilio dei Responsabili amministrativi della società il rispetto di procedure atte a garantire che le stesse fossero concluse secondo condizioni congrue e rispondenti all'interesse della Società;
- accertato che la società ha aderito al codice di autodisciplina del Comitato per la Corporate Governance delle società quotate;
- accertato che la società ha introdotto in azienda il modello organizzativo di gestione e controllo ex D.lgs 231/01.



Precisiamo inoltre che:

- non abbiamo ricevuto denuncie ex art. 2408 C.C.;
- non abbiamo avuto evidenza del conferimento di incarichi diversi dalla revisione contabile del bilancio di esercizio, comprensivo della sottoscrizione delle dichiarazioni fiscali e a quelli connessi con l'operazione di fusione, alla società RECONTA ERNST & YOUNG o a soggetti legati ad essa da rapporti continuativi.

Pertanto, per quanto di nostra competenza, abbiamo verificato:

- il rispetto delle norme di legge e dello statuto e dei principi a cui deve essere informata una corretta amministrazione;
- l'adeguatezza della struttura organizzativa della società, del sistema di controllo interno e del sistema amministrativo-contabile, nel loro concreto funzionamento;
- l'osservanza delle norme di legge inerenti la formazione, l'impostazione del bilancio e della relazione sulla gestione anche con riferimento alle norme stabilite dal D.Lgs. 27 gennaio 1992 n. 87 e successive raccomandazioni della CONSOB, nonché tramite verifiche dirette ed informazioni assunte dalla società di revisione;
- l'adeguatezza delle disposizioni impartite dalla società

alle società controllate.

Inoltre la Società di Revisione ci ha comunicato che:

- nel corso della sua attività di revisione del bilancio e della contabilità non sono emersi fatti censurabili;
- ha espresso un giudizio senza rilievi sul bilancio, con ciò attestando che esso è conforme alle norme che lo disciplinano e quindi alle scritture contabili, al codice ed ai principi contabili nazionali, internazionali e di gruppo.

In ultimo il Collegio ritiene che non vi siano proposte da rappresentare all'Assemblea ai sensi dell'art. 153, comma 2, D. Lgs 58/98.

In considerazione di quanto sopraesposto, riteniamo quindi meritevole d'approvazione il bilancio al 31 dicembre 2005 presentato dal Consiglio di Amministrazione unitamente alla relazione sulla gestione.

Roma, lì 20 marzo 2006

IL COLLEGIO SINDACALE

( Dott. Francesco Martinelli )

( Dott. Angelo Gaviani )

( Dott. Paolo Andrea Colombo )



| DICHIARANTE | quadro 1.2 |
|---|---|
| LOTTOMATICA (gia' NEWGAMES s.p.a.) (gia' TRIPLET s.p.a.) SPA | |

| SOCIETA' OGGETTO DI DICHIARAZIONE | | quadro 1.3 |
|---|---|---|
| Società Oggetto | Causale | Partecipazione in % |
| CARTALIS I.M.E.L SPA | 0 | 90,000 |
| CIRMATICA GAMING SA | 0 | 100,000 |
| INVEST GAMES SA | 0 | 100,000 |
| LIS FINANZIARIA SPA | 0 | 100,000 |
| LOTTOLATINO DO BRASIL SA | 0 | 99,990 |
| LOTTOMATICA ARGENTINA SA | 0 | 100,000 |
| LOTTOMATICA ITALIA SERVIZI SPA LIS | 0 | 92,500 |
| LOTTOMATICA SISTEMI SPA LS | 0 | 100,000 |
| NOVA PRIMA SRL | 0 | 100,000 |
| PCC GIOCHI E SERVIZI SPA | 0 | 100,000 |
| R. T. I. VIDEOLOT SPA | 0 | 100,000 |
| SED MULTITEL SPA | 0 | 80,000 |
| TOTOBIT INFORMATICA SOFTWARE E SISTEMI SPA | 0 | 100,000 |
| TTS SRL | 0 | 100,000 |
| VIDEOLOT GESTIONE SPA VDL | 0 | 100,000 |

| PARTECIPANTE quadro 2.1 | PARTECIPATA quadro 2.2 | AZIONI O QUOTE POSSEDUTE quadro 2.3 | |
|---|---|---|---|
| Società Oggetto | Società Oggetto | Controllo | % Possesso |
| LOTTOMATICA (gia' NEWGAMES s.p.a.) (gia' | CIRMATICA GAMING SA | A | 100,000 |
| LOTTOMATICA (gia' NEWGAMES s.p.a.) (gia' | LOTTOLATINO DO BRASIL SA | A | 99,990 |
| LOTTOMATICA (gia' NEWGAMES s.p.a.) (gia' | LOTTOMATICA ARGENTINA SA | A | 100,000 |
| LOTTOMATICA (gia' NEWGAMES s.p.a.) (gia' | LOTTOMATICA ITALIA SERVIZI SPA LIS | A | 92,500 |
| LOTTOMATICA (gia' NEWGAMES s.p.a.) (gia' | LOTTOMATICA SISTEMI SPA LS | A | 100,000 |
| LOTTOMATICA (gia' NEWGAMES s.p.a.) (gia' | NOVA PRIMA SRL | A | 100,000 |
| LOTTOMATICA (gia' NEWGAMES s.p.a.) (gia' | R. T. I. VIDEOLOT SPA | A | 100,000 |
| LOTTOMATICA (gia' NEWGAMES s.p.a.) (gia' | SED MULTITEL SPA | A | 20,000 |
| LOTTOMATICA (gia' NEWGAMES s.p.a.) (gia' | VIDEOLOT GESTIONE SPA VDL | A | 100,000 |
| LOTTOMATICA ITALIA SERVIZI SPA LIS | CARTALIS I.M.E.L SPA | A | 90,000 |
| LOTTOMATICA ITALIA SERVIZI SPA LIS | TOTOBIT INFORMATICA SOFTWARE E SIS | A | 100,000 |
| LOTTOMATICA SISTEMI SPA LS | PCC GIOCHI E SERVIZI SPA | A | 100,000 |
| TOTOBIT INFORMATICA SOFTWARE E SIS | LIS FINANZIARIA SPA | A | 100,000 |
| TOTOBIT INFORMATICA SOFTWARE E SIS | SED MULTITEL SPA | A | 60,000 |
| TOTOBIT INFORMATICA SOFTWARE E SIS | TTS SRL | A | 100,000 |

| OPERAZIONE DI FUSIONE | quadro 4.1 |
|---|---|
| Società Incorporante o Risultante dalla Fusione | Società Incorporata o Fusa |

| OPERAZIONE DI FUSIONE E DICHIARAZIONE DI PERDITA DEL CONTROLLO | quadro 4.2 |
|---|---|
| Dichiarazione di Perdita di Controllo | |

# MODELLO 120 A

# COMUNICAZIONE DELLE PARTECIPAZIONI RILEVANTI EX.ART. 120 D. LGS. 58 DEL 24 FEBBRAIO 1998

## SEZIONE 1: DICHIARAZIONE

**QUADRO 1.1**
**TIPO DICHIARAZIONE**

Partecipazioni in società quotate **No** Partecipazioni in società non quotate **Yes**

**QUADRO 1.2**
**DICHIARANTE**

| | |
|---|---|
| ragione sociale | LOTTOMATICA (gia' NEWGAMES s.p.a.) (gia' TRIPLET s.p.a.) |
| eventuale sigla sociale | |
| forma giuridica | SPA |
| data di costituzione | 25/05/2004 |
| codice fiscale | 08028081001 |
| numero iscrizione CCIAA | 802808100 |
| sigla provincia iscrizione CCIAA | RM |

| | | | | | |
|---|---|---|---|---|---|
| sede legale | ROMA | | | | |
| via | VIALE DEL CAMPO BOARIO, 56/D | | | | |
| cap | 00153 | sigla provincia | RM | stato | ITALIA |
| telefono | 06/518991 | | | | |

Data dell'operazione **31/12/2006**

Data della dichiarazione **06/04/2006** **Firma del dichiarante o del legale rappresentante**

N. fogli complessivi ________ ______________________________

Eventuali osservazioni

QUADRO 1.3

## SOCIETA' OGGETTO DI DICHIARAZIONE

| | |
|---|---|
| ragione sociale | **CARTALIS I.M.E.L** |
| eventuale sigla sociale | |
| forma giuridica | **SPA** |
| data di costituzione | **12/09/2005** |
| codice fiscale | **08658331007** |
| numero iscrizione CCIAA | **865833100** |
| sigla provincia iscrizione CCIAA | **RM** |
| sede legale | **ROMA** |
| via | **VIALE DEL CAMPO BOARIO 56/D** |
| cap | **00153** sigla provincia **RM** stato **ITALIA** |
| telefono | **05/518991** |

## AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

| | | | |
|---|---|---|---|
| numero totale azioni o quote possedute | 9.000.000 | in % capitale sociale con diritto di voto | 90,000 |
| di cui con diritto di voto in assemblea ordinaria | 9.000.000 | in % capitale con diritto di voto in assemblea ordinaria | 90,000 |
| numero di azioni con diritto di voto possedute | 9.000.000 | in % capitale sociale con diritto di voto | 90,000 |
| di cui con diritto di voto in assemblea ordinaria | 9.000.000 | in % capitale con diritto di voto in assemblea ordinaria | 90,000 |

| valore nominale | valuta | causale dichiarazione | codice operazione |
|---|---|---|---|
| 1,00 | EURO | 0 | I |

## SOCIETA' OGGETTO DI DICHIARAZIONE

| | |
|---|---|
| ragione sociale | **CIRMATICA GAMING** |
| eventuale sigla sociale | |
| forma giuridica | **SA** |
| data di costituzione | **25/07/2000** |
| codice fiscale | |
| numero iscrizione CCIAA | |
| sigla provincia iscrizione CCIAA | |
| sede legale | **BARCELLONA** |
| via | **VIA RAMBLA DE CATALUNA 16** |
| cap | sigla provincia stato **SPAGNA** |
| telefono | |

## AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

| | | | |
|---|---|---|---|
| numero totale azioni o quote possedute | 5.415.600 | in % capitale sociale con diritto di voto | 100,000 |
| di cui con diritto di voto in assemblea ordinaria | 5.415.600 | in % capitale con diritto di voto in assemblea ordinaria | 100,000 |
| numero di azioni con diritto di voto possedute | 5.415.600 | in % capitale sociale con diritto di voto | 100,000 |
| di cui con diritto di voto in assemblea ordinaria | 5.415.600 | in % capitale con diritto di voto in assemblea ordinaria | 100,000 |

| valore nominale | valuta | causale dichiarazione | codice operazione |
|---|---|---|---|
| 10,00 | EURO | 0 | I |

QUADRO I.3

## SOCIETA' OGGETTO DI DICHIARAZIONE

| | |
|---|---|
| ragione sociale | **INVEST GAMES** |
| eventuale sigla sociale | |
| forma giuridica | **SA** |
| data di costituzione | **27/12/2005** |
| codice fiscale | |
| numero iscrizione CCIAA | |
| sigla provincia iscrizione CCIAA | |
| sede legale | **LUXEMBOURG** |
| via | **18, AVENUE DE LA PORTE - NEUVE** |
| cap | |
| sigla provincia | |
| stato | **GRAND DUCHE' DE LUXEMBOURG** |
| telefono | |

### AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

| | | | |
|---|---|---|---|
| numero totale azioni o quote possedute | 24.800 | in % capitale sociale con diritto di voto | 100,000 |
| di cui con diritto di voto in assemblea ordinaria | 24.800 | in % capitale con diritto di voto in assemblea ordinaria | 100,000 |
| numero di azioni con diritto di voto possedute | 24.800 | in % capitale sociale con diritto di voto | 100,000 |
| di cui con diritto di voto in assemblea ordinaria | 24.800 | in % capitale con diritto di voto in assemblea ordinaria | 100,000 |

| valore nominale | valuta | causale dichiarazione | codice operazione |
|---|---|---|---|
| 0,00 | EURO | 0 | I |

## SOCIETA' OGGETTO DI DICHIARAZIONE

| | |
|---|---|
| ragione sociale | **LIS FINANZIARIA** |
| eventuale sigla sociale | |
| forma giuridica | **SPA** |
| data di costituzione | **11/01/2002** |
| codice fiscale | **03396740965** |
| numero iscrizione CCIAA | **339674096** |
| sigla provincia iscrizione CCIAA | **MI** |
| sede legale | **MILANO** |
| via | **VIA STARO, 4** |
| cap | **20134** |
| sigla provincia | **MI** |
| stato | **ITALIA** |
| telefono | |

### AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

| | | | |
|---|---|---|---|
| numero totale azioni o quote possedute | 1.000.000 | in % capitale sociale con diritto di voto | 100,000 |
| di cui con diritto di voto in assemblea ordinaria | 1.000.000 | in % capitale con diritto di voto in assemblea ordinaria | 100,000 |
| numero di azioni con diritto di voto possedute | 1.000.000 | in % capitale sociale con diritto di voto | 100,000 |
| di cui con diritto di voto in assemblea ordinaria | 1.000.000 | in % capitale con diritto di voto in assemblea ordinaria | 100,000 |

| valore nominale | valuta | causale dichiarazione | codice operazione |
|---|---|---|---|
| 1,00 | EURO | 0 | I |

QUADRO I.3

## SOCIETA' OGGETTO DI DICHIARAZIONE

| | |
|---|---|
| ragione sociale | **LOTTOLATINO DO BRASIL** |
| eventuale sigla sociale | |
| forma giuridica | **SA** |
| data di costituzione | **28/09/2000** |
| codice fiscale | |
| numero iscrizione CCIAA | |
| sigla provincia iscrizione CCIAA | |
| sede legale | **SAN PAOLO** |
| via | **VIA AVENIDA PAOLISTA 453** |
| cap | |
| sigla provincia | |
| stato | **BRASILE** |
| telefono | |

### AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

| | | | |
|---|---|---|---|
| numero totale azioni o quote possedute | 9.999 | in % capitale sociale con diritto di voto | 99,990 |
| di cui con diritto di voto in assemblea ordinaria | 9.999 | in % capitale con diritto di voto in assemblea ordinaria | 99,990 |
| numero di azioni con diritto di voto possedute | 9.999 | in % capitale sociale con diritto di voto | 99,990 |
| di cui con diritto di voto in assemblea ordinaria | 9.999 | in % capitale con diritto di voto in assemblea ordinaria | 99,990 |

| valore nominale | valuta | causale dichiarazione | codice operazione |
|---|---|---|---|
| 0,55 | USD | 0 | I |

## SOCIETA' OGGETTO DI DICHIARAZIONE

| | |
|---|---|
| ragione sociale | **LOTTOMATICA ARGENTINA** |
| eventuale sigla sociale | |
| forma giuridica | **SA** |
| data di costituzione | **09/12/1998** |
| codice fiscale | |
| numero iscrizione CCIAA | |
| sigla provincia iscrizione CCIAA | |
| sede legale | **BUENOS AIRES** |
| via | **VIA ALSINA 1759** |
| cap | |
| sigla provincia | |
| stato | **ARGENTINA** |
| telefono | |

### AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

| | | | |
|---|---|---|---|
| numero totale azioni o quote possedute | 12.000 | in % capitale sociale con diritto di voto | 100,000 |
| di cui con diritto di voto in assemblea ordinaria | 12.000 | in % capitale con diritto di voto in assemblea ordinaria | 100,000 |
| numero di azioni con diritto di voto possedute | 12.000 | in % capitale sociale con diritto di voto | 100,000 |
| di cui con diritto di voto in assemblea ordinaria | 12.000 | in % capitale con diritto di voto in assemblea ordinaria | 100,000 |

| valore nominale | valuta | causale dichiarazione | codice operazione |
|---|---|---|---|
| 1,00 | PESOS ARGENTINO | 0 | I |

QUADRO 1.3

## SOCIETA' OGGETTO DI DICHIARAZIONE

| | |
|---|---|
| ragione sociale | LOTTOMATICA ITALIA SERVIZI |
| eventuale sigla sociale | LIS |
| forma giuridica | SPA |
| data di costituzione | 01/08/1997 |
| codice fiscale | 05355691006 |
| numero iscrizione CCIAA | 535569100 |
| sigla provincia iscrizione CCIAA | RM |
| sede legale | ROMA |
| via | VIALE DEL CAMPO BOARIO 56/D |
| cap | 00153 |
| sigla provincia | RM |
| stato | ITALIA |
| telefono | 06/518991 |

## AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

| | | | |
|---|---|---|---|
| numero totale azioni o quote possedute | 9.250 | in % capitale sociale con diritto di voto | 92,500 |
| di cui con diritto di voto in assemblea ordinaria | 9.250 | in % capitale con diritto di voto in assemblea ordinaria | 92,500 |
| numero di azioni con diritto di voto possedute | 9.250 | in % capitale sociale con diritto di voto | 92,500 |
| di cui con diritto di voto in assemblea ordinaria | 9.250 | in % capitale con diritto di voto in assemblea ordinaria | 92,500 |

| valore nominale | valuta | causale dichiarazione | codice operazione |
|---|---|---|---|
| 258,22 | EURO | 0 | I |

## SOCIETA' OGGETTO DI DICHIARAZIONE

| | |
|---|---|
| ragione sociale | LOTTOMATICA SISTEMI |
| eventuale sigla sociale | LS |
| forma giuridica | SPA |
| data di costituzione | 10/12/1999 |
| codice fiscale | 05893391002 |
| numero iscrizione CCIAA | 589339100 |
| sigla provincia iscrizione CCIAA | RM |
| sede legale | ROMA |
| via | VIALE DEL CAMPO BOARIO 56/D |
| cap | 00153 |
| sigla provincia | RM |
| stato | ITALIA |
| telefono | 06/518991 |

## AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

| | | | |
|---|---|---|---|
| numero totale azioni o quote possedute | 10.000 | in % capitale sociale con diritto di voto | 100,000 |
| di cui con diritto di voto in assemblea ordinaria | 10.000 | in % capitale con diritto di voto in assemblea ordinaria | 100,000 |
| numero di azioni con diritto di voto possedute | 10.000 | in % capitale sociale con diritto di voto | 100,000 |
| di cui con diritto di voto in assemblea ordinaria | 10.000 | in % capitale con diritto di voto in assemblea ordinaria | 100,000 |

| valore nominale | valuta | causale dichiarazione | codice operazione |
|---|---|---|---|
| 516,46 | EURO | 0 | I |

QUADRO I.3

## SOCIETA' OGGETTO DI DICHIARAZIONE

| | |
|---|---|
| ragione sociale | **NOVA PRIMA** |
| *eventuale sigla sociale* | |
| forma giuridica | **SRL** |
| data di costituzione | **20/09/2005** |
| codice fiscale | **02018760039** |
| numero iscrizione CCIAA | **2018760039** |
| sigla provincia iscrizione CCIAA | **NO** |
| sede legale | **NOVARA** |
| via | **VIA GIOVANNI DA VERRAZANO, 15** |
| cap | **28100** sigla provincia **NO** stato **ITALIA** |
| telefono | |

## AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

| | | | |
|---|---|---|---|
| numero totale azioni o quote possedute | 10.000 | in % capitale sociale con diritto di voto | 100,000 |
| di cui con diritto di voto in assemblea ordinaria | 10.000 | in % capitale con diritto di voto in assemblea ordinaria | 100,000 |
| numero di azioni con diritto di voto possedute | 10.000 | in % capitale sociale con diritto di voto | 100,000 |
| di cui con diritto di voto in assemblea ordinaria | 10.000 | in % capitale con diritto di voto in assemblea ordinaria | 100,000 |

| valore nominale | valuta | causale dichiarazione | codice operazione |
|---|---|---|---|
| 1,00 | EURO | 0 | I |

## SOCIETA' OGGETTO DI DICHIARAZIONE

| | |
|---|---|
| ragione sociale | **PCC GIOCHI E SERVIZI** |
| eventuale sigla sociale | |
| forma giuridica | **SPA** |
| data di costituzione | **16/11/2001** |
| codice fiscale | **01495650762** |
| numero iscrizione CCIAA | **1495650762** |
| sigla provincia iscrizione CCIAA | **RM** |
| sede legale | **ROMA** |
| via | **VIALE DEL CAMPO BOARIO 56/D** |
| cap | **00153** sigla provincia **RM** stato **ITALIA** |
| telefono | |

## AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

| | | | |
|---|---|---|---|
| numero totale azioni o quote possedute | 2.100.000 | in % capitale sociale con diritto di voto | 100,000 |
| di cui con diritto di voto in assemblea ordinaria | 2.100.000 | in % capitale con diritto di voto in assemblea ordinaria | 100,000 |
| numero di azioni con diritto di voto possedute | 2.100.000 | in % capitale sociale con diritto di voto | 100,000 |
| di cui con diritto di voto in assemblea ordinaria | 2.100.000 | in % capitale con diritto di voto in assemblea ordinaria | 100,000 |

| valore nominale | valuta | causale dichiarazione | codice operazione |
|---|---|---|---|
| 10,00 | EURO | 0 | I |

QUADRO I.3

## SOCIETA' OGGETTO DI DICHIARAZIONE

| | |
|---|---|
| ragione sociale | R. T. I. VIDEOLOT |
| eventuale sigla sociale | |
| forma giuridica | SPA |
| data di costituzione | 01/02/2005 |
| codice fiscale | 08360081007 |
| numero iscrizione CCIAA | 836008100 |
| sigla provincia iscrizione CCIAA | RM |
| sede legale | ROMA |
| via | VIALE DEL CAMPO BOARIO 56/D |
| cap | 00153 |
| sigla provincia | RM |
| stato | ITALIA |
| telefono | 06/518991 |

## AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

| | | | |
|---|---|---|---|
| numero totale azioni o quote possedute | 3.226.481 | in % capitale sociale con diritto di voto | 100,000 |
| di cui con diritto di voto in assemblea ordinaria | 3.226.481 | in % capitale con diritto di voto in assemblea ordinaria | 100,000 |
| numero di azioni con diritto di voto possedute | 3.226.481 | in % capitale sociale con diritto di voto | 100,000 |
| di cui con diritto di voto in assemblea ordinaria | 3.226.481 | in % capitale con diritto di voto in assemblea ordinaria | 100,000 |

| valore nominale | valuta | causale dichiarazione | codice operazione |
|---|---|---|---|
| 1,00 | EURO | 0 | I |

## SOCIETA' OGGETTO DI DICHIARAZIONE

| | |
|---|---|
| ragione sociale | SED MULTITEL |
| eventuale sigla sociale | |
| forma giuridica | SPA |
| data di costituzione | 28/11/2002 |
| codice fiscale | 03748020967 |
| numero iscrizione CCIAA | 374802096 |
| sigla provincia iscrizione CCIAA | MI |
| sede legale | MILANO |
| via | VIA STARO 4 |
| cap | 20134 |
| sigla provincia | MI |
| stato | ITALIA |
| telefono | |

## AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

| | | | |
|---|---|---|---|
| numero totale azioni o quote possedute | 640.000 | in % capitale sociale con diritto di voto | 80,000 |
| di cui con diritto di voto in assemblea ordinaria | 640.000 | in % capitale con diritto di voto in assemblea ordinaria | 80,000 |
| numero di azioni con diritto di voto possedute | 640.000 | in % capitale sociale con diritto di voto | 80,000 |
| di cui con diritto di voto in assemblea ordinaria | 640.000 | in % capitale con diritto di voto in assemblea ordinaria | 80,000 |

| valore nominale | valuta | causale dichiarazione | codice operazione |
|---|---|---|---|
| 1,00 | EURO | 0 | I |

QUADRO I.3

## SOCIETA' OGGETTO DI DICHIARAZIONE

| | |
|---|---|
| ragione sociale | TOTOBIT INFORMATICA SOFTWARE E SISTEMI |
| eventuale sigla sociale | |
| forma giuridica | SPA |
| data di costituzione | 11/12/1995 |
| codice fiscale | 01658270358 |
| numero iscrizione CCIAA | 165827035 |
| sigla provincia iscrizione CCIAA | MI |
| sede legale | MILANO |
| via | VIA STARO, 4 |
| cap | 20134 |
| sigla provincia | MI |
| stato | ITALIA |
| telefono | |

### AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

| | | | |
|---|---|---|---|
| numero totale azioni o quote possedute | 3.043.000 | in % capitale sociale con diritto di voto | 100,000 |
| di cui con diritto di voto in assemblea ordinaria | 3.043.000 | in % capitale con diritto di voto in assemblea ordinaria | 100,000 |
| numero di azioni con diritto di voto possedute | 3.043.000 | in % capitale sociale con diritto di voto | 100,000 |
| di cui con diritto di voto in assemblea ordinaria | 3.043.000 | in % capitale con diritto di voto in assemblea ordinaria | 100,000 |

| valore nominale | valuta | causale dichiarazione | codice operazione |
|---|---|---|---|
| 1,00 | EURO | 0 | I |

## SOCIETA' OGGETTO DI DICHIARAZIONE

| | |
|---|---|
| ragione sociale | TTS |
| eventuale sigla sociale | |
| forma giuridica | SRL |
| data di costituzione | 18/04/2001 |
| codice fiscale | 07748880635 |
| numero iscrizione CCIAA | 774888063 |
| sigla provincia iscrizione CCIAA | NA |
| sede legale | MARANO DI NAPOLI |
| via | VIA ADDA, 17 |
| cap | 80016 |
| sigla provincia | NA |
| stato | ITALIA |
| telefono | |

### AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

| | | | |
|---|---|---|---|
| numero totale azioni o quote possedute | 100.000 | in % capitale sociale con diritto di voto | 100,000 |
| di cui con diritto di voto in assemblea ordinaria | 100.000 | in % capitale con diritto di voto in assemblea ordinaria | 100,000 |
| numero di azioni con diritto di voto possedute | 100.000 | in % capitale sociale con diritto di voto | 100,000 |
| di cui con diritto di voto in assemblea ordinaria | 100.000 | in % capitale con diritto di voto in assemblea ordinaria | 100,000 |

| valore nominale | valuta | causale dichiarazione | codice operazione |
|---|---|---|---|
| 1,00 | EURO | 0 | I |

QUADRO 1.3

## SOCIETA' OGGETTO DI DICHIARAZIONE

| | |
|---|---|
| ragione sociale | **VIDEOLOT GESTIONE** |
| eventuale sigla sociale | **VDL** |
| forma giuridica | **SPA** |
| data di costituzione | **16/11/2004** |
| codice fiscale | **08246511003** |
| numero iscrizione CCIAA | **824651100** |
| sigla provincia iscrizione CCIAA | **RM** |
| sede legale | **ROMA** |
| via | **VIALE DEL CAMPO BOARIO 56/D** |
| cap | **00153** sigla provincia **RM** stato **ITALIA** |
| telefono | **06/518991** |

## AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

| | | | |
|---|---|---|---|
| numero totale azioni o quote possedute | 120.000 | in % capitale sociale con diritto di voto | 100,000 |
| di cui con diritto di voto in assemblea ordinaria | 120.000 | in % capitale con diritto di voto in assemblea ordinaria | 100,000 |
| numero di azioni con diritto di voto possedute | 120.000 | in % capitale sociale con diritto di voto | 100,000 |
| di cui con diritto di voto in assemblea ordinaria | 120.000 | in % capitale con diritto di voto in assemblea ordinaria | 100,000 |

| valore nominale | valuta | causale dichiarazione | codice operazione |
|---|---|---|---|
| 1,00 | EURO | 0 | I |

**QUADRO 2.1**
**PARTECIPANTE**

| | |
|---|---|
| ragione sociale | LOTTOMATICA (gia' NEWGAMES s.p.a.) (gia' TRIPLET s.p.a.) |
| eventuale sigla sociale | |
| forma giuridica | SPA |
| data di costituzione | 25/05/2004 |
| codice fiscale | 08028081001 |
| numero iscrizione CCIAA | 802808100 |
| sigla provincia iscrizione CCIAA | RM |
| sede legale | ROMA |
| via | VIALE DEL CAMPO BOARIO, 56/D |
| cap | 00153 |
| sigla provincia | RM |
| stato | ITALIA |
| telefono | 06/518991 |

**QUADRO 2.2**
**PARTECIPATA**

| | |
|---|---|
| ragione sociale | LOTTOLATINO DO BRASIL |
| eventuale sigla sociale | |
| forma giuridica | SA |
| data di costituzione | 28/09/2000 |
| codice fiscale | |
| numero iscrizione CCIAA | |
| sigla provincia iscrizione CCIAA | |
| sede legale | SAN PAOLO |
| via | VIA AVENIDA PAOLISTA 453 |
| cap | |
| sigla provincia | |
| stato | BRASILE |
| telefono | |

**Rapporto di controllo con il soggetto dichiarante** A

**QUADRO 2.3**
**AZIONI O QUOTE POSSEDUTE**

| TITOLO POSSESSO | TOTALE | | DI CUI SENZA VOTO | |
|---|---|---|---|---|
| | Numero Azioni o Quote Votanti | Numero Azioni o Quote Ordinarie | Numero Azioni o Quote Votanti | Numero Azioni o Quote Ordinarie |
| 1 - Proprietà | 9.999 | 9.999 | 0 | 0 |
| **Totale** | 9.999 | 9.999 | 0 | 0 |
| **In % capitale corrispondente** | 99,990 | 99,990 | 0,000 | 0,000 |

N. fogli Allegato A ______ N. fogli Allegato B ______ N. fogli Allegato C ______ N. fogli Allegato D ______

**QUADRO 2.1**
**PARTECIPANTE**

| | |
|---|---|
| ragione sociale | LOTTOMATICA (gia' NEWGAMES s.p.a.) (gia' TRIPLET s.p.a.) |
| eventuale sigla sociale | |
| forma giuridica | SPA |
| data di costituzione | 25/05/2004 |
| codice fiscale | 08028081001 |
| numero iscrizione CCIAA | 802808100 |
| sigla provincia iscrizione CCIAA | RM |
| sede legale | ROMA |
| via | VIALE DEL CAMPO BOARIO, 56/D |
| cap | 00153 — sigla provincia RM — stato ITALIA |
| telefono | 06/518991 |

**QUADRO 2.2**
**PARTECIPATA**

| | |
|---|---|
| ragione sociale | LOTTOMATICA SISTEMI |
| eventuale sigla sociale | LS |
| forma giuridica | SPA |
| data di costituzione | 10/12/1999 |
| codice fiscale | 05893391002 |
| numero iscrizione CCIAA | 589339100 |
| sigla provincia iscrizione CCIAA | RM |
| sede legale | ROMA |
| via | VIALE DEL CAMPO BOARIO 56/D |
| cap | 00153 — sigla provincia RM — stato ITALIA |
| telefono | 06/518991 |

**Rapporto di controllo con il soggetto dichiarante** A

**QUADRO 2.3**
**AZIONI O QUOTE POSSEDUTE**

| TITOLO POSSESSO | TOTALE | | DI CUI SENZA VOTO | |
|---|---|---|---|---|
| | Numero Azioni o Quote Votanti | Numero Azioni o Quote Ordinarie | Numero Azioni o Quote Votanti | Numero Azioni o Quote Ordinarie |
| 1 - Proprietà | 10.000 | 10.000 | 0 | 0 |
| **Totale** | 10.000 | 10.000 | 0 | 0 |
| **In % capitale corrispondente** | 100,000 | 100,000 | 0,000 | 0,000 |

N. fogli Allegato A ______ N. fogli Allegato B ______ N. fogli Allegato C ______ N. fogli Allegato D ______

## SEZIONE 2:TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

**QUADRO 2.1**
**PARTECIPANTE**

| | |
|---|---|
| ragione sociale | LOTTOMATICA (gia' NEWGAMES s.p.a.) (gia' TRIPLET s.p.a.) |
| eventuale sigla sociale | |
| forma giuridica | SPA |
| data di costituzione | 25/05/2004 |
| codice fiscale | 08028081001 |
| numero iscrizione CCIAA | 802808100 |
| sigla provincia iscrizione CCIAA | RM |
| sede legale | ROMA |
| via | VIALE DEL CAMPO BOARIO, 56/D |
| cap | 00153 |
| sigla provincia | RM |
| stato | ITALIA |
| telefono | 06/518991 |

**QUADRO 2.2**
**PARTECIPATA**

| | |
|---|---|
| ragione sociale | R. T. I. VIDEOLOT |
| eventuale sigla sociale | |
| forma giuridica | SPA |
| data di costituzione | 01/02/2005 |
| codice fiscale | 08360081007 |
| numero iscrizione CCIAA | 836008100 |
| sigla provincia iscrizione CCIAA | RM |
| sede legale | ROMA |
| via | VIALE DEL CAMPO BOARIO 56/D |
| cap | 00153 |
| sigla provincia | RM |
| stato | ITALIA |
| telefono | 06/518991 |

**Rapporto di controllo con il soggetto dichiarante** A

**QUADRO 2.3**
**AZIONI O QUOTE POSSEDUTE**

| TITOLO POSSESSO | TOTALE | | DI CUI SENZA VOTO | |
|---|---|---|---|---|
| | Numero Azioni o Quote Votanti | Numero Azioni o Quote Ordinarie | Numero Azioni o Quote Votanti | Numero Azioni o Quote Ordinarie |
| 1 - Proprietà | 3.226.481 | 3.226.481 | 0 | 0 |
| **Totale** | 3.226.481 | 3.226.481 | 0 | 0 |
| **In % capitale corrispondente** | 100,000 | 100,000 | 0,000 | 0,000 |

N. fogli Allegato A ______ N. fogli Allegato B ______ N. fogli Allegato C ______ N. fogli Allegato D ______

**QUADRO 2.1**
**PARTECIPANTE**

| | |
|---|---|
| ragione sociale | LOTTOMATICA (gia' NEWGAMES s.p.a.) (gia' TRIPLET s.p.a.) |
| eventuale sigla sociale | |
| forma giuridica | SPA |
| data di costituzione | 25/05/2004 |
| codice fiscale | 08028081001 |
| numero iscrizione CCIAA | 802808100 |
| sigla provincia iscrizione CCIAA | RM |
| sede legale | ROMA |
| via | VIALE DEL CAMPO BOARIO, 56/D |
| cap | 00153 |
| sigla provincia | RM |
| stato | ITALIA |
| telefono | 06/518991 |

**QUADRO 2.2**
**PARTECIPATA**

| | |
|---|---|
| ragione sociale | LOTTOMATICA ARGENTINA |
| eventuale sigla sociale | |
| forma giuridica | SA |
| data di costituzione | 09/12/1998 |
| codice fiscale | |
| numero iscrizione CCIAA | |
| sigla provincia iscrizione CCIAA | |
| sede legale | BUENOS AIRES |
| via | VIA ALSINA 1759 |
| cap | |
| sigla provincia | |
| stato | ARGENTINA |
| telefono | |

**Rapporto di controllo con il soggetto dichiarante** A

**QUADRO 2.3**
**AZIONI O QUOTE POSSEDUTE**

| TITOLO POSSESSO | TOTALE | | DI CUI SENZA VOTO | |
|---|---|---|---|---|
| | Numero Azioni o Quote Votanti | Numero Azioni o Quote Ordinarie | Numero Azioni o Quote Votanti | Numero Azioni o Quote Ordinarie |
| 1 - Proprietà | 12.000 | 12.000 | 0 | 0 |
| **Totale** | 12.000 | 12.000 | 0 | 0 |
| **In % capitale corrispondente** | 100,000 | 100,000 | 0,000 | 0,000 |

N. fogli Allegato A ______ N. fogli Allegato B ______ N. fogli Allegato C ______ N. fogli Allegato D ______

**SEZIONE 2:TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO**

**QUADRO 2.1**
**PARTECIPANTE**

| | |
|---|---|
| ragione sociale | **LOTTOMATICA SISTEMI** |
| eventuale sigla sociale | **LS** |
| forma giuridica | **SPA** |
| data di costituzione | **10/12/1999** |
| codice fiscale | **05893391002** |
| numero iscrizione CCIAA | **589339100** |
| sigla provincia iscrizione CCIAA | **RM** |
| sede legale | **ROMA** |
| via | **VIALE DEL CAMPO BOARIO 56/D** |
| cap | **00153** sigla provincia **RM** stato **ITALIA** |
| telefono | **06/518991** |

**QUADRO 2.2**
**PARTECIPATA**

| | |
|---|---|
| ragione sociale | **PCC GIOCHI E SERVIZI** |
| eventuale sigla sociale | |
| forma giuridica | **SPA** |
| data di costituzione | **16/11/2001** |
| codice fiscale | **01495650762** |
| numero iscrizione CCIAA | **1495650762** |
| sigla provincia iscrizione CCIAA | **RM** |
| sede legale | **ROMA** |
| via | **VIALE DEL CAMPO BOARIO 56/D** |
| cap | **00153** sigla provincia **RM** stato **ITALIA** |
| telefono | |

**Rapporto di controllo con il soggetto dichiarante** A

**QUADRO 2.3**
**AZIONI O QUOTE POSSEDUTE**

| TITOLO POSSESSO | TOTALE | | DI CUI SENZA VOTO | |
|---|---|---|---|---|
| | Numero Azioni o Quote Votanti | Numero Azioni o Quote Ordinarie | Numero Azioni o Quote Votanti | Numero Azioni o Quote Ordinarie |
| 1 - Proprietà | 2.100.000 | 2.100.000 | 0 | 0 |
| **Totale** | 2.100.000 | 2.100.000 | 0 | 0 |
| **In % capitale corrispondente** | 100,000 | 100,000 | 0,000 | 0,000 |

N. fogli Allegato A ______ N. fogli Allegato B ______ N. fogli Allegato C ______ N. fogli Allegato D ______

SEZIONE 2:TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

**QUADRO 2.1**
**PARTECIPANTE**

| | |
|---|---|
| ragione sociale | LOTTOMATICA (gia' NEWGAMES s.p.a.) (gia' TRIPLET s.p.a.) |
| eventuale sigla sociale | |
| forma giuridica | SPA |
| data di costituzione | 25/05/2004 |
| codice fiscale | 08028081001 |
| numero iscrizione CCIAA | 802808100 |
| sigla provincia iscrizione CCIAA | RM |
| sede legale | ROMA |
| via | VIALE DEL CAMPO BOARIO, 56/D |
| cap | 00153 |
| sigla provincia | RM |
| stato | ITALIA |
| telefono | 06/518991 |

**QUADRO 2.2**
**PARTECIPATA**

| | |
|---|---|
| ragione sociale | LOTTOMATICA ITALIA SERVIZI |
| eventuale sigla sociale | LIS |
| forma giuridica | SPA |
| data di costituzione | 01/08/1997 |
| codice fiscale | 05355691006 |
| numero iscrizione CCIAA | 535569100 |
| sigla provincia iscrizione CCIAA | RM |
| sede legale | ROMA |
| via | VIALE DEL CAMPO BOARIO 56/D |
| cap | 00153 |
| sigla provincia | RM |
| stato | ITALIA |
| telefono | 06/518991 |

**Rapporto di controllo con il soggetto dichiarante** A

**QUADRO 2.3**
**AZIONI O QUOTE POSSEDUTE**

| TITOLO POSSESSO | TOTALE | | DI CUI SENZA VOTO | |
|---|---|---|---|---|
| | Numero Azioni o Quote Votanti | Numero Azioni o Quote Ordinarie | Numero Azioni o Quote Votanti | Numero Azioni o Quote Ordinarie |
| 1 - Proprietà | 9.250 | 9.250 | 0 | 0 |
| **Totale** | 9.250 | 9.250 | 0 | 0 |
| **In % capitale corrispondente** | 92,500 | 92,500 | 0,000 | 0,000 |

N. fogli Allegato A ______ N. fogli Allegato B ______ N. fogli Allegato C ______ N. fogli Allegato D ______

## QUADRO 2.1
## PARTECIPANTE

| | |
|---|---|
| ragione sociale | **LOTTOMATICA (gia' NEWGAMES s.p.a.) (gia' TRIPLET s.p.a.)** |
| eventuale sigla sociale | |
| forma giuridica | **SPA** |
| data di costituzione | **25/05/2004** |
| codice fiscale | **08028081001** |
| numero iscrizione CCIAA | **802808100** |
| sigla provincia iscrizione CCIAA | **RM** |

| | | | | | |
|---|---|---|---|---|---|
| sede legale | **ROMA** | | | | |
| via | **VIALE DEL CAMPO BOARIO, 56/D** | | | | |
| cap | **00153** | sigla provincia | **RM** | stato | **ITALIA** |
| telefono | **06/518991** | | | | |

## QUADRO 2.2
## PARTECIPATA

| | |
|---|---|
| ragione sociale | **SED MULTITEL** |
| eventuale sigla sociale | |
| forma giuridica | **SPA** |
| data di costituzione | **28/11/2002** |
| codice fiscale | **03748020967** |
| numero iscrizione CCIAA | **374802096** |
| sigla provincia iscrizione CCIAA | **MI** |

| | | | | | |
|---|---|---|---|---|---|
| sede legale | **MILANO** | | | | |
| via | **VIA STARO 4** | | | | |
| cap | **20134** | sigla provincia | **MI** | stato | **ITALIA** |
| telefono | | | | | |

**Rapporto di controllo con il soggetto dichiarante** A

## QUADRO 2.3
## AZIONI O QUOTE POSSEDUTE

| TITOLO POSSESSO | TOTALE | | DI CUI SENZA VOTO | |
|---|---|---|---|---|
| | Numero Azioni o Quote Votanti | Numero Azioni o Quote Ordinarie | Numero Azioni o Quote Votanti | Numero Azioni o Quote Ordinarie |
| 1 - Proprietà | 160.000 | 160.000 | 0 | 0 |
| **Totale** | 160.000 | 160.000 | 0 | 0 |
| **In % capitale corrispondente** | 20,000 | 20,000 | 0,000 | 0,000 |

N. fogli Allegato A ______ N. fogli Allegato B ______ N. fogli Allegato C ______ N. fogli Allegato D ______

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

**QUADRO 2.1**
**PARTECIPANTE**

| | |
|---|---|
| ragione sociale | **LOTTOMATICA ITALIA SERVIZI** |
| eventuale sigla sociale | **LIS** |
| forma giuridica | **SPA** |
| data di costituzione | **01/08/1997** |
| codice fiscale | **05355691006** |
| numero iscrizione CCIAA | **535569100** |
| sigla provincia iscrizione CCIAA | **RM** |
| sede legale | **ROMA** |
| via | **VIALE DEL CAMPO BOARIO 56/D** |
| cap | **00153** sigla provincia **RM** stato **ITALIA** |
| telefono | **06/518991** |

**QUADRO 2.2**
**PARTECIPATA**

| | |
|---|---|
| ragione sociale | **TOTOBIT INFORMATICA SOFTWARE E SISTEMI** |
| eventuale sigla sociale | |
| forma giuridica | **SPA** |
| data di costituzione | **11/12/1995** |
| codice fiscale | **01658270358** |
| numero iscrizione CCIAA | **165827035** |
| sigla provincia iscrizione CCIAA | **MI** |
| sede legale | **MILANO** |
| via | **VIA STARO, 4** |
| cap | **20134** sigla provincia **MI** stato **ITALIA** |
| telefono | |

**Rapporto di controllo con il soggetto dichiarante** A

**QUADRO 2.3**
**AZIONI O QUOTE POSSEDUTE**

| **TITOLO POSSESSO** | **TOTALE** | | **DI CUI SENZA VOTO** | |
|---|---|---|---|---|
| | Numero Azioni o Quote Votanti | Numero Azioni o Quote Ordinarie | Numero Azioni o Quote Votanti | Numero Azioni o Quote Ordinarie |
| 1 - Proprietà | 3.043.000 | 3.043.000 | 0 | 0 |
| **Totale** | 3.043.000 | 3.043.000 | 0 | 0 |
| **In % capitale corrispondente** | 100,000 | 100,000 | 0,000 | 0,000 |

N. fogli Allegato A ______ N. fogli Allegato B ______ N. fogli Allegato C ______ N. fogli Allegato D ______

SEZIONE 2:TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

**QUADRO 2.1**
**PARTECIPANTE**

| | |
|---|---|
| ragione sociale | **TOTOBIT INFORMATICA SOFTWARE E SISTEMI** |
| eventuale sigla sociale | |
| forma giuridica | **SPA** |
| data di costituzione | **11/12/1995** |
| codice fiscale | **01658270358** |
| numero iscrizione CCIAA | **165827035** |
| sigla provincia iscrizione CCIAA | **MI** |
| sede legale | **MILANO** |
| via | **VIA STARO, 4** |
| cap | **20134** |
| sigla provincia | **MI** |
| stato | **ITALIA** |
| telefono | |

**QUADRO 2.2**
**PARTECIPATA**

| | |
|---|---|
| ragione sociale | **LIS FINANZIARIA** |
| eventuale sigla sociale | |
| forma giuridica | **SPA** |
| data di costituzione | **11/01/2002** |
| codice fiscale | **03396740965** |
| numero iscrizione CCIAA | **339674096** |
| sigla provincia iscrizione CCIAA | **MI** |
| sede legale | **MILANO** |
| via | **VIA STARO, 4** |
| cap | **20134** |
| sigla provincia | **MI** |
| stato | **ITALIA** |
| telefono | |

**Rapporto di controllo con il soggetto dichiarante** A

**QUADRO 2.3**
**AZIONI O QUOTE POSSEDUTE**

| TITOLO POSSESSO | TOTALE | | DI CUI SENZA VOTO | |
|---|---|---|---|---|
| | Numero Azioni o Quote Votanti | Numero Azioni o Quote Ordinarie | Numero Azioni o Quote Votanti | Numero Azioni o Quote Ordinarie |
| 1 - Proprietà | 1.000.000 | 1.000.000 | 0 | 0 |
| **Totale** | 1.000.000 | 1.000.000 | 0 | 0 |
| **In % capitale corrispondente** | 100,000 | 100,000 | 0,000 | 0,000 |

N. fogli Allegato A ______ N. fogli Allegato B ______ N. fogli Allegato C ______ N. fogli Allegato D ______

**QUADRO 2.1**
**PARTECIPANTE**

| | |
|---|---|
| ragione sociale | TOTOBIT INFORMATICA SOFTWARE E SISTEMI |
| eventuale sigla sociale | |
| forma giuridica | SPA |
| data di costituzione | 11/12/1995 |
| codice fiscale | 01658270358 |
| numero iscrizione CCIAA | 165827035 |
| sigla provincia iscrizione CCIAA | MI |
| sede legale | MILANO |
| via | VIA STARO, 4 |
| cap | 20134 |
| sigla provincia | MI |
| stato | ITALIA |
| telefono | |

**QUADRO 2.2**
**PARTECIPATA**

| | |
|---|---|
| ragione sociale | TTS |
| eventuale sigla sociale | |
| forma giuridica | SRL |
| data di costituzione | 18/04/2001 |
| codice fiscale | 07748880635 |
| numero iscrizione CCIAA | 774888063 |
| sigla provincia iscrizione CCIAA | NA |
| sede legale | MARANO DI NAPOLI |
| via | VIA ADDA, 17 |
| cap | 80016 |
| sigla provincia | NA |
| stato | ITALIA |
| telefono | |

**Rapporto di controllo con il soggetto dichiarante** A

**QUADRO 2.3**
**AZIONI O QUOTE POSSEDUTE**

| TITOLO POSSESSO | TOTALE | | DI CUI SENZA VOTO | |
|---|---|---|---|---|
| | Numero Azioni o Quote Votanti | Numero Azioni o Quote Ordinarie | Numero Azioni o Quote Votanti | Numero Azioni o Quote Ordinarie |
| 1 - Proprietà | 100.000 | 100.000 | 0 | 0 |
| **Totale** | 100.000 | 100.000 | 0 | 0 |
| **In % capitale corrispondente** | 100,000 | 100,000 | 0,000 | 0,000 |

N. fogli Allegato A ______ N. fogli Allegato B ______ N. fogli Allegato C ______ N. fogli Allegato D ______

SEZIONE 2:TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

**QUADRO 2.1**
**PARTECIPANTE**

| | |
|---|---|
| ragione sociale | TOTOBIT INFORMATICA SOFTWARE E SISTEMI |
| eventuale sigla sociale | |
| forma giuridica | SPA |
| data di costituzione | 11/12/1995 |
| codice fiscale | 01658270358 |
| numero iscrizione CCIAA | 165827035 |
| sigla provincia iscrizione CCIAA | MI |
| sede legale | MILANO |
| via | VIA STARO, 4 |
| cap | 20134 — sigla provincia MI — stato ITALIA |
| telefono | |

**QUADRO 2.2**
**PARTECIPATA**

| | |
|---|---|
| ragione sociale | SED MULTITEL |
| eventuale sigla sociale | |
| forma giuridica | SPA |
| data di costituzione | 28/11/2002 |
| codice fiscale | 03748020967 |
| numero iscrizione CCIAA | 374802096 |
| sigla provincia iscrizione CCIAA | MI |
| sede legale | MILANO |
| via | VIA STARO 4 |
| cap | 20134 — sigla provincia MI — stato ITALIA |
| telefono | |

**Rapporto di controllo con il soggetto dichiarante** A

**QUADRO 2.3**
**AZIONI O QUOTE POSSEDUTE**

| TITOLO POSSESSO | TOTALE | | DI CUI SENZA VOTO | |
|---|---|---|---|---|
| | Numero Azioni o Quote Votanti | Numero Azioni o Quote Ordinarie | Numero Azioni o Quote Votanti | Numero Azioni o Quote Ordinarie |
| 1 - Proprietà | 480.000 | 480.000 | 0 | 0 |
| **Totale** | 480.000 | 480.000 | 0 | 0 |
| **In % capitale corrispondente** | 60,000 | 60,000 | 0,000 | 0,000 |

N. fogli Allegato A ______ N. fogli Allegato B ______ N. fogli Allegato C ______ N. fogli Allegato D ______

**SEZIONE 2:TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO**

**QUADRO 2.1**
**PARTECIPANTE**

| | |
|---|---|
| ragione sociale | LOTTOMATICA (gia' NEWGAMES s.p.a.) (gia' TRIPLET s.p.a.) |
| eventuale sigla sociale | |
| forma giuridica | SPA |
| data di costituzione | 25/05/2004 |
| codice fiscale | 08028081001 |
| numero iscrizione CCIAA | 802808100 |
| sigla provincia iscrizione CCIAA | RM |
| sede legale | ROMA |
| via | VIALE DEL CAMPO BOARIO, 56/D |
| cap | 00153 |
| sigla provincia | RM |
| stato | ITALIA |
| telefono | 06/518991 |

**QUADRO 2.2**
**PARTECIPATA**

| | |
|---|---|
| ragione sociale | VIDEOLOT GESTIONE |
| eventuale sigla sociale | VDL |
| forma giuridica | SPA |
| data di costituzione | 16/11/2004 |
| codice fiscale | 08246511003 |
| numero iscrizione CCIAA | 824651100 |
| sigla provincia iscrizione CCIAA | RM |
| sede legale | ROMA |
| via | VIALE DEL CAMPO BOARIO 56/D |
| cap | 00153 |
| sigla provincia | RM |
| stato | ITALIA |
| telefono | 06/518991 |

**Rapporto di controllo con il soggetto dichiarante** A

**QUADRO 2.3**
**AZIONI O QUOTE POSSEDUTE**

| TITOLO POSSESSO | TOTALE | | DI CUI SENZA VOTO | |
|---|---|---|---|---|
| | Numero Azioni o Quote Votanti | Numero Azioni o Quote Ordinarie | Numero Azioni o Quote Votanti | Numero Azioni o Quote Ordinarie |
| 1 - Proprietà | 120.000 | 120.000 | 0 | 0 |
| **Totale** | 120.000 | 120.000 | 0 | 0 |
| **In % capitale corrispondente** | 100,000 | 100,000 | 0,000 | 0,000 |

N. fogli Allegato A ______ N. fogli Allegato B ______ N. fogli Allegato C ______ N. fogli Allegato D ______

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

**QUADRO 2.1**
**PARTECIPANTE**

| | |
|---|---|
| ragione sociale | **LOTTOMATICA ITALIA SERVIZI** |
| eventuale sigla sociale | **LIS** |
| forma giuridica | **SPA** |
| data di costituzione | **01/08/1997** |
| codice fiscale | **05355691006** |
| numero iscrizione CCIAA | **535569100** |
| sigla provincia iscrizione CCIAA | **RM** |
| sede legale | **ROMA** |
| via | **VIALE DEL CAMPO BOARIO 56/D** |
| cap | **00153** sigla provincia **RM** stato **ITALIA** |
| telefono | **06/518991** |

**QUADRO 2.2**
**PARTECIPATA**

| | |
|---|---|
| ragione sociale | **CARTALIS I.M.E.L** |
| eventuale sigla sociale | |
| forma giuridica | **SPA** |
| data di costituzione | **12/09/2005** |
| codice fiscale | **08658331007** |
| numero iscrizione CCIAA | **865833100** |
| sigla provincia iscrizione CCIAA | **RM** |
| sede legale | **ROMA** |
| via | **VIALE DEL CAMPO BOARIO 56/D** |
| cap | **00153** sigla provincia **RM** stato **ITALIA** |
| telefono | **05/518991** |

**Rapporto di controllo con il soggetto dichiarante** A

**QUADRO 2.3**
**AZIONI O QUOTE POSSEDUTE**

| **TITOLO POSSESSO** | **TOTALE** | | **DI CUI SENZA VOTO** | |
|---|---|---|---|---|
| | Numero Azioni o Quote Votanti | Numero Azioni o Quote Ordinarie | Numero Azioni o Quote Votanti | Numero Azioni o Quote Ordinarie |
| 1 - Proprietà | 9.000.000 | 9.000.000 | 0 | 0 |
| **Totale** | 9.000.000 | 9.000.000 | 0 | 0 |
| **In % capitale corrispondente** | 90,000 | 90,000 | 0,000 | 0,000 |

N. fogli Allegato A ______ N. fogli Allegato B ______ N. fogli Allegato C ______ N. fogli Allegato D ______

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

**QUADRO 2.1**
**PARTECIPANTE**

| | |
|---|---|
| ragione sociale | LOTTOMATICA (gia' NEWGAMES s.p.a.) (gia' TRIPLET s.p.a.) |
| eventuale sigla sociale | |
| forma giuridica | SPA |
| data di costituzione | 25/05/2004 |
| codice fiscale | 08028081001 |
| numero iscrizione CCIAA | 802808100 |
| sigla provincia iscrizione CCIAA | RM |
| sede legale | ROMA |
| via | VIALE DEL CAMPO BOARIO, 56/D |
| cap | 00153 sigla provincia RM stato ITALIA |
| telefono | 06/518991 |

**QUADRO 2.2**
**PARTECIPATA**

| | |
|---|---|
| ragione sociale | CIRMATICA GAMING |
| eventuale sigla sociale | |
| forma giuridica | SA |
| data di costituzione | 25/07/2000 |
| codice fiscale | |
| numero iscrizione CCIAA | |
| sigla provincia iscrizione CCIAA | |
| sede legale | BARCELLONA |
| via | VIA RAMBLA DE CATALUNA 16 |
| cap | sigla provincia stato SPAGNA |
| telefono | |

**Rapporto di controllo con il soggetto dichiarante** A

**QUADRO 2.3**
**AZIONI O QUOTE POSSEDUTE**

| TITOLO POSSESSO | TOTALE | | DI CUI SENZA VOTO | |
|---|---|---|---|---|
| | Numero Azioni o Quote Votanti | Numero Azioni o Quote Ordinarie | Numero Azioni o Quote Votanti | Numero Azioni o Quote Ordinarie |
| 1 - Proprietà | 5.415.600 | 5.415.600 | 0 | 0 |
| **Totale** | 5.415.600 | 5.415.600 | 0 | 0 |
| **In % capitale corrispondente** | 100,000 | 100,000 | 0,000 | 0,000 |

N. fogli Allegato A ______ N. fogli Allegato B ______ N. fogli Allegato C ______ N. fogli Allegato D ______

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO

**QUADRO 2.1**
**PARTECIPANTE**

| | |
|---|---|
| ragione sociale | LOTTOMATICA (gia' NEWGAMES s.p.a.) (gia' TRIPLET s.p.a.) |
| eventuale sigla sociale | |
| forma giuridica | SPA |
| data di costituzione | 25/05/2004 |
| codice fiscale | 08028081001 |
| numero iscrizione CCIAA | 802808100 |
| sigla provincia iscrizione CCIAA | RM |
| sede legale | ROMA |
| via | VIALE DEL CAMPO BOARIO, 56/D |
| cap | 00153 |
| sigla provincia | RM |
| stato | ITALIA |
| telefono | 06/518991 |

**QUADRO 2.2**
**PARTECIPATA**

| | |
|---|---|
| ragione sociale | NOVA PRIMA |
| eventuale sigla sociale | |
| forma giuridica | SRL |
| data di costituzione | 20/09/2005 |
| codice fiscale | 02018760039 |
| numero iscrizione CCIAA | 2018760039 |
| sigla provincia iscrizione CCIAA | NO |
| sede legale | NOVARA |
| via | VIA GIOVANNI DA VERRAZANO, 15 |
| cap | 28100 |
| sigla provincia | NO |
| stato | ITALIA |
| telefono | |

**Rapporto di controllo con il soggetto dichiarante** A

**QUADRO 2.3**
**AZIONI O QUOTE POSSEDUTE**

| TITOLO POSSESSO | TOTALE | | DI CUI SENZA VOTO | |
|---|---|---|---|---|
| | Numero Azioni o Quote Votanti | Numero Azioni o Quote Ordinarie | Numero Azioni o Quote Votanti | Numero Azioni o Quote Ordinarie |
| 1 - Proprietà | 10.000 | 10.000 | 0 | 0 |
| **Totale** | 10.000 | 10.000 | 0 | 0 |
| **In % capitale corrispondente** | 100,000 | 100,000 | 0,000 | 0,000 |

N. fogli Allegato A ______ N. fogli Allegato B ______ N. fogli Allegato C ______ N. fogli Allegato D ______


SEC MAIL PROCESSING
RECEIVED
JUN 01 2006
WASH, D.C.
199
SECTION



Thursday - 04/06/2006

**Lotto game: Wagers total 748.3 million euro in March 2006**

**Instant lotteries "Scratch & Win": Wagers of 313.3 million euro in March 2006**

Rome, April 6th, 2006 – During the draws of March 2006, Lotto wagers amounted to 748.3 million euro, compared with 643.3 million euro in the month of February 2006. In the last month, 13 draws were held, vs 12 draws held in February 2006.

In particular, in March 2006 wagers from "core" bets, excluding late numbers, amounted to 463.1 million euro (407.7 million euro in February 2006), while wagers from bets on "late numbers" amounted to 285.2 million euro, vs 235.6 million euro in the month of February 2006.
Winnings in March 2006 totalled 290.5 million euro compared with 232.3 million euro in the previous month.

Scratch & Win wagers in the month of March 2006 were equal to 313.3 million euro, vs 263.3 million euro in the month of February 2006.

Friday - 04/07/2006

**Internal Dealing**

Internal dealing - Pdf file

**ATTACHMENT**
**(pursuant to Article 152-octies, par. 7 of Issuers' Regulation)**

| **1. RELEVANT UNDERSIGNED PERSON** | | | | | | | |
|---|---|---|---|---|---|---|---|
| **1.1 PERSONAL DATA** | | | | | | | |
| INDIVIDUALS | | | | | | | |
| SURNAME | **SALA** | NAME | **MARCO** | | | SEX | **M** |
| TAX CODE | | BIRTH DATE | BIRTH PLACE | | (PV) | COUNTRY | |
| DOMICILE | **VIALE DEL CAMPO BOARIO NO. 56/D ROMA** | | | | | | |
| ENTITIES | | | | | | | |
| CORPORATE NAME | | | | | | | |
| TAX CODE | | CORPORATE SHAPE | DATE OF INCORPORATION (dd/mm/yyyy) | | | | |
| HEADQUARTERS | | | | | | | |

| **1.2. RELATIONSHIP WITH THE CONCERNED ISSUER** | |
|---|---|
| C.1) MEMBER OF THE MANAGING BODY OR OF THE CONTROLLING BODY OR GENERAL OFFICER OR VICE GENERAL OFFICER OF THE ISSUER | Y/N **Y** |
| C.2) OFFICER HAVING ACCESS TO PRIVILEGED INFORMATION ON A REGULAR BASIS AND EMPOWERED TO TAKE MANAGEMENT DECISIONS THAT ARE LIKELY TO AFFECT THE DEVELOPMENT AND THE PROSPECTIVES OF THE ISSUER | Y/N **N** |
| C.3) INDIVIDUAL OR ENTITY ACTING IN THE CAPACITY AS SET FORTH UNDER C.1) OR C.2) ABOVE WITHIN AN ISSUER'S SUBSIDIARY | Y/N **N** |
| C.4) HOLDER OF AT LEAST 10% OF THE ISSUER'S SHARE CAPITAL OR OF THE RELEVANT CONTROLLING INDIVIDUAL OR ENTITY | Y/N **N** |

| **2. ISSUER (OF LISTED SECURITIES)** | | | |
|---|---|---|---|
| CORPORATE NAME | **LOTTOMATICA S.P.A.** | TAX CODE | |

| **3. AUTHOR OF THE TRANSACTIONS** | |
|---|---|
| **3.1 NATURE OF THE AUTHOR OF THE TRANSACTIONS** | |
| RELEVANT PERSON | **Y** |
| INDIVIDUAL STRICTLY RELATED TO A RELEVANT PERSON (SPOUSE, DEPENDENT CHILD, PARENT, COHABITING RELATIVE OR RELATIVE-IN-LAW) | Y/N **N** |
| ENTITY, PARTNERSHIP OR TRUST STRICTLY RELATED TO A RELEVANT INDIVIDUAL OR ENTITY OR TO ANY OF THE ABOVE SAID INDIVIDUALS | Y/N **N** |

| **3.2 PERSONAL DATA** | | | | | | | |
|---|---|---|---|---|---|---|---|
| INDIVIDUALS | | | | | | | |
| SURNAME | | NAME | | | | SEX | |
| TAX CODE | | BIRTH DATE (dd/mm/yyyy) | BIRTH PLACE | | (PV) | COUNTRY | |
| PLACE OF RESIDENCE | | | | | | | |
| ENTITY, PARTNERSHIP, OR TRUST | | | | | | | |
| CORPORATE NAME | | | | | | | |
| TAX CODE | | CORPORATE SHAPE | DATE OF INCORPORATION (dd/mm/yyyy) | | | | |
| HEADQUARTERS | | | | | | | |

## 4.TRANSACTIONS

**SECTION A) : SHARES AND EQUIVALENT FINANCIAL INSTRUMENTS AND RELATED CONVERTIBLE BONDS**

| DATE | TRNS | ISIN CODE | SECURITY | NATURE | QUANTITY | PRICE (in €) | VALUE (in €) | EXECUTION | NOTES |
|---|---|---|---|---|---|---|---|---|---|
| 13/04/2006 | SALE | IT0003990402 | LOTTOMATICA | ORD. SHARES | 337.333 | 33,9185 | 11.441.829,36 | OTC | * |
| | | | | | | | | | |
| | | | | | | | | | |
| | | | | | | | | | |
| | | | | | | | | | |
| | | | | | | | | | |
| | | | | | | | | | |
| TOTAL SECTION A (in €) | | | | | | | 11.441.829,36 | | |

**SECTION B) : OTHER FINANCIAL INSTRUMENTS RELATED TO SHARES PURSUANT TO ART. 152-sexies, par. 1, lett. b)**

| DATE | TRNS | NATURE | FACULTY | FIN. INSTRUMENT | | UNDERLYING SHARE | | EFFECT. INVESTMENT /DIVESTMENT | | | POT. INVESTMENT /DIVESTMENT (NOTIONAL) | | | EXP. DATE | NOTES |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | ISIN CODE | NAME | ISIN CODE | NAME | Q.TY | PR. € | VALUE € | Q.TY | PRICE € | VALUE € | | |
| | | | | | | | | | | | | | | | |
| | | | | | | | | | | | | | | | |
| | | | | | | | | | | | | | | | |
| | | | | | | | | | | | | | | | |
| | | | | | | | | | | | | | | | |
| | | | | | | | | | | | | | | | |
| | | | | | | | | | | | | | | | |
| | | | | | | | | | | | | | | | |
| TOTAL SECTION B (in €) | | | | | | | | | | | | | | | |
| TOTAL SECTION A + B (in €) | | | | | | | | | | | | 11.441.829,36 | | | |

**Note:**

Forward sale of ordinary shares of Lottomatica S.p.A. deriving from the exercise of options granted to Mr. Marco Sala pursuant to the 2003-2005 stock option plan

## LOTTOMATICA SHAREHOLDERS' MEETING

**Lottomatica Financial Statements as of 31 December 2005 approved and Consolidated Financial Statements presented**
A total dividend of 1.3 Euro per share declared

Extraordinary Shareholders' Meeting delegated powers to the Board of Directors to increase the share capital and to amend some provisions in the by-laws in relation to the acquisition of GTECH Holdings Corporation.

Part of the delegated capital increase to be reserved for subscription to key executives and managers of Lottomatica and of its subsidiaries

Lorenzo Pellicioli appointed as new Chairman of Lottomatica

Rome, April 12, 2006 - The Shareholders' Meeting of Lottomatica S.p.A., chaired by Mr. Rosario Bifulco, was held today and approved the Financial Statements for 2005. Furthermore, it approved the distribution of a total dividend of 1.3 Euro per share.

Lottomatica S.p.A. Financial Statements

The parent company Lottomatica S.p.A. totalled Revenues of 488.7 million Euro (542.4 million Euro in 2004) and a Net Income of 61.0 million Euro (47.1 million Euro as of December 31, 2004). It was decided that such profit as for 18.4 million Euro was to be retained in order to constitute the Legal Reserve.
Lottomatica S.p.A. Financial Statements were prepared according to Italian GAAP.

Consolidated Financial Statements

| Consolidated income statement (€/mil.) | 31 December 2005 | delta % | 31 December 2004 |
|---|---|---|---|
| Revenues | 582.7 | -0.5% | 585.8 |
| EBITDA | 266.0 | +14.7% | 231.9 |
| **EBITDA %** | **45.6%** | | **39.6%** |
| EBIT | 212.3 | +25.5% | 169.3 |
| **EBIT %** | **36.4%** | | **28.9%** |
| Net income | 114.2 | +33.4% | 85.6 |
| **Net income %** | **19.6%** | | **14.6%** |

*(Note: 2004 EBITDA restated for provisions of €15 million)*

FY05 consolidated revenues totalled 582.7 million Euro, stable compared to 585.8 million Euro as of December 31, 2004. The drop in Lotto revenues was almost entirely offset by the excellent performance both in the new businesses in the Games sector and in the Services sector.

Lotto wagers stabilised at the levels reached in the years prior to 2004 (highest wagers ever collected), reaching 7.3 billion Euro (against 11.7 billion Euro in 2004 and 6.9 billion Euro in 2003). Because of the decalage mechanism, the drop in the Lotto wagers (-37.4%) reflected in a less than proportional decline in revenues for Lottomatica (-12.5%). Progressive commission for the year was equal to 5.9%.

Traditional and instant Lotteries gross tickets sold continued to post better than expected results, reaching approximately 1,540 million Euro over the year (compared to approximately 536 million Euro in FY04). Gross tickets sold only from instant lotteries totalled 1,492 million Euro. Average price, on the rise over the year, was equal to approximately 1.9 Euro, thanks in particular to the successful launch of the new 5 euro lottery, "Miliardario", with over 50 million tickets sold in the last quarter of the year. This helped increase profitability in this business. Revenues for Lottomatica totalled over 59 million Euro.

Services revenues reached 64.7 million Euro, growing by 32.3% compared to FY04. Electronic pre-paid top-up services for mobile accounts continued to post an excellent performance, with approximately 200 million top-ups against 182 million as of December 31, 2004. As to new Services, take note of the good start of the stamp duties business, with over 17,900 terminals installed at the tobacconist shops.

FY05 EBITDA totalled 266.0 million Euro against 231.9 million Euro as of December 31, 2004 (45.5% of Revenues in 2005, against 39.6% in 2004). This strong increase compared to FY04 was attributable to both the profitable performance of the instant Lotteries and Services businesses and the achievement of considerable savings exceeding the 2005-2007 Business Plan targets (approximately 40 million Euro, plus 73 million Euro already posted in the 2002-2004 period).

FY05 EBIT totalled 212.3 million Euro (169.3 million Euro as of December 31, 2004), showing an increase of 25.5%.

FY05 consolidated accounts show a Net Income of 114.2 million Euro (equal to 19.6% of revenues), showing an increase of 33.4% compared to FY04.

The Group's net financial position posted a negative value of 89.7 million Euro as of December 31, compared to a negative value of 51.3 as of December 31, 2004. This slight decline was attributable to the higher investments mainly relating to the Lotto terminals project (approximately 52 million Euro as of December 31, 2005). A total dividend of 151.3 million Euro was distributed in April 2005.

Consolidated shareholders' equity totalled 512.2 million Euro; such value includes the new reserves generated by the merger by incorporation of Lottomatica S.p.A. and FinEurogames S.p.A. into NewGames S.p.A.. In this regard, take note that the goodwill arising from the merger is partially due to certain inter-company transactions within the De Agostini group. It should be noted that IAS/IFRSs do not provide for a specific principle applicable to business combinations under common control. Accordingly FAS 141 (US GAAP) was adopted. Such principle favours "continuity" of historical values in inter-company transactions; as a consequence the merger goodwill was adjusted and aligned to historical book values recorded in De Agostini consolidated financial statements. Following

such adjustment, total goodwill totalled 216.8 million Euro, net of adjustment for dividends of approximately 37 million Euro paid to FinEuroGames.

Dividends

The Shareholders' Meeting approved the distribution of a dividend of 1.3 Euro per share, gross of withholding taxes as applicable, to shareholders for a total amount of 119,415,548.20 Euro, of which 0.49 euro per share, totaling 45,234,023.88 Euro out of earnings and out of the merger exchange reserve and 0.81 Euro, totaling 74,181,524.32 Euro, out of the share premium reserve. The dividend will be paid on April 27, 2006, utilising the existing cash balance of the company, with dividend ex-date April 24, 2006. It is to be reminded that dividends are of free of tax credit.

Extraordinary Shareholders' Meeting

The Extraordinary Shareholders' Meeting approved to delegate powers to the board of directors, pursuant to Article 2443 of the Italian Civil Code, for the maximum period of five years from today to increase the share capital up to a maximum total nominal amount of 1,720 million Euro, of which the maximum nominal amount of 1,670 million Euro shall be offered for subscription to existing shareholders and the maximum nominal amount of 50 million Euro shall be reserved for subscription to certain key executives and managers of Lottomatica S.p.A. and/or of its subsidiaries. The subscription price for the new shares, including share premium, will be set, in mid May, taking also into account financial markets conditions and the share price performance in the previous period.

Such resolutions are instrumental to the execution of the wider plan to acquire the entire share capital of GTECH Holdings Corporation.

In fact, the delegation of powers to increase the share capital up to the maximum amount of 1,670 million Euro to be offered to existing shareholders:

- As for up to the maximum amount of 1,500 million Euro, is aimed at providing part of the resources required to finance the acquisition; it is expected that the Board of Directors will launch this capital increase in May; in order to ensure a successful capital increase, a pre underwriting agreement was executed by Lottomatica, De Agostini S.p.A., majority shareholder of Lottomatica, Credit Suisse Securities (Europe) Limited and Goldman Sachs International. Pursuant to such agreement, each of the latter parties undertakes to subscribe, on a 50% basis, the shares corresponding to the subscription rights, if any, which will not have been exercised neither by the end of the subscription period nor by the end of the auction period as provided for by Article 2441, paragraph 3, of the Italian Civil Code; such undertaking does not refer to the portion of the capital increase that De Agostini S.p.A. has committed to subscribe directly and indirectly, equal to approximately 0,8 billion Euro; all the aforementioned commitments are subject to customary conditions in such transactions; and
- As for up to the maximum amount of 170 million Euro, is functional to raise funds to be used to pay interest on the 60-year subordinated hybrid bond, that will be issued to partially finance the GTECH acquisition; the Board of Directors will exercise this power only in the event that the Company is not able to pay certain accrued interest.

The delegation of powers to increase the share capital up to a maximum amount of 50 million Euro, to be reserved for subscription to key executives and managers of Lottomatica S.p.A. and/or of its subsidiaries is also connected to the acquisition of GTECH, since it is functional to the implementation of a share scheme for key executives and managers of Lottomatica, as well as for some key executives and managers of GTECH. Such capital increase is to be executed following the completion of the acquisition of GTECH.

Further amendments to the by-laws were approved at the same Extraordinary Shareholders' Meeting which are mainly connected to the acquisition of GTECH, including the extension of the duration of the company up to 2070 - this being functional to the 60 year subordinated bond issue - and the possibility of appointing more managing directors, with the subsequent amendment to the by-laws in that they relate to delegated bodies and the possibility for some corporate positions to be cumulated. The Chairman and CEO positions will no longer be able to be cumulated. As announced to the market on January 10, it is expected that, once the acquisition of GTECH is consummated, Mr. Bruce W. Turner will be proposed to be appointed as Chief Executive Officer of Lottomatica, and also as General Manager, and Mr. Marco Sala, the current General Manager and a member of the Board of Directors of Lottomatica, will also be proposed to be appointed as Managing Director and General Manager for the Italian operations.

Lottomatica reminds that pursuant to the Merger Agreement entered into with Gtech, the consummation of the acquisition is subject to the satisfaction of certain conditions precedent such as, among others, the approval of the transaction by Gtech's shareholders (the merger agreement must be approved by the holders of a majority of the outstanding shares of Gtech common stocks: 50% plus one share), certain regulatory approvals, receipt of financing and maintenance of investment grade corporate credit rating by Lottomatica.

**Mr Rosario Bifulco, Lottomatica Chairman and CEO**, in a Board of Directors meeting held soon after the end of the Shareholders' Meeting, relinquished his position as Chairman, while maintaining that of CEO, that he intends to relinquish upon closing of the acquisition of GTECH. The Board of Directors' has consequently appointed **Mr Lorenzo Pellicioli as Lottomatica Chairman.** Lorenzo Pellicioli is De Agostini S.p.A. CEO.

**LOTTOMATICA SHAREHOLDERS' MEETING**

**Lottomatica Financial Statements as of 31 December 2005 approved and Consolidated Financial Statements presented**
A total dividend of 1.3 Euro per share declared

Extraordinary Shareholders' Meeting delegated powers to the Board of Directors to increase the share capital and to amend some provisions in the by-laws in relation to the acquisition of GTECH Holdings Corporation.

Part of the delegated capital increase to be reserved for subscription to key executives and managers of Lottomatica and of its subsidiaries

**Lorenzo Pellicioli appointed as new Chairman of Lottomatica**

Rome, April 12, 2006 - The Shareholders' Meeting of Lottomatica S.p.A., chaired by Mr. Rosario Bifulco, was held today and approved the Financial Statements for 2005. Furthermore, it approved the distribution of a total dividend of 1.3 Euro per share.

Lottomatica S.p.A. Financial Statements

The parent company Lottomatica S.p.A. totalled Revenues of 488.7 million Euro (542.4 million Euro in 2004) and a Net Income of 61.0 million Euro (47.1 million Euro as of December 31, 2004). It was decided that such profit as for 18.4 million Euro was to be retained in order to constitute the Legal Reserve.
Lottomatica S.p.A. Financial Statements were prepared according to Italian GAAP.

Consolidated Financial Statements

| Consolidated income statement (€/mil.) | 31 December 2005 | delta % | 31 December 2004 |
|---|---|---|---|
| Revenues | 582.7 | -0.5% | 585.8 |
| EBITDA | 266.0 | +14.7% | 231.9 |
| **EBITDA %** | **45.6%** | | **39.6%** |
| EBIT | 212.3 | +25.5% | 169.3 |
| **EBIT %** | **36.4%** | | **28.9%** |
| Net income | 114.2 | +33.4% | 85.6 |
| **Net income %** | **19.6%** | | **14.6%** |

*(Note: 2004 EBITDA restated for provisions of €15 million)*

FY05 consolidated revenues totalled 582.7 million Euro, stable compared to 585.8 million Euro as of December 31, 2004. The drop in Lotto revenues was almost entirely offset by the excellent performance both in the new businesses in the Games sector and in the Services sector.

Lotto wagers stabilised at the levels reached in the years prior to 2004 (highest wagers ever collected), reaching 7.3 billion Euro (against 11.7 billion Euro in 2004 and 6.9 billion Euro in 2003). Because of the decalage mechanism, the drop in the Lotto wagers (-37.4%) reflected in a less than proportional decline in revenues for Lottomatica (-12.5%). Progressive commission for the year was equal to 5.9%.

Traditional and instant Lotteries gross tickets sold continued to post better than expected results, reaching approximately 1,540 million Euro over the year (compared to approximately 536 million Euro in FY04). Gross tickets sold only from instant lotteries totalled 1,492 million Euro. Average price, on the rise over the year, was equal to approximately 1.9 Euro, thanks in particular to the successful launch of the new 5 euro lottery, "Miliardario", with over 50 million tickets sold in the last quarter of the year. This helped increase profitability in this business. Revenues for Lottomatica totalled over 59 million Euro.

Services revenues reached 64.7 million Euro, growing by 32.3% compared to FY04. Electronic pre-paid top-up services for mobile accounts continued to post an excellent performance, with approximately 200 million top-ups against 182 million as of December 31, 2004. As to new Services, take note of the good start of the stamp duties business, with over 17,900 terminals installed at the tobacconist shops.

FY05 EBITDA totalled 266.0 million Euro against 231.9 million Euro as of December 31, 2004 (45.5% of Revenues in 2005, against 39.6% in 2004). This strong increase compared to FY04 was attributable to both the profitable performance of the instant Lotteries and Services businesses and the achievement of considerable savings exceeding the 2005-2007 Business Plan targets (approximately 40 million Euro, plus 73 million Euro already posted in the 2002-2004 period).

FY05 EBIT totalled 212.3 million Euro (169.3 million Euro as of December 31, 2004), showing an increase of 25.5%.

FY05 consolidated accounts show a Net Income of 114.2 million Euro (equal to 19.6% of revenues), showing an increase of 33.4% compared to FY04.

The Group's net financial position posted a negative value of 89.7 million Euro as of December 31, compared to a negative value of 51.3 as of December 31, 2004. This slight decline was attributable to the higher investments mainly relating to the Lotto terminals project (approximately 52 million Euro as of December 31, 2005). A total dividend of 151.3 million Euro was distributed in April 2005.

Consolidated shareholders' equity totalled 512.2 million Euro; such value includes the new reserves generated by the merger by incorporation of Lottomatica S.p.A. and FinEurogames S.p.A. into NewGames S.p.A.. In this regard, take note that the goodwill arising from the merger is partially due to certain inter-company transactions within the De Agostini group. It should be noted that IAS/IFRSs do not provide for a specific principle applicable to business combinations under common control. Accordingly FAS 141 (US GAAP) was adopted. Such principle favours "continuity" of historical values in inter-company transactions; as a consequence the merger goodwill was adjusted and aligned to historical book values recorded in De Agostini consolidated financial statements. Following

such adjustment, total goodwill totalled 216.8 million Euro, net of adjustment for dividends of approximately 37 million Euro paid to FinEuroGames.

Dividends

The Shareholders' Meeting approved the distribution of a dividend of 1.3 Euro per share, gross of withholding taxes as applicable, to shareholders for a total amount of 119,415,548.20 Euro, of which 0.49 euro per share, totaling 45,234,023.88 Euro out of earnings and out of the merger exchange reserve and 0.81 Euro, totaling 74,181,524.32 Euro, out of the share premium reserve. The dividend will be paid on April 27, 2006, utilising the existing cash balance of the company, with dividend ex-date April 24, 2006. It is to be reminded that dividends are of free of tax credit.

Extraordinary Shareholders' Meeting

The Extraordinary Shareholders' Meeting approved to delegate powers to the board of directors, pursuant to Article 2443 of the Italian Civil Code, for the maximum period of five years from today to increase the share capital up to a maximum total nominal amount of 1,720 million Euro, of which the maximum nominal amount of 1,670 million Euro shall be offered for subscription to existing shareholders and the maximum nominal amount of 50 million Euro shall be reserved for subscription to certain key executives and managers of Lottomatica S.p.A. and/or of its subsidiaries. The subscription price for the new shares, including share premium, will be set, in mid May, taking also into account financial markets conditions and the share price performance in the previous period.

Such resolutions are instrumental to the execution of the wider plan to acquire the entire share capital of GTECH Holdings Corporation.

In fact, the delegation of powers to increase the share capital up to the maximum amount of 1,670 million Euro to be offered to existing shareholders:

- As for up to the maximum amount of 1,500 million Euro, is aimed at providing part of the resources required to finance the acquisition; it is expected that the Board of Directors will launch this capital increase in May; in order to ensure a successful capital increase, a pre underwriting agreement was executed by Lottomatica, De Agostini S.p.A., majority shareholder of Lottomatica, Credit Suisse Securities (Europe) Limited and Goldman Sachs International. Pursuant to such agreement, each of the latter parties undertakes to subscribe, on a 50% basis, the shares corresponding to the subscription rights, if any, which will not have been exercised neither by the end of the subscription period nor by the end of the auction period as provided for by Article 2441, paragraph 3, of the Italian Civil Code; such undertaking does not refer to the portion of the capital increase that De Agostini S.p.A. has committed to subscribe directly and indirectly, equal to approximately 0,8 billion Euro; all the aforementioned commitments are subject to customary conditions in such transactions; and
- As for up to the maximum amount of 170 million Euro, is functional to raise funds to be used to pay interest on the 60-year subordinated hybrid bond, that will be issued to partially finance the GTECH acquisition; the Board of Directors will exercise this power only in the event that the Company is not able to pay certain accrued interest.

The delegation of powers to increase the share capital up to a maximum amount of 50 million Euro, to be reserved for subscription to key executives and managers of Lottomatica S.p.A. and/or of its subsidiaries is also connected to the acquisition of GTECH, since it is functional to the implementation of a share scheme for key executives and managers of Lottomatica, as well as for some key executives and managers of GTECH. Such capital increase is to be executed following the completion of the acquisition of GTECH.

Further amendments to the by-laws were approved at the same Extraordinary Shareholders' Meeting which are mainly connected to the acquisition of GTECH, including the extension of the duration of the company up to 2070 - this being functional to the 60 year subordinated bond issue - and the possibility of appointing more managing directors, with the subsequent amendment to the by-laws in that they relate to delegated bodies and the possibility for some corporate positions to be cumulated. The Chairman and CEO positions will no longer be able to be cumulated. As announced to the market on January 10, it is expected that, once the acquisition of GTECH is consummated, Mr. Bruce W. Turner will be proposed to be appointed as Chief Executive Officer of Lottomatica, and also as General Manager, and Mr. Marco Sala, the current General Manager and a member of the Board of Directors of Lottomatica, will also be proposed to be appointed as Managing Director and General Manager for the Italian operations.

Lottomatica reminds that pursuant to the Merger Agreement entered into with Gtech, the consummation of the acquisition is subject to the satisfaction of certain conditions precedent such as, among others, the approval of the transaction by Gtech's shareholders (the merger agreement must be approved by the holders of a majority of the outstanding shares of Gtech common stocks: 50% plus one share), certain regulatory approvals, receipt of financing and maintenance of investment grade corporate credit rating by Lottomatica.

**Mr Rosario Bifulco, Lottomatica Chairman and CEO, in a Board of Directors meeting held soon after the end of the Shareholders' Meeting, relinquished his position as Chairman, while maintaining that of CEO, that he intends to relinquish upon closing of the acquisition of GTECH. The Board of Directors' has consequently appointed Mr Lorenzo Pellicioli as Lottomatica Chairman. Lorenzo Pellicioli is De Agostini S.p.A. CEO.**

ALLEGATO 3H(*)



*Comunicazione delle variazioni degli organi di amministrazione e controllo e del direttore generale*

MODELLO 100

SOCIETA' QUOTATA: **LOTTOMATICA S.p.A.**
MODELLO DI AMMINISTRAZIONE E CONTROLLO ADOTTATO: ……**A**……**(1)**

| NOMINATIVO | TIPO VARIAZIONE (2) | TIPO EVENTO (3) | DATA EVENTO (4) | DATA EFFICACIA EVENTO (5) | UFFICIO O PARTICOLARI CARICHE CONFERITI NELLA SOCIETA' QUOTATA DICHIARANTE (6) | DATA SCADENZA (7) |
|---|---|---|---|---|---|---|
| **ROSARIO BIFULCO** | **B** | **E3** | **12/04/06** | **12/04/06** | **C** | **31 dicembre 2007** |
| **RENZO PELLICIOLI** | **A** | **B** | **12/04/06** | **12/04/06** | **C** | **31 dicembre 2007** |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

***SCHEDA ANAGRAFICA DEI NOMINATIVI INDICATI***

| | |
|---|---|
| NOME | **ROSARIO** |
| COGNOME | **BIFULCO** |
| LUOGO DI NASCITA | **NAPOLI** |
| DATA DI NASCITA | **14 SETTEMBRE 1954** |
| CODICE FISCALE | **BFL RSR 54P14 F839D** |
| RESIDENZA | **ROMA, MONTE SAVELLO, 30** |
| DOMICILIO PER LA CARICA | **VIALE DEL CAMPO BOARIO 56/D** |
| | |
| NOME | **RENZO** |
| COGNOME | **PELLICIOLI** |
| LUOGO DI NASCITA | **ALZANO LOMBARDO (Bergamo)** |
| DATA DI NASCITA | **29 LUGLIO 1951** |
| CODICE FISCALE | **PLL RNZ 51L29A246P** |
| RESIDENZA | **PARIGI - 7 bis rue de Saints Peres** |
| DOMICILIO PER LA CARICA | **VIALE DEL CAMPO BOARIO 56/D** |

(*) *Allegato inserito con delibera n. 14990 del 14.4.2005.*

*SCHEDA RIEPILOGATIVA COMPOSIZIONE ORGANI DI AMMINISTRAZIONE E CONTROLLO*

DATA DI RIFERIMENTO **12 APRILE 2006**

| NOMINATIVO | CARICA RICOPERTA | DATA SCADENZA |
|---|---|---|
| Ing.Rosario BIFULCO | AMMINISTRATORE DELEGATO | 31 dicembre 2007 |
| Sig. Renzo PELLICIOLI | PRESIDENTE | 31 dicembre 2007 |
| Dott. Marco SALA | AMMINISTRATORE e DIRETTORE GENERALE | 31 dicembre 2007 |
| Dott. Paolo AINIO | AMMINISTRATORE | 31 dicembre 2007 |
| Dott. Antonio BELLONI | AMMINISTRATORE | 31 dicembre 2007 |
| Dott. Marco BOROLI | AMMINISTRATORE | 31 dicembre 2007 |
| Dott. Pietro BOROLI | AMMINISTRATORE | 31 dicembre 2007 |
| Dott. Pier Luigi CELLI | AMMINISTRATORE | 31 dicembre 2007 |
| Dott. Paolo CERETTI | AMMINISTRATORE | 31 dicembre 2007 |
| Dott. Marco DRAGO | AMMINISTRATORE | 31 dicembre 2007 |
| Dott. Roberto DRAGO | AMMINISTRATORE | 31 dicembre 2007 |
| Prof. Severino SALVEMINI | AMMINISTRATORE | 31 dicembre 2007 |
| Dott. Antonio Luigi TAZARTES | AMMINISTRATORE | 31 dicembre 2007 |
| **Dott. Francesco MARTINELLI** | **Presidente del Collegio Sindacale** | **31 dicembre 2007** |
| **Dott. Angelo Gaviani** | **sindaco effettivo** | **31 dicembre 2007** |
| **Dott. Paolo Andrea Colombo** | **sindaco effettivo** | **31 dicembre 2007** |
| **Dott. Giulio Gasloli** | **sindaco supplente** | **31 dicembre 2007** |
| **Dott. Marco Sguazzini Viscontini** | **sindaco supplente** | **31 dicembre 2007** |

**Eventuali osservazioni**

## ISTRUZIONI

### A – ISTRUZIONI PER LA COMPILAZIONE DEL MODELLO

*(1) MODELLO ADOTTATO:*
A = Modello tradizionale
B = Modello dualistico
C = Modello monistico

*(2) TIPO VARIAZIONE:*
A = Assunzione ufficio o particolari cariche
B = Cessazione ufficio o particolari cariche

*(3) TIPO EVENTO:*
A = Nomina con delibera assembleare
B = Nomina con delibera consiliare (ad es. cooptazione)
C = Nomina dei Consiglieri di gestione con delibera del Consiglio di Sorveglianza

D = Subentro dei componenti degli organi di controllo supplenti ai componenti degli organi di controllo effettivi cessati dalla carica

E = Cessazione dall'ufficio per:

- e1: scadenza termine
- e2: revoca
- e3: rinuncia
- e4: decadenza
- e5: altre cause

*(4) DATA EVENTO:* Inserire la data alla quale si sono verificati gli eventi di cui al punto *(3)*. **Da tale data decorrono i cinque giorni di mercato aperto per l'invio del presente modello.**

*(5) DATA EFFICACIA EVENTO:* Inserire la data dalla quale l'evento ha efficacia.
Da compilare solo nel caso in cui l'evento abbia efficacia differita, per esempio nel caso in cui l'accettazione/non accettazione della nomina sia successiva all'evento. Se la data di accettazione/non accettazione non è disponibile al momento della dichiarazione, dovrà essere inviato un nuovo modello 100, riepilogativo di tutte le accettazioni/non accettazioni, entro cinque giorni di mercato aperto dalla conoscenza dell'ultima accettazione/non accettazione della nomina. Nel caso in cui l'efficacia dell'evento coincida con la data evento, ripetere tale data.

*(6) UFFICIO O PARTICOLARI CARICHE CONFERITI NELLA SOCIETA' QUOTATA DICHIARANTE:*

A) Componente organo di amministrazione
B) Componente organo di amministrazione senza voto ai sensi della legge n. 474/94 e successive modifiche
C) Presidente organo di amministrazione
D) Presidente onorario organo di amministrazione
E) Vice Presidente organo di amministrazione
F) Amministratore Delegato o Consigliere di gestione Delegato
G) Componente Comitato Esecutivo
H) Componente effettivo organo di controllo
I) Componente supplente organo di controllo
L) Presidente organo di controllo
M) Vice Presidente organo di controllo
N) Direttore Generale

*(7) DATA SCADENZA:* Nel caso in cui la scadenza coincida con l'approvazione del bilancio, indicare la data di chiusura del relativo esercizio.

* * *

**SCHEDA ANAGRAFICA DEI NOMINATIVI INDICATI**

Tale scheda è da compilare anche nell'ipotesi di variazione della residenza e/o del domicilio per la carica. In tal caso, dovrà essere trasmessa la sola scheda anagrafica entro cinque giorni di mercato aperto dalla conoscenza della modifica intervenuta.

***SCHEDA RIEPILOGATIVA COMPOSIZIONE ORGANI DI AMMINISTRAZIONE E CONTROLLO***

*Tale scheda è da compilare ogni qualvolta venga effettuata una comunicazione ai sensi dell'articolo 100 del presente regolamento, ad eccezione delle sole variazioni anagrafiche.*

* * *

**B – MODALITA' DI INVIO**

1. La comunicazione si intende effettuata nel giorno in cui è stata:
   a) consegnata direttamente;
   b) spedita per lettera raccomandata A/R;
   c) inviata mediante circuito telematico al momento in cui lo stesso verrà reso disponibile.

Nei casi *sub a)* e *b)* sulla busta che contiene la comunicazione deve essere indicata la seguente notazione "*Contiene modello di comunicazione ex art. 100 del Regolamento n. 11971/99*".

**2.** Considerata l'esigenza che la comunicazione pervenga tempestivamente alla Consob si raccomanda che, nel caso in cui si utilizzi la modalità di invio *sub b*) la comunicazione stessa venga inviata anche a mezzo telefax (al numero 06/8477519, o, in caso di difficoltà di invio, ai numeri 06/8416703 o 06/8417707).

**3.** Per trasmettere la comunicazione mediante circuito telematico (*sub c)*) è necessario farne richiesta alla Consob la quale fornirà le credenziali di accesso; al termine dell'invio di ciascuna comunicazione occorrerà ritirare la ricevuta elettronica. All'invio della comunicazione mediante circuito telematico dovrà accompagnarsi l'inoltro di una lettera contenente i dati della ricevuta elettronica e le firme dei soggetti tenuti all'obbligo. La comunicazione inviata tramite rete telematica si considera eseguita nel giorno in cui è stata rilasciata la ricevuta elettronica, ma l'obbligo si intende assolto solo con l'invio della lettera contenente le firme dei soggetti tenuti.

REPERTORIO N. 83927 RACCOLTA N. 20116


SEC MAIL
RECEIVED
PROCESSING
JUN 01 2006
WASH. D.C.
199
SECTION

VERBALE DI ASSEMBLEA ORDINARIA E STRAORDINARIA

DELLA SOCIETA' "LOTTOMATICA S.P.A."

REPUBBLICA ITALIANA

L'anno duemilasei, il giorno dodici del mese di aprile, alle ore undici e quaranta.

In Roma, Viale Tupini n. 65, nella sala auditorium di Confindustria.

A richiesta della Società:

LOTTOMATICA S.p.A.,

con sede in Roma, Viale del Campo Boario n. 56/d, capitale sociale versato Euro 91.858.114,00, iscritta nel Registro delle Imprese di Roma, numero di iscrizione e Codice Fiscale 08028081001, società quotata in Borsa, soggetta ad attività di direzione e coordinamento da parte della De Agostini S.p.A., io sottoscritto Dott. Ignazio de Franchis, Notaio in Roma, con Studio in via Barberini n. 29, iscritto al Collegio Notarile dei Distretti Riuniti di Roma, Velletri e Civitavecchia, assisto alla assemblea ordinaria e straordinaria degli azionisti della predetta società, che qui si tiene in prima convocazione.

Assume la presidenza dell'assemblea, ai sensi del primo comma dell'art. 10.1 dello Statuto sociale, il Presidente del Consiglio di Amministrazione della Società Dott. Ing. BIFULCO Rosario, nato a Napoli il 14 settembre 1954 e domiciliato per la

qualifica in Roma, presso la sede della Società ove sopra, il quale, con il consenso dell'assemblea, mi richiede di redigere il presente Verbale.

Detto Comparente, della cui identità personale io Notaio sono certo, preliminarmente constata:

- che l'Assemblea è stata validamente convocata con avviso pubblicato sui quotidiani "Il Sole 24 Ore" e "Milano Finanza" del 10 marzo 2006;

- che il capitale sociale sottoscritto e versato alla data odierna è di Euro 91.858.114,00 ed è diviso in numero 91.858.114 azioni ordinarie del valore nominale di 1 Euro ciascuna;

- che al fine di verificare ed assicurare il regolare svolgimento dell'Assemblea, in coerenza con lo Statuto sociale e con il Regolamento assembleare, è stato costituito un ufficio composto da personale di fiducia, che provvede a verificare l'identità personale degli intervenuti e la regolarità delle certificazioni attestanti la titolarità delle azioni e delle deleghe, in conformità a quanto previsto dall'art. 9 dello statuto sociale, dall'art. 2372 del codice civile e dall'art. 34 della Delibera Consob n. 11768 del 23 dicembre 1998, come successivamente modificata, documenti che rimangono acquisiti agli atti della Società;

- che, sulla base di tali verifiche, al momento risultano presenti numero nove azionisti, portatori, in proprio o per dele-

ga, di numero 52.735.028 azioni ordinarie, rappresentative del 57,40% del capitale sociale con diritto di voto, e che pertanto l'assemblea è regolarmente costituita e può validamente deliberare sul seguente

ORDINE DEL GIORNO

1. Bilancio al 31 dicembre 2005 e destinazione dell'utile di esercizio; relazione degli amministratori sulla gestione, relazione del collegio sindacale; deliberazioni inerenti e conseguenti;

2. distribuzione della riserva da sovrapprezzo di azioni, previa riduzione della stessa;

3. approvazione del piano di attribuzione di azioni riservato a dipendenti di Lottomatica S.p.A. e/o di sue controllate e conferimento di poteri al Consiglio di Amministrazione per la sua esecuzione; deliberazioni inerenti e conseguenti;

4. proposta di modifica dei seguenti articoli dello statuto: 3 (Durata), art. 3.1; 5 (Capitale Sociale), paragrafo 5.3 (vii) lett. a), previa modifica della delibera assembleare del 21 settembre 2005; 10 (Presidenza e conduzione dei Lavori), art. 10.1; 14 (Consiglio di Amministrazione: funzionamento), artt. 14.1, 14.2 e 14.3; 15 (Adunanze del Consiglio), art. 15.2; 16 (Validità e Verbalizzazioni delle deliberazioni Consiliari), art. 16.2; 18 (Presidente), artt. 18.2 e 18.3; 19 (Amministratore Delegato e Direttore Generale), artt. 19.1, 19.2 e 19.3; 21 (Informativa al Collegio Sindacale), art.

21.2; e 24 (Scioglimento e Liquidazione), art. 24.1; deliberazioni inerenti e conseguenti;

5. proposta di modifica dell'art. 5 (Capitale sociale) dello statuto, con introduzione dell'art. 5.4, per delegare agli Amministratori, ai sensi dell'art. 2443 cod. civ., la facoltà di aumentare a pagamento il capitale sociale, in una o più volte, per un importo complessivo massimo di nominali Euro 1.720.000.000,00, di cui fino all'importo nominale massimo di Euro 1.670.000.000,00, da offrire in opzione agli azionisti, e fino all'importo nominale massimo di Euro 50.000.000,00, da offrire in sottoscrizione a dipendenti di Lottomatica S.p.A. e/o di sue controllate, con esclusione del diritto di opzione ai sensi dell'art. 2441, ultimo comma, cod. civ., per il periodo massimo di cinque anni dalla data in cui sarà assunta la relativa deliberazione dell'Assemblea Straordinaria, con attribuzione agli Amministratori del potere di determinare, di volta in volta, modalità, termini e condizioni dell'aumento di capitale, ivi incluso il prezzo di sottoscrizione, comprensivo dell'eventuale sovrapprezzo, anche tenendo conto delle condizioni dei mercati finanziari, nonché dell'andamento delle quotazioni delle azioni Lottomatica registrati nell'imminenza dell'operazione.

Ciò constatato, il Presidente informa gli azionisti che è funzionante un sistema di registrazione audiovisiva dello svolgimento dei lavori assembleari, al solo fine di rendere più age-

vole la redazione del verbale, e che non possono essere introdotti da alcuno altri strumenti di registrazione, apparecchi fotografici e congegni similari.

Informa altresì che sono a disposizione degli azionisti lo statuto sociale, il regolamento assembleare, la documentazione di bilancio e le relazioni del Consiglio di Amministrazione illustrative degli argomenti all'ordine del giorno (queste ultime, insieme con la documentazione di bilancio, già depositate presso la sede legale e presso Borsa Italiana S.p.A. il 28 marzo 2006, e le due relazioni relative alle modifiche statutarie anche presso Consob il 10 marzo 2006).

Dà quindi atto:

- che, secondo le risultanze del libro soci, integrate dalle comunicazioni ricevute ai sensi dell'art. 120 del Decreto Legislativo 58/1998 e da altre informazioni a disposizione, partecipano direttamente o indirettamente in misura superiore al 2% del capitale sociale sottoscritto rappresentato da azioni con diritto di voto:

DE AGOSTINI S.p.A., con complessive numero 51.676.265 azioni, pari al 56,257% del capitale sociale, delle quali direttamente numero 49.019.647 azioni pari al 53,365% del capitale sociale e indirettamente, tramite Nuova Tirrena S.p.A., numero 2.656.618 azioni pari al 2,892% del capitale sociale;

FMR Corporation, con numero 2.629.955 azioni pari al 2,955% del capitale sociale;

FIDELITY INTERNATIONAL LTD, con numero 2.987.441 azioni pari al 3,356% del capitale sociale;

BPU Pramerica SGR S.p.A., con numero 1.892.742 azioni pari al 2,124% del capitale sociale;

- che alla data odierna alla Società consta l'esistenza di un patto parasociale di cui all'articolo 122 del Decreto Legislativo 24 febbraio 1998 n. 58, stipulato in data 10 gennaio 2006 da De Agostini S.p.A., titolare direttamente di complessive n. 49.019.647 azioni, pari al 53,36% del capitale sociale di Lottomatica, e da Gtech Holdings Corporation relativo alle azioni di Lottomatica di proprietà di De Agostini S.p.A. e di Nuova Tirrena S.p.A.. L'estratto del menzionato patto parasociale è stato pubblicato in data 18 gennaio 2006 e depositato in data 25 gennaio 2006 presso il Registro delle Imprese di Novara e di Roma.

Comunica che assistono ai lavori dell'assemblea mediante un sistema televisivo a circuito chiuso giornalisti qualificati, esperti ed analisti finanziari, la cui lista nominativa è a disposizione degli azionisti e che sono presenti in sala per motivi di servizio, oltre agli incaricati della registrazione e verifica degli intervenuti, alcuni funzionari della Società e del Gruppo la cui lista nominativa è altresì a disposizione di chiunque volesse averne visione.

Constata:

- che del Consiglio di Amministrazione, oltre ad esso Presi-

dente ed al Direttore Generale Marco Sala, sono presenti i Consiglieri Marco Boroli, Pierluigi Celli e Paolo Ceretti;

ha preannunciato il suo intervento anche il Consigliere Lorenzo Pellicioli;

hanno preannunciato l'impossibilità ad intervenire i Consiglieri Paolo Ainio, Pietro Boroli, Marco Drago, Roberto Drago, Severino Salvemini, Antonio Tazartes e Antonio Belloni;

- che del Collegio Sindacale sono presenti il Presidente Francesco Martinelli ed il Sindaco effettivo Angelo Gaviani;

ha giustificato l'assenza il Sindaco effettivo Paolo Andrea Colombo;

- che sono presenti alcuni rappresentanti della società di revisione Reconta Ernst & Young;

- che al tavolo della presidenza è presente anche l'Avv. Paola Bottero, Segretario del Consiglio di amministrazione.

Concludendo la sua introduzione, il Presidente invita gli azionisti che si trovassero in condizioni di carenza di legittimazione al voto ai sensi di legge a farlo presente.

Non vi è al riguardo alcun intervento.

Il Presidente dà atto che è ora presente anche il Consigliere Lorenzo Pellicioli e che, aggiornando la situazione degli intervenuti, sono ora presenti numero 98 azionisti portatori in proprio e per delega di numero 54.052.977 azioni pari al 58,84% del capitale sociale.

Passa quindi alla trattazione del primo punto all'ordine del

giorno:

"Bilancio al 31 dicembre 2005 e destinazione dell'utile di esercizio; relazione degli amministratori sulla gestione, relazione del collegio sindacale; deliberazioni relative."

Preliminarmente fornisce i dati sui corrispettivi per la revisione contabile del bilancio di esercizio e consolidato al 31 dicembre 2005, come qui di seguito riportato:

Revisione contabile del bilancio d'esercizio di Lottomatica S.p.A.: Euro 75.000 a fronte di un impegno complessivo di numero 710 ore;

Revisione contabile del bilancio consolidato di Lottomatica S.p.A.: Euro 18.000 a fronte di un impegno complessivo di numero 172 ore;

Attività di controllo di cui all'art. 155 (comma 1 lettera a) del D.Lgs. 58/1998: Euro 21.000 a fronte di un impegno complessivo di numero 200 ore;

Incarico di revisione contabile limitata della Relazione semestrale di Lottomatica S.p.A.: Euro 27.000 a fronte di un impegno complessivo di numero 255 ore.

Il Presidente propone la omissione della lettura integrale del bilancio della Società, della relazione degli amministratori sulla gestione e, su assenso del presidente del collegio sindacale, anche della relazione dei sindaci, ricordando che una sintesi dei fatti più rilevanti verrà illustrata nel successivo intervento del Direttore Generale.

L'Assemblea approva.

Ricorda che il progetto di bilancio di esercizio, unitamente al bilancio consolidato al 31 dicembre 2005, è stato depositato, ai sensi di legge, presso la sede legale e la Borsa Italiana S.p.A. il 10 marzo 2006 ed è stato altresì messo a disposizione degli azionisti all'entrata in sala; di tale deposito si è data contestualmente informazione, ai sensi dell'art. 83 della delibera Consob n. 11971/1999, mediante il citato avviso pubblicato sui quotidiani Il Sole 24 Ore e Milano Finanza nella edizione del 10 marzo 2006.

Passa quindi la parola al Direttore Generale per una presentazione sintetica dei risultati dell'esercizio.

Direttore Generale Dott. Marco SALA

Farò una breve sintesi di quanto avvenuto nel corso dell'esercizio 2005, guardando i risultati in funzione di quelli che erano gli obiettivi strategici, con un commento sui risultati finanziari e un brevissimo accenno a come procedono soprattutto il lotto e le lotterie istantanee nel primo trimestre 2006.

Il merger di Lottomatica e FinEuroGames in NewGames è stato completato nel corso del 2005 e l'elemento fondamentale è che si sono create riserve addizionali distribuibili di 217 milioni di euro. Nel corso di quest'anno è stata fatta la transizione verso i principi contabili internazionali ed è stata costituita la società "CartaLis" che è stata autorizzata dalla Banca d'Italia ad operare come "imel" ( istituto di moneta e-

lettronica) ed acquisendo la possibilità, a seguito di accordo con VISA, di emettere carte di debito prepagate, che, nella logica dello sviluppo dei servizi, rappresentano una opportunità che si intende sviluppare.

Ci si era posti l'obbiettivo di concentrarci sul core business: nel 2005 è stata sviluppata tutta l'attenzione possibile sulle innovazioni che riguardavano il lotto, focalizzando gli investimenti e le attività di marketing anche perché si doveva contrastare l'eccezionale 2004 che ha fatto registrare il record storico di tutti i tempi nel lotto. I risultati sono stati buoni perché la raccolta si è riposizionata esattamente nello stesso intervallo dei quattro anni precedenti, quindi il prodotto ha ben performato, e si è andati avanti nell'innovazione sostituendo i terminali del lotto.

C'era l'obbiettivo importante della diversificazione del portafoglio: si è fatto un buon risultato per le lotterie istantanee, anche perché con il lancio di nuovi prodotti è aumentato il prezzo medio del complesso del portafoglio che ha garantito un miglioramento importante della profittabilità.

E' stata consolidata la quota di mercato nel totocalcio, nel totogol, nella tris e nei nuovi prodotti precedentemente lanciati e da un punto di vista dei servizi si è completato lo sviluppo e si è continuata la migrazione dei terminali del lotto su una rete completamente indipendente che eroga i servizi al consumatore finale con 50.000 punti Pos installati.

E' continuata la crescita nelle ricariche telefoniche ed è stato lanciato con successo l'esperimento dei valori bollati.

Si sono migliorati i margini: c'era l'obiettivo nel triennio 2005-2007 di 30 milioni di euro, ne sono stati realizzati 41 milioni nel primo anno che si aggiungono ai 73 milioni di euro che abbiamo registrato nel periodo 2002-2004 e che portano nell'insieme del periodo a 114 milioni di efficienza.

Quanto al dividendo, vi è la proposta di 1,3 euro per azione: dal 2002 sono stati distribuiti dividendi per più di un miliardo di euro.

Il tema fondamentale appare quello di Gtech, con la cui acquisizione si diventa un global player, un campione nelle lotterie a livello internazionale.

Da un punto di vista numerico, i fatturati sono allo stesso livello sostanzialmente dell'anno precedente, il che va considerato un risultato eccellente pensando che sono mancati più di 60 milioni di euro dal lotto.

Anche a livello di ebit miglioriamo del 25% anche per effetto di minori ammortamenti e per quanto riguarda i net income abbiamo un miglioramento del 33% passando da 86 a 114 milioni di euro, con una percentuale che passa da poco meno del 15% a poco meno del 20%. La posizione finanziaria è di 90 milioni di euro e per il patrimonio vi è stato un miglioramento in gran parte determinato da risorse create dal merger FinEuroGames.

La struttura dell'azionariato è rimasta sostanzialmente inva-

riata, con De Agostini con il 58% di cui il 55% della S.p.A. e poco meno del 3% di Nuova Tirrena, mentre il resto è distribuito con un investitore istituzionale Fidelity al 6,3%.

La performance in borsa è stata molto positiva, in linea con quello che è stato l'indice più importante a livello italiano; ricordo che nel 2005 è stato distribuito 1,7 euro per azione, che nel periodo sono state trattate 90 milioni di azioni, che al 31 dicembre si registrava una capitalizzazione che in questo momento è di 3,3.

La performance delle lotterie istantanee è molto buona: dai 23 milioni di euro del 2004 si è passati ai 59 milioni di euro nel 2005.

Per quanto riguarda gli altri giochi ci è stata una tenuta sostanziale del fatturato che è in funzione della quota di mercato, con un miglioramento dell'ebitda legato sostanzialmente alle efficienze che sono state realizzate sulla rete e anche sulla gestione dei punti vendita.

Per quanto riguarda le games machine, che erano un altro elemento di novità, nel corso del 2005 si è avuto un fatturato di 6 milioni di euro e raggiunto il break even a livello di ebitda dando un altro contributo estremamente significativo; si è passati dai 49 milioni ai 65 milioni, migliorando la redditività della linea di business passando da 27 a 37 milioni di euro. L'altra parte è di tutti quei costi che non sono allocati alle singole linee di business.

Vediamo adesso un po' l'andamento nel dettaglio: si sono già commentati i 7,3 miliardi del lotto, pari ad un 38% in meno dell'anno precedente, ma ad un 5% in più del 2003.

Ma guardando il dato in un periodo di tempo un po' più lungo, si desume che dal 2000 al 2003 si è avuta una performance tra i 7 miliardi di euro e i 7,7 miliardi di euro, il che vuol dire evidentemente che lo zoccolo dei giocatori è rimasto fedele nonostante uno strappo molto forte, quello legato al famoso 53 per il quale hanno giocato più di 4 miliardi di euro ricevendo solo l'11% in termini di ritorno.

Dal punto di vista delle lotterie istantanee si è avuta una performance importante.

Ricordo che nel 2003, che è stato l'ultimo anno pieno di gestione dei Monopoli, il prodotto aveva registrato 250 milioni di euro di raccolta, nel corso del 2004 il risultato di 536 milioni si riferisce a metà anno, inclusa poi tutta la fase di start-up; il primo anno pieno è il 2005: un miliardo e mezzo è un buon risultato.

Dal punto di vista dei servizi si è avuto un incremento importante che continua a essere guidato da un andamento molto buono delle ricariche, dove l'incremento è del 20%; vi sono 200 milioni di ricariche traslate contro i 182 milioni del 2004.

Un altro elemento di innovazione è il tema dei valori bollati: insieme alla Federazione Italiana Tabaccai, Lottomatica, come supporto di natura tecnologica, ha partecipato a un'iniziativa

estremamente importante per la modernizzazione del Paese, che è stata quella di installare all'interno dei punti vendita, e già 23 mila hanno aderito, una stampante che permetta di stampare a richiesta del consumatore il valore bollato dell'importo richiesto per l'atto che ha bisogno di eseguire.

In questo momento il 70% del traslato avviene con le nostre macchine, ed il risultato è talmente convincente che l'agenzia delle entrate ha deciso, dalla fine dello scorso anno, di interrompere la stampa di valori bollati.

Pertanto, in sintesi notiamo che i 62 milioni di euro in meno per quanto riguarda le revenues del 2005 relativamente al lotto vengono compensate da tutte le attività che da un punto di vista strategico la società si era impegnata a fare: il gratta e vinci contribuisce per 35 milioni di euro, il comparto delle games machine per 6 milioni di euro, e vi è stato un ulteriore contributo dai servizi aggiungendo una crescita di 16 milioni di euro agli elementi appena descritti.

Da un punto di vista dei costi la performance si associa ad una riduzione dei costi che ha riguardato diverse aree, ma soprattutto l'area della tecnologia con lo sviluppo dei nuovi business.

Questo è in termini di efficienza un percorso importante che è stato fatto, riguardante sostanzialmente la rete, l'area della manutenzione, la logistica, la carta: si sono registrati 73 milioni di euro nei primi 2 anni a cui si sono aggiunti i

41 milioni di quest'anno, portando l'efficienza a 114 milioni di euro. Queste efficienze non sono state solo il risultato di un taglio nei costi ma di una rivisitazione dei processi aziendali ai quali si è associata una miglior performance da reti proprietarie a reti per la tecnologia, a isdn in previsione adsl. A fronte di questo si sono concretizzati dei risparmi a fronte di rinegoziazioni di contratti precedenti.

Dal punto di vista degli investimenti, essi si sono concentrati nei nuovi terminali con 53 milioni di euro, e per i valori bollati sono stati investiti 10 milioni di euro per le stampanti.

Dal punto di vista Lottomatica S.p.A., vediamo che abbiamo 489 milioni di euro per quanto riguarda i revenues, l'ebitda è 245 milioni di euro, un ebit a 99,7 e un net income di 61 milioni di euro.

Dal punto di vista della posizione finanziaria abbiamo visto una variazione di cash flow per l'investimento nella partenza di nuovi prodotti.

Dal punto di vista del balance sheet, il patrimonio netto viene migliorato di 200 milioni di euro per via delle riserve distribuibili derivanti dal merger.

Conclusa l'esposizione del Direttore Generale, il Presidente dichiara aperta la discussione sul Bilancio d'esercizio 2005.

Azionista RODINO':

L'utile di 114,2 milioni di euro e la distribuzione del divi-

dendo agli azionisti basterebbero per confermare il voto da parte di un azionista all'approvazione del bilancio, ma vorrei chiedere cosa comporta l'acquisizione GTECH leader mondiale nelle lotterie, se farete una campagna pubblicitaria di lancio di tutti i prodotti e servizi che Lottomatica offre, visto l'incremento dei ricavi e la situazione della partecipazione come supporto alle lotterie turche.

Azionista Giorgio VITANGELI

Il bilancio è molto lusinghiero, i 4 miliardi di ricavi in meno dal lotto sono stati compensati grazie all'introduzione di altri prodotti e servizi. Avendo così un margine operativo lordo + 14.7% , risultato operativo + 25.5% e un utile netto + 33,4%.

L'acquisizione da società di dimensione italiana a società di dimensione globale, con GTECH la quale occupa i 2/3 della quota di mercato, leader commerciale e tecnologica, e Lottomatica che ha già 50.000 terminali quindi già tecnologica, ecco quindi quali sono le immediate sinergie tra GTECH e Lottomatica?

Il Direttore Generale Dott. Marco SALA, rispondendo agli azionisti Rodinò e Vitangeli, dichiara che si sta studiando il tema della campagna pubblicitaria perché la dimensione della società nel territorio consente la estensione della conoscenza dei servizi forniti ed inoltre ora si possiede anche la massa critica per fare una comunicazione che finora non è stato possibile fare proprio per la dimensione del business. La gara

delle lotterie turche non è ancora avviata.

Per quanto riguarda la vicenda GTECH, è opportuno riflettere sulla circostanza che Lottomatica ha un portafoglio prodotti che è sovrapponibile, nel senso che GTECH è molto forte per quello che riguarda le lotterie ed in più è inserita nel business delle Games Machine e dei servizi. La differenza tra Lottomatica e GTECH è che questa nel mondo delle lotterie è un fornitore di tecnologie a livello mondiale per le amministrazioni in molte giurisdizioni, mentre Lottomatica è per definizione l'operatore del lotto, che è la più grande lotteria del mondo. Da qui la grande integrazione che si ottiene con l'acquisizione di GTECH.

Constatando che non vi sono altre richieste di intervento, il Presidente dichiara chiusa la discussione e informa che non vi è stata variazione rispetto ai soci intervenuti e che pertanto sono ora presenti numero 98 azionisti che, in proprio o per delega, rappresentano numero 54.052.977 azioni, aventi tutte diritto di voto, pari al 58,84% del capitale sociale.

Pone quindi in votazione per alzata di mano l'approvazione del Bilancio della Società chiuso al 31.12.2005, che chiude con un utile netto di Euro 61.006.236, che il Consiglio di Amministrazione ha proposto di distribuire agli azionisti, previa deduzione ed imputazione della quota di Euro 18.371.623,00 a riserva legale, in modo da portare la stessa al 20% del capitale sociale.

La votazione avviene in modo palese, per alzata di mano, e dà il seguente esito:

Favorevoli: n. 53.701.982 azioni pari al 99,351% del capitale votante ed al 58,462% del capitale sociale.

Contrari: nessuno.

Astenuti: n. 350.994 azioni pari allo 0,649% del capitale votante ed allo 0,382% del capitale sociale.

Con la proclamazione dell'esito della votazione, il Presidente rileva e dichiara che il bilancio dell'esercizio 2005, con la riferita proposta del Consiglio di Amministrazione di distribuire l'utile di esercizio al netto della quota imputata a riserva legale è stato approvato con la sopra indicata maggioranza.

Il Presidente passa quindi a trattare il secondo punto all'ordine del giorno:

"Distribuzione della riserva da sovrapprezzo di azioni, previa riduzione della stessa"

rammentando che, ai fini della distribuzione di un dividendo complessivo di euro 1,30 ad azione al lordo delle ritenute di legge, il Consiglio di Amministrazione ha proposto, in aggiunta alla distribuzione dell'utile di esercizio, pari a complessivi euro 42.634.613 al netto della quota destinata a riserva legale, come deliberato nel precedente punto all'ordine del giorno, anche la distribuzione di complessivi euro 74.181.524,32 da riserva da sovrapprezzo di azioni, previa ri-

duzione della stessa per eguale ammontare.

Ai dividendi non compete alcun credito d'imposta. Con riferimento al trattamento fiscale, il dividendo di 1,30 euro per azione deriva, quanto a 0,49 euro, dalla quota relativa agli utili e, quanto a 0,81 euro, dalla quota relativa alla riserva da sovrapprezzo di azioni.

Dichiara quindi aperta la discussione sulla distribuzione della riserva sopra indicata, previa riduzione della stessa per un ammontare corrispondente.

In mancanza di richieste di interventi, informa che non vi è stata variazione rispetto ai soci intervenuti e che pertanto sono ora presenti numero 98 azionisti che, in proprio o per delega, rappresentano numero 54.052.977 azioni, aventi tutte diritto di voto, pari al 58,84% del capitale sociale.

Pone quindi in votazione per alzata di mano l'approvazione della distribuzione della riserva da sovrapprezzo di azioni sopra indicata secondo le modalità descritte, previa riduzione della medesima per un ammontare corrispondente, ai fini dell'erogazione di un dividendo complessivo di euro 1,30 ad azione.

La votazione avviene in modo palese, per alzata di mano, e dà il seguente esito:

Favorevoli n. 54.052.976 azioni pari al 100% del capitale votante ed al 58,844% del capitale sociale.

Contrari: nessuno

Astenuti: nessuno.

Con la proclamazione dell'esito della votazione, il Presidente rileva e dichiara che la proposta di distribuzione della riserva da sovrapprezzo delle azioni, per l'ammontare di euro 74.181.524,32, previa riduzione della stessa per l'importo corrispondente, è stata approvata alla unanimità.

Il Presidente passa quindi a trattare il terzo punto all'ordine del giorno:

"Approvazione del piano di attribuzione di azioni riservato a dipendenti di Lottomatica S.p.A. e/o di sue controllate e conferimento di poteri al Consiglio di Amministrazione per la sua esecuzione; deliberazioni inerenti e conseguenti".

Propone l'omissione della lettura integrale della relazione illustrativa del Consiglio di Amministrazione sul punto in esame, considerato che la stessa è stata depositata a norma di legge e di regolamento presso le sedi di Lottomatica e di Borsa Italiana fin dal 28 marzo scorso, ed è stata altresì messa a disposizione degli azionisti all'entrata in sala.

Passa quindi la parola a me Notaio per la lettura della sola proposta di deliberazione contenuta nella predetta relazione illustrativa, che viene da me letta e che viene qui di seguito riportata:

"L'Assemblea ordinaria di Lottomatica S.p.A., esaminate la relazione illustrativa del Consiglio di Amministrazione e le proposte ivi contenute,

delibera

I. di approvare il piano di attribuzione di azioni ordinarie della Società riservato a dipendenti di Lottomatica S.p.A. e/o di sue controllate (il "Piano"), secondo quanto indicato nella relazione illustrativa del Consiglio di Amministrazione;

II. di conferire al Consiglio di Amministrazione ogni potere necessario od opportuno per dare esecuzione al Piano; in particolare, a titolo meramente esemplificativo, il Consiglio di Amministrazione avrà il potere, con facoltà di subdelega, di: (i) individuare i beneficiari tra i dipendenti della Società e/o di sue controllate e stabilire il numero di azioni da attribuire a ciascuno di essi, nell'interesse della Società ed anche in base al ruolo ed alle responsabilità che i singoli beneficiari assumeranno nell'ambito del nuovo gruppo societario a seguito dell'Acquisizione, il tutto su proposta, se del caso, del Comitato per la remunerazione; (ii) stabilire eventuali vincoli temporanei alla disponibilità delle azioni riservate ai beneficiari; (iii) stabilire ogni altro termine e condizione per l'esecuzione del Piano, anche in modo differenziato tra i vari beneficiari. Al servizio del Piano il Consiglio potrà avvalersi della delega ad aumentare il capitale sociale - con esclusione del diritto di opzione ai sensi dell'art. 2441, ultimo comma, cod. civ. - di cui al successivo punto 5 dell'odierno ordine del giorno;

III. di conferire al Presidente del Consiglio di Amministra-

zione e all'Amministratore Delegato, o agli Amministratori Delegati in carica pro tempore, anche disgiuntamente tra loro, ogni potere, con facoltà di subdelega, per espletare gli adempimenti legislativi e regolamentari conseguenti alle adottate deliberazioni."

Dichiara dunque aperta la discussione sulla proposta di approvazione del piano di attribuzione di azioni riservato a dipendenti di Lottomatica S.p.A. e/o di sue controllate e conferimento di poteri al Consiglio di Amministrazione per la sua esecuzione.

In mancanza di richieste di intervento, il Presidente informa che non vi è stata variazione rispetto ai soci intervenuti e che pertanto sono ora presenti numero 98 azionisti che, in proprio o per delega, rappresentano numero 54.052.977 azioni, aventi tutte diritto di voto, pari al 58,84% del capitale sociale.

Pone quindi in votazione per alzata di mano la proposta del Consiglio di Amministrazione relativa al terzo punto all'ordine del giorno della quale io Notaio ho dato lettura.

La votazione avviene in modo palese, per alzata di mano, e dà il seguente esito:

Favorevoli: n. 52.957.194 azioni pari al 97,973% del capitale votante ed al 57,651% del capitale sociale.

Contrari: n. 1.095.783 azioni pari al 2,027% del capitale votante ed all'1,193% del capitale sociale.

Astenuti: nessuno.

Con la proclamazione dell'esito della votazione, il Presidente rileva e dichiara che la proposta del Consiglio di Amministrazione è stata approvata con la sopra indicata maggioranza.

Il Presidente passa alla trattazione del quarto punto all'ordine del giorno in sede straordinaria, riguardante le proposta di modifica dei seguenti articoli dello Statuto: 3 (Durata), art.3.1; 5 (Capitale Sociale), paragrafo 5.3 (vii) lett. a), previa modifica della delibera assembleare del 21 settembre 2005; 10 (Presidenza e Conduzione dei Lavori), art. 10.1; 14 (Consiglio di Amministrazione: funzionamento), artt. 14.1, 14.2 e 14.3; 15 (Adunanze del Consiglio), art. 15.2; 16 (Validità e Verbalizzazioni delle Deliberazioni Consiliari) art.16.2; 18 (Presidente), artt. 18.2 e 18.3; 19 (Amministratore Delegato e Direttore Generale), artt. 19.1, 19.2 e 19.3; 21 (Informativa al Collegio Sindacale), art. 21.2; 24 (Scioglimento e liquidazione), art. 24.1.

Egli procede ad illustrare brevemente le modifiche statutarie proposte dal Consiglio di Amministrazione, come da relazione illustrativa depositata a norma di legge presso le sedi di Lottomatica e di Borsa Italiana fin dal 28 marzo scorso, e presso Consob fin dal 10 marzo scorso.

Le proposte di modifica dello statuto sociale relative alla proroga del termine della Società e alla possibilità di nominare uno o più amministratori delegati e uno o più vice pre-

sidenti con conseguente adeguamento delle previsioni dello statuto sociale che si riferiscono agli organi delegati (ivi incluse le previsioni in merito alla cumulabilità di alcune cariche sociali e all'esclusione di tale cumulabilità per altre) sono connesse alla realizzazione del più ampio progetto di acquisizione dell'intero capitale sociale di GTECH Holdings Corporation ("GTECH"), società statunitense leader nel settore delle tecnologie per giochi e servizi, le cui azioni sono quotate sul New York Stock Exchange (l'"Acquisizione"), annunciato al mercato con comunicato in data 10 gennaio 2006.

Come meglio descritto nella separata relazione illustrativa del Consiglio di Amministrazione, redatta ai sensi dell'art. 72, comma 1, del Regolamento, con introduzione dell'art. 5.4, di cui al quinto punto all'ordine del giorno dell'odierna assemblea (la "Relazione sull'Aumento di Capitale Delegato"), l'Acquisizione verrà finanziata, tra l'altro, attraverso l'emissione di un prestito obbligazionario subordinato di un ammontare di circa Euro 750.000.000 da parte di Lottomatica da collocarsi presso investitori professionali italiani ed istituzionali esteri e da quotarsi alla borsa del Lussemburgo (il "Prestito Obbligazionario"). Tra i principali termini del Prestito Obbligazionario, descritti nella Relazione sull'Aumento di Capitale Delegato, vi è anche la durata dello stesso Prestito Obbligazionario, che si intende prevedere in 60 anni.

Al fine di poter deliberare l'emissione del Prestito Obbliga-

zionario alle condizioni sinteticamente delineate nella Relazione sull'Aumento di Capitale Delegato, si rende quindi necessaria la proroga del termine della Società, attualmente fissata dallo statuto sociale al 31 dicembre 2040 (art. 3, art. 3.1).

Il Consiglio di Amministrazione propone pertanto all'Assemblea Straordinaria di modificare l'art. 3, art. 3.1, dello statuto sociale vigente sostituendo il termine di durata della Società, ivi indicato al 31 dicembre 2040, con il termine al 31 dicembre 2070. Rimane invariato il restante testo del medesimo articolo.

Alcune ulteriori proposte di modifica di alcune disposizioni dello statuto sociale sono riferite alla possibilità di nominare uno o più amministratori delegati e uno o più vice presidenti, ed al conseguente adeguamento delle previsioni dello statuto sociale che si riferiscono agli organi delegati e alla cumulabilità di alcune cariche ed all'esclusione di tale cumulabilità per altre.

Tali proposte sono connesse alla realizzazione dell'Acquisizione ed in particolare alla circostanza che, al fine di integrare le competenze e consolidare la leadership del nuovo gruppo Lottomatica a seguito dell'Acquisizione, si prevede che alcuni manager di GTECH, di comprovata capacità ed esperienza a livello internazionale, saranno chiamati a far parte del Consiglio di Amministrazione della Società. In par-

ticolare, è previsto tra l'altro che, al perfezionamento dell'Acquisizione, ed una volta ottenuto il gradimento del Ministro dell'Economia e delle Finanze in merito a tali nomine, in conformità a quanto previsto dal Decreto Direttoriale del 15 novembre 2000 in relazione alla concessione del Lotto, l'attuale Chief Executive Officer di GTECH, Mr. Bruce W. Turner, sia chiamato a far parte del Consiglio di Amministrazione in qualità di Amministratore Delegato e sia anche nominato Direttore Generale di Lottomatica. Inoltre, al fine di assicurare un'efficace e positiva continuità nella gestione del Lotto, in particolare, e, più in generale lo sviluppo delle altre attività di Lottomatica in Italia, all'attuale Direttore Generale e Amministratore di Lottomatica, Dott. Marco Sala, dovrebbe essere attribuita anche la qualifica di Amministratore Delegato con delega relativa alla gestione delle attività italiane.

Al fine di prevedere: (i) la possibilità che il Consiglio nomini fra i suoi membri uno o più Amministratori Delegati, determinandone poteri ed attribuzioni, nonché uno o più Vice Presidenti e (ii) la cumulabilità delle cariche di Vice-Presidente, Amministratore Delegato e Direttore Generale con esclusione, invece, della cumulabilità delle stesse con la carica di Presidente, si rende necessaria la modifica degli artt. 14.1 e 14.2 dello statuto sociale che attualmente prevedono rispettivamente la possibilità di nominare un solo Vice Presidente e un solo Amministratore Delegato e la possibilità

di attribuire la carica di Amministratore Delegato al Presidente o al Vice Presidente, ove non cumulata a quella di Direttore Generale.

Tale modifica comporterebbe, ai soli fini di coordinamento, la modifica degli articoli 10.1, 14.3, 15.2, 16.2, 18.2, 18.3, 19.1, 19.2, 19.3, 21.2 dello statuto vigente, come indicato nel paragrafo 2 della Relazione Illustrativa del Consiglio di Amministrazione al presente punto dell'ordine del giorno.

In occasione delle citate modifiche dello statuto sociale, il Consiglio di Amministrazione di Lottomatica ha ritenuto opportuno sottoporre all'approvazione degli Azionisti due ulteriori proposte di modifica dello statuto, per lo più di natura formale.

In primo luogo, all'art. 5, paragrafo 5.3 (vii), lett. a), nella parte relativa all'individuazione del valore normale delle azioni da emettere al servizio di piani di stock option, calcolato con riferimento all'intervallo di tempo che va dalla data di assegnazione delle opzioni fino allo stesso giorno del mese precedente, si propone di meglio precisare che la data di assegnazione delle opzioni in parola debba essere esclusa dalla base di calcolo. A tal fine si propone di modificare in questa sola parte la delibera dell'Assemblea Straordinaria del 21 settembre 2005 che ha, tra l'altro, conferito la delega al Consiglio di Amministrazione ad aumentare il capitale sociale (paragrafo vii).

In secondo luogo, all'art. 24, art. 24.1, dello statuto sociale, in tema di scioglimento e liquidazione della Società, si propone di sostituire l'erroneo rinvio all'art. 2448 cod. civ. con quello all'art. 2484 cod. civ..

Passa quindi la parola a me Notaio per la lettura esclusivamente della proposta di deliberazione contenuta nella predetta relazione illustrativa, della quale do lettura e che viene qui di seguito riportata:

"Signori Azionisti, qualora concordiate con quanto proposto, Vi invitiamo ad approvare le seguenti deliberazioni:

"L'Assemblea degli azionisti di Lottomatica S.p.A. in sede Straordinaria:

- esaminata e discussa la relazione illustrativa del Consiglio di Amministrazione;
- preso atto delle proposte di modifica dello statuto sociale;

delibera

1. di modificare gli artt. 3.1, 5.3 (vii), lett a), previa modifica della delibera assembleare del 21 settembre 2005, 10.1, 14.1, 14.2, 14.3, 15.2, 16.2, 18.2, 18.3, 19.1, 19.2, 19.3, 21.2 e 24.1 dello statuto sociale, nei termini di seguito indicati, e di approvare, per l'effetto, il nuovo testo di detto statuto sociale, che viene allegato al presente verbale:

Art. 3.1

Testo vigente:

La Società ha durata fino al 31 dicembre 2040. Detto termine

potrà essere prorogato una o più volte con deliberazione dell'Assemblea straordinaria degli azionisti, escluso, ai sensi del successivo art. 25 del presente Statuto, il diritto di recesso per i soci che non hanno concorso all'approvazione della relativa deliberazione.

Nuovo Testo:

La Società ha durata fino al 31 dicembre 2070. Detto termine potrà essere prorogato una o più volte con deliberazione dell'Assemblea straordinaria degli azionisti, escluso, ai sensi del successivo art. 25 del presente Statuto, il diritto di recesso per i soci che non hanno concorso all'approvazione della relativa deliberazione.

Art. 5.3

Testo vigente:

L'assemblea straordinaria degli azionisti del 21 settembre 2005 ha deliberato, con termine iniziale dalla data di efficacia della fusione per incorporazione di Fineurogames S.p.A. e Lottomatica S.p.A. nella Società:

(i) un aumento a pagamento del capitale sociale, in forma scindibile, per massimi Euro 2.439.110,00 (due milioni quattrocentotrentanovemilacentodieci), con emissione, anche in più tranches, di massime n. 2.439.110 (duemilioniquattrocentotrentanovemilacentodieci) nuove azioni ordinarie del valore nominale di Euro 1,00 cadauna, godimento regolare, con esclusione del diritto di opzione ai sensi dell'art. 2441, comma 5, del

codice civile, al servizio dell'esercizio delle n. 2.439.110 (duemilioniquattrocentotrentanovemilacentodieci) opzioni già assegnate ed ancora esercitabili nell'ambito del piano di stock option riservato a dipendenti della Società e di altre società dalla stessa direttamente o indirettamente controllate, in conformità a quanto deliberato dall'assemblea straordinaria dell'incorporata Lottomatica S.p.A. in data 14 aprile 2003 e dal consiglio di amministrazione di quest'ultima in data 11 giugno 2003, fissando quale termine ultimo per le sottoscrizioni la data del 31 dicembre 2008;

(ii) un aumento a pagamento del capitale sociale, in forma scindibile, per massimi Euro 1.422.667,00 (unmilionequattrocentoventiduemilaseicentosessantasette) con emissione, anche in più tranches, di massime n. 1.422.667 (unmilionequattrocentoventiduemilaseicentosessantasette) nuove azioni ordinarie del valore nominale di Euro 1,00 cadauna, godimento regolare, con esclusione del diritto di opzione ai sensi dell'art. 2441, comma 5, del Codice Civile, al servizio dell'esercizio delle n. 1.422.667 (unmilionequattrocentoventiduemilasecentosessantasette) opzioni già assegnate ed ancora esercitabili nell'ambito del piano di stock option riservato ad amministratori della Società, in conformità a quanto deliberato dall'assemblea straordinaria dell'incorporata Lottomatica S.p.A. in data 14 aprile 2003 e dal consiglio di amministrazione di quest'ultima in data 11

giugno 2003, fissando quale termine ultimo per le sottoscrizioni la data del 31 dicembre 2008;

(iii) un aumento a pagamento del capitale sociale, in forma scindibile, per massimi Euro 223.175,00 (duecentoventitremilacentosettantacinque), con emissione, anche in più tranches, di massime n. 223.175 (duecentoventitremilacentosettantacinque) nuove azioni ordinarie del valore nominale di Euro 1,00 cadauna, godimento regolare, con esclusione del diritto di opzione ai sensi dell'art. 2441, comma 5, del Codice Civile, al servizio dell'esercizio delle n. 223.175 (duecentoventitremilacentosettantacinque) opzioni già assegnate ed ancora esercitabili nell'ambito del piano di stock option riservato a dipendenti della Società e di altre società dalla stessa direttamente o indirettamente controllate in conformità a quanto deliberato dall'assemblea straordinaria dell'incorporata Lottomatica S.p.A. in data 14 aprile 2003 e dal consiglio di amministrazione di quest'ultima in data 13 maggio 2004, fissando quale termine ultimo per le sottoscrizioni la data del 31 dicembre 2008;

(iv) un aumento a pagamento del capitale sociale, in forma scindibile, per massimi Euro 297.580,00 (duecentonovantasettemilacinquecentoottanta), con emissione, anche in più tranches, di massime n. 297.580 (duecentonovantasettemilacinquecentoottanta) nuove azioni ordinarie del valore nominale di Euro 1,00 cadauna, godimento regolare, con esclusio-

ne del diritto di opzione ai sensi dell'art. 2441, comma 5, del Codice Civile, al servizio dell'esercizio delle n. 297.580 (duecentonovantasettemilacinquecentoottanta) opzioni già assegnate dall'incorporata Lottomatica S.p.A. nell'ambito del "Piano di stock option Lottomatica 2005-2010 riservato a dirigenti" della Società e/o di sue controllate in conformità a quanto deliberato in data 12 aprile 2005 dall'assemblea straordinaria dell'incorporata Lottomatica S.p.A., in data 12 maggio e 21 luglio 2005 dal consiglio di amministrazione di quest'ultima ed eseguito dai consiglieri all'uopo delegati, fissando quale termine ultimo per le sottoscrizioni la data del 31 dicembre 2010;

(v) un aumento a pagamento del capitale sociale, in forma scindibile, per massimi Euro 57.016,00 (cinquantasettemilasedici), con emissione, anche in più tranches, di massime n. 57.016 (cinquantasettemilasedici) nuove azioni ordinarie del valore nominale di Euro 1,00 cadauna, godimento regolare, con esclusione del diritto di opzione ai sensi dell'art. 2441, comma 5, cod. civ., al servizio del "Piano di stock option Lottomatica 2005-2010 riservato a dirigenti" di Lottomatica e/o di sue controllate in relazione alle n. 57.016 (cinquantasettemilasedici) opzioni ancora assegnabili dall'incorporata Lottomatica S.p.A. nell'ambito di tale Piano, in conformità a quanto deliberato in data 12 aprile 2005 dall'assemblea stra-

maggio e 21 luglio 2005 dal consiglio di amministrazione di quest'ultima, fissando quale termine ultimo per le sottoscrizioni la data del 31 dicembre 2010;

(vi) un aumento a pagamento del capitale sociale, in forma scindibile, per massimi Euro 219.812,00 (duecentodiciannovemilaottocentododici), con emissione, anche in più tranches, di massime n. 219.812 (duecentodiciannovemilaottocentododici) nuove azioni ordinarie del valore nominale di Euro 1,00 cadauna, godimento regolare, con esclusione del diritto di opzione ai sensi dell'art. 2441, comma 5, del Codice Civile, al servizio dell'esercizio delle n. 219.812 (duecentodiciannovemilaottocentododici) opzioni già assegnate dall'incorporata Lottomatica S.p.A. nell'ambito del "Piano di stock option Lottomatica 2005-2010 riservato ad amministratori" della Società in conformità a quanto deliberato in data 12 aprile 2005 dall'assemblea straordinaria dell'incorporata Lottomatica S.p.A., in data 12 maggio 2005 dal consiglio di amministrazione di quest'ultima ed eseguito dai consiglieri all'uopo delegati, fissando quale termine ultimo per le sottoscrizioni la data del 31 dicembre 2010;

(vii) la delega al consiglio di amministrazione, ai sensi dell'art. 2443, comma 2, del Codice Civile, per il periodo di cinque anni dalla data della deliberazione, della facoltà di aumentare il capitale sociale a pagamento, in una o più volte, per un ammontare nominale massimo di Euro 8.326.520,00 (otto-

milionitrecentoventiseimilacinquecentoventi), con esclusione del diritto di opzione ai sensi dell'art. 2441, comma 4, secondo periodo, del Codice Civile, al servizio di operazioni di acquisizione di partecipazioni (anche mediante operazioni di fusione o scissione) o di aziende o rami di azienda operanti nei settori di interesse strategico per la Società, senza alcun limite, e/o al servizio di uno o più piani di stock option riservati ad amministratori della Società ed a dirigenti della Società e/o di sue controllate, fino al limite massimo del 20% in ragione di anno, pari ad Euro 1.205.777,60 (unmilioneduecentocinquemilasettecentosettantasettevirgolasessanta) per il primo anno e ad Euro 1.780.185,60 (unmilionesettecentoottantamilacentoottantacinquevirgola sessanta) per ciascuno dei successivi, senza possibilità di cumulare la parte eventualmente non utilizzata nel corso di un dato anno con le parti di competenza degli anni successivi. Il consiglio di amministrazione, in conformità a quanto previsto dall'art. 2441, comma 4, secondo periodo, del Codice Civile, dovrà determinare il prezzo di emissione delle azioni attenendosi ai seguenti criteri:

a) in caso di aumenti di capitale al servizio di uno o più piani di stock option riservati ad amministratori della Società ed a dirigenti della Società e/o di sue controllate, il consiglio di amministrazione della Società dovrà determinare un prezzo di emissione corrispondente al valore di mercato delle azioni, tenendo conto della media dei prezzi di borsa

dei titoli azionari della Società rapportata ad un arco di tempo significativo, e comunque non inferiore al loro valore normale secondo la normativa fiscale applicabile (valore normale che sarà pari alla media aritmetica dei prezzi ufficiali registrati dalle azioni ordinarie della Società sul Mercato Telematico Azionario gestito da Borsa Italiana S.p.A. nel mese precedente l'attribuzione delle opzioni da parte del consiglio di amministrazione, intendendosi per "mese precedente" il periodo che andrà dalla data di assegnazione delle opzioni allo stesso giorno del mese precedente e fermo restando che in detto periodo, ai fini della determinazione della media aritmetica, si terrà conto solo dei giorni di borsa aperta in cui il prezzo ufficiale delle azioni ordinarie della Società sia stato effettivamente rilevato);

b) in caso di aumenti di capitale al servizio di operazioni di acquisizione di partecipazioni (anche mediante operazioni di fusione o scissione) o di aziende o rami di azienda operanti nei settori di interesse strategico per la Società, il consiglio di amministrazione della Società dovrà determinare un prezzo di emissione corrispondente al valore di mercato delle azioni, tenendo conto della media dei prezzi di borsa dei titoli azionari della società rapportata ad un arco di tempo significativo, o facendo applicazione dei criteri di valutazione più rappresentativi, quali, a titolo esemplificativo, il metodo delle quotazioni di borsa, il metodo dei flussi di cassa

attualizzati o il metodo dei multipli di mercato.

Nuovo Testo:

L'assemblea straordinaria degli azionisti del 21 settembre 2005 ha deliberato, con termine iniziale dalla data di efficacia della fusione per incorporazione di Fineurogames S.p.A. e Lottomatica S.p.A. nella Società:

(i) un aumento a pagamento del capitale sociale, in forma scindibile, per massimi Euro 2.439.110,00 (duemilioni quattrocentotrentanovemilacentodieci), con emissione, anche in più tranches, di massime n. 2.439.110 (duemilioni quattrocentotrentanovemilacentodieci) nuove azioni ordinarie del valore nominale di Euro 1,00 cadauna, godimento regolare, con esclusione del diritto di opzione ai sensi dell'art. 2441, comma 5, del codice civile, al servizio dell'esercizio delle n. 2.439.110 (duemilioniquattrocentotrentanovemilacentodieci) opzioni già assegnate ed ancora esercitabili nell'ambito del piano di stock option riservato a dipendenti della Società e di altre società dalla stessa direttamente o indirettamente controllate, in conformità a quanto deliberato dall'assemblea straordinaria dell'incorporata Lottomatica S.p.A. in data 14 aprile 2003 e dal consiglio di amministrazione di quest'ultima in data 11 giugno 2003, fissando quale termine ultimo per le sottoscrizioni la data del 31 dicembre 2008;

(ii) un aumento a pagamento del capitale sociale, in forma scindibile, per massimi Euro 1.422.667,00 (unmilionequat-

trocentoventiduemilaseicentosessantasette) con emissione, anche in più tranches, di massime n. 1.422.667 (unmilione quattrocentoventiduemilaseicentosessantasette) nuove azioni ordinarie del valore nominale di Euro 1,00 cadauna, godimento regolare, con esclusione del diritto di opzione ai sensi dell'art. 2441, comma 5, del Codice Civile, al servizio dell'esercizio delle n. 1.422.667 (un milionequattrocentoventiduemilaseicentosessantasette) opzioni già assegnate ed ancora esercitabili nell'ambito del piano di stock option riservato ad amministratori della Società, in conformità a quanto deliberato dall'assemblea straordinaria dell'incorporata Lottomatica S.p.A. in data 14 aprile 2003 e dal consiglio di amministrazione di quest'ultima in data 11 giugno 2003, fissando quale termine ultimo per le sottoscrizioni la data del 31 dicembre 2008;

(iii) un aumento a pagamento del capitale sociale, in forma scindibile, per massimi Euro 223.175,00 (duecentoventitremilacentosettanta cinque), con emissione, anche in più tranches, di massime n. 223.175 (duecentoventitremilacentosettantacinque) nuove azioni ordinarie del valore nominale di Euro 1,00 cadauna, godimento regolare, con esclusione del diritto di opzione ai sensi dell'art. 2441, comma 5, del Codice Civile, al servizio dell'esercizio delle n. 223.175 (duecentoventitremilacentosettantacinque) opzioni già assegnate ed ancora esercitabili nell'ambito del

piano di stock option riservato a dipendenti della Società e di altre società dalla stessa direttamente o indirettamente controllate in conformità a quanto deliberato dall'assemblea straordinaria dell'incorporata Lottomatica S.p.A. in data 14 aprile 2003 e dal consiglio di amministrazione di quest'ultima in data 13 maggio 2004, fissando quale termine ultimo per le sottoscrizioni la data del 31 dicembre 2008;

(iv) un aumento a pagamento del capitale sociale, in forma scindibile, per massimi Euro 297.580,00 (duecentonovantasette-milacinquecentoottanta), con emissione, anche in più tranches, di massime n. 297.580 (duecentonovantasettemilacinquecentoot-tanta) nuove azioni ordinarie del valore nominale di Euro 1,00 cadauna, godimento regolare, con esclusione del diritto di op-zione ai sensi dell'art. 2441, comma 5, del Codice Civile, al servizio dell'esercizio delle n. 297.580 (duecentonovantaset-temilacinquecentoottanta) opzioni già assegnate dall'incorporata Lottomatica S.p.A. nell'ambito del "Piano di stock option Lottomatica 2005-2010 riservato a dirigenti" del-la Società e/o di sue controllate in conformità a quanto deli-berato in data 12 aprile 2005 dall'assemblea straordinaria dell'incorporata Lottomatica S.p.A., in data 12 maggio e 21 luglio 2005 dal consiglio di amministrazione di quest'ultima ed eseguito dai consiglieri all'uopo delegati, fissando quale termine ultimo per le sottoscrizioni la data del 31 dicembre 2010;

(v) un aumento a pagamento del capitale sociale, in forma scindibile, per massimi Euro 57.016,00 (cinquantasettemilasedici), con emissione, anche in più tranches, di massime n. 57.016 (cinquantasettemilasedici) nuove azioni ordinarie del valore nominale di Euro 1,00 cadauna, godimento regolare, con esclusione del diritto di opzione ai sensi dell'art. 2441, comma 5, cod. civ., al servizio del "Piano di stock option Lottomatica 2005-2010 riservato a dirigenti" di Lottomatica e/o di sue controllate in relazione alle n. 57.016 (cinquantasettemilasedici) opzioni ancora assegnabili dall'incorporata Lottomatica S.p.A. nell'ambito di tale Piano, in conformità a quanto deliberato in data 12 aprile 2005 dall'assemblea straordinaria dell'incorporata Lottomatica S.p.A. e in data 12 maggio e 21 luglio 2005 dal consiglio di amministrazione di quest'ultima, fissando quale termine ultimo per le sottoscrizioni la data del 31 dicembre 2010;

(vi) un aumento a pagamento del capitale sociale, in forma scindibile, per massimi Euro 219.812,00 (duecentodiciannovemilaottocentododici), con emissione, anche in più tranches, di massime n. 219.812 (duecentodiciannovemilaottocentododici) nuove azioni ordinarie del valore nominale di Euro 1,00 cadauna, godimento regolare, con esclusione del diritto di opzione ai sensi dell'art. 2441, comma 5, del Codice Civile, al servizio dell'esercizio delle n. 219.812 (duecentodiciannovemilaottocentododici) opzioni già assegnate

dall'incorporata Lottomatica S.p.A. nell'ambito del "Piano di stock option Lottomatica 2005-2010 riservato ad amministratori" della Società in conformità a quanto deliberato in data 12 aprile 2005 dall'assemblea straordinaria dell'incorporata Lottomatica S.p.A., in data 12 maggio 2005 dal consiglio di amministrazione di quest'ultima ed eseguito dai consiglieri all'uopo delegati, fissando quale termine ultimo per le sottoscrizioni la data del 31 dicembre 2010;

(vii) la delega al consiglio di amministrazione, ai sensi dell'art. 2443, comma 2, del Codice Civile, per il periodo di cinque anni dalla data della deliberazione, della facoltà di aumentare il capitale sociale a pagamento, in una o più volte, per un ammontare nominale massimo di Euro 8.326.520,00 (ottomilionitrecentoventiseimilacinquecentoventi), con esclusione del diritto di opzione ai sensi dell'art. 2441, comma 4, secondo periodo, del Codice Civile, al servizio di operazioni di acquisizione di partecipazioni (anche mediante operazioni di fusione o scissione) o di aziende o rami di azienda operanti nei settori di interesse strategico per la Società, senza alcun limite, e/o al servizio di uno o più piani di stock option riservati ad amministratori della Società ed a dirigenti della Società e/o di sue controllate, fino al limite massimo del 20% in ragione di anno, pari ad Euro 1.205.777,60 (unmilioneduecentocinquemila settecentosettantasettevirgolasessanta) per il primo anno e ad Euro 1.780.185,60 (unmilione

settecentoottantamilacentoottantacinque virgola sessanta) per ciascuno dei successivi, senza possibilità di cumulare la parte eventualmente non utilizzata nel corso di un dato anno con le parti di competenza degli anni successivi. Il consiglio di amministrazione, in conformità a quanto previsto dall'art. 2441, comma 4, secondo periodo, del Codice Civile, dovrà determinare il prezzo di emissione delle azioni attenendosi ai seguenti criteri:

a) in caso di aumenti di capitale al servizio di uno o più piani di stock option riservati ad amministratori della Società ed a dirigenti della Società e/o di sue controllate, il consiglio di amministrazione della Società dovrà determinare un prezzo di emissione corrispondente al valore di mercato delle azioni, tenendo conto della media dei prezzi di borsa dei titoli azionari della Società rapportata ad un arco di tempo significativo, e comunque non inferiore al loro valore normale secondo la normativa fiscale applicabile (valore normale che sarà pari alla media aritmetica dei prezzi ufficiali registrati dalle azioni ordinarie della Società sul Mercato Telematico Azionario gestito da Borsa Italiana S.p.A. nel mese precedente l'attribuzione delle opzioni da parte del consiglio di amministrazione, intendendosi per "mese precedente" il periodo che andrà dalla data di assegnazione delle opzioni esclusa allo stesso giorno del mese precedente e fermo restando che in detto periodo, ai fini della determinazione della media

aritmetica, si terrà conto solo dei giorni di borsa aperta in cui il prezzo ufficiale delle azioni ordinarie della Società sia stato effettivamente rilevato);

b) in caso di aumenti di capitale al servizio di operazioni di acquisizione di partecipazioni (anche mediante operazioni di fusione o scissione) o di aziende o rami di azienda operanti nei settori di interesse strategico per la Società, il consiglio di amministrazione della Società dovrà determinare un prezzo di emissione corrispondente al valore di mercato delle azioni, tenendo conto della media dei prezzi di borsa dei titoli azionari della società rapportata ad un arco di tempo significativo, o facendo applicazione dei criteri di valutazione più rappresentativi, quali, a titolo esemplificativo, il metodo delle quotazioni di borsa, il metodo dei flussi di cassa attualizzati o il metodo dei multipli di mercato.

Art. 10.1

Testo vigente:

L'Assemblea è presieduta dal Presidente del Consiglio di Amministrazione o, in sua mancanza, dal Vice Presidente (se nominato), in mancanza anche di quest'ultimo, da altra persona eletta dall'Assemblea stessa.

Nuovo testo:

L'Assemblea è presieduta dal Presidente del Consiglio di Amministrazione o, in sua mancanza, dal Vice Presidente (se nominato); in presenza di più Vice Presidenti, l'Assemblea sarà

presieduta dal Vice Presidente più anziano per carica o, in caso di parità di età anagrafica. In mancanza anche del /i Vice Presidenti, l'Assemblea sarà presieduta da altra persona eletta dall'Assemblea stessa.

Art. 14.1

Testo vigente:

Il Consiglio elegge fra i suoi membri il Presidente e può eleggere tra i suoi membri altresì un Vice Presidente che sostituirà il Presidente in caso di assenza o di impedimento di quest'ultimo.

Nuovo testo:

Il Consiglio elegge fra i suoi membri il Presidente e può eleggere tra i suoi membri altresì uno o più Vice Presidenti che sostituiranno il Presidente in caso di assenza o di impedimento di quest'ultimo; in presenza di più Vice Presidenti, in caso di assenza o impedimento del Presidente, lo stesso sarà sostituito dal Vice Presidente più anziano per carica, o in caso di parità, di età anagrafica.

Art. 14.2

Testo Vigente:

Il Consiglio di Amministrazione nomina fra i suoi membri l'Amministratore Delegato determinandone poteri ed attribuzioni. La carica di Amministratore Delegato, ove non cumulata a quella di Direttore Generale ai sensi del successivo art. 19.3, può essere attribuita anche al Presidente o al Vice Pre-

sidente. Il Consiglio di Amministrazione può nominare anche un Comitato Esecutivo, determinandone poteri e attribuzioni.

Nuovo testo:

Il Consiglio di Amministrazione nomina fra i suoi membri uno o più Amministratori Delegati determinandone poteri ed attribuzioni. La carica di Amministratore Delegato, anche se cumulata a quella di Direttore Generale ai sensi del successivo art. 19.3, può essere attribuita anche ad un Vice Presidente. Il Consiglio di Amministrazione può nominare anche un Comitato Esecutivo, determinandone poteri e attribuzioni.

Art. 14.3

Testo vigente:

In entrambi i casi il Consiglio di Amministrazione stabilirà la periodicità, e in ogni caso almeno ogni trimestre, nonché nelle riunioni di Consiglio convocate per l'approvazione del bilancio di esercizio, della relazione semestrale e delle relazioni trimestrali, con la quale tali organi delegati devono riferire al Consiglio di Amministrazione ed al Collegio Sindacale sull'attività svolta nell'esercizio delle deleghe conferite loro, sul generale andamento della gestione e sulla sua prevedibile evoluzione, sulle operazioni di maggior rilievo, per le loro dimensioni o caratteristiche, effettuate dalla società e dalle sue controllate, e, per quanto riguarda il comitato esecutivo, anche sul numero dei componenti, sulla durata e sulle norme che ne regolano il funzionamento.

In caso di nomina del comitato esecutivo, ne fanno parte di diritto il Presidente del Consiglio di Amministrazione, il Vice Presidente (se nominato) e l'Amministratore Delegato.

Nuovo testo:

In entrambi i casi il Consiglio di Amministrazione stabilirà la periodicità, e in ogni caso almeno ogni trimestre, nonché nelle riunioni di Consiglio convocate per l'approvazione del bilancio di esercizio, della relazione semestrale e delle relazioni trimestrali, con la quale tali organi delegati devono riferire al Consiglio di Amministrazione ed al Collegio Sindacale sull'attività svolta nell'esercizio delle deleghe conferite loro, sul generale andamento della gestione e sulla sua prevedibile evoluzione, sulle operazioni di maggior rilievo, per le loro dimensioni o caratteristiche, effettuate dalla società e dalle sue controllate, e, per quanto riguarda il comitato esecutivo, anche sul numero dei componenti, sulla durata e sulle norme che ne regolano il funzionamento.

In caso di nomina del comitato esecutivo, ne fanno parte di diritto il Presidente del Consiglio di Amministrazione, il Vice Presidente o i Vice Presidenti (se nominato/i) e l'Amministratore Delegato o gli Amministratori Delegati.

Art. 15.2

Testo vigente

Il Consiglio di Amministrazione è convocato dal Presidente di sua iniziativa, o a richiesta scritta dell'Amministratore De-

legato o di tre Consiglieri, mediante lettera o comunicazione telegrafica o telex o telefax spedita ai Consiglieri ed ai Sindaci almeno tre giorni lavorativi prima della riunione. In caso di urgenza il termine minimo è ridotto a quarantotto ore. L'avviso di convocazione dovrà contenere il luogo, il giorno e l'ora della riunione, nonché l'elenco delle materie da trattare.

Nuovo testo:

Il Consiglio di Amministrazione è convocato dal Presidente di sua iniziativa, o a richiesta scritta dell' Amministratore Delegato o di uno degli Amministratori Delegati o di tre Consiglieri, mediante lettera o comunicazione telegrafica o telex o telefax spedita ai Consiglieri ed ai Sindaci almeno tre giorni lavorativi prima della riunione. In caso di urgenza il termine minimo è ridotto a quarantotto ore. L'avviso di convocazione dovrà contenere il luogo, il giorno e l'ora della riunione, nonché l'elenco delle materie da trattare.

Art. 16.2

Testo vigente:

Il Consiglio di Amministrazione è presieduto dal Presidente o, in sua assenza, dal Vice Presidente, se nominato; in assenza di entrambi la riunione sarà presieduta dal consigliere più anziano di carica o, in caso di parità, di età anagrafica.

Nuovo testo:

Il Consiglio di Amministrazione è presieduto dal Presidente o,

in sua assenza, dal Vice Presidente, se nominato; in presenza di più Vice Presidenti la riunione sarà presieduta dal Vice Presidente più anziano di carica, o in caso di parità, di età anagrafica; in assenza del Presidente e del/i Vice Presidenti, la riunione sarà presieduta dal consigliere più anziano di carica o, in caso di parità, di età anagrafica.

Art. 18.2

Testo vigente:

Il Presidente, in caso di urgenza, può prendere, su proposta dell'Amministratore Delegato e congiuntamente con il medesimo, qualsiasi provvedimento di competenza del Consiglio di Amministrazione, dandone comunicazione al predetto Organo nella seduta successiva. Nel caso in cui il Presidente ricopra anche la carica di Amministratore Delegato, il provvedimento in caso di urgenza potrà essere preso su proposta del Presidente - Amministratore Delegato, congiuntamente con il Vice Presidente; nel caso in cui quest'ultimo non sia nominato e vi sia un Direttore Generale che sia anche componente del Consiglio di Amministrazione, la delibera di urgenza potrà essere assunta su proposta del Presidente - Amministratore Delegato e di intesa con il Direttore Generale.

Nuovo testo:

Il Presidente, in caso di urgenza, può prendere, su proposta dell'Amministratore Delegato o di uno degli Amministratori Delegati e congiuntamente con l'Amministratore Delegato che ab-

bia effettuato la proposta, qualsiasi provvedimento di competenza del Consiglio di Amministrazione, dandone comunicazione al predetto Organo nella seduta successiva.

Art. 18.3

Testo vigente:

Il Consiglio di Amministrazione potrà tuttavia conferire la rappresentanza e la firma sociale, sia di fronte ai terzi che in giudizio, con le stesse facoltà di cui sopra, anche al Vice Presidente e/o all'Amministratore Delegato.

Nuovo testo:

Il Consiglio di Amministrazione potrà tuttavia conferire la rappresentanza e la firma sociale, sia di fronte ai terzi che in giudizio, con le stesse facoltà di cui sopra, anche al Vice Presidente e/o a ciascuno dei Vice Presidenti e/o all'Amministratore Delegato e/o a ciascuno degli Amministratori Delegati.

Art. 19.1

Testo vigente:

L'Amministratore Delegato è nominato dal Consiglio di Amministrazione a norma dell'art. 14.2 del presente statuto.

Nuovo testo:

L'Amministratore Delegato o gli Amministratori Delegati sono nominati dal Consiglio di Amministrazione a norma dell'art. 14.2 del presente statuto.

Art. 19.2

Testo vigente:

L'Amministratore Delegato esercita i poteri a lui delegati dal Consiglio di Amministrazione. Egli può proporre al Presidente gli argomenti all'ordine del giorno del Consiglio e del Comitato Esecutivo e sovrintende all'attuazione delle deliberazioni degli Organi sociali.

Nuovo testo:

L'Amministratore Delegato o gli Amministratori Delegati esercitano i poteri a lui/loro delegati dal Consiglio di Amministrazione. L'Amministratore Delegato o ciascuno degli Amministratori Delegati può proporre al Presidente gli argomenti all'ordine del giorno del Consiglio e del Comitato Esecutivo e sovrintende all'attuazione delle relative deliberazioni degli Organi sociali.

Art. 19.3

Testo vigente:

Il Consiglio di Amministrazione può nominare uno o più Direttori Generali, scelti anche tra i componenti del Consiglio di Amministrazione, determinandone i poteri, che potranno comprendere anche la facoltà di nominare procuratori e conferire mandati. Il Consiglio può attribuire la carica di Direttore Generale all'Amministratore Delegato, ove questi non ricopra contemporaneamente anche la carica di Presidente o di Vice Presidente ai sensi del precedente art. 14.2. Il Consiglio di Amministrazione inoltre può attribuire all'Amministratore De-

legato il potere di nominare e revocare uno o più Direttori Generali, con facoltà di delegare agli stessi parte dei suoi poteri ed attribuzioni.

Nuovo testo:

Il Consiglio di Amministrazione può nominare uno o più Direttori Generali, scelti anche tra i componenti del Consiglio di Amministrazione, determinandone i poteri, che potranno comprendere anche la facoltà di nominare procuratori e conferire mandati. Il Consiglio può attribuire la carica di Direttore Generale ad un Amministratore Delegato, anche ove questi ricopra contemporaneamente la carica di Vice Presidente ai sensi del precedente art. 14.2. Il Consiglio di Amministrazione inoltre può attribuire all'Amministratore Delegato o a ciascuno degli Amministratori Delegati il potere di nominare e revocare uno o più Direttori Generali, con facoltà di delegare agli stessi parte dei rispettivi poteri ed attribuzioni.

Art. 21.2

Testo vigente:

La periodicità delle riunioni del Consiglio è finalizzata anche a favorire l'unità di indirizzo nell'esercizio di tutti i poteri eventualmente delegati dal Consiglio di Amministrazione al comitato esecutivo, se costituito, al Presidente, al Vice Presidente e all'Amministratore Delegato.

Nuovo testo:

La periodicità delle riunioni del Consiglio è finalizzata an-

che a favorire l'unità di indirizzo nell'esercizio di tutti i poteri eventualmente delegati dal Consiglio di Amministrazione al comitato esecutivo, se costituito, al Presidente, al Vice Presidente o ai Vice Presidenti e all'Amministratore Delegato o agli Amministratori Delegati.

Art. 24.1

Testo vigente:

La Società si scioglie per le cause previste dall'art. 2448 del Codice Civile.

Nuovo testo:

La Società si scioglie per le cause previste dall'art. 2484 del Codice Civile.

2. di conferire al Presidente e Amministratore delegato e a ciascuno dei Consiglieri i poteri occorrenti per provvedere a quanto necessario per l'esecuzione della delibera in oggetto e per l'espletamento dei conseguenti adempimenti legislativi e regolamentari, ivi incluso, in particolare, l'adempimento di ogni formalità necessaria affinché le stesse siano iscritte nel Registro delle Imprese a norma dell'art. 2436 cod. civ.."

Il Presidente dichiara quindi aperta la discussione in merito alla proposta di deliberazione di cui è stata appena data lettura da parte di me Notaio.

In mancanza di richieste di intervento, il Presidente informa che non vi è stata variazione rispetto ai soci intervenuti e che pertanto sono ora presenti numero 98 azionisti che, in

proprio o per delega, rappresentano numero 54.052.977 azioni, aventi tutte diritto di voto, pari al 58,84% del capitale sociale.

Pone quindi in votazione per alzata di mano la approvazione della proposta del Consiglio di Amministrazione relativa al quarto punto all'ordine del giorno della quale io Notaio ho dato lettura.

Le votazioni avvengono in modo palese, per alzata di mano, e danno il seguente esito:

Favorevoli: n. 52.951.317 azioni pari al 97,962% del capitale votante ed al 57,645% del capitale sociale.

Contrari: n. 1.097.775 azioni pari al 2,031% del capitale votante ed all'1,195% del capitale sociale.

Astenuti: n. 3.885 azioni pari allo 0,007% del capitale votante ed allo 0,004 del capitale sociale.

Con la proclamazione dell'esito della votazione, il Presidente rileva e dichiara che la proposta del Consiglio di Amministrazione è stata approvata con la sopra indicata maggioranza.

Il Presidente passa quindi alla trattazione del quinto ed ultimo punto all'ordine del giorno, in sede straordinaria, riguardante la proposta di modifica dell'art. 5 (Capitale sociale) dello statuto, con introduzione dell'art. 5.4, per delegare agli Amministratori, ai sensi dell'art. 2443 cod. civ., la facoltà di aumentare a pagamento il capitale sociale, in una o più volte, per un importo complessivo massimo di nominali Euro

1.720.000.000,00, di cui fino all'importo nominale massimo di Euro 1.670.000.000,00, da offrire in opzione agli azionisti, e fino all'importo nominale massimo di Euro 50.000.000,00, da offrire in sottoscrizione a dipendenti di Lottomatica S.p.A. e/o di sue controllate, con esclusione del diritto di opzione ai sensi dell'art. 2441, ultimo comma, cod. civ., per il periodo massimo di cinque anni dalla data in cui sarà assunta la relativa deliberazione dell'Assemblea Straordinaria, con attribuzione agli Amministratori del potere di determinare, di volta in volta, modalità, termini e condizioni dell'aumento di capitale, ivi incluso il prezzo di sottoscrizione, comprensivo dell'eventuale sovrapprezzo, anche tenendo conto delle condizioni dei mercati finanziari, nonché dell'andamento delle quotazioni delle azioni Lottomatica registrati nell'imminenza dell'operazione.

Il Presidente procede ad illustrare brevemente la predetta proposta richiamando, per quanto non ripetuto in questa sede, il contenuto della Relazione sull'Aumento di Capitale Delegato. La presente proposta è connessa alla realizzazione dell'Acquisizione dell'intero capitale sociale di GTECH ed all'esecuzione del piano di attribuzione di azioni a dipendenti di Lottomatica e/o di sue controllate, illustrato nella relazione sul punto 3 dell'ordine del giorno dell'Assemblea convocata per il prossimo 12 aprile (il "Piano"), anch'esso connesso all'Acquisizione in quanto destinato ad alcuni manager

di GTECH (ed anche ad uno o più dirigenti del gruppo Lottomatica).

Il prezzo offerto da Lottomatica per l'Acquisizione è pari a 35 dollari USA (Euro 29,04) per ogni azione GTECH (il "Corrispettivo") ed il valore complessivo dell'Acquisizione, come meglio illustrato nella Relazione sull'Aumento di Capitale Delegato, è pari a circa 4 miliardi di Euro.

L'Acquisizione porterà alla creazione di uno dei maggiori gruppi mondiali nel settore delle lotterie e dei giochi, con una rilevante presenza sui mercati internazionali ed un incremento del potenziale di lungo termine della Società. L'obiettivo strategico dell'Acquisizione è infatti la realizzazione di ricavi diversificati, il mantenimento e l'acquisizione di clienti di elevato profilo e lo sviluppo di capacità tecnologiche di rilievo anche grazie alla integrazione delle competenze del gruppo Lottomatica e di quelle del gruppo GTECH e dei rispettivi team manageriali.

Il "nuovo" gruppo Lottomatica sarà presente in oltre 50 Paesi in tutto il mondo, con circa 6.300 dipendenti; al suo interno, GTECH continuerà ad operare come business unit indipendente e manterrà la propria sede operativa nello Stato americano del Rhode Island. La sede sociale di Lottomatica resterà a Roma.

L'Acquisizione, inoltre, non comporterà impatti organizzativi significativi tenuto conto dei settori di business e del posizionamento geografico dei gruppi che fanno rispettivamente ca-

po a Lottomatica e a GTECH.

L'Acquisizione sarà perfezionata mediante la fusione per incorporazione in GTECH di Gold Acquisition Corp., una società costituita secondo le leggi del Delaware (la "Fusione"), interamente detenuta da Gold Holding Co., anch'essa costituita secondo le leggi del Delaware, il cui capitale sociale sarà, al momento dell'efficacia della Fusione, detenuto al 75% da Lottomatica e al 25% dalla società lussemburghese Invest Games S.A, quasi interamente detenuta dalla società italiana Nova Prima S.r.l., a sua volta interamente posseduta da Lottomatica.

Per effetto della Fusione, Gold Acquisition Corp. sarà incorporata in GTECH; gli azionisti di GTECH avranno unicamente il diritto di ricevere il Corrispettivo per le azioni di loro proprietà, che saranno contestualmente cancellate; Gold Holding Co deterrà l'intero capitale sociale di GTECH e le azioni di GTECH non saranno più quotate sul New York Stock Exchange.

Ai sensi dell'accordo che disciplina termini e condizioni dell'Acquisizione, denominato Agreement and Plan of Merger (il "Merger Agreement"), approvato dai Consigli di Amministrazione di Lottomatica e GTECH in data 10 gennaio 2006 e sottoscritto in pari data da Lottomatica, Gold Holding Co., Gold Acquisition Corp. e GTECH, il perfezionamento della Fusione e, quindi dell'Acquisizione, è sospensivamente condizionato, tra

l'altro, all'approvazione del Merger Agreement (ai sensi del quale sarà perfezionata la Fusione) da parte dell'assemblea degli azionisti di GTECH con il voto favorevole della maggioranza assoluta del capitale sociale, e quindi almeno del 50% del capitale sociale avente diritto di voto su questa deliberazione più una azione.

A tale riguardo fa presente che, in conformità alla legislazione del Delaware, gli azionisti di GTECH che non votino a favore dell'approvazione del Merger Agreement possono richiedere - mediante l'avvio di apposita procedura giudiziale - una valutazione del valore delle loro azioni da parte della Delaware Court of Chancery ("Appraisal Shares") ed ottenere, in luogo del Corrispettivo e successivamente alla data di efficacia della Fusione, un prezzo per azione pari al fair value delle proprie azioni, che potrebbe risultare superiore, inferiore o pari al Corrispettivo. Tenuto conto di tale eventualità, il Merger Agreement prevede anche, quale condizione sospensiva dell'obbligo di Gold Holding Co. e Gold Acquisition Corp. di perfezionare l'Acquisizione, che le Appraisal Shares non rappresentino più del 10% del capitale sociale di GTECH.

In caso contrario, Gold Holding Co. e Gold Acquisition Corp. non saranno tenute a perfezionare l'Acquisizione, anche se tale condizione è rinunciabile.

Oltre alle condizioni sopracitate, a norma del Merger Agreement, il perfezionamento dell'Acquisizione è sospensivamente

condizionato al verificarsi di ulteriori condizioni legate, tra l'altro, all'ottenimento di autorizzazioni, anche anti-trust, e consensi (tra cui quelli delle autorità di gaming statunitensi), al reperimento delle risorse finanziarie necessarie per effettuare l'Acquisizione, all'assenso al mutamento della struttura di controllo di GTECH da parte di alcuni rilevanti clienti operatori nel settore delle lotterie, al mantenimento di un rating societario di tipo "investment grade" da parte di Lottomatica, nonché al mancato verificarsi di fatti e/o mutamenti aventi effetti negativi rilevanti sull'attività, sul patrimonio, sulle condizioni finanziarie, ovvero sui risultati operativi di GTECH e del gruppo ad essa facente capo, fatte salve alcune specifiche eccezioni.

Si fa presente, infine, che, come indicato nella Relazione sull'Aumento di Capitale Delegato, il Sig. Ralph Sellite, in proprio e per conto di altri azionisti di GTECH, ha avviato un procedimento giudiziale (che mira a divenire una c.d. "class action") avanti la Superior Court of the State of Rhode Island, County of Kent (stato in cui ha sede GTECH) nei confronti di GTECH e dei suoi amministratori. Il Sig. Ralph Sellite fonda, tra l'altro, la propria azione sull'affermazione che il consiglio di amministrazione di GTECH, con la sottoscrizione del Merger Agreement, avrebbe agito in violazione dei doveri fiduciari, di diligenza, lealtà e buona fede verso gli azionisti di GTECH. L'azione mira ad ottenere, tra

l'altro, una pronuncia che dichiari che il Merger Agreement sia illecito e invalido, impedisca il perfezionamento della Fusione, e disponga procedure volte ad ottenere che gli amministratori di GTECH negozino termini e condizioni di una "nuova" operazione che risponda ai migliori interessi degli azionisti di GTECH e consenta loro di ottenere un prezzo per azione più elevato del Corrispettivo. Al riguardo, GTECH ha dichiarato di ritenere che le pretese avanzate nell'ambito di questo procedimento siano prive di fondamento ed ha manifestato l'intenzione di difendersi vigorosamente, unitamente ai propri amministratori, qualora il procedimento non venga abbandonato. Allo stato, pur nella difficoltà di formulare previsioni sull'esito di tale azione, si condivide la posizione di GTECH al riguardo. In ogni caso, si ritiene che essa non abbia impatto sulla tempistica e sulle modalità di attuazione della Acquisizione. Si ritiene altresì che, qualora, contrariamente alle aspettative, la Fusione non potesse essere perfezionata in conseguenza dell'accoglimento della predetta azione, non sarebbe dovuta alcuna penale da parte di GTECH. E ciò anche tenuto conto della circostanza che il Merger Agreement non prevede il pagamento di alcuna penale al verificarsi di tale evento.

Lottomatica è inoltre venuta a conoscenza di una ulteriore azione, simile a quella proposta da Mr Stellite, promossa anche nei suoi confronti ma non ritualmente notificata alla data o-

dierna, in relazione alla quale valgono le considerazioni appena esposte.

Con riferimento alle modalità di attuazione dell'Acquisizione, si ricorda che essa sarà finanziata attraverso:

1. un aumento di capitale di Lottomatica offerto in opzione agli azionisti della stessa per un importo di circa Euro 1.400.000.000,00; parte del complessivo aumento di capitale (fino ad un importo nominale massimo di Euro 1.670.000.000,00) da offrire in opzione agli azionisti che si propone in questa sede di delegare, e precisamente fino ad un importo nominale massimo di Euro 1.500.000.000,00, sarà destinato al finanziamento dell'acquisizione (l'"Aumento di Capitale a servizio dell'Acquisizione");

2. l'emissione, da parte di Lottomatica, del Prestito Obbligazionario menzionato nell'ambito dell'illustrazione del quarto punto all'ordine del giorno della presente assemblea, con scadenza al 2066;

3. un finanziamento senior di un importo di circa 2,260 miliardi di dollari statunitensi (corrispondenti a circa Euro 1.900.000.000), in più tranches, che sarà erogato a Gold Acquisition Corp. e garantito da Lottomatica.

Ai fini del finanziamento dell'Acquisizione, sono stati sottoscritti da Lottomatica, la controllante De Agostini S.p.A. e due primarie banche internazionali - Credit Suisse First Boston (Europe) Limited, ora Credit Suisse Securities (Europe)

Limited, e Goldman Sachs International - accordi preliminari (meglio descritti nella Relazione sull'Aumento di Capitale Delegato) funzionali, al verificarsi di alcune condizioni, alla disponibilità delle fonti di finanziamento dell'Acquisizione.

In particolare, in forza di tali accordi preliminari, tra l'altro, tali banche hanno assunto l'impegno di stipulare accordi definitivi di garanzia, per effetto dei quali le predette banche garantiranno, in via parziaria e non solidale, subordinatamente al verificarsi di condizioni usuali in operazioni di questo tipo nei mercati internazionali, il buon fine dell'Aumento di Capitale a servizio dell'Acquisizione ed il buon fine dell'emissione del Prestito Obbligazionario.

Per quanto riguarda l'Aumento di Capitale al servizio dell'Acquisizione, ai sensi del contratto preliminare di garanzia meglio descritto nella Relazione sull'Aumento di capitale delegato, le predette banche assumeranno, subordinatamente al verificarsi di condizioni usuali in questo tipo di operazioni, l'impegno di sottoscrivere le azioni corrispondenti ai diritti di opzione eventualmente non esercitati ad esito dell'offerta in opzione e dell'offerta in borsa a norma dell'art. 2441, comma 3, cod. civ., al netto delle azioni oggetto degli impegni assunti da De Agostini nel medesimo contratto preliminare di garanzia.

In particolare, come illustrato nella Relazione sull'Aumento di Capitale Delegato, in relazione all'Aumento di Capitale a

servizio dell'Acquisizione, nell'ambito del contratto preliminare di garanzia la controllante De Agostini S.p.A. si è impegnata, tra l'altro, ad assumere nell'accordo definitivo di garanzia, subordinatamente al verificarsi di condizioni usuali in questo tipo di accordi, l'impegno a: (i) sottoscrivere e (ii) a far sottoscrivere a Nuova Tirrena S.p.A. tutte le azioni che saranno offerte in opzione in proporzione alla partecipazione detenuta direttamente in Lottomatica dalle stesse società.

La proposta di conferire delega agli amministratori, ai sensi dell'art. 2443 cod. civ., per l'aumento del capitale sociale è, alla luce di quanto precede, funzionalmente connessa all'Acquisizione. Infatti, l'Aumento di Capitale a servizio dell'Acquisizione (fino all'importo nominale massimo di Euro 1.500 milioni), che sarà offerto in opzione agli azionisti, è destinato a procurare parte delle risorse necessarie per il finanziamento dell'Acquisizione.

La residua parte dell'aumento di capitale complessivo che si propone all'assemblea straordinaria di delegare al Consiglio di Amministrazione (fino all'importo nominale massimo di Euro 170 milioni), che sarà offerta in opzione ai soci, è funzionale al Prestito Obbligazionario i cui termini e condizioni sono descritti nella Relazione sull'Aumento di Capitale Delegato (l'"Aumento di Capitale funzionale al Prestito Obbligazionario").

A tale riguardo ricorda che, ai sensi del regolamento del Prestito Obbligazionario, allo stato ancora in fase di negoziazione, prima dell'emissione del Prestito Obbligazionario, la Società deve aver deliberato, ovvero conferito agli amministratori delega a deliberare, un aumento del capitale sociale a servizio del pagamento di almeno due annualità di interessi del Prestito Obbligazionario.

Tale previsione mira a tutelare i portatori delle obbligazioni dal rischio che Lottomatica non disponga di risorse sufficienti ad effettuare il pagamento di interessi dovuti sul Prestito Obbligazionario. In difetto del concreto verificarsi di tale ipotesi, pertanto, l'Aumento di Capitale funzionale al Prestito Obbligazionario non sarebbe eseguito.

Tenuto conto di tale finalità, l'importo dell'Aumento di Capitale funzionale al Prestito Obbligazionario è stato prudenzialmente determinato (tenuto conto che, allo stato, il tasso di interesse del Prestito Obbligazionario non è ancora stato fissato) in misura elevata per consentire il pagamento di due o tre annualità di interessi.

Infine, altra parte dell'aumento di capitale complessivo che si propone all'assemblea straordinaria di delegare al Consiglio di Amministrazione (fino all'importo nominale massimo di Euro 50 milioni) sarà, invece, destinata al servizio del Piano (l'"Aumento di Capitale a servizio del Piano") e sarà offerta in sottoscrizione a dipendenti di Lottomatica e/o di sue con-

trollate.

Alla luce delle predette esigenze, il Consiglio di Amministrazione propone all'assemblea straordinaria degli azionisti di Lottomatica di deliberare la modifica dell'art. 5 (capitale Sociale) dello statuto, con introduzione dell'art. 5.4, per delegare agli amministratori, ai sensi dell'art. 2443 cod. civ., la facoltà di aumentare a pagamento il capitale sociale, in una o più volte, per un importo complessivo massimo di nominali Euro 1.720.000.000,00, di cui fino all'importo nominale massimo di Euro 1.670.000.000,00 da offrire in opzione agli azionisti, e fino all'importo nominale massimo di Euro 50.000.000,00 da offrire in sottoscrizione a dipendenti di Lottomatica S.p.A. e/o di sue controllate, con esclusione del diritto di opzione, ai sensi dell'art. 2441, ultimo comma, cod. civ., per il periodo massimo di cinque anni dalla data in cui sarà assunta la relativa deliberazione dell'Assemblea Straordinaria, con attribuzione agli amministratori del potere di determinare, di volta in volta, modalità, termini e condizioni dell'aumento di capitale, ivi compreso il prezzo di sottoscrizione, comprensivo dell'eventuale sovrapprezzo, anche tenendo conto delle condizioni dei mercati finanziari, nonché dell'andamento delle quotazioni delle azioni Lottomatica registrati nell'imminenza dell'operazione, secondo le ulteriori modalità e termini che saranno di seguito meglio descritti. In particolare, dell'importo nominale complessivo massimo di Euro

1670 milioni, da offrire in opzione ai soci:

- un importo nominale massimo di Euro 1.500 milioni sarà destinato all'Aumento di Capitale a servizio dell'Acquisizione;

- un importo nominale massimo di Euro 170 milioni sarà destinato all'Aumento di Capitale funzionale al Prestito Obbligazionario.

L'importo nominale massimo di Euro 50 milioni sarà invece destinato all'Aumento di Capitale a servizio del Piano e sarà offerto in sottoscrizione a dipendenti della Società e/o di sue controllate ai sensi dell'art. 2441, ultimo comma, cod. civ..

Le azioni che saranno emesse in esecuzione della predetta delega, che si propone oggi di conferire, ciascuna del valore nominale di Euro 1, avranno le stesse caratteristiche di quelle in circolazione e godimento pari a quello delle azioni ordinarie Lottomatica negoziate sul Mercato Telematico Azionario organizzato e gestito da Borsa Italiana S.p.A. al momento dell'esecuzione dell'aumento di volta in volta deliberato dal Consiglio di Amministrazione in esercizio della delega e saranno munite, pertanto, delle cedole in corso a ciascuna di tali date.

Tenuto conto delle citate esigenze in relazione alle quali si propone di attribuire agli amministratori la delega ad aumentare il capitale sociale, si propone che il Consiglio di Amministrazione possa, di volta in volta, definire le caratteri-

stiche degli aumenti di capitale da deliberare in esercizio della delega, tra le quali, per ogni emissione:

- il prezzo di emissione delle nuove azioni (inclusivo dell'eventuale sovrapprezzo), che potrà quindi anche essere diverso per ogni emissione, come meglio precisato nel seguito, entro i limiti che saranno fissati da questa Assemblea e secondo la migliore prassi in materia, tenendo conto anche delle condizioni di mercato e dell'andamento del titolo Lottomatica nell'imminenza dell'operazione, fermo restando che il prezzo di emissione delle azioni rivenienti dall'Aumento di Capitale a servizio del Piano dovrà essere pari al prezzo di emissione delle azioni oggetto dell'Aumento di Capitale a servizio dell'Acquisizione;
- il numero di azioni da emettersi ed il rapporto di sottoscrizione nell'esercizio del diritto di opzione, limitatamente all'Aumento di Capitale a servizio dell'Acquisizione ed all'Aumento di Capitale funzionale al Prestito Obbligazionario;
- i termini per la sottoscrizione delle azioni di nuova emissione e la previsione secondo la quale, qualora l'aumento di capitale di volta in volta deliberato non sia integralmente sottoscritto entro il termine di volta in volta all'uopo fissato, il capitale risulti aumentato di un importo pari alle sottoscrizioni raccolte fino allo spirare di tale termine.

Come precisato in precedenza, quindi, il prezzo di emissione

delle nuove azioni (inclusivo dell'eventuale sovrapprezzo), unitamente a tutti gli altri termini e condizioni di ogni emissione di azioni nell'ambito dell'aumento di capitale che si propone di delegare ai sensi dell'art. 2443 cod. civ., verrà determinato dal Consiglio di Amministrazione di volta in volta e potrà pertanto essere diverso per ogni emissione.

Nella determinazione del prezzo di emissione, il Consiglio di Amministrazione di volta in volta terrà conto, tra l'altro, delle condizioni di mercato, nonché dei prezzi di riferimento delle azioni Lottomatica registrati nell'imminenza dell'operazione e, almeno con riferimento all'Aumento di Capitale a Servizio dell'Acquisizione (ed all'Aumento di Capitale al servizio del Piano tenuto conto di quanto sopra precisato in merito al prezzo di sottoscrizione delle azioni che saranno emesse in attuazione di tale aumento di capitale), applicherà uno sconto sul TERP (Theoretical ex-rights price), da stabilirsi anche d'intesa con le citate primarie banche internazionali al fine di favorire la sottoscrizione da parte degli azionisti e pertanto, sempre d'intesa con tali banche, stabilirà il relativo prezzo di emissione.

Il numero di azioni da emettersi di volta in volta in esecuzione della delega, ed il relativo rapporto di sottoscrizione nell'esercizio del diritto di opzione, limitatamente all'Aumento di Capitale a servizio dell'Acquisizione ed all'Aumento di Capitale funzionale al Prestito Obbligaziona-

rio, sarà di conseguenza determinato dal Consiglio di Amministrazione una volta stabilito il prezzo di emissione, così come saranno di volta in volta fissati dal Consiglio di Amministrazione, che determinerà la tempistica di ogni emissione, i termini per la sottoscrizione delle azioni di nuova emissione.
Ogni relativa delibera del Consiglio di Amministrazione prevederà che, qualora l'aumento di capitale di volta in volta deliberato non sia integralmente sottoscritto entro il termine di volta in volta all'uopo fissato, il capitale risulti aumentato di un importo pari alle sottoscrizioni raccolte fino allo spirare di tale termine.
Quanto alla tempistica di esecuzione della delega, si ricorda che nell'esercizio della delega, il Consiglio di Amministrazione stabilirà, di volta in volta, nella relativa delibera, il periodo di esecuzione di ogni aumento di capitale, tenendo conto anche delle condizioni dei mercati finanziari e fermo restando che la delega potrà essere esercitata per il periodo massimo di cinque anni dalla data odierna.
Attualmente si prevede che l'Aumento di Capitale a servizio dell'Acquisizione sia eseguito entro il mese di giugno 2006.
Quanto all'Aumento di Capitale al servizio del Piano, si prevede che il medesimo sia eseguito una volta perfezionata l'Acquisizione al quale è subordinato, e comunque entro la fine del 2006.
Non è invece possibile, allo stato, prevedere la tempistica

dell'Aumento di Capitale funzionale al Prestito Obbligazionario in quanto, come indicato in precedenza, lo stesso è volto a tutelare i titolari delle obbligazioni dal rischio che Lottomatica non disponga di risorse sufficienti ad effettuare il pagamento di interessi dovuti sul Prestito Obbligazionario. In difetto del concreto verificarsi di tale ipotesi, pertanto, l'Aumento di Capitale funzionale al Prestito Obbligazionario non sarebbe eseguito.

Tenuto conto della circostanza che termini e condizioni dell'aumento di capitale che si propone di delegare agli amministratori e del Prestito Obbligazionario non sono ancora definiti, con riguardo agli effetti di tali operazioni sull'andamento economico e sulla situazione patrimoniale di Lottomatica ci si limita a ricordare che l'Aumento di Capitale a servizio dell'Acquisizione (tenuto conto di quanto precisato in merito alla destinazione dello stesso) comporterà un aumento delle disponibilità liquide per circa 1,4 miliardi di euro ed un aumento del capitale sociale e della riserva sovrapprezzo per un ammontare complessivo di circa 1,4 miliardi di euro.

Si ricorda, infine, che come precisato nella Relazione sull'Aumento di Capitale Delegato, benché il Consiglio di Amministrazione della Società non abbia ancora assunto alcuna determinazione o deliberazione al riguardo, si fa presente che, qualora il Merger Agreement dovesse essere sciolto o ri-

solto, o comunque venir meno (e conseguentemente l'Acquisizione non avesse più luogo), dopo la data odierna, ma prima dell'offerta delle azioni di nuova emissione rivenienti dall'Aumento di Capitale a servizio dell'Acquisizione, e/o prima dell'offerta delle azioni di nuova emissione rivenienti dall'Aumento di Capitale al servizio del Piano

- sarà in ogni caso assicurata la tempestiva informativa al mercato;
- verosimilmente non si farà luogo all'offerta delle azioni oggetto dell'Aumento di Capitale a servizio dell'Acquisizione;

e

- certamente il Consiglio di Amministrazione non eserciterà la delega relativa all'Aumento di Capitale a servizio del Piano, essendo l'esecuzione del Piano condizionata al perfezionamento dell'Acquisizione.

Verosimilmente, comunque, il Consiglio di Amministrazione assumerà le opportune deliberazioni in merito a tale ipotesi ed all'ipotesi in cui uno di tali eventi si verifichi successivamente alla promozione dell'offerta delle azioni di nuova emissione oggetto dell'Aumento di Capitale a servizio dell'Acquisizione.

Propone l'omissione della lettura integrale della relazione illustrativa del consiglio di amministrazione sul punto in esame, considerato che la stessa è stata depositata a norma di legge e di regolamento presso le sedi di Lottomatica e di Bor-

sa Italiana fin dal 28 marzo scorso è presso Consob fin dal 10 marzo scorso, ed è stata altresì messa a disposizione degli azionisti all'entrata in sala.

Il Presidente passa quindi la parola a me Notaio per la lettura esclusivamente della proposta di deliberazione contenuta nella predetta relazione illustrativa, della quale io Notaio do lettura e che viene qui di seguito riportata:

"Signori Azionisti, qualora concordiate con quanto proposto, Vi invitiamo ad approvare le seguenti deliberazioni:

"L'Assemblea degli azionisti di Lottomatica in sede Straordinaria:

- esaminata e discussa la relazione illustrativa del Consiglio di Amministrazione;
- preso atto dei termini e delle modalità, nonché delle fonti di finanziamento dell'acquisizione dell'intero capitale sociale di GTECH Holdings Corporation, ampiamente descritti nella stessa relazione illustrativa;
- preso atto della delibera di cui al punto 3 dell'ordine del giorno dell'Assemblea in data odierna relativa al piano di attribuzione di azioni a dipendenti di Lottomatica e/o di sue controllate, illustrato nella relazione sul punto 3 dell'ordine del giorno dell'Assemblea;
- preso atto delle proposte di modifica dello statuto sociale;
- preso atto dell'attestazione del Presidente del Collegio Sindacale che il capitale è interamente sottoscritto e versa-

to;

delibera

1. di attribuire al Consiglio di Amministrazione, per il periodo massimo di cinque anni dalla data della presente deliberazione, ai sensi dell'art. 2443 del codice civile, la facoltà di aumentare a pagamento il capitale sociale, in una o più volte, per un importo complessivo massimo di nominali Euro 1.720.000.000,00, di cui fino all'importo nominale massimo di Euro 1.670.000.000,00 da offrire in opzione agli azionisti, fino all'importo nominale massimo di Euro 50.000.000,00 da offrire in sottoscrizione a dipendenti di Lottomatica S.p.A. e/o di sue controllate, con esclusione del diritto di opzione, ai sensi dell'art. 2441, ultimo comma, cod. civ.. Nell'esercizio della predetta facoltà, agli amministratori è attribuita ogni più ampia facoltà di determinare, di volta in volta, modalità, termini e condizioni dell'aumento di capitale, compresi il numero di azioni da emettersi di volta in volta in esecuzione della delega, il prezzo di sottoscrizione (comprensivo di eventuale sovrapprezzo), ed il relativo rapporto di sottoscrizione nell'esercizio del diritto di opzione in relazione alle azioni da offrire in opzione agli azionisti.

In particolare il prezzo di sottoscrizione, comprensivo dell'eventuale sovrapprezzo, delle nuove azioni sarà determinato dal Consiglio di Amministrazione anche tenendo conto delle condizioni dei mercati finanziari, nonché dell'andamento

delle quotazioni delle azioni Lottomatica registrati nell'imminenza dell'operazione.

Le delibere del Consiglio di Amministrazione fisseranno di volta in volta apposito termine per la sottoscrizione delle azioni e prevederanno che, qualora l'aumento deliberato non venga sottoscritto entro il termine di volta in volta all'uopo fissato, il capitale risulterà aumentato di un importo pari alle sottoscrizioni raccolte fino a tale termine.

Al Consiglio di Amministrazione è, inoltre, conferita ogni facoltà relativa all'emissione delle nuove azioni - da emettersi di volta in volta ai sensi della presente delibera - e per apportare all'articolo 5 dello statuto sociale le variazioni dell'entità numerica del capitale sociale e del numero di azioni rappresentative dello stesso conseguenti all'esecuzione di ogni aumento del capitale sociale;

2. di modificare l'articolo 5 dello statuto sociale, nei termini di seguito indicati, inserendo l'art. 5.4, e di approvare, per l'effetto, il nuovo testo di detto statuto sociale, che viene allegato al presente verbale.

Di seguito é riportato il nuovo testo dell'articolo 5 dello statuto sociale, che reca anche la modifica dell'art. 5.3 (vii), lett. a), oggetto della proposta di modifica di cui al quarto punto dell'ordine del giorno dell'odierna assemblea:

" Art. 5

Art. 5.1 Alla data del [-] 2005, il capitale sociale, delibe-

rato per totali Euro [-], risulta sottoscritto e versato per Euro [-] suddiviso in numero di [-] azioni ordinarie del valore nominale di Euro 1,00 ciascuna e aventi tutte parità di diritti.

Art. 5.2 In caso di aumento a pagamento del capitale sociale, il diritto d'opzione può essere escluso con deliberazione dell'assemblea o, nel caso in cui sia stato a ciò delegato, del consiglio di amministrazione, nei limiti e con le modalità previsti dall'art. 2441, comma 4, secondo periodo, del Codice Civile.

Art. 5.3 L'assemblea straordinaria degli azionisti del 21 settembre 2005 ha deliberato, con termine iniziale dalla data di efficacia della fusione per incorporazione di Fineurogames S.p.A. e Lottomatica S.p.A. nella Società:

(i) un aumento a pagamento del capitale sociale, in forma scindibile, per massimi Euro 2.439.110,00 (duemilioniquattrocentotrentanovemilacentodieci), con emissione, anche in più tranches, di massime n. 2.439.110 (duemilioniquattrocentotrentanovemilacentodieci) nuove azioni ordinarie del valore nominale di Euro 1,00 cadauna, godimento regolare, con esclusione del diritto di opzione ai sensi dell'art. 2441, comma 5, del codice civile, al servizio dell'esercizio delle n. 2.439.110 (duemilioniquattrocentotrentanovemilacentodieci) opzioni già assegnate ed ancora esercitabili nell'ambito del piano di stock option riservato a dipendenti della Società e

di altre società dalla stessa direttamente o indirettamente controllate, in conformità a quanto deliberato dall'assemblea straordinaria dell'incorporata Lottomatica S.p.A. in data 14 aprile 2003 e dal consiglio di amministrazione di quest'ultima in data 11 giugno 2003, fissando quale termine ultimo per le sottoscrizioni la data del 31 dicembre 2008;

(ii) un aumento a pagamento del capitale sociale, in forma scindibile, per massimi Euro 1.422.667,00 (unmilionequattro-centoventiduemi-laseicentosessantasette) con emissione, anche in più tranches, di massime n. 1.422.667 (unmilione quattro-centoventiduemilaseicento-sesssantasette) nuove azioni ordinarie del valore nominale di Euro 1,00 cadauna, godimento regolare, con esclusione del diritto di opzione ai sensi dell'art. 2441, comma 5, del Codice Civile, al servizio dell'esercizio delle n. 1.422.667 (unmilionequattrocento-ventiduemilaseicentosessantasette) opzioni già assegnate ed ancora esercitabili nell'ambito del piano di stock option riservato ad amministratori della Società, in conformità a quanto deliberato dall'assemblea straordinaria dell'incorporata Lottomatica S.p.A. in data 14 aprile 2003 e dal consiglio di amministrazione di quest'ultima in data 11 giugno 2003, fissando quale termine ultimo per le sottoscrizioni la data del 31 dicembre 2008;

(iii) un aumento a pagamento del capitale sociale, in forma scindibile, per massimi Euro 223.175,00 (duecentoventitremila-

"Piano di stock option Lottomatica 2005-2010 riservato a dirigenti" della Società e/o di sue controllate in conformità a quanto deliberato in data 12 aprile 2005 dall'assemblea straordinaria dell'incorporata Lottomatica S.p.A., in data 12 maggio e 21 luglio 2005 dal consiglio di amministrazione di quest'ultima ed eseguito dai consiglieri all'uopo delegati, fissando quale termine ultimo per le sottoscrizioni la data del 31 dicembre 2010;

(v) un aumento a pagamento del capitale sociale, in forma scindibile, per massimi Euro 57.016,00 (cinquantasettemilasedici), con emissione, anche in più tranches, di massime n. 57.016 (cinquantasettemilasedici) nuove azioni ordinarie del valore nominale di Euro 1,00 cadauna, godimento regolare, con esclusione del diritto di opzione ai sensi dell'art. 2441, comma 5, cod. civ., al servizio del "Piano di stock option Lottomatica 2005-2010 riservato a dirigenti" di Lottomatica e/o di sue controllate in relazione alle n. 57.016 (cinquantasettemilasedici) opzioni ancora assegnabili dall'incorporata Lottomatica S.p.A. nell'ambito di tale Piano, in conformità a quanto deliberato in data 12 aprile 2005 dall'assemblea straordinaria dell'incorporata Lottomatica S.p.A. e in data 12 maggio e 21 luglio 2005 dal consiglio di amministrazione di quest'ultima, fissando quale termine ultimo per le sottoscrizioni la data del 31 dicembre 2010;

(vi) un aumento a pagamento del capitale sociale, in forma

scindibile, per massimi Euro 219.812,00 (duecentodiciannovemilaottocentododici), con emissione, anche in più tranches, di massime n. 219.812 (duecentodiciannovemilaottocento-dodici) nuove azioni ordinarie del valore nominale di Euro 1,00 cadauna, godimento regolare, con esclusione del diritto di opzione ai sensi dell'art. 2441, comma 5, del Codice Civile, al servizio dell'esercizio delle n. 219.812 (duecentodiciannovemilaottocentododici) opzioni già assegnate dall'incorporata Lottomatica S.p.A. nell'ambito del "Piano di stock option Lottomatica 2005-2010 riservato ad amministratori" della Società in conformità a quanto deliberato in data 12 aprile 2005 dall'assemblea straordinaria dell'incorporata Lottomatica S.p.A., in data 12 maggio 2005 dal consiglio di amministrazione di quest'ultima ed eseguito dai consiglieri all'uopo delegati, fissando quale termine ultimo per le sottoscrizioni la data del 31 dicembre 2010;

(vii) la delega al consiglio di amministrazione, ai sensi dell'art. 2443, comma 2, del Codice Civile, per il periodo di cinque anni dalla data della deliberazione, della facoltà di aumentare il capitale sociale a pagamento, in una o più volte, per un ammontare nominale massimo di Euro 8.326.520,00 (ottomilioni trecentoventiseimilacinquecentoventi), con esclusione del diritto di opzione ai sensi dell'art. 2441, comma 4, secondo periodo, del Codice Civile, al servizio di operazioni di acquisizione di partecipazioni (anche mediante operazioni di

centosettantacinque), con emissione, anche in più tranches, di massime n. 223.175 (duecentoventitremilacentosettanta-cinque) nuove azioni ordinarie del valore nominale di Euro 1,00 cadauna, godimento regolare, con esclusione del diritto di opzione ai sensi dell'art. 2441, comma 5, del Codice Civile, al servizio dell'esercizio delle n. 223.175 (duecentoventitremilacentosettanta-cinque) opzioni già assegnate ed ancora esercitabili nell'ambito del piano di stock option riservato a dipendenti della Società e di altre società dalla stessa direttamente o indirettamente controllate in conformità a quanto deliberato dall'assemblea straordinaria dell'incorporata Lottomatica S.p.A. in data 14 aprile 2003 e dal consiglio di amministrazione di quest'ultima in data 13 maggio 2004, fissando quale termine ultimo per le sottoscrizioni la data del 31 dicembre 2008;

(iv) un aumento a pagamento del capitale sociale, in forma scindibile, per massimi Euro 297.580,00 (duecentonovantasettemilacinquecentoottanta), con emissione, anche in più tranches, di massime n. 297.580 (duecentonovantasettemilacinquecentoottanta) nuove azioni ordinarie del valore nominale di Euro 1,00 cadauna, godimento regolare, con esclusione del diritto di opzione ai sensi dell'art. 2441, comma 5, del Codice Civile, al servizio dell'esercizio delle n. 297.580 (duecentonovantasettemilacinquecentoottanta) opzioni già assegnate dall'incorporata Lottomatica S.p.A. nell'ambito del

[illegible] di stock option Lottomatica 2005-2010 riservato a diri-
genti della società [illegible] a
[illegible] deliberato in data [illegible] aprile 2005 dall'assemblea [illegible]
ordinaria dell'incorporata Lottomatica S.p.A., in data 12 [illegible]-
gio e 21 luglio 2005 dal consiglio di amministrazione di
quest'ultima ed eseguito dai consiglieri all'uopo [illegible]
[illegible] quale termine ultimo per le sottoscrizioni [illegible]



fusione o scissione) o di aziende o rami di azienda operanti nei settori di interesse strategico per la Società, senza alcun limite, e/o al servizio di uno o più piani di stock option riservati ad amministratori della Società ed a dirigenti della Società e/o di sue controllate, fino al limite massimo del 20% in ragione di anno, pari ad Euro 1.205.777,60 (unmilioneduecentocinquemilasettecentosettantasettevirgolasessanta) per il primo anno e ad Euro 1.780.185,60 (unmilionesettecentottantamilacentoottantacinque virgola sessanta) per ciascuno dei successivi, senza possibilità di cumulare la parte eventualmente non utilizzata nel corso di un dato anno con le parti di competenza degli anni successivi. Il consiglio di amministrazione, in conformità a quanto previsto dall'art. 2441, comma 4, secondo periodo, del Codice Civile, dovrà determinare il prezzo di emissione delle azioni attenendosi ai seguenti criteri:

a) in caso di aumenti di capitale al servizio di uno o più piani di stock option riservati ad amministratori della Società ed a dirigenti della Società e/o di sue controllate, il consiglio di amministrazione della Società dovrà determinare un prezzo di emissione corrispondente al valore di mercato delle azioni, tenendo conto della media dei prezzi di borsa dei titoli azionari della Società rapportata ad un arco di tempo significativo, e comunque non inferiore al loro valore normale secondo la normativa fiscale applicabile (valore nor-

male che sarà pari alla media aritmetica dei prezzi ufficiali registrati dalle azioni ordinarie della Società sul Mercato Telematico Azionario gestito da Borsa Italiana S.p.A. nel mese precedente l'attribuzione delle opzioni da parte del consiglio di amministrazione, intendendosi per "mese precedente" il periodo che andrà dalla data di assegnazione delle opzioni allo stesso giorno del mese precedente e fermo restando che in detto periodo, ai fini della determinazione della media aritmetica, si terrà conto solo dei giorni di borsa aperta in cui il prezzo ufficiale delle azioni ordinarie della Società sia stato effettivamente rilevato);

b) in caso di aumenti di capitale al servizio di operazioni di acquisizione di partecipazioni (anche mediante operazioni di fusione o scissione) o di aziende o rami di azienda operanti nei settori di interesse strategico per la Società, il consiglio di amministrazione della Società dovrà determinare un prezzo di emissione corrispondente al valore di mercato delle azioni, tenendo conto della media dei prezzi di borsa dei titoli azionari della società rapportata ad un arco di tempo significativo, o facendo applicazione dei criteri di valutazione più rappresentativi, quali, a titolo esemplificativo, il metodo delle quotazioni di borsa, il metodo dei flussi di cassa attualizzati o il metodo dei multipli di mercato.

Nuovo testo

Art. 5

Art. 5.1 Alla data del [-] 2005, il capitale sociale, deliberato per totali Euro [-], risulta sottoscritto e versato per Euro [-] suddiviso in numero di [-] azioni ordinarie del valore nominale di Euro 1,00 ciascuna e aventi tutte parità di diritti.

Art. 5.2 In caso di aumento a pagamento del capitale sociale, il diritto d'opzione può essere escluso con deliberazione dell'assemblea o, nel caso in cui sia stato a ciò delegato, del consiglio di amministrazione, nei limiti e con le modalità previsti dall'art. 2441, comma 4, secondo periodo, del Codice Civile.

Art. 5.3 L'assemblea straordinaria degli azionisti del 21 settembre 2005 ha deliberato, con termine iniziale dalla data di efficacia della fusione per incorporazione di Fineurogames S.p.A. e Lottomatica S.p.A. nella Società:

(i) un aumento a pagamento del capitale sociale, in forma scindibile, per massimi Euro 2.439.110,00 (duemilioniquattrocentotrentanovemilacentodieci), con emissione, anche in più tranches, di massime n. 2.439.110 (duemilioniquattrocentotrentanovemilacentodieci) nuove azioni ordinarie del valore nominale di Euro 1,00 cadauna, godimento regolare, con esclusione del diritto di opzione ai sensi dell'art. 2441, comma 5, del codice civile, al servizio dell'esercizio delle n. 2.439.110 (duemilioniquattrocentotrentanovemilacentodieci) opzioni già assegnate ed ancora esercitabili nell'ambito del

piano di stock option riservato a dipendenti della Società e di altre società dalla stessa direttamente o indirettamente controllate, in conformità a quanto deliberato dall'assemblea straordinaria dell'incorporata Lottomatica S.p.A. in data 14 aprile 2003 e dal consiglio di amministrazione di quest'ultima in data 11 giugno 2003, fissando quale termine ultimo per le sottoscrizioni la data del 31 dicembre 2008;

(ii) un aumento a pagamento del capitale sociale, in forma scindibile, per massimi Euro 1.422.667,00 (unmilionequattro-centoventiduemilaseicentosessantasette) con emissione, anche in più tranches, di massime n. 1.422.667 (unmilionequattrocen-toventiduemilaseicentosessantasette) nuove azioni ordinarie del valore nominale di Euro 1,00 cadauna, godimento regolare, con esclusione del diritto di opzione ai sensi dell'art. 2441, comma 5, del Codice Civile, al servizio dell'esercizio delle n. 1.422.667 (unmilionequattrocentoventiduemilaseicentosessan-tasette) opzioni già assegnate ed ancora esercitabili nell'ambito del piano di stock option riservato ad amministra-tori della Società, in conformità a quanto deliberato dall'assemblea straordinaria dell'incorporata Lottomatica S.p.A. in data 14 aprile 2003 e dal consiglio di amministra-zione di quest'ultima in data 11 giugno 2003, fissando quale termine ultimo per le sottoscrizioni la data del 31 dicembre 2008;

(iii) un aumento a pagamento del capitale sociale, in forma

scindibile, per massimi Euro 223.175,00 (duecentoventitremila-centosettantacinque), con emissione, anche in più tranches, di massime n. 223.175 (duecentoventitremilacentosettanta-cinque) nuove azioni ordinarie del valore nominale di Euro 1,00 cadauna, godimento regolare, con esclusione del diritto di opzione ai sensi dell'art. 2441, comma 5, del Codice Civile, al servizio dell'esercizio delle n. 223.175 (duecentoventitremilacentosettantacinque) opzioni già assegnate ed ancora esercitabili nell'ambito del piano di stock option riservato a dipendenti della Società e di altre società dalla stessa direttamente o indirettamente controllate in conformità a quanto deliberato dall'assemblea straordinaria dell'incorporata Lottomatica S.p.A. in data 14 aprile 2003 e dal consiglio di amministrazione di quest'ultima in data 13 maggio 2004, fissando quale termine ultimo per le sottoscrizioni la data del 31 dicembre 2008;

(iv) un aumento a pagamento del capitale sociale, in forma scindibile, per massimi Euro 297.580,00 (duecentonovantasettemilacinquecentoottanta), con emissione, anche in più tranches, di massime n. 297.580 (duecentonovantasettemilacinquecentoottanta) nuove azioni ordinarie del valore nominale di Euro 1,00 cadauna, godimento regolare, con esclusione del diritto di opzione ai sensi dell'art. 2441, comma 5, del Codice Civile, al servizio dell'esercizio delle n. 297.580 (duecentonovantasettemilacinquecentoottanta) opzioni già assegnate

dall'incorporata Lottomatica S.p.A. nell'ambito del "Piano di stock option Lottomatica 2005-2010 riservato a dirigenti" della Società e/o di sue controllate in conformità a quanto deliberato in data 12 aprile 2005 dall'assemblea straordinaria dell'incorporata Lottomatica S.p.A., in data 12 maggio e 21 luglio 2005 dal consiglio di amministrazione di quest'ultima ed eseguito dai consiglieri all'uopo delegati, fissando quale termine ultimo per le sottoscrizioni la data del 31 dicembre 2010;

(v) un aumento a pagamento del capitale sociale, in forma scindibile, per massimi Euro 57.016,00 (cinquantasettemilasedici), con emissione, anche in più tranches, di massime n. 57.016 (cinquantasettemilasedici) nuove azioni ordinarie del valore nominale di Euro 1,00 cadauna, godimento regolare, con esclusione del diritto di opzione ai sensi dell'art. 2441, comma 5, cod. civ., al servizio del "Piano di stock option Lottomatica 2005-2010 riservato a dirigenti" di Lottomatica e/o di sue controllate in relazione alle n. 57.016 (cinquantasettemilasedici) opzioni ancora assegnabili dall'incorporata Lottomatica S.p.A. nell'ambito di tale Piano, in conformità a quanto deliberato in data 12 aprile 2005 dall'assemblea straordinaria dell'incorporata Lottomatica S.p.A. e in data 12 maggio e 21 luglio 2005 dal consiglio di amministrazione di quest'ultima, fissando quale termine ultimo per le sottoscrizioni la data del 31 dicembre 2010;

(vi) un aumento a pagamento del capitale sociale, in forma scindibile, per massimi Euro 219.812,00 (duecentodiciannovemilaottocentododici), con emissione, anche in più tranches, di massime n. 219.812 (duecentodiciannovemilaottocentododici) nuove azioni ordinarie del valore nominale di Euro 1,00 cadauna, godimento regolare, con esclusione del diritto di opzione ai sensi dell'art. 2441, comma 5, del Codice Civile, al servizio dell'esercizio delle n. 219.812 (duecentodiciannovemilaottocentododici) opzioni già assegnate dall'incorporata Lottomatica S.p.A. nell'ambito del "Piano di stock option Lottomatica 2005-2010 riservato ad amministratori" della Società in conformità a quanto deliberato in data 12 aprile 2005 dall'assemblea straordinaria dell'incorporata Lottomatica S.p.A., in data 12 maggio 2005 dal consiglio di amministrazione di quest'ultima ed eseguito dai consiglieri all'uopo delegati, fissando quale termine ultimo per le sottoscrizioni la data del 31 dicembre 2010;

(vii) la delega al consiglio di amministrazione, ai sensi dell'art. 2443, comma 2, del Codice Civile, per il periodo di cinque anni dalla data della deliberazione, della facoltà di aumentare il capitale sociale a pagamento, in una o più volte, per un ammontare nominale massimo di Euro 8.326.520,00 (ottomilionitrecentoventiseimilacinquecentoventi), con esclusione del diritto di opzione ai sensi dell'art. 2441, comma 4, secondo periodo, del Codice Civile, al servizio di operazioni di

acquisizione di partecipazioni (anche mediante operazioni di fusione o scissione) o di aziende o rami di azienda operanti nei settori di interesse strategico per la Società, senza alcun limite, e/o al servizio di uno o più piani di stock option riservati ad amministratori della Società ed a dirigenti della Società e/o di sue controllate, fino al limite massimo del 20% in ragione di anno, pari ad Euro 1.205.777,60 (unmilioneduecentocinquemilasettecentosettantasettevirgolasessanta) per il primo anno e ad Euro 1.780.185,60 (unmilionesettecen- toottantamilacentoottantacinque virgola sessanta) per ciascuno dei successivi, senza possibilità di cumulare la parte eventualmente non utilizzata nel corso di un dato anno con le parti di competenza degli anni successivi. Il consiglio di amministrazione, in conformità a quanto previsto dall'art. 2441, comma 4, secondo periodo, del Codice Civile, dovrà determinare il prezzo di emissione delle azioni attenendosi ai seguenti criteri:

a) in caso di aumenti di capitale al servizio di uno o più piani di stock option riservati ad amministratori della Società ed a dirigenti della Società e/o di sue controllate, il consiglio di amministrazione della Società dovrà determinare un prezzo di emissione corrispondente al valore di mercato delle azioni, tenendo conto della media dei prezzi di borsa dei titoli azionari della Società rapportata ad un arco di tempo significativo, e comunque non inferiore al loro valore

normale secondo la normativa fiscale applicabile (valore normale che sarà pari alla media aritmetica dei prezzi ufficiali registrati dalle azioni ordinarie della Società sul Mercato Telematico Azionario gestito da Borsa Italiana S.p.A. nel mese precedente l'attribuzione delle opzioni da parte del consiglio di amministrazione, intendendosi per "mese precedente" il periodo che andrà dalla data di assegnazione delle opzioni esclusa allo stesso giorno del mese precedente e fermo restando che in detto periodo, ai fini della determinazione della media aritmetica, si terrà conto solo dei giorni di borsa aperta in cui il prezzo ufficiale delle azioni ordinarie della Società sia stato effettivamente rilevato);

b) in caso di aumenti di capitale al servizio di operazioni di acquisizione di partecipazioni (anche mediante operazioni di fusione o scissione) o di aziende o rami di azienda operanti nei settori di interesse strategico per la Società, il consiglio di amministrazione della Società dovrà determinare un prezzo di emissione corrispondente al valore di mercato delle azioni, tenendo conto della media dei prezzi di borsa dei titoli azionari della società rapportata ad un arco di tempo significativo, o facendo applicazione dei criteri di valutazione più rappresentativi, quali, a titolo esemplificativo, il metodo delle quotazioni di borsa, il metodo dei flussi di cassa attualizzati o il metodo dei multipli di mercato.

Art. 5.4 L'assemblea straordinaria del 12 aprile 2006 ha at-

tribuito al Consiglio di Amministrazione, per il periodo massimo di cinque anni dalla data del 12 aprile 2006, ai sensi dell'art. 2443 del codice civile, la facoltà di aumentare a pagamento il capitale sociale, in una o più volte, per un importo complessivo massimo di nominali Euro 1.720.000.000,00 (unmiliardosettecentoventimilioni), di cui fino all'importo nominale massimo di Euro 1.670.000.000,00 (unmiliardoseicentosettantamilioni) da offrire in opzione agli azionisti e fino all'importo nominale massimo di Euro 50.000.000,00 (cinquantamilioni) da offrire in sottoscrizione a dipendenti di Lottomatica S.p.A. e/o di sue controllate, con esclusione del diritto di opzione, ai sensi dell'art. 2441, ultimo comma, cod. civ.. Nell'esercizio della predetta facoltà, agli amministratori è attribuita ogni più ampia facoltà di determinare, di volta in volta, modalità, termini e condizioni dell'aumento di capitale, compresi il numero di azioni da emettersi di volta in volta in esecuzione della delega, il prezzo di sottoscrizione (comprensivo di eventuale sovrapprezzo), ed il relativo rapporto di sottoscrizione nell'esercizio del diritto di opzione in relazione alle azioni da offrire in opzione agli azionisti.

In particolare, il prezzo di sottoscrizione, comprensivo dell'eventuale sovrapprezzo, delle nuove azioni sarà determinato dal Consiglio di Amministrazione anche tenendo conto delle condizioni dei mercati finanziari, nonché dell'andamento delle quotazioni delle azioni Lottomatica registrati

nell'imminenza dell'operazione.

Le delibere del Consiglio di Amministrazione fisseranno di volta in volta apposito termine per la sottoscrizione delle azioni e prevederanno che, qualora l'aumento deliberato non venga sottoscritto entro il termine di volta in volta all'uopo fissato, il capitale risulterà aumentato di un importo pari alle sottoscrizioni raccolte fino a tale termine.

Al Consiglio di Amministrazione è conferita ogni facoltà relativa all'emissione delle nuove azioni - da emettersi di volta in volta ai sensi del presente art. 5.4 - e per apportare all'articolo 5 dello Statuto Sociale le variazioni dell'entità numerica del capitale sociale e del numero di azioni rappresentative dello stesso conseguenti all'esecuzione di ogni aumento del capitale sociale."

2. di conferire disgiuntamente al Presidente e Amministratore Delegato e a ciascuno dei Consiglieri i poteri occorrenti per provvedere a quanto necessario per l'esecuzione della delibera in oggetto e per l'espletamento dei conseguenti adempimenti legislativi e regolamentari, ivi incluso, in particolare, l'adempimento di ogni formalità necessaria affinché le stesse siano iscritte nel Registro delle Imprese."

Il Presidente dichiara quindi aperta la discussione in merito alla proposta di deliberazione di cui io Notaio ho appena dato lettura.

Alla luce delle sottoscrizioni raccolte alla data odierna, il

punto 5.1 dell'articolo 6 va integrato nel modo seguente: "Alla data del 12 aprile 2006, il capitale sociale, deliberato per totali Euro 93.668.640,00, risulta sottoscritto e versato per Euro 91.858.114,00 suddiviso in numero di 91.858.114 azioni ordinarie del valore nominale di Euro 1,00 ciascuna e aventi tutte parità di diritti."

In mancanza di richieste di intervento il Presidente informa che non vi sono state variazioni nel numero dei soci intervenuti e che pertanto sono ora presenti n. 98 persone, portatrici in proprio o per delega di n. 54.052.977 azioni ordinarie, pari al 58,844% del capitale con diritto di voto.

Pone quindi in votazione la proposta del consiglio di amministrazione relativa al quinto punto all'ordine del giorno.

Le votazioni avvengono in modo palese, per alzata di mano, e danno il seguente esito:

Favorevoli: n. 52.957.194 azioni pari al 97,973% del capitale votante ed al 57,651% del capitale sociale.

Contrari: n. 1.095.783 azioni pari al 2,027% del capitale votante ed all'1,193% del capitale sociale.

Astenuti: nessuno.

Con la proclamazione dell'esito della votazione, il Presidente rileva e dichiara che la proposta del Consiglio di Amministrazione è stata approvata con la sopra indicata maggioranza.

L'Ing. Rosario BIFULCO dà quindi atto che è stata conclusa la trattazione degli argomenti all'ordine del giorno della odier-

na Assemblea ordinaria e straordinaria.

Egli informa che nella riunione del Consiglio di Amministrazione che si terrà subito dopo il termine dell'assemblea, rassegnerà le dimissioni da Presidente del Consiglio di Amministrazione, come per altro già accennato, mantenendo la carica di Amministratore Delegato fino al Closing e quella di Consigliere di Amministrazione fino al termine del triennio.

Dichiara di potere ragionevolmente ritenere che nel corso della stessa riunione sarà proposta la nomina a Presidente del Consiglio di Amministrazione del Consigliere Lorenzo Pellicioli, Amministratore Delegato della DE AGOSTINI S.p.A..

Egli ringrazia per la splendida collaborazione di cui ha potuto beneficiare nell'espletamento delle sue funzioni di Amministratore Delegato e Presidente della Società e formula a tutti ed alla Società gli auspici più favorevoli.

Interviene quindi il Consigliere Lorenzo Pellicioli, che, in qualità di rappresentante della DE AGOSTINI S.p.A., ringrazia l'Ing. BIFULCO per l'impegno profuso e i risultati eccezionali raggiunti; durante la sua gestione il valore del Gruppo si è triplicato e sono stati distribuiti dividendi per centinaia di milioni di euro; ed i risultati del bilancio appena approvato ne sono la ennesima conferma. Le dimissioni, peraltro, sono relativi soltanto alla carica di Presidente e quindi la società potrà ancora avvalersi del suo contributo come Amministratore Delegato fino al Closing e come consigliere di ammini-

strazione poi.

L'Ing. Rosario BIFULCO ringrazia tutti gli intervenuti e dichiara sciolta l'assemblea alle ore tredici e cinquanta.

Vengono allegati al presente Verbale per formarne parte integrante e sostanziale:

sub "A": Elenco nominativo degli azionisti intervenuti in proprio e per delega al momento di apertura della trattazione dell'ordine del giorno e rimasto invariato per tutte le votazioni e fino al termine dell'assemblea;

sub "B": Prospetto della votazione sulla Approvazione del bilancio (punto 1 dell'O.d.g.), con dettaglio nominativo dei favorevoli, degli astenuti e dei contrari;

sub "C": Prospetto della votazione sulla approvazione della distribuzione delle riserve (punto 2 dell'O.d.g.), con dettaglio nominativo dei favorevoli, degli astenuti e dei contrari;

sub "D": Prospetto della votazione sulla approvazione del piano di attribuzione di azioni riservato a dipendenti di Lottomatica S.p.A. e/o di sue controllate (punto 3 dell'O.d.g.), con dettaglio nominativo dei favorevoli, degli astenuti e dei contrari;

sub "E": Prospetto della votazione sulla proposta di modifiche statutarie (punto 4 dell'O.d.g.), con dettaglio nominativo dei favorevoli, degli astenuti e dei contrari;

sub "F": Prospetto della votazione sul conferimenti al Consiglio di Amministrazione della facoltà di aumentare il capitale

sociale a sensi dell'art. 2443 del cod. civ. (punto 5 dell'O.d.g.), con dettaglio nominativo dei favorevoli, degli astenuti e dei contrari;

sub "G": Fascicolo di bilancio societario e di bilancio consolidato al 31.12.2005;

sub "H": Nuovo testo dello statuto sociale.

Sub "I": Relazione illustrativa del C.d.A. sul Piano di attribuzione di azioni.

Richiesto, io Notaio ho redatto il presente verbale che, dattiloscritto da persona di mia fiducia su novantuno intere pagine e parte della novantaduesima di ventitre fogli, ho letto al comparente che, esonerandomi dalla lettura degli allegati, lo approva. E' completato di mio pugno.

Firmato: Rosario Bifulco

Dr. Ignazio de Franchis Notaio (Sigillo)


SEC
RECEIVED
JUN 0 1 2006
PROCESSING
WASH., D.C.
199
SECTION

Friday - 04/14/2006

**Internal Dealing**

Internal dealing - Pdf file

**ATTACHMENT**

***(pursuant to Article 152-octies, par. 7 of Issuers' Regulation)***

| **1. RELEVANT UNDERSIGNED PERSON** | | | | | | | |
|---|---|---|---|---|---|---|---|
| **1.1 PERSONAL DATA** | | | | | | | |
| INDIVIDUALS | | | | | | | |
| SURNAME | **BIFULCO** | | NAME | **ROSARIO** | | SEX | **M** |
| TAX CODE<br>BFLRSR54P14F839P | | BIRTH DATE<br>14/09/1954 | | BIRTH PLACE<br>NAPOLI | (PV)<br>NAPOLI | COUNTRY<br>ITALIA | |
| DOMICILE | **VIALE DEL CAMPO BOARIO N. 56/D**<br>**ROMA** | | | | | | |
| ENTITIES | | | | | | | |
| CORPORATE NAME | | | | | | | |
| TAX CODE | | CORPORATE SHAPE | | DATE OF INCORPORATION (dd/mm/yyyy) | | | |
| HEADQUARTERS | | | | | | | |
| **1.2. RELATIONSHIP WITH THE CONCERNED ISSUER** | | | | | | | |
| C.1) MEMBER OF THE MANAGING BODY OR OF THE CONTROLLING BODY OR GENERAL OFFICER OR VICE GENERAL OFFICER OF THE ISSUER | | | | | | S/N<br>S | |
| C.2) OFFICER HAVING ACCESS TO PRIVILEGED INFORMATION ON A REGULAR BASIS AND EMPOWERED TO TAKE MANAGEMENT DECISIONS THAT ARE LIKELY TO AFFECT THE DEVELOPMENT AND THE PROSPECTIVES OF THE ISSUER | | | | | | S/N<br>N | |
| C.3) INDIVIDUAL OR ENTITY ACTING IN THE CAPACITY AS SET FORTH UNDER C.1) OR C.2) ABOVE WITHIN AN ISSUER'S SUBSIDIARY | | | | | | S/N<br>N | |
| C.4) HOLDER OF AT LEAST 10% OF THE ISSUER'S SHARE CAPITAL OR OF THE RELEVANT CONTROLLING INDIVIDUAL OR ENTITY | | | | | | S/N<br>N | |

| **2. ISSUER (OF LISTED SECURITIES)** | | | |
|---|---|---|---|
| CORPORATE NAME | **LOTTOMATICA S.P.A.** | TAX CODE | 8028081001 |

| **3. AUTHOR OF THE TRANSACTIONS** | | | | | | | |
|---|---|---|---|---|---|---|---|
| **3.1 NATURE OF THE AUTHOR OF THE TRANSACTIONS** | | | | | | | |
| RELEVANT PERSON | | | | | | **S** | |
| INDIVIDUAL STRICTLY RELATED TO A RELEVANT PERSON (SPOUSE, DEPENDENT CHILD, PARENT, COHABITING RELATIVE OR RELATIVE-IN-LAW) | | | | | | S/N<br>N | |
| ENTITY, PARTNERSHIP OR TRUST STRICTLY RELATED TO A RELEVANT INDIVIDUAL OR ENTITY OR TO ANY OF THE ABOVE SAID INDIVIDUALS | | | | | | S/N<br>N | |
| **3.2 PERSONAL DATA** | | | | | | | |
| INDIVIDUALS | | | | | | | |
| SURNAME | **BIFULCO** | | NAME | **ROSARIO** | | SEX | **M** |
| TAX CODE | | BIRTH DATE (dd/mm/yyyy) | | BIRTH PLACE | (PV) | COUNTRY | |
| PLACE OF RESIDENCE | | | | | | | |
| ENTITY, PARTNERSHIP, OR TRUST | | | | | | | |
| CORPORATE NAME | | | | | | | |
| TAX CODE | | CORPORATE SHAPE | | DATE OF INCORPORATION (dd/mm/yyyy) | | | |
| HEADQUARTERS | | | | | | | |

## 4.TRANSACTIONS

**SECTION A) : SHARES AND EQUIVALENT FINANCIAL INSTRUMENTS AND RELATED CONVERTIBLE BONDS**

| DATE | TRNS | ISIN CODE | SECURITY | NATURE | QUANTITY | PRICE (in €) | VALUE (in €) | EXECUTION | NOTES |
|---|---|---|---|---|---|---|---|---|---|
| 03/04/2006 | S | IT0003990402 | LOTTOMATICA | AZO | 276.000 | 14,63 | 4.037.880,00 | ESE-SO | |
| 03/04/2006 | V | IT0003990402 | LOTTOMATICA | AZO | 182.000 | 33,58604 | 6.112.659,28 | FMERC | * |
| 07/04/2006 | V | IT0003990402 | LOTTOMATICA | AZO | 94.000 | 36 | 3.384.000,00 | FMERC | |
| 07/04/2006 | A | IT0003990402 | LOTTOMATICA | AZO | 94.000 | 36,036 | 3.387.384,00 | FMERC | |
| | | | | | | | | | |
| | | | | | | | | | |
| | | | | | | | | | |
| TOTAL SECTION A (in €) | | | | | | | **16.921.923,28** | | |

**SECTION B) : OTHER FINANCIAL INSTRUMENTS RELATED TO SHARES PURSUANT TO ART. 152-sexies, par. 1, lett. b)**

| DATE | TRNS | NATURE | FACULTY | FIN. INSTRUMENT | | UNDERLYING SHARE | | EFFECT. INVESTMENT /DIVESTMENT | | | POT. INVESTMENT /DIVESTMENT (NOTIONAL) | | | EXP. DATE | NOTES |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | ISIN CODE | NAME | ISIN CODE | NAME | Q.TY | PR. € | VALUE € | Q.TY | PRICE € | VALUE € | | |
| | | | | | | | | | | | | | | | |
| | | | | | | | | | | | | | | | |
| | | | | | | | | | | | | | | | |
| | | | | | | | | | | | | | | | |
| | | | | | | | | | | | | | | | |
| | | | | | | | | | | | | | | | |
| | | | | | | | | | | | | | | | |
| | | | | | | | | | | | | | | | |
| TOTAL SECTION B (in €) | | | | | | | | | | | | | | | |
| TOTAL SECTION A + B (in €) | | | | | | | | | | | | **16.921.923,28** | | | |

***Note:***

In execution of the forward S&P agreement of no. 182,000 ordinary shares of Lottomatica S.p.A. deriving from the exercise of no. 182,000 stock option granted to Mr. Rosario Bifulco pursuant to the 2003-2005 stock-option plan, as made public on March 1, 2006.



**PRESS RELEASE**

## *LOTTOMATICA APPROVES FIRST QUARTER 2006 RESULTS*

***Revenues for the first quarter at 190.3 million euro vs 189,1 million euro in the first quarter 2005***

***EBITDA of 111.9 million euro vs 116.7 million euro as of March 31 2005***

***EBIT of 93.8 million euro (106.3 million euro as of March 31 2005)***

***Net income equal to 41.4 million euro (61.7 million euro in 1Q05)***

## *LOTTOMATICA AND GTECH PRO-FORMA CONSOLIDATED FINANCIAL DATA AS OF DECEMBER 31 2005 APPROVED*

## *APPROVED ISSUANCE OF 750 MILLION EURO SUBORDINATED INTEREST DEFERRABLE CAPITAL SECURITIES*

## *APPROVED EXECUTION OF SENIOR CREDIT FACILITES AGREEMENT AND THREE RELATED INTERCOMPANYAGREEMENTS*

## *COMBINED ENTITY STRATEGY*

*Rome April 27 2006* – The Board of Directors of Lottomatica chaired by Lorenzo Pellicioli approved today the consolidated accounts for the period ending March 31, 2006.

In the context of the proposed acquisition of GTECH Holidngs Corp. by Lottomatica, the Board of Directors: (i) resolved upon the approval of Lottomatica Pro-forma Consolidated Financial data as of December 31 2005 which give retroactive effect to the proposed Acquisition and the related financing transactions; such financial information will be included, inter alia, in the offering document for the capital securities, the issuance of which was also resolved upon today; (ii) approved the issuance of the 750 million euro subordinated interest deferrable capital securities to be offered to institutional investors; (iii) approved the execution, as guarantor of its subsidiary Gold Acquisition Corp., of a loan agreement denominated Senior Credit Facilities with Credit Suisse International, Credit Suisse Global Branch and Goldman Sach International as arrangers and lenders and Bank of America N.A. as agentand of three intercompany agreements related to the financing of the acquisition of GTECH.

## *1 ) LOTTOMATICA APPROVES FIRST QUARTER 2006 RESULTS*

| Consolidated Income Statement (million euro) | 31 March 2006 | *delta %* | 31 March 2005 |
|---|---|---|---|
| Revenues | 190.3 | *+0.6%* | 189.1 |
| EBITDA | 111.9 | *-4.1%* | 116.7 |
| ***EBITDA %*** | ***58.8%*** | | ***61.7%*** |
| EBIT | 93.8 | *-11.7%* | 106.3 |
| ***EBIT %*** | ***49.3%*** | | ***56.2%*** |
| Net Income | 41.4 | *-32.8%* | 61.7 |
| ***Net Income %*** | ***21.8%*** | | ***32.6%*** |

*(Note:1° quarter 2005 restated for IFRS)*

**First quarter 2006 closes with consolidated revenues totaling at 190.3 million euro, slightly increasing compared to 189.1 million euro as of March 31 2005.** The drop in Lotto revenues was entirely offset by the strong performance of the Instant and Traditional Lotteries and by the continuing growing of the Services segment.

**Lotto wagers reached 2,045 million euro with a decrease compared to 2,403 million euro of the first quarter 2005 which continued to benefit from "53" of Venice wheel (drawn in February 2005), but stabilized at the level of 1Q04 (of 1,961million euro).** Lottomatica totaled revenues of 132.4 million euro compared to 155.2 million euro as of March 31 2005 (-14.7%).

**Traditional and Instant Lotteries gross tickets sold strongly performed in the quarter reaching 855 million euro (compared to approx. 274 million euro in the first quarter of 2005)**. Instant lotteries alone sold 354 million tickets with a price point of 2.4 euro, thanks to the positive feedback of the 5 euro lottery "Miliardario". It is to be underlined also the good launch of the 2 euro lottery "Medaglia d'oro" related to the Turin winter Olympic Games. **Revenues for Lottomatica totaled 31 million euro, +209.8% vs 10 million euro in 1Q05.**

**Revenues for Services reached 19.4 million euro, growing 28.1% vs 15.1 million euro as of 31 March 2005**. Activities in the stamp duties field performed very well, together with the results for the Utility bills payment. The well known business of the electronic top ups for mobile telephone accounts reached in the period 53 million of top ups sold vs 48 million in 1Q05.

The EBITDA for the quarter totaled 111.9 million euro vs 116.7 million euro as of March 31 2005, influenced by the different mix of Revenues.

EBIT of the quarter reached 2006 was equal to 93.8 million euro decreasing for the higher depreciations.

Net Result reached 41.4 million euro (61.7 million euro as of March 31 2005).

Net Financial Position for the Group was equal to -48.4 million vs –89.7 as of December 31 2005, with a cash flow from investment activities of 13.9 million euro.

**Shareholders' Equity for the period closed at 599.9 vs 512.2 million euro as of December 31 2005.**

## *2 ) Lottomatica and Gtech Pro-forma Consolidated Financial data as of December 31 2005 approved*

The Board of Directors approved 2005 Lottomatica and Gtech Proforma consolidated financial data.

UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

The accompanying *pro forma* consolidated financial information contains the *pro forma* consolidated financial data as of and for the year ended December 31, 2005 of Lottomatica, which give retroactive effect to the proposed Acquisition and the related financing transactions.

The *pro forma* consolidated financial data as of and for the year ended December 31, 2005 were prepared by making appropriate *pro forma* adjustments to the historical consolidated financial statements of Lottomatica in order to give effect to the proposed Acquisition, as described below. The *pro forma* consolidated financial data follow the schemes adopted by Lottomatica and GTECH for the presentations of their historical IFRS consolidated financial data.

The consolidated financial statements of Lottomatica as of December 31, 2005 and for the year then ended prepared in accordance with IFRS as adopted by the EU were audited by Reconta Ernst & Young S.p.A., which issued its report on March 20, 2006.

The consolidated balance sheet of GTECH as of December 31, 2005 and the related consolidated income statement for the period from January 2, 2005 to December 31, 2005, prepared in accordance with IFRS as adopted by the EU (which were used for the preparation of the first complete IFRS financial statements of GTECH on the effective date of the Acquisition), prepared for the sole purpose of inclusion herein, were audited by Ernst & Young LLP, which issued its own report on March 14, 2006.

The *pro forma* consolidated reclassified financial data have been obtained on the basis of:

- the historical consolidated financial data of Lottomatica prepared in accordance with IFRS as adopted by the EU as of and for the year ended December 31, 2005;
- the historical consolidated financial data of GTECH prepared in accordance with IFRS as adopted by the EU (which were used for the preparation of the first complete IFRS consolidated balance sheet of GTECH on the effective

date of the Acquisition as of December 31, 2005 and for the period ended December 31, 2005); and

- the *pro forma* adjustments reflecting the proposed Acquisition and the related financing transactions envisaged to complete the proposed Acquisition.

In accordance with CONSOB Communication No. DEM/1052803 of July 5, 2001, the effects of the Acquisition have been shown retroactively in the *pro forma* consolidated balance sheet as if the Acquisition and the related financing transactions had taken place on December 31, 2005 and in the *pro forma* consolidated income statement as if they had taken place on January 1, 2005.

The *pro forma* adjustments made to the consolidated historical financial statements and the scope and assumptions upon which they are based are described in detail, in paragraphs 1, 2 and 3 of the explanatory notes below.

With respect to the accounting policies adopted by Lottomatica and GTECH in preparing their respective historical consolidated financial statements, reference is made to the notes to their respective consolidated financial statements as of and for the year ended December 31, 2005 prepared in accordance with IFRS as adopted by the EU, which have been previously released

In order to interpret the *pro forma* data correctly, it is necessary to bear in mind the following:

- since the *pro forma* data are prepared based on assumptions, if the Acquisition had taken place at the dates referred to for the purpose of preparing the *pro forma* consolidated financial data, instead of the date at which it is actually expected to take place, the results that are presented therein would not be necessarily obtained;

- the *pro forma* data are not a forecast since they are prepared to represent only the effects of the Acquisition that can be identified and measured, without considering the potential impact of changes in management policies and operational decisions made as a consequence of the Acquisition.

Further, in view of the difference between the scopes of *pro forma* and historical financial statements and the fact that the effects of the Acquisition are calculated differently for purposes of the balance sheet and the income statement, the two *pro forma* statements need to be read and examined separately, without attempting to establish any accounting relationship between them.

**Pro forma Consolidated Balance Sheet as of December 31, 2005**

| | **December 31, 2005 IFRS— Lottomatica** | **December 31, 2005 IFRS— GTECH** | ***Pro Forma* Adjustments** | **Note** | **December 31, 2005 IFRS *Pro Forma*** |
|---|---|---|---|---|---|
| | **(in thousands of Euro)** | | | | |
| **ASSETS** | | | | | |
| A) Non current assets | | | | | |
| Property, plant and equipment ............... | 158,248 | 647,112 | 241,990 | (A) | 1,047,350 |

| | | | | | |
|---|---|---|---|---|---|
| Goodwill | 663,613 | 280,718 | 2,289,307 | (B) | 3,233,638 |
| Intangibile assets | 10,774 | 52,509 | 1,143,601 | (C) | 1,206,884 |
| Other assets | 1,022 | 42,838 | 0 | | 43,860 |
| Deferred taxes | 55,009 | 77,610 | 4,725 | (D) | 137,344 |
| Total non-current assets | 888,666 | 1,100,787 | 3,679,623 | | 5,669,076 |
| B) Current assets | | | | | |
| Inventory | 14,436 | 91,197 | 22,060 | (E) | 127,693 |
| Accounts receivable trade and other receivables | 116,263 | 164,217 | 0 | | 280,480 |
| Investments in securities available for sale | 31,791 | 221,010 | 0 | | 252,801 |
| Other assets | 193,178 | 39,406 | 1,181 | (F) | 233,765 |
| Cash and cash equivalents | 246,163 | 151,321 | (397,484) | (G) | 0 |
| Total current assets | 601,831 | 667,151 | (374,243) | | 894,739 |
| Total assets | 1,490,497 | 1,767,938 | 3,305,380 | | 6,563,815 |
| Liabilities and Net shareholders' equity | | | | | |
| Shareholders' equity | 504,694 | 762,888 | 627,164 | (H) | 1,894,746 |
| Minority interest | 7,561 | 4,661 | 0 | | 12,222 |
| C) Non current liabilities | | | | | |
| Long term debt | 359,653 | 458,364 | 2,146,127 | (I) | 2,964,144 |
| Termination indemnities | 7,618 | 0 | 0 | | 7,618 |
| Deferred taxes | 44,233 | 125,857 | 524,350 | (J) | 694,440 |
| Other non current liabilities | 8,587 | 92,505 | (3,187) | (K) | 97,905 |
| Total non current liabilities | 420,091 | 676,726 | 2,667,290 | | 3,764,107 |
| D) Current liabilities | | | | | |
| Accounts payable trade and other payables | 305,006 | 225,394 | 0 | | 530,400 |
| Current portion of long-term debt and short-term borrowings | 7,996 | 15,944 | 5,953 | (L) | 29,893 |
| Other liabilities | 234,129 | 33,325 | 4,973 | (M) | 272,427 |
| Taxes payable | 11,020 | 49,000 | 0 | | 60,020 |
| Total current liabilities | 558,151 | 323,663 | 10,926 | | 892,740 |
| Total liabilities and shareholders' equity | 1,490,497 | 1,767,938 | 3,305,380 | | 6,563,815 |

## Pro Forma Consolidated Income Statement for the Year Ended December 31, 2005

| | 2005 IFRS— Lottomatica | 2005 IFRS— GTECH | *Pro Forma* Adjustments | Note | 2005 IFRS *Pro Forma* |
|---|---|---|---|---|---|
| | (in thousands of Euro) | | | | |
| Total revenue from sales and services | 582,674 | 1,040,508 | 0 | | 1,623,182 |
| Raw materials, services, and other operating costs | 244,412 | 429,897 | 15,937 | (N) | 690,246 |
| Personnel cost | 72,276 | 279,327 | 0 | | 351,603 |
| Capitalised costs | | (63,507) | 0 | | (63,507) |
| Depreciation, amortisation and write-downs | 53,643 | 146,112 | 128,511 | (O) | 328,266 |
| Total operating costs | 370,331 | 791,829 | 144,448 | | 1,306,608 |
| Operating income | 212,343 | 248,679 | (144,448) | | 316,574 |
| Financial income (expenses) | (16,064) | (18,224) | (161,121) | (P) | (195,409) |
| Equity investees' income (expenses) | (34) | 2,007 | 0 | | 1,973 |
| Other income (expenses) | | (4,984) | 0 | | (4,984) |
| Incombe before taxes | 196,245 | 227,478 | (305,569) | | 118,154 |
| Taxes for the year | 82,013 | 79,903 | (111,005) | (Q) | 50,911 |
| Net income for the year | 114,232 | 147,575 | (194,564) | | 67,243 |
| Minority interest | 1,841 | (1,271) | 0 | | 570 |
| Group results | 112,391 | 148,846 | (194,564) | | 66,673 |

## 1. Description of the *pro forma* adjustments to the historical consolidated data as of December 31, 2005 and for the year ended December 31, 2005

*The following is a description of the effects of the pro forma adjustments of the individual line items in the consolidated balance sheet.*

A. The adjustment represents the effects of the allocation of the excess purchase price to property, plant and equipment of GTECH for a total of €241,990,000, as described below in the section "Assumptions—Purchase Price/Allocation".

B. The adjustment represents the effects of the allocation of the excess purchase price equity not allocated to net identifiable assets of GTECH, and recognised as goodwill, for a total of €2,289,307,000, as described below in the section "Assumptions—Purchase Price/Allocation".

C. The adjustment represents the effects of the allocation of the excess purchase price to intangible assets acquired of GTECH, for a total of €1,143,601,000, as described below in the section "Assumptions—Purchase Price/Allocation".

D. The adjustment represents the recognition, in the amount of € 4,725,000 of the non-current portion of deferred taxes paid on the incidental costs related to the Rights Offering which has been previously announced.

E. The adjustment represents the effects of the allocation of the excess purchase price to inventory of GTECH, for a total of €22,060,000, as described below in the section "Assumptions—Purchase Price/Allocation".

F. The adjustment represents the recognition, in the amount of € 1,181,000 of the credit for current taxes on the additional costs estimated in relation to the Rights Offering.

G. The adjustment represents the use of the available cash of Lottomatica and GTECH for a total of €397,484,000 used for the Acquisition.

H. This includes the effects on the equity of the adjustments relating to: (i) the payment of the increase in share capital in the amount of €1,400 million, net of the related incidental costs estimated at €15,854,000, and net of the related deferred tax effect, equal to € 5,906,000, (ii) the fees for the early payment of GTECH indebtedness in the amount of €9,018,000 and the write-off of the residual amounts relating to the issuance costs of such debt, totaling €4,642,000, (iii) the conversion of the remaining convertible debentures of GTECH still in existence, for a total of €13,651,000, (iv) the conversion of all stock options still in existence on the basis of the existing share based plans, for a total amount of €95,562,000 (corresponding to U.S.$114 million), and (v) the elimination, for the purposes of consolidation, of the consolidated net equity of GTECH for a total of € 858,441,000.

I. This includes the effects on the long-term portion of long-term debt of the adjustments relating to: (i) the issue of the Securities in the amount of €750 million, net of the related additional costs, estimated interest deferrable capital securities to be €25,160,000, and (ii) the use of the Term Facilities in the amount of U.S.$2,260 million (€1,895,655,000) net of incidental costs estimated at €16,004,000, to finance a portion of the purchase price of GTECH and for the early repayment of GTECH indebtedness in the amount of €458,364,000.

J. The adjustment represents the effects of the recognition of deferred tax liabilities deriving from the allocation of the excess purchase cost paid for the net assets of GTECH for a total of €524,350,000, as described in the section "Assumptions—Purchase Price/Allocation".

K. The adjustment represents the effects of the elimination of its liabilities of €3,187,000 deriving from the "fair value" valuation of GTECH indebtedness, as a result of its early repayment.

L. Includes the effects on the current portion of long-term debt and on short-term borrowings of the adjustments related to: (i) the early repayment of GTECH indebtedness and the conversion of the remaining shares of the outstanding GTECH Convertible Debentures, for a total of € 15,944,000, and (ii) the use of short term loans for a total of € 21,897,000 to cover the remaining portion of the proposed Acquisition exceeding existing available liquidity and the new financing obtained.

M. The adjustment represents the effects of the differences between the exchange rate on December 31, 2005 and the exchange rate used for the preparation of the *pro forma* financial information on the early repayment of GTECH indebtedness, which totals €4,973,000.

*The following is a description of the effects of the pro forma adjustments on the individual line items of the consolidated income statement:*

N. The adjustment represents the effect on operating costs of the greater value of the inventory of GTECH, which during the allocation of the price paid for the Acquisition was valued at market value of € 15,937,000, as described below in the section "Assumptions—Purchase Price/Allocation".

O. The adjustment represents the effects of the increased depreciation for a total of €128,511,000 on the values allocated to fixed assets for capitalised internal work (€46,117,000) and to intangible fixed assets (€82,394,000) of GTECH, as described below in the section "Assumptions—Purchase Price/Allocation".

P. Represents the effects of the adjustments relating to: (i) finance expense relating to the subordinated interest deferrable capital securities and on the Senior Credit Facilities, which totals approximately €171,844,000, (ii) the depreciation of additional expense, calculated on a term of 60 years for the subordinated interest deferrable capital securities and on a term of 6 years for the Senior Credit Facilities, for a total of €3,086,000, (iii) the elimination of finance expense incurred during the course of fiscal 2005 on the portion of GTECH's existing indebtedness to be repaid on the date of Acquisition, for a total of € 21,384,000, net the additional costs to be incurred for the early repayment equal to €9,018,000, and (iv) the elimination of finance expense incurred during the course of fiscal 2005 by GTECH for the convertible debentures expected to be converted prior the date of Acquisition, equal to € 1,443,000.

Q. It represents the tax effects of the adjustments illustrated above, for a total of €111,005,000.

## 2. Purpose of the presentation of the *pro forma* consolidated financial data

The purpose of the presentation of the consolidated *pro forma* data is to retroactively reflect the significant effects of the proposed Acquisition and the related financing transactions by making appropriate *pro forma* adjustments to the historical consolidated financial data. As reported above, the effects of the proposed Acquisition and the related financing transactions are reflected retroactively in the balance sheet as if the Acquisition and the related financing transactions had occurred on December 31, 2005 and in the consolidated *pro forma* statement of income as if they had occurred on January 1, 2005.

## 3. Assumptions for the preparation of the *pro forma* consolidated data

Lottomatica is conducting the proposed Acquisition of GTECH through a wholly owned Acquisition Subsidiary. The proposed Acquisition of GTECH is expected to be financed by equity and debt as listed below.

*The Financing Structure of the Transaction*

The proposed Acquisition of GTECH (including the refinancing of GTECH indebtedness) is expected to be financed by:

- the proceeds from the issuance of the new ordinary shares in a Rights Offering;

- the proceeds of the issuance of the subordinated interest-deferrable capital securities;
- certain of the proceeds of the Term Facilities; and
- existing cash of Lottomatica and GTECH.

The Rights Offering is expected to provide €1.400 billion.

In connection with the proposed Acquisition of GTECH, Lottomatica will issue the Securities, to be placed with institutional investors. The Securities will be listed on the Luxembourg Stock Exchange and will have a term of 60 years.

In addition, the Acquisition Subsidiary will enter into the Senior Credit Facilities Agreement which will provide, among other facilities, the Term Facilities. At the time of the Acquisition, GTECH will use a portion of the Term Facilities in the amount of U.S.$1,710 million (€1,449 million) to finance a portion of the purchase price of the Acquisition and the remaining U.S.$550 million (€466 million) to finance the related indebtedness of GTECH. The Senior Credit Facilities will be unsecured, and guaranteed by Lottomatica, Holdings and by several U.S. subsidiaries of GTECH. The repayment of the Senior Credit Facilities and the payment of interest thereon will be funded through the cash-flow generated by GTECH. This cash-flow will be generated from available operating proceeds and the receipts from controlled companies, via both dividends and generated from inter-company loans, or through centralised liquidity transactions.

*The proposed Acquisition*

The proposed Acquisition will be effected by means of a cash merger of the Acquisition Subsidiary with and into GTECH, and holders of GTECH common stock will receive cash consideration of U.S.$35.00 per share of GTECH common stock. Upon completion of the Merger, which is expected to be completed by, 2006, Lottomatica will acquire, through Holdings, all of the approximately 136,133,000 shares of GTECH shares of common stock, for an estimated total purchase price totaling approximately U.S.$4,765 million, (corresponding to €3,963,152,000) determined as follows:

*Assumptions—Purchase Price Allocation*

A preliminary assumption for the allocation of the acquisition price, based on the preliminary valuation of the certain designated assets conducted by an independent expert, is set forth below:

| | **Thousands of U.S.$** | **Thousands of euro** |
|---|---|---|
| ***Purchase price*** | | |
| Portion of the Acquisition price with a euro-U.S. dollar coverage contract (average coverage exchange rate €1.00=U.S.$1.2117) ................. | 2,483,795 | 2,050,000 |

| | | | Useful life—<br>years | *Pro forma* income statement for 2005 |
|---|---|---|---|---|
| Portion of the Acquisition price without a euro-U.S. dollar coverage contract (rate €1.00=U.S.$1.1922 on March 13, 2006) [i] | 2,280,860 | 1,913,152 | | |
| Acquisition price | 4,764,655 | 3,963,152 | | |
| Additional costs (of which €48,356,000 relating to the coverage contract) | | 67,897 | | |
| Total Acquisition price | | 4,031,049 | | |
| Net equity acquired (book value) | | (858,441) | | |
| Excess cost | | 3,172,608 | | |
| Allocation: | | | | |
| Business contracts | | | | |
| —Domestic | 748,000 | 627,412 | 14.6 | 42,831 |
| —International | 429,000 | 359,839 | 11.4 | 31,637 |
| GTECH Trademark | 87,000 | 72,974 | Not defined | 0 |
| Proprietary Software | 95,000 | 79,685 | 13.0 | 6,130 |
| Portfolio of sales orders (backlog) | 4,200 | 3,523 | 2.0 | 1,762 |
| Trademarks for products and games | 200 | 168 | 5.0 | 34 |
| Total intangible assets | 1,363,400 | 1,143,601 | | 82,394 |
| Fixed assets from internal work | 285,900 | 239,809 | 5.2 | 46,117 |
| Fixed assets—West Greenwich | 2,600 | 2,181 | indefinite | 0 |
| Total property, plant and equipment | 288,500 | 241,990 | | 46,117 |
| Inventory | 26,300 | 22,060 | 4.0 | 15,937 |
| Total allocated to the market value of assets acquired | 1,678,200 | 1,407,651 | | 144,448 |
| Deferred taxes (37.25%) | (625,130) | (524,350) | | (53,807) |
| Net value allocated | 1,053,070 | 883,301 | | 90,641 |
| Remaining amount to goodwill | | 2,289,307 | | |

(i) Date of preparation of the *proforma* financial data

*Other Costs Relating to the Acquisition*

The non-recurring costs and related financing transactions related to the Acquisition will be recorded in the 2006 income statement in addition to the costs already incurred by GTECH during the year ended December 31, 2005 in the amount of approximately U.S.$2,194,000 (€1,764,000); these costs essentially relate to expenses incurred for consulting, legal opinions, valuations conducted by experts, and travel and transfers, which total approximately €35,047,000.

These costs are additional to the costs directly related to the Acquisition and increase the Acquisition cost (€67,897,000) to those related to the financing transactions for the Rights Offering (€ 15,854,000), the issue of the Securities (€25,160,000) and the obtaining of the Senior Credit Facilities (€16,004,000) recorded as a direct decrease of the loans and the costs for the early repayment of the GTECH indebtedness, described above, for a total amount of €9,018,000.

*Additional Assumptions for the Preparation of the Consolidated Pro Forma Data*

The tax rate used for the calculation of the tax effects for the *pro forma* adjustment is 37.25% (33% for IRES tax and 4.25% for IRAP tax) for adjustments to Lottomatica data and 37% for adjustments to GTECH data.

The average interest rate used for the calculation of the finance charges relating to the Securities and the Senior Credit Facilities is 6.50%.

The Euro/U.S. dollar exchange rate used for the conversion of the consolidated GTECH data and for the *pro forma* adjustments was:

| | |
|---|---|
| Exchange rate on December 31, 2005 | 1.1797 |
| Average exchange rate for fiscal year 2005 | 1.2441 |
| Exchange rate on March 13, 2006 | 1.1922 |
| Average exchange rate for the coverage contract for the part of the acquisition cost | 1.2117 |

*Pro forma EBITDA Adjustments:*

| | **Lottomatica** | **GTECH** | **Step Up Adjustments** | **Consolidated** |
|---|---|---|---|---|
| | **(in thousands of euro)** | | | |
| Revenue | 582,674 | 1,040,508 | | 1,623,182 |
| Raw materials and other costs | (244,412) | (429,897) | (15,937) | (690,246) |
| Personnel costs | (72,276) | (279,327) | | (351,603) |
| Capitalisation of internal construction costs | — | 63,507 | — | 63,507 |
| EBITDA per *pro forma* | 265,986 | 394,791 | (15,937) | 644,840 |
| Adjustments: | | | | |
| GTECH | | | | |
| Inventory step-up—non cash[(1)] | | | 15,937 | 15,937 |
| Transaction costs[(2)] | | 1,950 | | |
| Vehicle rent expense (in lieu of depreciation)[(3)] | | 4,953 | | |
| | | 6,903 | 5,549 | 5,549 |
| Lottomatica non-recurring[(4)] | | | | 15,373 |
| **Adjusted EBITDA** | | | | **681,699** |

(1) A non-cash purchase price allocation pro forma adjustment.

(2) Non-recurring transaction related fees and expenses payable to legal and financial advisors, accountants and other parties.

(3) Under IFRS, GTECH's vehicle leases would be treated as capital lease obligations. Consequently, the cost of these vehicles would be treated as capital expenditures which would be depreciated over the lease term. Furthermore, each lease payment would include an interest expense and a principal reduction component. As the difference between capital and operating lease treatment does not have a material impact on operating income, no adjustment to the December 31, 2005 financial statements was considered necessary. However, for purposes of computing *pro forma* EBITDA, the lease expense associated with these leased vehicles has been eliminated since, if these leases were in fact capitalised, no rent expense would have been recorded and the resulting depreciation and interest expense would not have impacted EBITDA.

(4) Lottomatica's non-recurring costs include the amount recognised by the AAMS linked to the malfunction of the lotto connection network that occurred on June 18, 2005 (€7,588,000),

the cost connected to the merger of FinEuroGames and Lottomatica in NewGames (€3,038,000), the cost connected to the arbitration proceedings involving the AAMS with the purpose of defining the duration of the Lotto concession (€4,605,000), the devaluation of short-term credits to third parties (€1,500,000), net of some minor extraordinary income (€1,358,000).

### *3 ) Approved issuance of 750 million euro subordinated interest deferred capital securities*

The Board of Directors approved the offering of €750 million of Subordinated Interest-Deferrable Capital Securities due 2066 (the "Securities"). The proceeds of the offering will be part of the financing for the proposed acquisition of GTECH Holdings Corporation. The securities are expected to be listed on the Luxemburg Stock Exchange. The securities are subject to a mandatory redemption if the GTECH acquisition is not consummated. The issuance of the bond is subject to confirmation by Moody's and Standard and Poor's of an issuer rating not lower than respectively Baa3 and BBB- and an instrument rating not lower than respectively Ba3 and BB-. Ratings are expected to be assigned in the next days.

Before the execution of the merger agreement with GTECH, Lottomatica entered into a preliminary subscription agreement with Credit Suisse and Goldman Sachs. Such agreement provides that the banks severally and not jointly will underwrite the issuance of the Securities subject to certain conditions typical for similar international transactions.

The company will issue a press release once the date of the issuance will be set which also will disclose the final amount of the issuance and the interest rate.

At an extraordinary shareholders' meeting held April 12, 2006, a resolution was passed by the company's shareholders authorising the Board of Directors to increase the share capital of the company up to the maximum amount of €170 million Euro to finance the payment of interest on the securities. As already disclosed to the public, the Board of Directors will exercise this power only in the event that the company is not able to pay certain accrued interest.

At such extraordinary shareholders' meeting, a resolution also was passed by the company's shareholders authorizing the Board of Directors to increase the share capital of the company up to the maximum amount of €1,500 million, which is intended to provide part of the resources required to finance the acquisition of GTECH Holdings Corporation ("GTECH"). Furthermore, the Board of Directors resolved that, in the event that the acquisition of GTECH becomes impossible, for any reason, prior to the launch of the capital increase aimed at financing such acquisition, the capital increase will not be launched; furthermore, should such an event occur after the launch of the capital increase, the Board of Directors will resolve either to return the relevant proceeds to its shareholders or to use such proceeds for an alternative strategic acquisition.

### 4) APPROVED EXECUTION OF SENIOR CREDIT FACILITES AGREEMENT AND THREE RELATED INTERCOMPANYAGREEMENTS

The Board of Directors approved the entry into by Lottomatica, as guarantor, of a USD 2,760 million, Senior Credit Facilities Agreement (the "**Senior Credit Facilities Agreement**"). The Senior Credit Facilities Agreement will be entered into and executed, inter alia, by and between Gold Acquisition Corp., as borrower, Credit Suisse International, Credit Suisse London Branch and Goldman Sachs International, as Arrangers, other financial institutions, as Original Lenders, and Bank of America N.A., as Agent.

The Senior Credit Facilities Agreement provides for a: (i) US Dollars 2,260 billion senior term loan facility; (ii) US Dollars 250 million senior revolving credit facilities; and (iii) US Dollars 250 million senior guarantee facility. The Senior Credit Facilities Agreement will expire in 6 years from the date of completion of the merger with GTECH.

Still in connection with the financing of the GTECH acquisition, the Board of Directors has approved to enter into an Intercreditor Deed to be executed among J.P. Morgan Corporate Trustee Service Ltd. (as trustee), in the name and on behalf of the holders of the Securities, the Original Lenders, the Agent pursuant to the Senior Credit Facilities Agreement, the bank issuing letters of credit under the Senior Credit Facilities Agreement, as well as by Lottomatica, Gold Acquisition Corp. and Gold Holdings Co., for the purpose of regulating the priority of repayment obligations of credits arising out of the Senior Credit Facilities Agreement with respect to (i) reimbursement obligations of intragroup debts; and (ii) reimbursement obligations of debts related to the Securities.

The Board of Directors has also approved the entry into by Lottomatica of: (i) an intra-group revolving loan agreement to be entered into by and between Lottomatica and Gold Acquisition Corp. for an maximum approximate amount of US Dollars 100 million. The loan will be repayable on the earlier of a written demand by Lottomatica or the completion of the merger with GTECH; (ii) an *Indemnity and Subrogation Agreement* to be entered into by and between Lottomatica and Gold Acquisition Corp. which provides, inter alia, that Gold Acquisition Corp. shall indemnify Lottomatica for the full amount of any payment made by Lottomatica under the Guarantee Agreement dated as of January 10, 2006, among Lottomatica and Credit Suisse International, Credit Suisse, London Branch, Goldman Sachs International and Goldman Sachs Credit Partners L.P. until such indemnification obligation fall have been satisfied. Gold Acquisition Corp. shall also agree to indemnify Lottomatica for payments made under the guarantee contained under Senior Credit Facilities Agreement. The indemnities are subject to certain subordination provisions; and (iii) a *Lottomatica Promissory Note*, pursuant to which Gold Acquisition Corp. will issue a note, and Lottomatica will subscribe for such note, for an amount of approximately U.S. Dollars 800,000,000 which may include amounts borrowed to repay the US ddollars 100 million revolving loan agreement discussed in (i) above. The note will bear interests that will be determined close to the issuance date and will be repayable in 10 years from the date of issuance.

Close to the execution nof the intragroup agreements, Lottomatica will issue an additional press release which will include, *inter alia,* all the information required under applicable regulations on related party transactions.

## 5) COMBINED ENTITY STRATEGY

The Board finally illustrated the combined entity strategy.

Lottomatica believes that the combination of GTECH and Lottomatica will create one of the world's leading gaming solutions providers that will be well positioned to capture growth opportunities in global gaming markets. In addition, Lottomatica also believes that the combination will create a full service global gaming company with strong international brands, which will benefit from the following key strengths:

***Leading Market Position in the Global Lotteries Market.*** Based on data published in La Fleur's 2005 World Lottery Almanac, Lottomatica believes the Combined Group will be the world's largest lottery services company and will either operate or provide equipment or services to on-line lotteries representing approximately 60% of the worldwide on-line lottery market based on total wagers. By leveraging the economies of scale provided by GTECH's international reach and drawing on Lottomatica's and GTECH's experience in the lottery, gaming and processing services businesses, Lottomatica believes the Combined Group will have the ability to offer services and products more competitively, while maintaining the ability to generate returns with stable and predictable margins. In addition, Lottomatica believes that GTECH, as the existing technology provider, benefits from the general unwillingness of its customers to run the risk of service failures that a change in technology provider upon the expiration of an existing contract may produce. These factors, Lottomatica believes, will provide the Combined Group with a competitive advantage over existing competitors and any potential new entrants in the lotteries, gaming and processing services markets.

***Integrated Technology and Operating Expertise.*** Lottomatica believes its combined businesses will benefit from a unique set of complementary expertise in technology and operations. By leveraging GTECH's strong market recognition as one of the leading providers of technology platforms and systems to the lottery industry and Lottomatica's expertise achieved from operating for over twelve years the Italian Lotto, the world's largest on-line lottery in 2005 according to La Fleur's 2005 World Lottery Almanac, Lottomatica believes the Combined Group will be able to provide a unique offering of services and gaming products. In addition, Lottomatica believes that GTECH's most recent lottery technology platform, Enterprise Series, has become the industry standard.

***Track Record of Maintaining High Margins.*** Over the past several years, Lottomatica has achieved significant cost savings and improved the efficiency of its operations. In particular, Lottomatica's EBITDA margin increased to 46% in 2005, from 39% in 2001. (EBITDA margin for 2005 is determined based on IFRS, while EBITDA margin for 2001 is determined based on Italian GAAP, which affects the comparability of the two metrics. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Lottomatica—Transition to IFRS"). Lottomatica believes that the Acquisition and GTECH's successful integration into Lottomatica will create further cost efficiencies and reduce Lottomatica's combined operating costs by combining selected European facilities of GTECH and Lottomatica, consolidating global information technology systems, optimising selected global management functions, leveraging world-wide purchasing power and consolidating selected common regulatory compliance costs, including the de-listing of the GTECH common stock following the Acquisition. Lottomatica believes that these actions, combined with each company's historic focus on business optimisation, will permit Lottomatica to further improve its ability to sustain high margins.

***Diversified Portfolio of Products and Services.*** Lottomatica believes that the combination of the GTECH and Lottomatica businesses will provide the opportunity to expand the portfolio of products and services the Combined Group will be able to provide:

- as a designer, developer and operator of lottery systems and equipment Lottomatica believes the Combined Group will be in a position to provide a more integrated solution to existing and prospective lottery customers;
- by leveraging GTECH's experience as a provider of content for Gaming Machines and its recently acquired capability to design and manufacture Video Lottery Terminals, and Lottomatica's operating expertise, Lottomatica expects to be able to expand its market share in the gaming business and take advantage of the vertical integration that Lottomatica expects the Combined Group to achieve in these businesses;
- Lottomatica believes that GTECH's technology capability together with Lottomatica's operating expertise should allow Lottomatica to take advantage of any expansion in the interactive gaming and lottery businesses; and
- Lottomatica believes that its combined experience in the payment processing services market and the international reach of GTECH's technology networks will allow Lottomatica to study and develop new payment services and allow Lottomatica to expand in the payments processing industry.

***Historically Stable and Recurring Revenues and Cash-flows.*** Lottomatica's and GTECH's businesses have historically produced consistent revenues and cash-flows. For example, wagers on the Lotto have been generally in the range of €7 billion–€8 billion over the period from 2000 through 2005 (except for 2004, for which wagers were unusually high) and Lottomatica's Revenues from Lotto were in the range of between approximately €400 million and €430 million over the same period (other than the unusually high Revenues in 2004). In addition, lottery contracts tend to be long-term in nature. Historically, a majority of GTECH's contracts have been for terms of at least five to seven years in duration.

***Strong Management Team.*** The senior management team for the Combined Group has significant collective industry experience. Lottomatica believes that the combination of a team which has long experience in the lottery and gaming service industry, particularly in the management of international operations, with a team that has more than a decade of experience in the management and operation of the lottery and gaming business, will provide the Combined Group with a unique combination of skills. Mr. W. Bruce Turner, GTECH's current President and Chief Executive Officer, is expected to assume the role of Lottomatica's Chief Executive Officer and General Manager and Mr. Jaymin Patel, GTECH's current Chief Financial Officer, is expected to assume the role of Lottomatica's Chief Financial Officer. Mr. Marco Sala, the current General Manager of Lottomatica, is expected to assume the role of Lottomatica's Managing Director and General Manager for the Republic of Italy. Lottomatica's senior management team is expected to invest a significant amount of money in Lottomatica's ordinary shares which Lottomatica believes will provide high performance incentivisation and accountability. It is currently expected that Messrs. Turner and Patel and Mr. Walter DeSocio (who is expected to assume the role of Lottomatica's Chief Administrative Officer) as well as GTECH's other

executive officers will each have the opportunity to purchase newly issued ordinary shares of Lottomatica after completion of the proposed Acquisition at the price to be established in the Rights Offering and that each of them will invest a significant amount of the net after-tax payments received as Merger consideration in this manner. Subject to negotiation of the definitive terms of such investments, Messrs. Turner, Patel, DeSocio and GTECH's other executive officers currently expect to invest approximately 50% of the net after-tax consideration they each expect to receive in the proposed Merger on this basis.

**Strategy**

Through the Acquisition Lottomatica's aim is to become one of the world's largest regulated gaming and services company, providing innovation in technology, content and integrated services delivering and maintaining the highest standards. Following the Acquisition, in Lottomatica's three businesses, namely its Lotteries business, its Gaming Machines business and its Services business, the Combined Group will pursue the following strategies designed to achieve this stated aim:

***Lotteries Business***

- Seek to maintain Lottomatica and GTECH's leading position as an operator and integrator respectively of open, standards-based transaction processing serving the global lottery and gaming industries through:
  - operating new games when introduced in the Republic of Italy;
  - continuously developing the Combined Group's technology in order to preserve what Lottomatica believes is the competitive advantage of superior technical solutions such as GTECH's Enterprise Series;
  - expanding the Combined Group's network, in terms of increasing both the number of terminals and the number of points of sale, with particular focus on new self-service technology initiatives worldwide;
  - extending the Combined Group's product price range to capture different player segments;
  - expanding in new markets by both bidding for concessions up for renewal, (for example Greece, West Virginia, Connecticut, Pennsylvania and Indiana) and exploring greenfield opportunities (such as the privatization of the Turkish lottery, and in China, Russia, Nicaragua and Vietnam); and
  - leveraging the Combined Group's marketing skills to improve game visibility and enhance game appeal and its comprehension.

***Gaming Machines Business***

- Seek to become a leading provider of technology solutions to the global gaming industry through:
  - leveraging Lottomatica's existing amusement with prize machine network and Lottomatica's processing systems to introduce video lottery terminals in the Republic of Italy;
  - leveraging GTECH's Gaming Machine technology to expand across the value chain in the Italian Gaming Machine business, from the concessionaire to the machine operations segment;
  - investing in Lottomatica's technology platform for central processing and monitoring of Gaming Machines in network

configurations, while accelerating Lottomatica's focus on the development of creative game content;
- exploring opportunities for consolidation in the fragmented Italian Gaming Machines market;
- maximising the value of recent strategic alliances (Hasbro and Harrah's); and
- expanding into the global commercial gaming market through Atronic.

***Services Business***

- Seek to become a leading processor of commercial transactions at retail locations through:
  - expanding Lottomatica's commercial services portfolio in current markets by cross-fertilising Lottomatica's and GTECH's expertise;
  - leveraging Lottomatica's existing points of sale network and increasing the number of direct and indirect points of sale;
  - capitalising opportunities to expand in emerging markets through strategic partnerships and joint ventures;
  - introducing new products and services such as money transfer; and
  - leveraging Lottomatica's brands to improve visibility and network recognition.

***

*For further information:*
*AD HOC Communication Advisors 02/7606741*
*Mario Pellegatta – Matteo Cidda 335/1415585*
*This press release and the previous ones are available*
*on the web site: www.adhoccommunication.it*
*And on the web site: www.gruppolottomatica.it*

*Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.*

***Not for Distribution in the United States.***


JUN 0 1 2006
WASH., D.C.
199
SECTION



**STUDIO NOTARILE** [NOTARY OFFICE] **MARCHETTI**

Via Agnello, 18

20121 – Milan – Tel. 02 72021846 (autonomous network)

Repertory No. 1916 Registered Mail No. 895

MINUTES OF THE BOARD OF DIRECTORS' MEETING

ITALIAN REPUBLIC

Year 2006 (two thousand and six)

day 27th (twenty-seventh)

of the month of April

time12:15 (twelve fifteen)

in Milan, in the building at Via Montefeltro No. 6/A, at *De Agostini S.p.A.*

The following gentleman appeared before me, Carlo Marchetti, notary in Rho, registered at the Board of Notaries of Milan:

- Pelliccioli Renzo, born in Alzano Lombardo on July 29, 1951, residing for the purpose of this charge in Rome, Viale del Campo Boario No. 56/d, in his capacity as Chairman of the Board of Directors and as such in the interest of the listed company:

**"Lottomatica S.p.A."**

with headquarters in Rome, Viale del Campo Boario No. 56/d, Share Capital EUR 91,858,114, fully paid, tax identification and registration number at the Corporate Registry of Rome: 08028081001, registered at the R.E.A. [Repertorio economico amministrativo = Administrative Economic Repertory] of Rome with No. 1117269, company subject to the direction and coordination activity of *De Agostini S.p.A.*, whose Securities are quoted on the Telematic Stock Market organized and managed by Borsa Italiana S.p.A.

This Appearing Party, whose identity I, notary, am certain of, requires me to make known, in conformity with article 2410, paragraph 2 of the Civil Code, regarding point seven on the agenda of the meeting of *Lottomatica S.p.A.* Board of Directors, the notice of convocation sent by fax to all those eligible on April 24, 2005, in conformity with article 15 of *Lottomatica S.p.A. By-Laws*, in order to discuss and decide on the following:

**agenda**

*1. (Omissis)*

*2. (Omissis)*

*3. (Omissis)*

*4. (Omissis)*

*5. (Omissis)*

*6. (Omissis)*

*7. Issuance of non-convertible capital securities up to a maximum amount of EUR 750,000,000, in conformity with articles 2410 and 2412, 4th paragraph, Civil Code, and signing of the attached documents; related resolutions.*

*8. (Omissis)*

*9. (Omissis)*

*10. (Omissis)*

*11. (Omissis)*

*12. (Omissis)*

*13. (Omissis)*

I comply with the request and acknowledge that the Board, who has already dealt with the previous six points on the agenda, proceeds as follows with regard to the seventh point on the same agenda.

The Appearing Party presides the meeting in its abovementioned capacity in conformity with article 16 of *Lottomatica S.p.A.* Statutes, and again ascertains and acknowledges that:

- besides the Appearing Party itself, the following assist: Rosario Bifulco, Paolo Ainio, Pietro Boroli, Pierluigi Celli (present by teleconference in conformity with the statute), Paolo Ceretti, Mauro Drago, Roberto Drago, Severino Salvemini, Antonio Tazartes. Antonio Belloni and Marco Boroli have justified their absence; and

- all the statutory auditors are also present: Francesco Martinelli (President), Paolo Andrea Colombo And Angelo Gaviani.

The Chairman, therefore, declares the meeting to be validly constituted, given the convocation as shown above, and able to deliberate on the items on the agenda.

The Chairman, moving on to point seven of the agenda, addressed the proposed issuance of an aggregate principal amount of EUR 750,000,000 non-guaranteed, subordinated capital securities maturing in 2066 (the "**Securities**") to be placed with Italian professional investors and foreign institutional investors. For this purpose, a request for the Securities to be admitted to the official list and to be traded on the regulated market of the Luxembourg Stock Exchange will be presented.

To this regard, the Chairman reminds the Board of Directors that article 2410 of the Civil Code attributes to the directors, in case of lack of provisions in the by-laws, the power to issue securities, and that article 2412 of the Civil Code excludes, for the companies whose shares are listed in regulated markets, the existence of limits upon the issuance of securities that will be listed in the same or other regulated markets.

The Chairman reminds that the copy of the latest draft of the "International Offering Circular", containing the terms and conditions of the Securities, has been distributed to the Board of Directors.

The Chairman reminds that the proposed issuance forms part of a greater corporate restructuring project that foresees the acquisition of the entire share capital of GTECH HOLDINGS CORPORATION

("**GTECH**"), an American company that is the leader in the field of gaming and services technologies, here illustrated in the course of the present board meeting.

The Securities, which are to be used to finance a part of this acquisition operation, have also received the approval of the Bank of Italy, which communicated, on April 21, 2006, its favorable opinion, in conformity with article 129, Legislative Decree No. 385 of September 1, 1993.

The Chairman specifies that, in order to protect the holders of the Securities from the risk that *Lottomatica S.p.A.* may not have the sufficient resources to carry out the payment of the interest due on the Securities, on April 12, 2006, the extraordinary assembly of *Lottomatica S.p.A.*, with the resolution of which in the minutes written by the notary *Ignazio de Franchis*, repertory No. 83.927/20.116 (under registration), deliberated and, in conformity with article 2443 of the Civil Code, granted to the Board of Directors the power to increase the share capital for a total maximum nominal amount of EUR 1,720,000,000, of which a total maximum nominal amount of EUR 170,000,000 is to be applied towards the service of the Securities (including herein the payment, in favor of the holders of the Securities, of at least two years worth of interest that will mature in conformity with the terms of the Securities).

Considering the abovementioned purpose, the Chairman continues, the amount of capital authorized for issue and available to pay interest on the Securities has been conservatively determined at a high level in order to permit payment of at least two years worth of interest of the same Securities.

Therefore, the Chairman illustrates the main terms and conditions of the Securities ("**Terms and Conditions**").

On the basis of the occurred negotiations, in the absence of other underwriters, the Securities will be entirely underwritten by Credit Suisse Securities (Europe) Limited and/or by companies of the Credit Suisse group, and Goldman Sachs International, and/or by companies of the Goldman Sachs group, and by others that may eventually be identified by the same as the issuance date approaches, while the credit rating that Standard & Poor's Rating Services and Moody's Investors Services will attribute to the Securities is still being determined.

Therefore, the Chairman goes on describing some of the main characteristics of the Securities in greater detail.

In particular, it is foreseen that the interest related to the Securities will mature and be payable (subject to deferral of interest as described hereunder) annually on a predetermined date ("**Fixed Rate Payment Date**") starting from the date of issuance (included) until the day (excluded) of the tenth anniversary of the date of issuance ("**Reset Date**") at a fixed rate.

This rate will be set following *Lottomatica S.p.A.*'s marketing activity and on the basis of the interest shown by potential investors. From the tenth anniversary of the issuance date and until maturity, the Securities will yield variable interest to be paid biannually, determined on the basis of the EURIBOR rate at six months, increased by a margin equal to the initial margin increased by a 100 bp step, but in any case will be no greater than the maximum rate permitted by law. The interest rate applied to the Securities will also be increased should a change of control event (a "**Change of Control Event**") take place accompanied by a rating downgrade and *Lottomatica S.p.A.* does not elect to redeem the Securities.

The Chairman, therefore, lingers on the description of the enforcement provisions relating to the payment schedule of the interest that will accrue on the Securities.

Pursuant to the Terms and Conditions, Lottomatica S.p.A. may, at its sole discretion, elect to defer payment of any interest due on a respective payment date on the Securities. Such unpaid interest ("Optionally Deferred Interest") shall not itself accrue interest, may be paid by Lottomatica S.p.A. at its discretion in cash at any time on or before the fifth anniversary of the date on which it was originally due. However, during such period Optionally Deferred Interest will become immediately payable in cash on the date

which is the earliest to occur of (i) the date on which Lottomatica S.p.A. next pays any interest amount in respect of the Securities or any interest amount is payable in respect of the Securities (unless payment thereof is deferred); (ii) the date on which Lottomatica S.p.A. redeems, repurchases or acquires any securities whose terms and conditions are substantially similar to those of the Securities, subject to certain exceptions including (a) in connection with existing or future compensation or benefit plans, (b) a reclassification of equity securities or exchange or conversion of one class or series of equity securities into another class or series of equity securities, or (c) the purchase of fractional interests in securities pursuant to any conversion or exchange provisions of such securities; (iii) the declaration or payment of, or the resolution of, a dividend or distribution or any other similar payment, other than a payment in the form of equity securities, (iv) the due date for redemption of the Securities; or (v) the liquidation or dissolution of Lottomatica S.p.A. or the opening of a insolvency proceeding against the same). However, if certain financial ratios are not satisfied 10 business days prior to any interest payment date, Lottomatica S.p.A. shall defer payment of any interest (''Mandatory Deferred Interest'') in respect of the Securities on such date unless and to the extent that Lottomatica S.p.A. has available cash proceeds raised from the issue or contribution of equity securities during the preceding six-month period.

Should the Optionally Deferred Interest not be paid within the fifth year from the date in which it was originally due and/or there is Mandatory Deferred Interest that has not yet been paid (collectively called "Equity Funded Deferred Interest"), Lottomatica S.p.A. must promptly, in compliance with applicable law, pay the Equity Funded Deferred Interest with the proceeds from the issuance and sale of its ordinary shares or from capital contributions. However, the Equity Funded Deferred Interest will become immediately due and payable upon the occurrence of certain events (such as, for example, (i) the passing of a period of 30 business days from the settlement of an issue or contribution of *Lottomatica S.p.A.* equity securities for the purpose of payment of Equity Funded Deferred Interest, or (ii) the tenth anniversary of the date on which the interest should have been originally paid, or (iii) the date that is 180 days after the date on which a third party files a petition for an insolvency proceeding with respect to Lottomatica S.p.A. and this request has not been withdrawn, or (iv) the liquidation or dissolution of *Lottomatica S.p.A.*, or (v) the due date for redemption of the Securities). In the period when there is unpaid Equity Funded Deferred Interest (and in some cases for a period of one-year following the payment of the same), *Lottomatica S.p.A.* may not proceed to certain capital operations, including, for example and with some exceptions, redemption, repurchase or acquisition of (x) financial instruments whose terms and conditions are similar to those of the Securities, (y) equity securities, including ordinary shares, of *Lottomatica S.p.A.*. In addition, in the period in which there is unpaid Equity Funded Deferred Interest, Lottomatica S.p.A. will not be able to, with some exceptions, declare or make payment of, or resolve, a distribution or similar payment with respect to (x) financial instruments whose terms and conditions are similar to the Securities or that have an equal or lesser degree of priority (other than ordinary shares of *Lottomatica S.p.A.*), other than a payment in the form of equity securities.

Moreover, the President shows those present how, upon the occurrence of certain events, *Lottomatica S.p.A.* will have the option to redeem all, but not less than all, the Securities prior to their maturity date. In particular, this power can be exercised in the following circumstances: (i) prior to the tenth anniversary of the issuance of the Securities, following events that entail substantial variations in the fiscal regime applied to the Securities, among which, events that impose the payment on the part of *Lottomatica S.p.A.* of withholding taxes or deductions, or following a change of control of *Lottomatica S.p.A.*, and (ii) on or after the tenth anniversary of the issuance of the Securities in any case at Lottomatica's description. *Lottomatica S.p.A.* must redeem the Securities in the event that the merger agreement with GTECH is terminated, or the merger has not been completed by October 10, 2006, or any other eventual successive date to be agreed upon by the parties.

With reference to the degree of subordination of the Securities, the President reminds those present that it is foreseen that the Securities, as previously mentioned, are subordinated capital securities. In particular, in the case of liquidation, dissolution, or winding up of *Lottomatica S.p.A.* or the occurrence of any insolvency proceedings, the rights of the holders of Securities to the payment of principal, accrued but unpaid scheduled interest, Optionally Deferred Interest and any additional amounts thereon, if any, payable in respect of the Securities will rank:

1. *pari passu* and without preference among the holders of the Securities;

2. *pari passu* with any other present or future obligations of *Lottomatica S.p.A.* which by their terms or by operation of law rank *pari passu* with the claims of holders of Securities with regards to distributions of principal;

3. junior to the claims of all other subordinated and unsubordinated creditors (other than the creditors ranking *pari passu* referred to in the preceding paragraph (2.)) of *Lottomatica S.p.A.*; and

4. in priority to (i) the claims of holders of ordinary shares of Lottomatica S.p.A., (ii) the claims of holders of any financial instruments issued pursuant to article 2349 of the Italian Civil Code and (iii) any claims in respect of any savings shares and any preference shares of Lottomatica S.p.A. and any other equity interest in the Issuer and (iv) any claims which, by their terms or by operation of law, rank *pari passu* with the claims described in (i), (ii) or (iii) above.

In the case of liquidation, dissolution, or winding up of *Lottomatica S.p.A.* or the occurrence of any insolvency proceedings, the rights of the holders of Securities to the payment of any Equity Funded Deferred Interest which shall have accrued and any additional amounts thereon, if any, payable in respect of the Securities will rank:

1. *pari passu* and without preference among the holders of the Securities;

2. junior to the claims of all other subordinated and unsubordinated creditors of *Lottomatica S.p.A.*, including holders of any other present or future securities or other obligations of *Lottomatica S.p.A.* which by their terms or by operation of law rank *pari passu* with the claims of holders of Securities with regards to distributions of principal and any claims in respect of any savings shares and any preference shares of Lottomatica S.p.A. and any other equity interest (other than ordinary shares) in the Issuer (to the extent that such claims do not relate to the nominal capital thereof); and

3. in priority to (i) the claims of holders of ordinary shares of Lottomatica S.p.A., (ii) the claims of holders of any financial instruments issued pursuant to article 2349 of the Italian Civil Code and (iii) any claims in respect of any savings shares and any preference shares of Lottomatica S.p.A. and any other equity interest in Lottomatica S.p.A. to the extent that such claims relate to the nominal capital thereof and (iv) any claims which, by their terms or by operation of law, rank *pari passu* with the claims described in (i), (ii) or (iii) above.

Upon illustrating the discipline foreseen by the Terms and Conditions with regard to the enforcement of the Securities, the Chairman lingers more closely on the fact that, upon the occurrence of an Enforcement Event the Trustee, J. P. Morgan Corporate Trustee Service Ltd, may, and if instructed by holders of not less than 25% in aggregate principal amount of the outstanding Securities must (except as set forth below) (i) declare the principal of the Securities immediately due and repayable, together with any accrued but unpaid scheduled interest, Optionally Deferred Interest and any additional amounts thereon, and (ii) institute any proceeding whatsoever in order to obtain the payment of the capital and of the interest accrued on the Securities.

The following events, among others, constitute Enforcement Events:

(a) *Lottomatica S.p.A.* fails to pay the Optionally Deferred Interest within 15 days from the due date for payment thereof. In this case the Trustee may solely institute proceedings for the payment of the due Optionally Deferred Interest;

(b) *Lottomatica S.p.A.* fails to pay in full the Equity Funded Deferred Interest by the tenth anniversary of the date on which the relevant interest payment ("**Scheduled Interest**") should have originally been paid;

(c) *Lottomatica S.p.A.* defaults in the performance or observance of any of its other obligations in respect of the Securities and such default (i) is, in the reasonable opinion of the Trustee, incapable of remedy, or (ii) though it is capable of remedy, in the reasonable opinion of the Trustee, remains unremedied by *Lottomatica S.p.A.* for 60 days or such longer period as the Trustee may agree(in this case the Trustee may solely institute proceedings for the payment of amounts actually due and may not declare the principal amount of the Securities due and payable);

(d) a third party files a petition in connection with an insolvency proceeding in respect of *Lottomatica S.p.A.* and such petition is not withdrawn within 180 days; or

(e) an order is made or resolution is passed for the voluntary or involuntary liquidation, dissolution or winding up of, or an administrative or court order is made for any insolvency proceedings in respect of, *Lottomatica S.p.A.,* or Lottomatica S.p.A. takes any corporate action for the purposes of opening, or initiates or consents to, insolvency proceedings in respect of it.

The President, therefore, summarizes the essential financial terms of the Securities:

- value: EUR 750,000,000.

- <u>issuance method</u>: the Securities will be issued in a syndicate manner, in one sole tranche and on one sole date of issue.

- <u>maturity</u>: the securities will have term of 60 years from the date of issuance.

- <u>interest</u>: the rate applied to the Securities will be determined following marketing activity carried out by *Lottomatica S.p.A.* and on the basis of the interest shown by potential investors.

From the tenth anniversary of the issuance date and until maturity, the Securities will yield variable interest to be paid biannually, determined on the basis of the EURIBOR rate at six months, increased by a margin equal to the initial margin increased by a 100 bp step, but in any case will be no greater than the maximum rate permitted by law. The interest rate applied to the Securities will also be increased should a Change of Control Event take place accompanied by a rating downgrade and *Lottomatica S.p.A.* does not elect to redeem the Securities.

If a relevant rating agency downgrades the credit rating for *Lottomatica S.p.A.* or the Lottomatica group, upon the occurrence of a Change of Control Event and *Lottomatica S.p.A.* does not elect to redeem the Securities pursuant to their terms, the interest rate applied to the Securities will be equal to the lesser of (a) the interest rate then prevailing on the Securities plus 5% and (b) the maximum rate permitted by Italian law.

- <u>issuance price</u>: the issuance price of the Securities will be at par.

- <u>Share denomination</u>: the minimum denomination of each Security will be EUR 50,000.

* * *

After an exhaustive discussion, the Board:

- having acknowledged the discipline regarding the issuance of capital securities will be listed in regulated markets, by issuers whose Securities are listed in regulated markets, of which in articles 2410 and 2412 of the Civil Code;

- having listened to the Chairman's report;

- having acknowledged the favorable opinion briefly expressed by the Bank of Italy on April 21 (twenty-one), 2006 (two thousand and six); and

- subject to every requirement or limit foreseen by the applicable law;

**Resolved**

1.) to issue capital securities for an amount equal to a total of EUR 750,000,000.00 (seven hundred and fifty million point zero zero), having the following characteristics,

- issuance method: the capital securities will be issued on a controlled basis, in one sole tranche and on one sole date of issuance;

- maturity: the duration of the Securities will be 60 (sixty) years from the issuance date;

- interest: the interest related to the Securities will mature and be payable (with the exception of the interest deferment hypotheses described above) annually at a fixed rate on the Fixed Rate Payment Date as of the issuance date (included) until the day (excluded) of the tenth anniversary of the Reset Date.

This rate will be established following the marketing activity carried out by *Lottomatica S.p.A.* and on the basis of the indications received from potential investors.

From the tenth anniversary of the issuance date and until maturity, the Securities will yield variable interest to be paid biannually, determined on the basis of the EURIBOR rate at six months, increased by a margin equal to the initial margin increased by a 100 bp step, but in any case will be no greater than the maximum rate permitted by law. The interest rate applied to the Securities will also be increased should a Change of Control Event take place accompanied by a rating downgrade and *Lottomatica S.p.A.* does not elect to redeem the Securities.

If a relevant rating agency downgrades the credit rating for *Lottomatica S.p.A.* or the Lottomatica group, upon the occurrence of a Change of Control Event and *Lottomatica S.p.A.* does not elect to redeem the Securities pursuant to their terms, the interest rate applied to the Securities will be equal to the lesser of (a) the interest rate then prevailing on the Securities plus 5% and (b) the maximum rate permitted by Italian law;

- issuance price: the issuance price of the Securities will be at par; and

- Share denomination: the minimum denomination of each Security will be EUR 50,000.

2. to authorize the Chairman, the Chief Executive Officer/s, and the General Director/s, individually, to carry out - once a Company rating no less than BBB-/Baa3 has been reached, and once a rating of the Securities being issued is no less than BB-/Ba3 - the foregoing resolutions and in particular to:

a.) determine the issuance date, currency, and definitive rate at the best market conditions at the time of the issuance, with the power of formulating the terms and the offering circular;

b.) engage the trustee, selling agents, dealers and underwriters and negotiate and cause the company to enter into all agreements necessary or advisable for the issuance and all other acts necessary or advisable in order to carry out these resolutions including, without limitation, underwriting agreements, agency agreements, trust deeds and subscription agreements;

c.) prepare and file all such applications, reports and documents, with each competent authority – Italian or foreign – in connection with the issuance of the Securities, their placement and their admission to the official list and to be traded on the regulated market of the Luxembourg Stock Exchange;

d.) take such further actions as are necessary or appropriate to carry out these resolutions;

e.) make whatever modification, amendment or addition to the above resolutions as may be necessary upon request of the competent Authorities also for the purpose of their entry in the Corporate Registry.

* * *

As point 7 of the agenda has been exhaustively covered, the Board deals with the other topics of the same, the minuting of which I, notary, am exonerated as it is provided for separately.

The time is 12:45 (twelve forty-five)

I have read the present to the Appearing Party who approves it and undersigns it with me.

It consists of six sheets written with the use of mechanical means by a person I trust and handwritten by me for twenty pages with this being the twenty-first.

Signed Renzo Pellicciolі

Signed Carlo Marchetti

[stamp] COPY IN AGREEMENT WITH THE ORIGINAL, ON UNSTAMPED PAPER

FOR USE AS BY LAW WITHIN THE USEFUL REGISTRATION TERM

MILAN [handwritten] *May 4, 2005*

[stamp] MARCHETTI CARLO [illegible] NOTARY IN RHO

[signature]

# PRESS RELEASE

## LOTTOMATICA

## TO OFFER
## €750 MILLION SUBORDINATED INTEREST-DEFERRABLE CAPITAL SECURITIES DUE 2066

*Rome, Italy April 28th, 2006* - Lottomatica announced today that it intends to offer €750 million of Subordinated Interest-Deferrable Capital Securities due 2066 (the "Securities"). The proceeds of the offering will be part of the financing for the proposed acquisition of GTECH Holdings Corporation. The Securities are subject to a mandatory redemption at 101% of the aggregate principal amount, together with accrued and unpaid interest if the GTECH acquisition is not consummated prior to October 10, 2006 or the merger agreement in respect thereof is earlier terminated.

The issuance of the bond is subject to confirmation by Moody's Investors Service Limited and by Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies Inc of an issuer rating not lower than Baa3 and BBB-, respectively, and of a rating for the Securities not lower than Ba3 and BB-, respectively. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time and without notice by the assigning rating agency. Each rating should be evaluated independently of any other rating.

Lottomatica expects to enter into a subscription agreement (the "Subscription Agreement") with Credit Suisse Securities (Europe) Limited and Goldman Sachs International (the "Joint Lead Managers"), pursuant to which Lottomatica will agree to sell, and each Joint Lead Manager will severally agree with Lottomatica to procure subscribers for, or failing which to subscribe for, a portion of the €750 million aggregate principal amount of Securities, in such amounts as will be determined prior to the execution of the Subscription Agreement. The Securities will be offered or sold only outside the United States to certain institutional investors or in or within the United States, or to or for the account or benefit of U.S. persons, to qualified institutional buyers (as defined in Rule 144A under the Securities Act of 1933, as amended.

The interest rate of the Securities will be set at the end of the marketing period on the basis of the indications furnished by the institutional investors.

Application has been made for the Securities to be admitted to the official list and to be traded on the regulated market of the Luxembourg Stock Exchange, a regulated market for the purposes of Directive 2004/39/EC.

The Securities are expected to contain certain provisions, including provisions which generally:

- permit Lottomatica to optionally defer payment of interest on the Securities and specify the circumstances in which such optionally deferred interest can or must be repaid;
- require Lottomatica mandatorily to defer payment of interest on the Securities if a specified financial ratio related to Lottomatica's free cash flow and debt service is not met and specify the circumstances in which mandatorily deferred interest can or must be repaid;
- require Lottomatica to use its best endeavours, to the extent permitted by law and subject to certain exceptions, to fund mandatorily deferred interest and, under certain circumstances, optionally deferred interest, using the proceeds of the issue or contribution of authorised equity; and
- restrict the ability of Lottomatica to pay distributions in respect of *pari passu* securities, of certain other junior obligations and of ordinary equity in circumstances in which mandatorily deferred interest and, under certain circumstances, optionally deferred interest, has not been paid in full.

At an extraordinary shareholders' meeting held April 12, 2006, a resolution was passed by the company's shareholders authorising the Board of Directors to increase the share capital of the company up to the maximum amount of €170 million to finance the payment of interest on the Securities. As already disclosed to the public, the Board of Directors will exercise this power only in the event that the company is not able to pay certain accrued interest.

* * *

*The securities referred to herein will not be registered under the U.S. Securities Act of 1933 as amended and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements*

*This document is not an offer of securities for sale in the United States, and any securities referred to herein may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act of 1933 as amended; Lottomatica does not intend to register any portion of the offering or conduct a public offering in the United States; any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from Lottomatica and that will contain detailed information about Lottomatica and its management, as well as financial statements.*

*This document is for distribution only to persons who (i) are outside the United Kingdom, (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the "Financial Promotion Order"), (iii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc") of the Financial Promotion Order, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.*

*It may be unlawful to distribute this document in certain jurisdictions; such materials are not for distribution in Canada, Japan or Australia, and the information in the materials does not constitute an offer in Canada, Japan or Australia.*

*For further information:*
*AD HOC Communication Advisors 02/7606741*
*Mario Pellegatta - Matteo Cidda 335/1415585*
*This press release and the previous ones are available on the web site:*
*www.adhoccommunication.it*
*Lottomatica web site: www.gruppolottomatica.it*


SEC MAIL
RECEIVED
PROCESSING
JUN 01 2006
WASH. D.C.
199
SECTION


GRUPPO
LOTTOMATICA
giochi e servizi

# RELAZIONE CONSOLIDATA

# AL 31 MARZO 2006

| | |
|---|---|
| **Denominazione Sociale** | **Lottomatica - Società per azioni** |
| *Codice Fiscale* | ^08028081001 |
| *Capitale sociale* | € 91.570.976,00 |
| *Sede Legale* | Roma - Viale del Campo Boario 56/d |

## *Consiglio di Amministrazione :*

| | |
|---|---|
| *Presidente* | Dott. Lorenzo *PELLICIOLI* |
| *Amministratore Delegato* | Ing. Rosario *BIFULCO* |
| *Direttore Generale* | Dott. Marco *SALA* |
| *Consiglieri* | Dott. Paolo *AINIO* |
| | Dott. Antonio *BELLONI* |
| | Dott. Marco *BOROLI* |
| | Dott. Pietro *BOROLI* |
| | Dott. Pier Luigi *CELLI* |
| | Dott. Paolo *CERETTI* |
| | Dott. Marco *DRAGO* |
| | Dott. Roberto *DRAGO* |
| | Prof. Severino *SALVEMINI* |
| | Dott. Antonio *TAZARTES* |

## *Comitato Esecutivo:*

| | |
|---|---|
| *Presidente* | Ing. Rosario *BIFULCO* |
| *Consiglieri* | Dott. Antonio *BELLONI* |
| | Dott. Paolo *CERETTI* |
| | Dott. Marco *DRAGO* |
| | Dott. Lorenzo *PELLICIOLI* |
| | Dott. Marco *SALA* |
| | Dott. Antonio *TAZARTES* |

## *Collegio Sindacale :*

| | |
|---|---|
| *Presidente* | Dott. Francesco *MARTINELLI* |
| *Sindaci Effettivi* | Dott. Paolo Andrea *COLOMBO* |
| | Dott. Angelo *GAVIANI* |
| *Sindaci Supplenti* | Dott. Giulio *GASLOLI* |
| | Dott. Marco *SGUAZZINI VISCONTINI* |
| *Società di Revisione* | Reconta Ernst & Young |

## Azionariato Lottomatica

### Composizione Azionariato Lottomatica S.p.A.


De Agostini S.p.A.
Nuova Tirrena
Investitori Istituzionali
Flottante
33,57%
53,36%
10,18%
2,89%

Gruppo De Agostini: 56,26% (De agostini S.p.A., Nuova tirrena S.p.A.)
*Investitori Istituzionali: 6,12% Gruppo Fidelity, 2,00% Mediobanca S.p.A., 2,06% BPU Pramerica SGR S.p.A.*

*Nota: Azionariato come da informazioni Consob aggiornate al 12 aprile 2006*

Capitale Sociale aggiornato al 6 aprile 2006: 91.858.114 (composto da n. 91.858.114 azioni ordinarie da 1 euro)

## Andamento dei mercati azionari nel primo trimestre 2006

Il primo trimestre 2006 termina con un Bilancio borsistico positivo, sia a livello italiano che europeo, in particolare con un progresso dell'S&P/Mib del 5,5% che rafforza il trend positivo degli ultimi tre anni. Che il mercato finanziario sia in una fase di ripresa è anche testimoniato dalle nuove matricole, 15 nel 2005 e quasi altrettante attese entro il primo semestre 2006.

## Il Titolo Lottomatica nel periodo chiuso al 31 marzo 2006

Dopo aver registrato una performance molto positiva nell'esercizio 2005, pari a oltre il 13%, il titolo Lottomatica ha proseguito la propria fase di ascesa a seguito dell'annuncio del 10 gennaio 2006 dell'accordo per l'acquisizione da parte di Lottomatica per 35 dollari USA (29,04 euro) per azione del controllo totalitario di GTECH Holdings Corporation, società quotata al New York Stock Exchange e fornitore leader di tecnologie per giochi e servizi. Nel periodo dall'annuncio fino al 31 marzo 2006, sono state scambiate oltre 37 milioni di azioni Lottomatica (circa il 94% dell'intero flottante).
Il prezzo medio del titolo nel primo trimestre 2006 è stato pari a 33,5 euro con oltre 38 milioni di azioni trattate ed una media giornaliera di scambi pari a 590.751 titoli. La capitalizzazione di borsa di Lottomatica al 31 marzo 2005 è pari a oltre 3,2 miliardi di euro. L'Assemblea degli Azionisti del 12 aprile 2006, successivamente alla chiusura del periodo, ha deliberato la distribuzione di un dividendo pari a 1,3 euro per azione, in pagamento il 27 aprile 2006 attingendo alla liquidità esistente nella società, con stacco della relativa cedola in data 24 aprile 2006.

La performance in Borsa del titolo Lottomatica è stata superiore a quella del principale indice di riferimento a livello domestico (+15,1% rispetto a +5,5% dell'S&P/MIB).


Per Share Price (Euro)
120
115
110
105
100
95
Lottomatica +15.1%
Ftse Eurotop 100 +5.7%
Dow Jones Industrial 3.7%
S&P/MIB +5.5%
3.000.000
2.500.000
2.000.000
1.500.000
1.000.000
500.000
0
Volume
2/1/06
31/1/06
1/3/06
30/3/06

*(Fonte: Bloomberg - Lehman Brothers)*

## IL GRUPPO LOTTOMATICA AL 31.03.2006

Il Gruppo Lottomatica al 31 marzo 2006 è composto dalle seguenti società:


LOTTOMATICA S.p.A.
100% Lottomatica Sistemi S.p.A.
85% Consorzio Lottomatica Giochi Sportivi
5%
92,5% Lottomatica Italia Servizi S.p.A.
63% Consorzio Lotterie Nazionali
100% RTI Videolot S.p.A.
100% Cirmatica Gaming S.A.
100% Nova Prima s.r.l.
0,004%
99,996% Invest Games S.A.
100% Videolot Gestione S.p.A.
3,59% Impenditori Associati (*)
100% Lottomatica Argentina S.A. (*)
100% Lottolatino do Brasil (*)
100% PCC GS S.p.A.
100% Totobit Informatica S.p.A.
90% CARTALIS S.p.A.
20% 60% SED MULTITEL S.p.A.
100% TTS srl
100% LIS Finanziaria S.p.A.
10% Easy Nolo S.p.A.
(*) Società per le quali è stata deliberata la liquidazione

### Società del Gruppo Consolidate



Lottomatica è la società operativa concessionaria dello Stato per la gestione del Lotto e d'altri giochi pubblici nonché a capo di un Gruppo presente nel mercato dei giochi, dei servizi automatizzati per il cittadino e per le imprese e dei servizi di biglietteria. Dispone, inoltre, di una struttura ad elevato Know-How per l'elaborazione di:

- sistemi e prodotti per giochi;
- sistemi per l'accettazione dei giochi e delle scommesse sportive ed ippiche attraverso la fornitura dei terminali e sistemi di hardware e software;
- servizi di assistenza alla gestione operativa e di Help Desk del Totalizzatore Nazionale Ippico.

In data 3 giugno 2003 è stato costituito il Consorzio Lottomatica Giochi sportivi tra la Lottomatica S.p.A., la Totobit Informatica Software e Sistemi S.p.A., il Consorzio Totocom - Agenzie on-line e la Telcos S.p.A., con sede in Roma per la gestione delle attività di cui alla *"Concessione per l'affidamento di attività e funzioni pubbliche relative ai concorsi pronostici nonché ad altri eventuali giochi connessi a manifestazioni sportive".* L'attività operativa è iniziata con il primo concorso del Totocalcio del 17 agosto 2003.


LOTTOMATICA
sistemi

Lottomatica Sistemi S.p.A., costituita in data 10 dicembre 1999, è attualmente controllata al 100% da Lottomatica. Lottomatica Sistemi gestisce il Centro di Elaborazione Multizona di Napoli; inoltre, dal marzo 2004, svolge attività di assistenza tecnica per mezzo del servizio di help-desk ed assistenza di carattere commerciale.


PCC Giochi e Servizi

La società ha per oggetto la produzione e la fornitura di supporti cartacei specialistici (schedine, stampati, biglietti di viaggio, schede concorsi e di gioco), ed ha la sede operativa e gli stabilimenti in località Tito in provincia di Potenza. La società è controllata al 100% dalla Lottomatica Sistemi.


Consorzio
Lotterie
Nazionali
In data 10 dicembre 2003, Lottomatica S.p.A., Scientific Games International Inc., Arianna 2001 S.p.A., Olivetti Tecnost S.p.A (subentrata a Tecnost Sistemi S.p.A a seguito di fusione per incorporazione) e Servizi Base 2001 S.p.A., hanno provveduto a costituire il "Consorzio Lotterie Nazionali. Il "Consorzio Lotterie Nazionali è subentrato nelle attività di cui alla concessione per la gestione delle lotterie nazionali sottoscritta in data 14 ottobre 2003 dal RTI costituito tra i medesimi soggetti.
Le quote di partecipazione al fondo consortile sono le seguenti:
Lottomatica 63%, Scientific Games 20%, Arianna 2001 15%, Olivetti Tecnost 1% e Servizi Base 2001 1%. I risultati di vendita hanno avuto un trend crescente ed è proseguita l'attività di ampliamento della rete distributiva.

***Videolot Gestione* S.p.A**.
Costituita in data 16 Novembre 2004 e controllata al 100% dalla Lottomatica S.p.A. Videolot Gestione S.p.A. è stata costituita con l'obiettivo di gestire apparecchi da divertimento ed intrattenimento provvedendo, fra l'altro, anche alla acquisizione, alla distribuzione ed alla gestione degli apparecchi medesimi.

***RTI Videolot S.p.A.***
Costituita in data 1 febbraio 2005 e controllata al 100% dalla Lottomatica S.p.A. La RTI Videolot S.p.A. è stata costituita al fine del trasferimento del rapporto concessorio fino ad allora in capo al Raggruppamento Temporaneo di Imprese per l'esercizio di tutte le attività affidate in concessione, in conformità a quanto previsto dal paragrafo 4 del Capitolato d'Oneri.


LOTTOMATICA
italiaservizi
Lottomatica Italia Servizi, controllata al 92,5% dalla Lottomatica S.p.A., gestisce i servizi per il cittadino, per le imprese e i servizi di biglietteria sportiva. Con l'acquisizione del gruppo Totobit avvenuta nel mese di dicembre del 2003 la LIS S.p.A. ha consolidato la sua posizione nel settore dei servizi.


TOTOBIT INFORMATICA
SOFTWARE & SISTEMI Spa
La società gestisce una rete di miniterminali multifunzione installati presso esercizi commerciali a grande affluenza di pubblico, quali bar-ricevitorie – stazioni di servizio – edicole – altri, finalizzata all'erogazione di servizi telematici.
I servizi erogati sono, al momento, quelli di ricarica di telefonia fissa e mobile di tutti i principali operatori nazionali. Da segnalare, inoltre, lo sviluppo della piattaforma tecnologica per la gestione delle lotterie ad estrazione istantanea a supporto delle attività svolte dal Consorzio Lotterie Nazionali.


Controllata al 60% da Totobit Informatica Software e Sistemi S.p.A. ed al 20% da Lottomatica S.p.A., è stata costituita il 28 novembre 2002, con lo scopo di disporre di un'organizzazione specializzata capace di garantire, attraverso il coordinamento e la gestione di centri di calcolo propri ed in outsourcing, il necessario supporto tecnologico legato all'attività tipicamente transazionale dei servizi telematici erogati.


TTS è una società del gruppo Totobit Informatica.
Società controllata da Totobit Informatica Software e Sistemi S.p.A. per il 100%.
All'interno del gruppo Totobit si occupa di sviluppare e distribuire il prodotto software per l'elaborazione e lo sviluppo dei sistemi di gioco in ricevitoria. Fornisce

alla clientela un accurato servizio di assistenza tecnica/sistemistica, sia telefonica (attraverso un call-center interno) che a domicilio. Si occupa inoltre, della raccolta sul territorio dei contratti di adesione relativi ai servizi erogati dalla controllante


LIS
finanziaria

Controllata al 100% da Totobit Informatica Software e Sistemi S.p.A., appositamente costituita ed iscritta all'albo degli Intermediari Finanziari ex art. 106 TULB, è la società destinata alla gestione dei servizi finanziari del Gruppo Lottomatica. Il servizio di pagamento utenze è il primo servizio sviluppato ed risulta essere pienamente operativo dalla fine del mese di settembre 2004.


CARTA
LIS

Costituita il 12 settembre 2005 da LIS Lottomatica Italia Servizi S.p.A (che detiene il 90% del capitale) e da Banca Sella S.p.A. (che detiene il 10% del capitale), per lo svolgimento, quale attività principale, dell'emissione di moneta elettronica mediante trasformazione immediata dei fondi ricevuti, nonché le attività connesse e strumentali nei limiti di legge, ex artt. 114-bis e ss., d.lgs. n. 385/1993, e relative disposizioni attuative emanate dalla Banca d'Italia, coerentemente con il piano industriale di LIS. L'avvio dell'operatività, previsto per i primi mesi del 2006.

***Cirmatica***

Cirmatica Gaming S.A., società di diritto spagnolo, costituita in data 25 luglio 2000, è attualmente controllata al 100% da Lottomatica. Cirmatica Gaming S.A. ha per oggetto la gestione e l'amministrazione di partecipazioni finanziarie ed azionarie.

***Nova Prima***

Nova Prima srl , acquisita il 22 dicembre 2005, è controllata al 100% da Lottomatica Spa ed il suo ingresso è connesso all'annunciata acquisizione del gruppo G-Tech.

***LOTTOMATICA ARGENTINA E LOTTO DO BRASIL*** per le quali in data 13 maggio 2004 Lottomatica ha deliberato di procedere alla liquidazione volontaria.

***Invest Games s.a.***

Invest Games s.a., società lussemburghese costituita in data 27 dicembre 2005 e controllata da Lottomatica Spa al 99,99%. La sua costituzione è connessa all'annunciata acquisizione del gruppo G-Tech.

## STOCK OPTIONS

*PREMESSA*

In data 20 dicembre 2005 è divenuta efficace la fusione mediante incorporazione di Lottomatica S.p.A. e di FinEuroGames S.p.A. in NewGames S.p.A., che ha contestualmente assunto la denominazione dell'incorporata Lottomatica S.p.A., subentrando nei rapporti a quest'ultima riferiti, ivi inclusi quelli relativi ai piani di stock options in favore di esponenti aziendali e dipendenti del gruppo Lottomatica.

*Piani 2003 – 2005*

L'assemblea straordinaria dell'incorporante NewGames S.p.A. del 21 settembre 2005 ha deliberato, con effetto dalla data di efficacia della predetta fusione, ed in conformità a quanto deliberato dall'incorporata Lottomatica S.p.A. nell'assemblea straordinaria del 14 aprile 2003 e nella riunione del consiglio di amministrazione dell'11 giugno 2003, fissando quale termine ultimo per le sottoscrizioni la data del 31 dicembre 2008:

- un aumento a pagamento del capitale sociale, in forma scindibile, per massimi Euro 2.439.110,00, con emissione, anche in più tranches, di massime n. 2.439.110 nuove azioni ordinarie del valore nominale di Euro 1,00 cadauna, godimento regolare, con esclusione del diritto di opzione ai sensi dell'art. 2441, comma 5, del codice civile, al servizio dell'esercizio delle n. 2.439.110 opzioni già assegnate ed ancora esercitabili nell'ambito del piano di stock options riservato a dipendenti dell'incorporata Lottomatica S.p.A. e di altre società dalla stessa direttamente o indirettamente controllate;

- un aumento a pagamento del capitale sociale, in forma scindibile, per massimi Euro 1.422.667,00 con emissione, anche in più tranches, di massime n. 1.422.667 nuove azioni ordinarie del valore nominale di Euro 1,00 cadauna, godimento regolare, con esclusione del diritto di opzione ai sensi dell'art. 2441, comma 5, del codice civile, al servizio dell'esercizio delle n. 1.422.667 opzioni già assegnate ed ancora esercitabili nell'ambito del piano di stock options riservato ad amministratori dell'incorporata Lottomatica S.p.A.

L'assemblea straordinaria dell'incorporante NewGames S.p.A. del 21 settembre 2005 ha altresì deliberato, sempre con effetto dalla data di efficacia della predetta fusione, ed in conformità a quanto deliberato dall'incorporata Lottomatica S.p.A. nell'assemblea straordinaria del 14 aprile 2003 e nella riunione del consiglio di amministrazione del 13 maggio 2004 e fissando quale termine ultimo per le sottoscrizioni la data del 31 dicembre 2008 un aumento a pagamento del capitale sociale, in forma scindibile, per massimi Euro 223.175,00, con emissione, anche in più tranches, di massime n. 223.175 nuove azioni ordinarie del valore nominale di Euro 1,00 cadauna, godimento regolare, con esclusione del diritto di opzione ai sensi dell'art. 2441, comma 5, del codice civile, al servizio dell'esercizio delle n. 223.175 opzioni già assegnate ed ancora esercitabili nell'ambito del piano di stock options riservato a dipendenti dell'incorporata Lottomatica S.p.A. e di altre società dalla stessa direttamente o indirettamente controllate;

Le stock options di cui ai piani 2003-2005 sono ad oggi tutte maturate, e sono divenute ovvero diverranno esercitabili, a seconda dei casi, al ricorrere dei presupposti indicati nei rispettivi regolamenti.

*Piani 2005 - 2010*
La medesima assemblea straordinaria dell'incorporante NewGames S.p.A. del 21 settembre 2005 ha altresì deliberato, sempre con effetto dalla data di efficacia della predetta fusione, ed in conformità a quanto deliberato in data 12 aprile 2005 dall'incorporata Lottomatica S.p.A. nell'assemblea straordinaria e nelle riunioni del consiglio di amministrazione del 12 maggio e/o del 21 luglio 2005, fissando quale termine ultimo per le sottoscrizioni la data del 31 dicembre 2010:

- un aumento a pagamento del capitale sociale, in forma scindibile, per massimi Euro 297.580,00, con emissione, anche in più tranches, di massime n. 297.580 nuove azioni ordinarie del valore nominale di Euro 1,00 cadauna, godimento regolare, con esclusione del diritto di opzione ai sensi dell'art. 2441, comma 5, del codice civile, al servizio dell'esercizio delle n. 297.580 opzioni già assegnate dall'incorporata Lottomatica S.p.A. ed ancora esercitabili nell'ambito del piano di stock options riservato a dirigenti dell'incorporata Lottomatica S.p.A. e/o di sue controllate;

- un aumento a pagamento del capitale sociale, in forma scindibile, per massimi Euro 57.016,00 con emissione, anche in più tranches, di massime n. 57.016 nuove azioni ordinarie del valore nominale di Euro 1,00 cadauna, godimento regolare, con esclusione del diritto di opzione ai sensi dell'art. 2441, comma 5, del codice civile, al servizio del piano di stock options riservato a dirigenti di Lottomatica e/o di sue controllate in relazione alle n. 57.016 opzioni ancora assegnabili dall'incorporata Lottomatica S.p.A. nell'ambito di tale piano;

- un aumento a pagamento del capitale sociale, in forma scindibile, per massimi Euro 219.812,00, con emissione, anche in più tranches, di massime n. 219.812 nuove azioni ordinarie del valore nominale di Euro 1,00 cadauna, godimento regolare, con esclusione del diritto di opzione ai sensi dell'art. 2441, comma 5, del codice civile, al servizio dell'esercizio delle n. 219.812 opzioni già assegnate dall'incorporata Lottomatica S.p.A. ed ancora esercitabili nell'ambito del piano di stock options riservato ad amministratori dell'incorporata Lottomatica S.p.A.

*Delega al consiglio di amministrazione*
L'assemblea straordinaria dell'incorporante NewGames S.p.A. del 21 settembre 2005 ha, infine, deliberato di attribuire al consiglio di amministrazione, per il periodo di cinque anni dalla data della deliberazione, la facoltà di aumentare il capitale sociale a pagamento, in una o più volte, ai sensi dell'art. 2443, comma 2 del codice civile, per un ammontare nominale massimo di Euro 8.326.520,00, con esclusione del diritto di opzione al servizio, fra l'altro, di uno o più piani di stock options riservati ad amministratori della società ed a dirigenti della società e/o di sue controllate, fino al limite massimo di Euro 1.205.777,60 per il primo anno, e ad Euro 1.780.185,60 per ciascuno dei successivi, senza possibilità di cumulare la parte eventualmente non utilizzata nel corso di un dato anno con le parti di competenza degli anni successivi.

## SINTESI SULL'ANDAMENTO ECONOMICO E FINANZIARIO CONSOLIDATO

*Analisi dei risultati reddittuali*

Al 31 marzo 2006 il Gruppo Lottomatica presenta un utile netto di competenza pari ad €/000 38.449 (€/000 61.216 al 31.03.2005) dopo aver attribuito il risultato di competenza di terzi per €/000 2.977 (€/000 443 al 31.03.2005).

| CONTO ECONOMICO *(migliaia di euro)* | 31.03.2006 IFRS | % | 31.03.2005 IFRS | % |
|---|---|---|---|---|
| ATTIVITA' DESTINATE A CONTINUARE | | | | |
| **Totale Ricavi delle vendite e delle prestazioni** | **190.306** | **100,0%** | 189.135 | **100,0%** |
| Materie prime e materiali di consumo utilizzati | 11.951 | 6,3% | 8.209,0 | 4,3% |
| Servizi | 45.246 | 23,8% | 44.880,0 | 23,7% |
| Costo del personale | 17.096 | 9,0% | 18.833,0 | 10,0% |
| Altri costi operativi | 4.125 | 2,2% | 511,0 | 0,3% |
| -) Oneri diversi di gestione | 1.565 | 0,8% | 496,0 | 0,3% |
| -) Accantonamenti | 2.560 | 1,3% | 15,0 | 0,0% |
| **Tottale costi di esercizio** | **78.418** | **41,2%** | **72.433** | **38,3%** |
| **Margine operativo lordo (EBITDA)** | **111.888** | **58,8%** | **116.702** | **61,7%** |
| Ammortamenti e svalutazioni | 18.079 | 9,5% | 10.407 | 5,5% |
| **Risultato operativo (EBIT)** | **93.809** | **49,3%** | **106.295** | **56,2%** |
| Proventi (oneri) finanziari | -17.800 | -9,4% | -2.887 | -1,5% |
| Rettifiche attività finanziarie | 0 | 0,0% | 0 | 0,0% |
| Imposte dell'esercizio | -34.582 | -18,2% | -41.749 | -22,1% |
| **Risultato delle attività destinate a continuare** | **41.426** | **21,8%** | **61.659** | **32,6%** |
| **Risultato delle attività destinate alla vendita o a cessare** | 0 | 0,0% | 0 | 0,0% |
| **Risultato del periodo** | **41.426** | **21,8%** | **61.659** | **32,6%** |
| Quota di pertinenza di terzi | 2.977 | 1,6% | 443 | 0,2% |
| **Quota di pertinenza di gruppo** | **38.449** | **20,2%** | **61.216** | **32,4%** |

Il totale dei ricavi delle vendite e delle prestazioni è sostanzialmente in linea con il dato dello scorso anno nonstante una contrazione del 14,68% dei ricavi generati dalla raccolta del lotto. Un contributo alla tenuta dei ricavi è stato assicurato dalla crescita degli altri business del Gruppo con particolare riferimento alla lotterie istantanee e differite che nel trimestre hanno conseguito ricavi netti per oltre €/000 30.975 rispetto ad €/000 9.966 del 31 marzo 2005.
L'EBITDA al 31 marzo 2006 si presenta in leggera flessione rispetto all'analogo dato dello scorso anno: €/000 111.888 rispetto ad €/000 116.702 del 31 marzo 2005.

Si rinvia ai capitoli successivi per l'analisi dell'andamento dei ricavi per linea di business e dell'evoluzione dei costi di gestione.

## ***Andamento dei ricavi per linea di business***

### ***Giochi***


GIOCO DEL
LOTTO

Al 31 Marzo 2006 si evidenzia un decremento rispetto allo stesso periodo dell anno precedente sia in termini di raccolta complessiva che in termini di ricavi per l aggio spettante a Lottomatica. L andamento della raccolta si struttura in due diverse tipologie di giocate; da un lato quelle normali (c.d. zoccolo duro), che risultano nel tempo strutturalmente stabili e che consentono da sole a Lottomatica di realizzare un rilevante risultato economico gestionale; dall altro le giocate speculative effettuate sui numeri ritardatari (intendendosi per tali i numeri non estratti per oltre 100 concorsi) sui quali si concentra, da parte di alcuni giocatori, un importo aggiuntivo di giocate con valori unitari notevolmente superiori alla media.

L analisi dei dati riportati evidenzia una raccolta pari a 2,04 miliardi di euro in diminuzione del 15% rispetto al 31 Marzo 2005 . La raccolta sui numeri ritardatari, pari a circa 719 milioni di Euro registra un decremento rispetto a 850 milioni di Euro registrati nel relativo periodo dell anno precedente. Anche la raccolta sullo zoccolo duro ha subito una diminuzione attestandosi sui 1.325 /mln di Euro rispetto i 1.552 /mln di Euro, soprattutto per effetto del trascinamento di minori giocate abbinate ai ritardatari.

| | Raccolta €/000 | Giocate x 1.000 | Ricavi €/000 |
|---|---|---|---|
| Primo Trimestre 2006 | 2.045.007 | 667.171 | 132.421 |
| Primo Trimestre 2005 | 2.402.760 | 689.111 | 155.203 |
| *Delta %* | -14,89% | -3,18% | -14,68% |

Conseguentemente alla minore raccolta si rileva una diminuzione del numero di giocate complessivo che passa da circa 689 milioni al 31 Marzo 2005 ai 667 dello stesso periodo del 2006.
La raccolta sui numeri ritardatari è stata influenzata positivamente dal ritardo accumulato dal n° 34 sulla ruota di Cagliari, che, estratto l ultimo concorso del mese, ha migliorato il record detenuto precedentemente dal n° 8 sulla ruota di Roma (202 ritardi, 1942) di una estrazione.
A fronte di un decremento della raccolta pari al - 15%, i ricavi di Lottomatica sono stati 132 /mln rispetto ai 155 /mln del 2005


Consorzio
Lotterie
Nazionali

Nei primi 3 mesi del 2006 le vendite delle lotterie Istantanee hanno confermato il trend positivo già registrato 2005 e la raccolta al 31 marzo è pari a euro mln 854,3 con 354 milioni di biglietti venduti. In particolare l' introduzione del gioco da 5€ il Miliardario ha registrato un successo di gran lunga superiore alle aspettative, generando un incremento netto delle vendite, senza cannibalizzare le altre fasce di prezzo.
Nel primo trimestre è stato inoltre messo in commercio il gratta e vinci denominato Medaglia d'oro legato ai giochi Olimpici Invernali di Torino 2006. I risultati di vendita di questo gioco sono stati molto positivi, con 53,7 milioni di biglietti.

Al 31 marzo i ricavi netti legati alle lotterie istantanee sono stati pari ad €/000 30.954 rispetto ad €/000 9.932 del 31 marzo 2005.

La comunicazione del periodo è stata supportata da una campagna affissione, uscite su stampa di settore, promocard , e dei passaggi spot G&V sugli schermi del circuito Autogrill.

Inoltre, la giuria del 36° Key Award, ha conferito per la categoria Tempo Libero il Key Award allo spot "Calcio" del Gratta &Vinci.

*Lotterie differite*
Performance positiva molto positiva anche per le Lotterie differite
I volumi di vendita, anche per effetto delle iniziative promozionali dedicate, sono stati pari a biglietti/000 371,8 venduti con una raccolta di euro/mln 1,1. Nello stesso periodo del 2005 i volumi di vendita della lotteria di Viareggio erano stati pari a biglietti /000 316,9 per una raccolta di euro/mln 0,9.


TRIS
al servizio dell'ippica

Di seguito è riportata la tabella che illustra i dati della Raccolta e dei Ricavi del gioco svolto per conto del concessionario Sarabet:

| *Valori in migliaia di euro* | 31.03.2006 | 31.03.2005 | Delta % |
|---|---|---|---|
| Raccolta Totale | 210.167 | 142.971 | 47% |
| Raccolta Gruppo | 33.686 | 16.797 | 100,55% |
| Quota di Mercato | 16,03% | 11,75% | 4,28% |
| Ricavi Gruppo Lottomatica | 1.129 | 277 | |

Il mercato del gioco della tris nell'anno 2006 ha evidenziato un incremento del 4,7 % rispetto all'anno precedente da attribuire all'introduzione dei nuovi giochi legati al gioco della Tris.


Totocalcio
Totogol
VINCI INSIEME ALLO SPORT

A partire dal 17 agosto 2003, Lottomatica, attraverso il Consorzio Lottomatica Giochi Sportivi, qualificato come concessionario, raccoglie sulla propria rete i concorsi pronostici dei giochi "Totocalcio", "Totogol" e il "9", e dal 19 dicembre 2004 raccoglie le scommesse a Totalizzatore.

La quota di mercato di Lottomatica Giochi Sportivi al 31.03.2006 è pari al 19%. Di seguito si riporta la tabella che illustra i dati della Raccolta e Aggio.

| | | 31.03.2005 | 31.03.2006 |
|---|---|---|---|
| Pdv Mercato | | 23.000 | 21.500 |
| Pdv Consorzio G.S. | | 6.927 | 5.662 |
| % Pdv Consorzio G.S. | | 30,1% | 26,3% |
| Raccola Mercato | €/000 | 264.662 | 319.886 |
| *- di cui Concorsi Pronostici* | | 107.382 | 98.915 |
| *- di cui Scommesse a Totalizzatore* | | 14.310 | 10.804 |
| *- di cui Scommesse Ippiche* | | 142.971 | 210.167 |
| Raccola Consorzio G.S. | " | 48.164 | 60.888 |
| *- di cui Concorsi Pronostici* | " | 27.504 | 24.677 |
| *- di cui Scommesse a Totalizzatore* | " | 3.863 | 2.525 |
| *- di cui Scommesse Ippiche* | | 16.797 | 33.686 |
| Quota di Mercato | | *18,2%* | *19,0%* |
| *- di cui Concorsi Pronostici* | | *25,6%* | *24,9%* |
| *- di cui Scommesse a Totalizzatore* | | *27,0%* | *23,4%* |
| *- di cui Scommesse Ippiche* | | *11,7%* | *16,0%* |
| Aggio | €/000 | 1.359 | 2.068 |
| % aggio su Raccolta | | 2,82% | 3,40% |

Nel corso Autunno 2005 sono stati emanati dai Monopoli di Stato decreti direttoriali con i quali vengono disciplinati nuovi giochi ippici.
Precisamente con decreto direttoriale

- del 26 ottobre si disciplina il nuovo gioco "Vincente nazionale" e "Accoppiata nazionale" ;
- del 20 dicembre vengono istituti i giochi "Quartè nazionale" e "Quintè nazionale" e "Nuova Tris nazionale"

Le novità essenziali di tali nuovi decreti sono:

- passaggio della concessione per la raccolta del gioco da Sarabet ai concessionari dei concorsi a pronostici tra cui Consorzio Lottomatica Giochi Sportivi ;
- Adeguamento dell'aggio dal 1,98% al 3,45% della raccolta netta per tutti i giochi ad eccezione della "Vincente Nazionale" per la quale è previsto l'aggio dell'1(uno) percento;

In conseguenza di ciò in ottobre è stato firmato l'atto integrativo della concessione Concorsi Pronostici che ha portato l'ippica nazionale nel portafoglio prodotti del Consorzio Lottomatica Giochi Sportivi

Il mercato dei Concorsi Pronostici (Totocalcio e Totogoal) evidenzia un calo di circa 7,89 punti percentuali. Il mercato delle scommesse a totalizzatore mostra un calo netto di circa 25% rispetto allo stesso periodo nonostante l'introduzione del gioco BIG-SCI. Il mercato delle scommesse ippiche, di contro, mostra un trend positivo con un incremento di circa 47% rispetto allo stesso periodo 2005, da attribuire all'introduzione dei nuovi giochi legati al gioco della Tris.

***Giochi da intrattenimento (videolotterie)***

L'attività è relativa sia alla attivazione e conduzione operativa della rete telematica del gioco lecito, oggetto della Concessione stipulata con AAMS, sia alla gestione diretta di apparecchi da divertimento e intrattenimento installati in punti vendita tabaccai e totoricevitori appartenenti alla rete Lottomatica, o in alberghi, grazie all'accordo quadro sottoscritto dalla controllante Lottomatica con Federalberghi, effettuata ricorrendo a gestori partner.
L'oggetto della Concessione è principalmente relativo al collegamento in rete degli apparecchi, che consente la trasmissione al sistema centrale di Sogei dei dati delle partite giocate, di controllarne la regolarità e la conformità alla legge, e al riversamento quindicinale del PREU all'Amministrazione, determinato nella misura del 13,5% delle somme giocate, che in tutti i punti vendita non gestiti direttamente, è incassato direttamente dai gestori e successivamente riversato al Concessionario.
Per il collegamento in rete è percepito un compenso, generalmente variabile in funzione delle somme giocate dagli apparecchi.
La Concessionaria ha contrattualizzato 44 gestori, risultando alla data odierna, in un mercato costituito da circa 180.000 apparecchi, di cui oltre 150.000 installati, titolare di circa 11.000 nulla osta di apparecchi, di cui circa 8.500 risultano installati in esercizi commerciali (bar, sale giochi, tabaccai, totoricevitori, ecc.).
RTI Videolot ha ottenendo il decreto di conduzione definitiva in data 2 febbraio 2006.
L'attività di gestione diretta di apparecchi, viene effettuata ricorrendo al contributo di alcune società specializzate, identificate con una logica territoriale, incaricate di verificare le potenzialità dei punti vendita, di scegliere i modelli di apparecchi più adatti e performanti, di installarli e gestirli, sostenendo direttamente l'investimento, e ricevendo un corrispettivo commisurato all'ammontare delle somme giocate.
La concessionaria gestisce direttamente circa 1.800 apparecchi installati, la cui raccolta si attesta mediamente intorno a Euro 54.000 annui, rispetto ad una media di 75.000 Euro relativa agli apparecchi interconnessi.

I ricavi per i primi tre mesi dell'anno si attestano ad €/000 2.327 . L'importo è costituito dai ricavi di competenza maturati sulla base della normativa chiarita con la circolare ministeriale n. 21 del 13 maggio 2005 commisurati alla raccolta complessiva realizzata dalla rete di esercenti (€/000 144.209) al netto dell'importo da riconoscere ad AAMS a titolo di PREU

(pari al 13,5%) , della quota da destinare alle vincite (mediamente il 75%), e della quota destinata ai gestori/esercenti.

***Servizi***

Le società della Business unit Servizi del gruppo Lottomatica hanno avuto ricavi consolidati di 19,4 Mni (+28,1% rispetto al primo trimestre 2005) e EBITDA di € xx Mni (+yy% vs primo trimestre 2005). Tale incremento è dovuto sia alla crescita delle linee di servizio esistenti che all'introduzione di nuovi servizi quali quelli di Valori bollati, di bollettazione e di ricarica (3 e gli operatori di digitale terrestre).

I servizi forniti dal Gruppo Lottomatica possono essere così suddivisi:

- Servizi commerciali: Fra questi i principali sono i servizi in cui una società commerciale del gruppo Lottomatica ha un contratto diretto con gli operatori ed i Punti ventita. I più importanti sono i servizi di ricarica diretti e i servizi di biglietteria.
- Servizi di pagamento: ovvero servizi di incasso e di pagamento effettuati attraverso LIS Finanziaria S.p.A.. I servizi principali sono il pagamento di bollette, tributi locali e multe. LIS Finanziaria effettua anche l'incasso delle spettanze per conto del titolare del credito.
- Servizi di Processing: nei quali Lottomatica svolge un servizio di processing e di rete per conto di terzi, senza effettuare incasso delle spettanze. Fra questi servizi i più importanti sono Ricariche telefoniche e di Digitale terrestre, pagamento di Bollo Auto, servizi di fidelity card e, dal 2005, i servizi di valori bollati

Questi servizi vengono erogati da Lottomatica Italia Servizi, dalla Totobit Software Sistemi Informatica S.p.A., acquistata al 100% nel corso del 2003 e dalla LIS Finanziaria S.p.A. interamente controllata da Totobit S.p.A.. L'acquisizione delle società del gruppo Totobit ha avuto, per Lottomatica, una rilevante valenza strategica, consentendo di cogliere le opportunità derivanti dall'ampliamento dell'offerta di servizi al pubblico, dalla disponibilità di una infrastruttura tecnologica parallela e svincolata da quella dei terminali del Lotto, e dalla possibilità di estensione e diversificazione della rete di punti vendita.

Il 10.05.2005 è terminata la migrazione del servizio delle ricariche telefoniche da tecnologia mael a tecnologia POS. Nel prosieguo migreranno anche tutti gli altri business. Lo sviluppo della rete alternativa offre l'opportunità al cliente finale di pagare non solo con Pagobancomat, ma anche con carte di credito.

Il 6/12/2005 è terminata la campagna promozionale avviata il 27/7/2005 che ha coinvolto tutti i punti vendita con l'obiettivo di incentivare l'uso dei servizi di vendita delle ricariche telefoniche e la riscossione del bollo auto.

Dal 27 gennaio 2005 è possibile pagare presso i punti abilitati oltre le "bollette utenze" Telecom (settembre 2004) anche quelle ENEL. La commissione pagata dal cliente finale è di 1 euro come per Poste e Banche con il vantaggio di evitare "code" per pagare le utenze.

Dal 18 maggio 2005 è possibile pagare nel Comune di Torino, presso i punti abilitati, le imposte, tasse e canoni la cui riscossione è affidata alla Società Soris S.p.a costituita dal Comune di Torino (Tarsu - Tassa per lo smaltimento dei rifiuti solidi urbani, Ici, Imposta comunale sugli immobili, Cosap - Canone per l'occupazione di spazi ed aree pubbliche - Cimp , Canone sulle inziative pubblicitarie).

## *Servizi Commerciali*

*Vendita di ricariche telefoniche*


vodafone
omnitel
TIM
TISCALI
WIND
TELECOM
ALBACOM

Il business che, più di ogni altro, ha trainato la crescita del comparto servizi è stato quello della vendita di ricariche telefoniche per i telefoni cellulari.
Dal mese di luglio 2005, ai gestori Tim, Vodafone, Wind, Tiscali, Albacom e Telecom, si è aggiunto un altro gestore di telefonia mobile denominato H3G che nei primi tre mesi dell'anno ha avuto transato di €/000 22.750.
Anche Totobit, attraverso i circa 9.000 punti vendita diretti, offre servizi di ricarica di schede telefoniche.
Al 31.03.2006 sono state vendute oltre 53,2 milioni di ricariche attraverso gli oltre 20.700 punti vendita diretti Lottomatica ed li 9.000 totobit, rispetto ai circa 47,9 milioni al 31.03.2005, con un ricavo netto pari a 9.215 €/000 contro un ricavo netto al 31.03.2005 di 8.177 €/000 (crescita in valore assoluto +1.038).
Il trend crescente è legato allo spostamento sempre più marcato verso l'on-line, e la conseguente erosione del mercato delle scratch cards.

*Vendita di ricariche Digitali Terrestre*

Nel corso del 2005 è stato attivato il servizio di ricarica delle tessere Mediaset Premium e LA7 carta più per l'acquisto di eventi in visione sulle piattaforme del digitale terrestre. Al 31/03/2006 sono state ricaricate più di 225.000 tessere per un importo di circa €/000 3.962.

*Servizi di biglietteria automatizzata*

Dal 1998 LIS offre il servizio di biglietteria automatizzata per l'acquisto di biglietti e di abbonamenti stagionali per eventi sportivi attraverso la rete Lottomatica.
I ricavi, al 31.03.2006, sono pari ad €/000 1.070 contro €/000 1.244 al 31.03.2005 (-14,3%).
E' il comparto della biglietteria sportiva a risentire della diminuzione degli spettatori paganti agli eventi calcistici. LIS continua ad occuparsi della vendita di tutti gli eventi organizzati presso l'Auditorium e anche quelli di organizzatori terzi presso il "Parco della Musica" gestendo circa 100 eventi in parallelo. A partire dal 2004, è possibile acquistare biglietti/abbonamenti oltre che presso i canali già esistenti: ricevitorie, punti plus, punti speciali e stadio, anche tramite call center.
Complessivamente i biglietti venduti tramite il nostro sistema per il servizio di biglietteria on-line sono stati circa 894.000. La Vostra Società ha incassato così, presso i punti vendita LIS più di €/000 9.046.

## *Servizi di pagamento*

*Servizio di pagamento di "bollette utenze" e tasse locali*


TELECOM
Enel
SORIS

Dal 18 maggio 2005 è possibile pagare presso i punti abilitati oltre le "bollette utenze" Telecom

ed ENEL anche le imposte, tasse e canoni la cui riscossione è affidata alla Società Soris S.p.a costituita dal Comune di Torino.
Al 31.03.2006 sono state pagate circa 303.000 bollette per un importo complessivo di circa €/000 27.500. A partire dal mese di ottobre 2005 il pagamento dei bollettini Telecom può essere effettuato anche in contanti. Da ultimo è stato attivato, presso i punti vendita autorizzati, il servizio di pagamento dei bollettini DeAgostini.

Pagamento multe



Lottomatica Italia Servizi, con il supporto commerciale dell'ANCITEL (Associazione Nazionale Comuni Italiani), ha attivato il servizio di pagamento delle multe comunali in 101 comuni, coprendo così circa l'80% della popolazione residente nei comuni capoluoghi di provincia.
Il comune di Roma ed il comune di Napoli hanno aderito al circuito Ancitel per l'erogazione del servizio multe.

## *Servizi di processing*

Servizi di processing di ricariche

Lottomatica, attraverso la società Totobit S.p.A., effettua servizi processing di ricariche per 10 grandi clienti, fornendo loro terminali, customer assistance, la piattaforma di processing, e la connettività dai punti vendita al data center di Totobit e da questo agli operatori. Nel 2005 totobit ha effettuato 22,5 milioni di ricariche per un controvalore (valore facciale + commissione di ricarica) di circa € 302,8 milioni.

Servizi al cittadino


Furbollo

Dal 1999, le tasse automobilistiche possono essere pagate anche attraverso le tabaccherie della rete Lottomatica oltre che alle Poste e all'ACI, attraverso la semplice digitazione del numero di targa dell'autovettura e della scadenza del periodo di riferimento del bollo.
Al 31.03.2006, sono stati pagati attraverso le 22.479 ricevitorie attive, circa 6 milioni di bolli, con un fatturato per questo servizio pari a €/000 3.169 con un decremento del 4,7% rispetto al 31.03.2005 (€/000 3.327), principalmente a causa dell'apertura di modalità e canali alternativi di pagamento.


QUI
PUOI
PAGARE
IL CANONE TV.

Il pagamento del Canone TV è offerto presso le ricevitorie tabaccherie del gioco del lotto.
Il servizio prevede il collegamento in tempo reale con il sistema di gestione dell'archivio nazionale del ruolo utenti, garantendo la sicurezza e l'integrità dei dati trasmessi.
Tale tributo, che viene riscosso, per la quasi totalità, nel corso del mese di gennaio, ha generato, nel periodo in esame, un ricavo complessivo di circa 471 €/000 (-22% rispetto al 31.03.2005). La diminuzione è l'effetto combinato di una contrazione del numero dei canone tv complessivamente pagati e dei punti vendita abilitati alla riscossione (-19% rispetto al 31/03/2005).

*Contributo unificato*

All'inizio del 2002 L.I.S. ha attivato un nuovo servizio relativo alla riscossione del contributo unificato.
Come è noto la legge 23/12/1999 n.488 (legge finanziaria 2000) ha istituito il contributo unificato di iscrizione a ruolo. Tale contributo sostituisce le imposte in materia di tassazione giurisdizionale quali: tassa di iscrizione a ruolo, diritti di cancelleria, marche da bollo e chiamate in causa dell'ufficiale giudiziario.
Al 31.03.2006, sono stati pagati tramite la rete abilitata, circa 600.000 mila contributi, generando ricavi per circa 153 €/000 contro i 152 al 31.03.2005 (+1%).

*Servizi di Valori Bollati*

Nel mese di settembre 2005 è partito il nuovo progetto di smaterializzazione dei valori bollati già in fase di sperimentazione dal 4 luglio su otto punti vendita del comune di Roma. Si tratta di un importante progetto grazie al quale si sostituiscono le "vecchie" marche da bollo con nuovi contrassegni acquistati e stampati "su misura" in tabaccheria. Al 31/03/2006 risultano abilitati al servizio 22.159 terminali LIS Printer. Inoltre il sistema ha gestito l'acquisto di valori bollati per un totale di €/000 241.000 con una quota di mercato stimata sul totale prossima al 80%.

### *Costi di esercizio ed analisi dell'EBITDA*

I costi operativi ammontano ad €/000 78.418 (€/000 72.433 al 31.03.2005)
L'EBITDA al 31.03.2006 è pari ad €/000 111.888 rispetto ad €/000 116.702 del 31.03.2005.
L'incidenza del margine sui ricavi delle vendite e delle prestazioni è passata dal 61,7% del 2005 al 58.6% del 2006.
Su tale andamento del margine, hanno inciso i seguenti aspetti:

- ***Variazione Mix Ricavi:*** rispetto al primo trimestre del 2005 si è registrata una forte riduzione della raccolta del Lotto (circa 350 € M.ni) controbilanciata dall'incremento delle Lotterie Istantanee (circa 580 € M.ni). Al sostanziale recupero in termini di ricavi (+ 1,2 € M.ni) si accompagna però una riduzione di Ebitda legata alla minore marginalità del business Lotterie rispetto al Lotto
- ***Principali variazioni costi di esercizio:***
    - ***Materie prime e materiali di consumo utilizzati***: la variazione rispetto al primo trimestre 2005 (+ €/000 3.742) è principalmente legata alla forte crescita del business Gratta e Vinci (da 169,4 a 355,8 milioni di biglietti venduti)
    - ***Servizi***: rispetto all'analogo periodo del 2005 i costi per servizi sono passati da €/000 44.880 a €/000 45.246. Tale variazione è legata alla compensazione di diversi fenomeni di cui i principali sono le efficienze generate sui costi di rete dal progetto di sostituzione dei terminali del Lotto e l'incremento dei costi di distribuzione dovuti alla crescita del business Lotterie.
    - ***Costo del personale***: la riduzione dei costi legati al personale è principalmente dovuta al minore impatto del piano di stock options ( circa 2 €/M.ni)
    - ***Accantonamenti***: Gli accantonamenti per €/000 2.560 si riferiscono al potenziale impatto stimato per la definizione dei contenziosi in corso.

*Attività promo-pubblicitarie BU Lotto primo trimestre 2006*

Per quanto riguarda il Gioco del Lotto il 2006 si caratterizzerà per alcune innovazioni importanti previste nella legge finanziaria 2006. In particolare è previsto il lancio di un nuovo gioco opzionale al Gioco del Lotto e la possibilità di giocare al Lotto anche utilizzando canali innovativi (internet, telefonia fissa e mobile, televisione digitale e terrestre).

- Il gioco opzionale che rappresenterà la novità più importante del 2006 sarà rivolto prevalentemente ai giocatori del lotto e comunicato come opportunità aggiuntiva che arricchisce il Lotto ma non stravolge le regole del gioco ne le abitudini dei giocatori, un'opportunità di vincita in più che si aggiunge a quella del lotto tradizionale

- Il gioco on line invece rappresenterà l'occasione per parlare ai giocatori saltuari e ad un target nuovo, di potenziali giocatori, con un profilo più elevato e più giovane rispetto agli abituali giocatori del lotto, ma che possono rappresentare proprio le "new entry" nel mondo Lotto.

Le due innovazioni possono considerarsi complementari in termini di target di riferimento. Entrambe le novità inoltre permetteranno di trasmettere un messaggio di innovazione e di influire sulla percezione del gioco attualizzandolo e svecchiandolo.

## *Investimenti*

Il cash flow da attività di investimento è pari ad €/000 13.871 . Gli investimenti del Gruppo ammontano ad €/000 14.525 dei quali €/000 13.724 per immobilizzazioni materiali. Quest'ultime sono costituite per €/000 521 dagli interventi di ristrutturazione ed adattamento e arredi della nuova sede della Lottomatica in Via del Campo Boario.

| RENDICONTO FINANZIARIO *(migliaia di euro)* | 31.03.2006 | 31.12.2005 | 31.03.2005 |
|---|---|---|---|
| **Cash flow da attività operativa prima delle variazioni del capitale circolante netto** | **24.922** | **201.950** | **-31.498** |
| Variazione Capitale Circolante Netto | -7.378 | -11.209 | |
| **Cash flow da attività operativa [a]** | **17.546** | **190.741** | **-31.498** |
| Investimenti in immobilizzazioni : | | | |
| - immateriali | -801 | -7.787 | -505 |
| - materiali | -13.724 | -86.067 | -1.866 |
| -finanziarie | 0 | | |
| Prezzo di realizzo, o valore di rimborso, di immob. | 654 | 2.556 | |
| **Cash flow da attività d'investimento [b]** | **-13.871** | **-91.298** | **-2.371** |

Gli ulteriori importi, pari ad €/000 13.203 hanno riguardato prevalentemente l'acquisto di impianti e macchinari per l'adeguamento ed il potenziamento delle apparecchiature delle società del gruppo con particolare riferimento alla Lottomatica nell'ambito del progetto di sostituzione dei vecchi terminali M230 ed M350. Gli importi più significativi per società riguardano:

- la Lottomatica S.p.A. per €/000 11.730, dei quali €/000 10.688 relativi all'acquisto dei nuovi terminali;
- la Totobit S.p.A. e la LIS S.p.A. per €/000 1.200, dei quali €/000 1.102 per il potenziamento della rete di raccolta presso i ricevitori

## *Posizione finanziaria netta*

Nella PFN si trovano debiti per finanziamenti a lungo termine per €/000 359.643; la massima parte di questa voce è costituita dall'emissione obbligazionaria di €/000 360.000, lanciata nel dicembre 2003, in scadenza il 22/12/2008: in Bilancio questo debito viene rappresentato al netto dei costi di emissione e del disaggio di emissione, che sono stati capitalizzati: pertanto l'importo ivi esposto è di €/000 358.575. L'altra voce ricompresa nei debiti per finanziamenti

a lungo termine è costituita dalla porzione di quote di leasing con scadenza superiore l'anno (€/000 1.085).

| **Posizione Finanziaria netta** *(migliaia di euro)* | 31.03.2006 | 31.12.2005 |
|---|---|---|
| Disponibilità liquide e mezzi equivalenti | (319.834) | (246.163) |
| Quote a breve termine dei debiti/(crediti) a lungo termine | 4.734 | 473 |
| Passività finanziarie correnti | 36.956 | 0 |
| Finanziamenti a breve termine | 2.404 | 7.260 |
| **Indebitamento/(disponibilità) a breve termine** | **(275.740)** | **(238.430)** |
| Finanziamenti/(disponibilità) a lungo termine | 359.643 | 359.653 |
| **Indebitamento/(disponibilità) netto** | **83.903** | **121.223** |
| Strumenti derivati valutati al mark to market | 872 | 263 |
| Attività finanziarie correnti | (36.360) | (31.808) |
| **Posizione finanziaria netta** | **48.415** | **89.678** |

La liquidità, denominata in EUR e in USD (per un totale equivalente a €/000 319.834), è depositata in conti correnti o depositi a vista.

La riga "quote a breve di debiti / crediti a medio lungo termine" comprende i debiti verso gli obbligazionisti per interessi maturati sul bond nel primo trimestre 2006 (€/000 4.734).
La voce Passività finanziarie correnti riflette l'ammontare degli impegni sottoscritti (e non ancora liquidati) delle opzioni per l'acquisto di dollari per il finanziamento di parte dell'operazione G-Tech.

La voce Finanziamenti e breve termine (€/000 2.404) è composta da €/000 1.725 per debiti per vincite da pagare sui Consorzi, da €/000 655 per la porzione di quote di leasing in scadenza entro l'anno e da un piccolo debito bancario posizionato su Nova Prima (€/000 24).

L'importo di €/000 36.360 (al 31.12.2005 è pari ad €/000 31.808) riguarda, per la componente principale (€/000 33.754), il valore delle attività, rettificato al mark to market, delle opzioni sottoscritte per l'acquisto di dollari per finanziare parte dell'acquisizione G-Tech. Gli ulteriori importi sono costituiti da crediti verso Bingoplus per €/000 1.644, crediti verso AAMS (€/000 627 per contributi e €/000 335 per vincite anticipate in capo a Consorzio Lottomatica Giochi Sportivi) e da altre voci per €/000 17.

La PFN recepisce inoltre la valutazione a mercato (mark to market) degli strumenti derivati di copertura rischio di cambio in capo a Consorzio Lotterie Nazionali (€/000 872).

## LE RISORSE UMANE

Al 31 marzo 2006 i dipendenti del Gruppo Lottomatica sono pari a n° 1.097 unità
In dettaglio:

| Forza lavoro | 31.03.2006 | 31.12.2005 |
|---|---|---|
| Lottomatica S.p.A. | 674 | 664 |
| Lottomatica Italia Servizi S.p.A. | 39 | 40 |
| -) Totobit S.p.A. | 60 | 61 |
| -) TTS Srl | 22 | 21 |
| -) Sed Multitel S.p.A. | 12 | 11 |
| -) LIS Finanziaria S.p.A. | 8 | 5 |
| -) CARTA LIS S.p.A. | = | = |
| Lottomatica Sistemi S.p.A. | 208 | 207 |
| -) PCC GS S.p.A. | 73 | 74 |
| Cirmatica | 1 | 1 |
| RTI Videolot S.p.A. | = | = |
| Videolot Gestione S.p.A. | = | = |
| Consorzio Lotterie Nazionali | = | = |
| Consorzio Giochi Sportivi | = | = |
| Invest Game S.A. | = | = |
| Nova Prima | = | = |
| **Totale** | **1.097** | **1.084** |

## *Quadro di riferimento normativo I trimestre 2006*

Decreto Direttoriale 11 gennaio 2006 – Posta unitaria di gioco delle scommesse a totalizzatore diverse dalle corse di cavalli, di cui al decreto del Ministro delle Finanze 2 agosto 1999, n. 278, e successive modificazioni

Decreto Direttoriale 19 gennaio 2006 – Orario delle estrazioni del Gioco del Lotto

Decreto Direttoriale 13 gennaio 2006 – Accettazione delle scommesse a quota fissa su competizioni sportive e non sportive di primario rilievo nazionale ed internazionale

Decreto Direttoriale 30 gennaio 2006 – Determinazione per l'anno 2006, della base imponibile forfetaria, relativa agli apparecchi meccanici o elettromeccanici da divertimento ed intrattenimento, di cui all'articolo 4-bis, comma 5, del decreto del Presidente della Repubblica 26 ottobre 1972, n. 640, e successive modificazioni

Decreto Direttoriale 30 gennaio 2006 – Modalità di effettuazione dei controlli automatici dei versamenti, relativi all'imposta sugli intrattenimenti, concernente gli apparecchi da divertimento ed intrattenimento, di cui all'articolo 110, comma 7, del T.U.L.P.S., nonché di quelli meccanici o elettromeccanici richiamati dall'articolo 14-bis, comma 5, del decreto del Presidente della Repubblica 26 ottobre 1972, n. 640

Decreto Ministro dell'Economia e delle Finanze 31 gennaio 2006, n. 110 – Regolamento recante modificazioni al decreto del Ministro dell'economia e delle finanze 19 giugno 2003, n. 179, recante norme concernenti i concorsi pronostici su base sportiva, ai sensi dell'articolo 16 della legge 13 maggio 1999, n. 133

Provvedimento Direttoriale 7 febbraio 2006 – Rimozione dei casi di offerta in assenza di autorizzazione, attraverso rete telematica, di giochi, lotterie, scommesse o concorsi pronostici con vincite in denaro

Decreto Direttoriale 22 febbraio 2006 – Requisiti tecnici della scommessa a totalizzatore su gare di atletica, denominata "Big Race Atletica"

Decreto Ministro dell'Economia e delle Finanze 1 marzo 2006, n. 111 – Norme concernenti la disciplina delle scommesse a quota fissa su eventi sportivi diversi dalle corse di cavalli e su eventi non sportivi da adottare ai sensi dell'articolo 1, comma 286, della legge 30 dicembre 2004, n. 311

Decreto Direttoriale 15 marzo 2006 – Modalità applicative dell'articolo 1, commi 535, 536, 537, 538, della legge 23 dicembre 2005, n. 266 (legge finanziaria 2006), in tema di offerta non autorizzata per via telematica, di giochi, lotterie, scommesse o concorsi pronostici con vincite in denaro

Decreto Direttoriale 21 marzo 2006 – Misure per la regolamentazione della raccolta a distanza delle scommesse, del Bingo e delle lotterie

## MODELLO ORGANIZZATIVO DI GESTIONE E DI CONTROLLO EX D.LGS 231/01

Nel marzo 2005 Lottomatica ha introdotto in azienda il modello organizzativo, di gestione e controllo ex Dlgs 231/01 recependo anche le modifiche normative introdotte dal D.lgs 61/02.

Il Modello organizzativo di gestione e controllo adottato consiste in un complesso di regole, strumenti e condotte, funzionale a dotare la Società di un sistema ragionevolmente idoneo ad individuare e prevenire le condotte penalmente rilevanti ai sensi del D.Lgs. n. 231/ 2001 poste in essere dall'ente stesso o dai soggetti sottoposti alla sua direzione e vigilanza.

L'Organismo di Vigilanza di Lottomatica, costituito in aderenza ai requisiti della norma, attua continuativamente il piano di azione per il monitoraggio e la valutazione dell'adeguatezza del Modello Organizzativo, di Gestione e di Controllo adottato, riunendosi periodicamente per la valutazione delle verifiche svolte tramite l'Audit Interno e per l'esame dei flussi informativi trasmessi dalle funzioni aziendali.

Nel corso del 2006 è stato avviato un progetto di revisione del Modello Organizzativo al fine di mantenerne l'adeguatezza rispetto all'evoluzione dei business gestiti e della normativa applicabile.

## TRATTAMENTO DATI PERSONALI

Il Decreto Legislativo n. 196 del 30 giugno del 2003 dispone all'articolo 34 che, nel caso di trattamento di dati personali effettuato con strumenti elettronici è obbligatorio adottare, nei modi previsti dal disciplinare tecnico contenuto nell'allegato B della legge, determinate misure di sicurezza tra cui, alla lettera g, la tenuta di un aggiornato Documento Programmatico sulla Sicurezza (DPS).

Il DPS è il documento in cui, sulla base dell'analisi dei rischi, della distribuzione dei compiti e delle responsabilità nell'ambito delle strutture preposte all'elaborazione dei dati stessi, sono descritte le misure di sicurezza tecniche ed organizzative attuate per garantire, nel rispetto della legge, la tutela dei dati personali sia dal punto di vista della loro corretta conservazione sia sotto il profilo della loro corretta gestione.

In ottemperanza a quanto specificato nel D.Lgs.196/03 Lottomatica ha revisionato e aggiornato il DPS già redatto nel corso del 2004, come già evidenziato nella relazione sulla gestione del Bilancio 2005.

**Operazione G-Tech**

In data 10 gennaio 2006 Lottomatica Spa, Gold Holding Co., Gold Acquisition Co. e GTECH Holdings Corporation, previa approvazione da parte dei rispettivi consigli di amministrazione, hanno sottoscritto un contratto denominato Agreement and Plan of Merger, in virtù del quale Lottomatica, tramite la propria controllata Gold Acquisition Co. acquisirà il 100% del capitale sociale di Gtech Holding Corporation società statunitense leader nel settore delle tecnologie per giochi e servizi, attualmente quotata al New York Stock Exchange.
L'acquisizione avverrà mediante fusione per incorporazione (cd "cash merger") di Gold Acquisition Co., controllata indirettamente da Lottomatica attraverso la Gold Holding Co., in Gtech.. Ad esito della fusione, tutti gli azionisti di Gtech avranno diritto di ricevere il prezzo offerto da Lottomatica e le azioni di Gtech cesseranno di essere quotate.
Il prezzo offerto da Lottomatica per l'acquisizione è pari a 35 dollari Usa per ogni azione Gtech ed esprime un premio del 15% sul prezzo per azione Gtech del 9 settembre 2005, giorno antecedente a quello in cui il consiglio di amministrazione della società aveva annunciato l'intenzione di valutare possibili offerte di acquisto.
L'operazione porterà alla creazione di uno dei maggiori gruppi mondiali nel settore delle lotterie e dei giochi, con una rilevante presenza sui mercati internazionali e un ampio e articolato portafoglio di tecnologie, servizi e contenuti. GTECH nell'esercizio fiscale 2005 ha realizzato ricavi per 1,005 miliardi di euro e una EBITDA pari a 0,387 miliardi di euro. Il nuovo Gruppo Lottomatica sarà presente in oltre 50 Paesi in tutto il mondo, con circa 6.300 dipendenti, un fatturato aggregato stimato (2005) di 1,6 miliardi di euro e un EBITDA – sempre a livello aggregato – pari a 0,7 miliardi di euro. Il fatturato e l'EBITDA del nuovo Gruppo Lottomatica sono stati calcolati come pura somma aritmetica delle stime I/B/E/S al 31 dicembre 2005 per il fatturato e l'EBITDA stand alone di Lottomatica e GTECH, senza alcun aggiustamento contabile o d'altra natura.

***Evoluzione prevedibile della gestione***

Prosegue l'andamento positivo sia nel mercato dei giochi che in quello dei servizi.

Viene confermato, nel corso dei primi tre mesi del 2006, il buon andamento del gioco del lotto che si attesta sui valori di raccolta in linea con le aspettative ed in crescita rispetto alla chiusura del 2005 pur non raggiungendo i livelli di raccolta dell'inizio del 2005 ancora legati all'effetto generato dal 53 su Venezia.
A seguito dell' estrazione del 34 su Cagliari si sta verificando la normale diminuzione della raccolta legate alle giocate sui numeri ritardatari e che dovrebbe ripprendere nei prossimi mesi in funzione dei nuovi ritardatari.
Le Lotterie istantanee nei primi mesi del 2006 hanno registrato incrementi significativi nei volumi di raccolta rispetto allo stesso periodo dell'anno precedente e stanno superando le aspettative di crescita previste.
Il business dei servizi consolida i risultati raggiunti e, grazie all'andamento dei nuovi prodotti offerti (in particolare i valori bollati), registra un incremento significativo rispetto allo stesso periodo dell'anno precedente e in linea con i risultati attesi.
Si registra una sostanziale tenuta della quota di mercato dei concorsi a pronostico rispetto alla chiusura del 2005 mentre si conferma il trend di crescita della quota di mercato nella TRIS già evidenziato negli ultimi mesi del 2005.
A seguito dell'acquisizione di Gtech, prevista per giugno 2006, i risultati consolidati subiranno un significativo impatto in termini economici e patrimoniali il cui effetto, alla data odierna, non è ancora stato quantificato.

# RELAZIONE TRIMESTRALE

# DEL GRUPPO LOTTOMATICA

# AL 31 Marzo 2006

| **Stato Patrimoniale Consolidato - Attivo** *(migliaia di euro)* | *note* | **Relazione al 31.03.2006** | **Bilancio al 31.12.2005** |
|---|---|---|---|
| **A) Attività non correnti** | | | |
| Immobili, impianti e macchinari | *1)* | 153.809 | 158.248 |
| Avviamento | *2)* | 663.613 | 663.613 |
| Immobilizzazioni Immateriali | *3)* | 9.757 | 10.774 |
| Partecipazioni valutate al PN | *4)* | | |
| Titoli e partecipazioni | *5)* | 421 | 452 |
| Altre attività (non correnti) | *6)* | 432 | 570 |
| Imposte differite attive | *7)* | 60.043 | 55.009 |
| **Totale attività non correnti** | | **888.075** | **888.666** |
| | | | |
| **B) Attività correnti** | | | |
| Rimanenze | *8)* | 14.720 | 14.436 |
| Crediti commerciali e altri crediti | *9)* | 100.068 | 116.263 |
| Attività finanziarie correnti | *10)* | 36.360 | 31.791 |
| Altre attività (correnti) | *11)* | 260.927 | 189.808 |
| Crediti per imposte | *12)* | 5.433 | 3.370 |
| Disponibilità liquide e mezzi equivalenti | *13)* | 319.834 | 246.163 |
| Attività destinate alla vendita o a cessare | *14)* | | |
| **Totale attività correnti** | | **737.342** | **601.831** |
| **TOTALE ATTIVITA'** | | **1.625.417** | **1.490.497** |

| **Stato Patrimoniale Consolidato - Passivo** *(migliaia di euro)* | *note* | **Relazione al 31.03.2006** | **Bilancio al 31.12.2005** |
|---|---|---|---|
| **A) Patrimonio netto** | *15)* | | |
| Capitale sociale | | 91.571 | 89.009 |
| Riserva Legale | | | |
| Riserva da sovrapprezzo delle azioni | | 296.760 | 261.844 |
| Altre riserve | | 41.447 | 41.450 |
| -) Riserva da concambio | | 22.737 | 22.737 |
| -) Altre riserve | | 18.710 | 18.713 |
| Utile e perdite a nuovo | | 111.670 | |
| Utile (perdite) d'esercizio | | 38.449 | 112.391 |
| **Totale PN gruppo** | | **579.897** | **504.694** |
| **Patrimonio netto di terzi** | | **11.871** | **7.561** |
| **B) Passività non correnti** | | | |
| Finanziamenti a lungo termine | *16)* | 359.660 | 359.653 |
| Fondo TFR | *17)* | 7.751 | 7.618 |
| Fondo imposte differite | *18)* | 47.116 | 44.233 |
| Fondi a lungo termine | *19)* | 8.925 | 8.587 |
| **Totale passività non correnti** | | **423.452** | **420.091** |
| **C) Passività correnti** | | | |
| Debiti commerciali e vari | *20)* | 281.097 | 305.006 |
| Strumenti derivati | *21)* | 872 | 263 |
| Finanziamenti a breve termine | *22)* | 2.404 | 7.260 |
| Quote a breve termine dei finanziamenti a lungo termine | *23)* | 4.734 | 473 |
| Altre passività (correnti) | *24)* | 237.281 | 233.620 |
| Passività finanziarie correnti | *25)* | 36.956 | 0 |
| Debiti per imposte | *26)* | 9.836 | 11.020 |
| Quota a breve termine dei fondi a lungo termine | *27)* | 37.016 | 509 |
| **Totale passività correnti** | | **610.196** | **558.151** |
| **TOTALE PASSIVITA' E PATRIMONIO NETTO** | | **1.625.417** | **1.490.497** |

| **Conto Economico Consolidato** *(migliaia di euro)* | *note* | **Relazione al 31.03.2006** | **Relazione al 31.03.2005** |
|---|---|---|---|
| Ricavi | *28)* | 189.245 | 185.450 |
| Altri ricavi e proventi | *29)* | 988 | 3.367 |
| Incrementi di immobilizzazioni per lavori interni materiali e beni di consumo | *30)* | 0 | 25 |
| Variazione delle rimanenze | *31)* | 73 | 293 |
| **Totale Ricavi** | | **190.306** | **189.135** |
| Materie prime e materiali di consumo utilizzati | *32)* | 11.951 | 8.209 |
| Servizi | *33)* | 45.246 | 44.880 |
| Costo del personale | *34)* | 17.096 | 18.833 |
| Ammortamenti e svalutazioni | *35)* | 18.079 | 10.407 |
| Altri costi operativi | *36)* | 4.125 | 511 |
| - Oneri diversi di gestione | | 1.565 | 496 |
| - Altri accantonamenti | | 2.560 | 15 |
| **Totale costi** | | **96.497** | **82.840** |
| **Utile** | | **93.809** | **106.295** |
| **Proventi (oneri) finanziari** | *37)* | **-17.800** | **-2.887** |
| **Rettifiche attività finanziarie** | *38)* | **0** | **0** |
| **Quota proventi (ed oneri) da valutazione partecipate in società collegate e JV con il metodo del PN** | *39)* | | |
| **Risultato prima delle imposte** | | **76.009** | **103.408** |
| **Imposte dell'esercizio** | *40)* | **-34.582** | **-41.749** |
| **Risultato delle attività destinate a continuare** | | **41.426** | **61.659** |
| **Risultato delle attività destinate alla vendita o a cessare** | | | |
| **Risultato del periodo** | | **41.426** | **61.659** |
| quota di pertinenza di terzi | | **2.977** | **443** |
| quota di pertinenza del gruppo | | **38.449** | **61.216** |
| **Utile (perdita) per azione base:** | *41)* | **0,46** | **0,69** |
| **Utile (perdita) per azione diluito:** | *41)* | **0,45** | **0,66** |

| RENDICONTO FINANZIARIO (migliaia di euro) | 31.03.2006 | 31.12.2005 | 31.03.2005 |
|---|---|---|---|
| **Risultato del periodo al lordo delle imposte** | **76.009** | **196.245** | **103.408** |
| **Rettifiche per:** | | | |
| - Ammortamenti Materiali | 10.140 | 38.410 | 8.703 |
| - Ammortamenti Immateriali | 1.818 | 8.531 | 1.548 |
| - (Plusvalenze) Minusvalenze da alienazione di Immobilizzazioni | 1.856 | 493 | |
| - (Rivalutazioni) o svalutazioni di immobilizzazioni | 6.039 | 4.786 | 0 |
| - Altre partite non monetarie | -36.357 | 35.498 | 46.570 |
| - Imposte sul reddito | -34.582 | -82.013 | -41.749 |
| **Cash flow da attività operativa prima delle variazioni del capitale circolante netto** | **24.922** | **201.950** | **118.480** |
| Variazione Capitale Circolante Netto | -7.376 | -11.209 | -55.826 |
| **Cash flow da attività operativa [a]** | **17.546** | **190.741** | **62.654** |
| Investimenti in immobilizzazioni : | | | |
| - immateriali | -801 | -7.787 | -505 |
| - materiali | -13.724 | -86.067 | -1.866 |
| -finanziarie | 0 | | |
| Prezzo di realizzo, o valore di rimborso, di immob. | 654 | 2.556 | 988 |
| **Cash flow da attività d'investimento [b]** | **-13.871** | **-91.298** | **-1.383** |
| Rimborso finanziamenti a medio lungo | | -150.000 | |
| Variazioni finanziamenti a breve | 32.408 | 42.834 | -16.211 |
| Distribuzione dividendi | | -67.983 | |
| Aumenti di capitale | 2.562 | 70.500 | |
| Altre variazioni di patrimonio netto | 35.025 | 9.185 | 2.987 |
| **Cash flow da attività di finanziamento [c]** | **69.995** | **-95.464** | **-13.224** |
| **Incremento/(decremento) cassa ed equivalenti di cassa [a+b+c]** | **73.671** | **3.979** | **48.047** |
| Cassa ed equivalenti di cassa all'inizio del periodo incorporante | | **120** | **120** |
| Cassa ed equivalenti di cassa all'inizio del periodo incorporate | | **242.064** | **242.064** |
| Cassa ed equivalenti di cassa all'inizio del periodo | **246.163** | 0 | 0 |
| **Cassa ed equivalenti di cassa alla fine del periodo** | **319.834** | **246.163** | **290.231** |

Ulteriori informazioni relative al Rendiconto Finanziario Consolidato al 31 marzo 2006:

- Imposte pagate nel periodo: 0
- Oneri finanziari pagati nel periodo: €/000 14

## PROSPETTI DI MOVIMENTO DI PATRIMONIO NETTO AL 31 MARZO 2005 ED AL 31 MARZO 2006

Per completezza di informazione si riporta il movimento del patrimonio netto consolidato al 31 marzo 2005 che esprime gli effetti della citata operazione di fusione.

| (migliaia di euro) | ATTRIBUIBILI AGLI AZIONISTI DELLA CONTROLLANTE | | | | | | Patrimonio netto di terzi | | | Totale Patrimonio |
|---|---|---|---|---|---|---|---|---|---|---|
| | Capitale sociale | Riserva da sovrapprezzo azioni | Riserva concambio | Altre Riserve | Utili (perdite) del periodo | Totale | Capitale e riserve | Utile (perdite) del periodo | Totale | |
| **Saldi al 1 gennaio 2005** | **120** | | | | **-46** | **74** | | | | **74** |
| Conferimento e fusione | 88.889 | 271.609 | 22.737 | | | 383.235 | 5.720 | | 5.720 | 388.955 |
| Altre variazioni | | | | -46 | 46 | 0 | | | | 0 |
| Utile (Perdita) | | | | | 61.216 | 61.216 | | 443 | 443 | 61.659 |
| Altri Movimenti | | -9.765 | | 12.014 | | 2.249 | | | | 2.249 |
| **Saldi al 31 marzo 2005** | **89.009** | **261.844** | **22.737** | **11.968** | **61.216** | **446.774** | **5.720** | **443** | **6.163** | **452.937** |

| (migliaia di euro) | ATTRIBUIBILI AGLI AZIONISTI DELLA CONTROLLANTE | | | | | | Interessi di minoranza | Totale Patrimonio |
|---|---|---|---|---|---|---|---|---|
| | Capitale sociale | Riserva da sovrapprezzo azioni | Riserva da Concambio | Altre Riserve | Utili (perdite) del periodo | Totale | | |
| **Saldi al 31 dicembre 2005** | **89.009** | **261.844** | **22.737** | **18.713** | **112.391** | **504.694** | **7.561** | **512.255** |
| Risultati a nuovo | | | | 112.391 | -112.391 | - | - | - |
| Utile (Perdita) | | | | | 38.449 | 38.449 | 2.977 | 41.426 |
| Altri Movimenti | | | | -833 | | -833 | 1.333 | 500 |
| Aumenti di capitale | 2.562 | 34.916 | | | | 37.478 | | 37.478 |
| Riseva stock option | | | | 109 | | 109 | | 109 |
| **Saldi al 31 marzo 2006** | **91.571** | **296.760** | **22.737** | **130.380** | **38.449** | **579.897** | **11.871** | **591.768** |

# Note esplicative

# GRUPPO LOTTOMATICA

## PREMESSA

I prospetti di Stato Patrimoniale, Conto Economico e Rendiconto finanziario riportati nella presente Relazione del Bilancio Consolidato Intermedio al 31 marzo 2006 sono posti a raffronto rispettivamente con:

- lo Stato Patrimoniale al 31dicembre 2005 del Gruppo Lottomatica che recepisce gli effetti della fusione in NewGames di Fineurogames e Lottomatica perfezionata in data 20 dicembre 2005;
- il Conto Economico del Gruppo Lottomatica al 31 marzo 2005, riesposto secondo principi contabili IFRS, e prima che la citata operazione di fusione si perfezionasse;
- il Rendiconto Finanziario al 31 marzo 2005, riesposto secondo principi contabili IFRS, che recepisce gli effetti contabili della fusione come se la stessa si fosse perfezionata i 1° gennaio 2005, e con il Rendiconto Finanziario al 31dicembre 2005 del Gruppo Lottomatica ad esito della citata fusione.

Sono stati altresì predisposti i movimenti del Patrimonio Netto per il periodo dal 1° gennaio 2005 al 31 marzo 2005 riflettendo gli effetti della citata fusione, ed i movimenti di Patrimonio Netto per il periodo dal 31 dicembre 2005 al 31 marzo 2006

## PRINCIPI CONTABILI E CRITERI DI VALUTAZIONE

### Espressione di conformità agli IFRS

Il Bilancio Consolidato del Gruppo Lottomatica, redatto secondo gli International Financial Reporting Standards (IFRS) adottati dalla Comunità Europea, è conforme al principio IAS 34..

Si precisa inoltre che per la redazione della Relazione Trimestrale Consolidata al 31 marzo 2006 sono stati seguiti gli stessi principi e metodi contabili dell'ultimo bilancio annuale.

### Stagionalità ciclicità dei ricavi

I ricavi del Gioco del Lotto presentano una ciclicità temporale tipica legata alla modalità di calcolo dell'aggio sulla raccolta complessiva; tale modalità prevede l'applicazione di aliquote differenti per scaglioni d'incasso. Questo meccanismo di *"decalage"* comporta l'applicazione di aliquote decrescenti per volumi di raccolta crescenti generando, nel corso dell'anno solare, una concentrazione di volumi di ricavi più elevati nella prima parte dell'ano. Tale effetto si enfatizza in presenza di volumi di raccolta molto elevati.
I Ricavi dei Concorsi a Pronostici si caratterizzano per il legame temporale con i calendari degli eventi sportivi calcistici. In Conseguenza di ciò i ricavi risultano azzerati nei mesi estivi, mentre si distribuiscono in maniera uniforme nel restante periodo dell'anno.

### Criteri di consolidamento

Il Bilancio Consolidato include il Bilancio della Lottomatica S.p.A. e delle società controllate, tenuto conto delle società a controllo congiunto (joint-ventures), delle imprese di entità non significativa, delle imprese in liquidazione e di quelle con attività dissimile.
Tutti i saldi e le transazioni infragruppo, inclusi eventuali utili e perdite non realizzati derivanti da rapporti intrattenuti fra società del Gruppo che sono riconosciuti nell'attivo, sono completamente eliminati.

Le società controllate sono consolidate integralmente a partire dalla data di acquisizione, ovvero dalla data in cui il Gruppo acquisisce il controllo, e cessano di essere consolidate alla data in cui il controllo è trasferito al di fuori del Gruppo.

Il consolidamento delle partecipazioni è avvenuto con il metodo dell'integrazione lineare.

I principali criteri adottati sono esposti di seguito:
- il valore contabile delle partecipazioni consolidate è stato eliminato contro il relativo Patrimonio Netto a fronte dell'assunzione delle attività e delle passività e dei costi e dei ricavi nel loro ammontare complessivo prescindendo dall'entità della partecipazione detenuta ed attribuendo ai soci di minoranza la quota del Patrimonio Netto e del risultato dell'esercizio di loro spettanza;
- imputazione della differenza tra il valore di carico della partecipazione all'atto dell'acquisto e la corrispondente quota di Patrimonio Netto:
- se positiva, nella voce "Avviamento", tale voce è oggetto di valutazione annuale al fine di identificare l'eventuale perdita di valore (impairment test);
- se negativa, viene attribuita direttamente a Conto Economico;
- eliminazione od elisione sia dei saldi e delle operazioni intercorse tra le Società consolidate che degli utili e perdite interni o intragruppo, con rilevazione dei relativi effetti fiscali differiti;
- elisione dei dividendi intragruppo.

I bilanci delle società rientranti nell'area di consolidamento sono predisposti in acordo agli IFRS alla stessa data di chiusura della Lottomatica S.p.A.

**Conversione delle poste in valuta**
La valuta funzionale e di presentazione adottata dal Gruppo è l'Euro.
Alla data di chiusura, i Bilanci delle società estere con valuta funzionale diversa dall'euro sono convertiti nella valuta di presentazione secondo le seguenti modalità:
- le attività e le passività sono convertite utilizzando il tasso di cambio in essere alla data di chiusura del Bilancio;
- le voci di Conto Economico sono convertite utilizzando il cambio medio dell'esercizio;
- le voci di Patrimonio Netto sono convertite ai cambi storici, mantenendo l'eventuale stratificazione delle riserve.

Le differenze di cambio emergenti da tale processo di conversione sono rilevate direttamente a Patrimonio Netto e sono esposte separatamente alla voce "Riserva (differenza) di conversione".

**Immobili, impianti e macchinari**
Le immobilizzazioni materiali sono iscritte al costo d'acquisto, comprensivo degli oneri accessori di diretta imputazione, rettificato degli ammortamenti stanziati nei vari esercizi (criterio del costo rettificato). Se l'attività è rappresentata da più significative componenti aventi vite utili differenti, l'ammortamento è effettuato per ciascuna componente. Gli ammortamenti imputati al Conto Economico sono stati calcolati in modo sistematico e costante sulla base di aliquote ritenute rappresentative della vita utile stimata per ogni singola categoria di cespiti. L'ammontare degli ammortamenti è stato determinato pro-rata temporis con riferimento alla data di entrata in funzione del cespite.
Il valore delle immobilizzazioni materiali non comprende né le spese di manutenzione ordinaria sostenute per mantenerle in efficienza, onde garantirne la vita utile prevista, la capacità e la produttività originaria, né quelle sostenute per porre riparo a guasti e rotture; tali spese sono, infatti, considerate a Conto Economico nel periodo in cui sono state sostenute.

I costi sostenuti per il miglioramento di beni non di proprietà di Lottomatica ed aventi le caratteristiche di identificabilità, sono iscritti ad incremento della voce, compresa nelle immobilizzazioni materiali, avente la stessa natura del bene cui si riferiscono. Il periodo d'ammortamento corrisponde al minore tra la vita utile residua dell'immobilizzazione materiale e la durata residua del contratto di locazione.
Il valore contabile delle immobilizzazioni materiali è sottoposto a verifica per rilevarne eventuali perdite di valore quando eventi o cambiamenti di situazione indicano che il valore di carico non può essere recuperato. Se esiste un'indicazione di questo tipo e nel caso in cui il valore di carico ecceda il valore presumibile di realizzo, le attività vengono svalutate fino a riflettere il loro valore di realizzo.

Le immobilizzazioni in corso e acconti comprendono i costi di acquisto e gli anticipi a fornitori per l'acquisizioni di immobilizzazioni materiali non ancora utilizzate; comprendono, inoltre, i beni presso terzi in conto deposito non ancora utilizzati. L'ammortamento di tali costi si effettuerà al momento di inizio dell'effettivo utilizzo.

| Immobilizzazioni materiali | Criterio di Amm.nto |
|---|---|
| 1) Fabbricati | durata locazione |
| 2) Impianti e macchinari | 15% - 20% |
| 3) Attrezzature industriali e commerciali | 25% |
| 4) Altri beni | 12% |

Nella tabella sono indicate le aliquote d'ammortamento applicate alle singole categorie di cespiti.

Il valore contabile delle immobilizzazioni materiali è diminuito dai contributi pubblici in conto capitale, secondo le regole dettate dallo IAS 20. In particolare, il contributo, rilevato nell'esercizio in cui diventa esigibile, è detratto dal valore contabile del bene cui si riferisce ed ha effetti a Conto Economico, durante la vita utile del bene ammortizzabile, tramite la riduzione del costo di ammortamento.

**Leasing**

I beni patrimoniali acquistati con contratti di leasing finanziario attraverso i quali sono sostanzialmente trasferiti al Gruppo tutti i rischi e benefici legati alla proprietà sono riconosciute come attività al loro valore corrente o, se inferiore, al valore attuale dei pagamenti minimi dovuti per il leasing, inclusa la somma da pagare per l'esercizio dell'opzione di acquisto. Tali beni sono classificati nelle rispettive categorie di appartenenza tra gli immobili, impianti e macchinari ed ammortizzati lungo un periodo pari al minore tra la durata del contratto e la vita utile del bene stesso.

Il debito corrispondente al contratto di locazione finanziaria è iscritto tra le passività finanziarie.

Nel Conto Economico sono iscritti, anziché i canoni di locazione, le quote di ammortamento delle immobilizzazioni e gli interessi passivi relativi alla componente finanziaria del canone.

**Immobilizzazioni immateriali**

Le attività immateriali presenti nel patrimonio della società, come richiesto dallo IAS 38, presentano le caratteristiche di identificabilità, di capacità di produrre benefici economici futuri e di controllabilità da parte dell'impresa. Le attività immateriali sono iscritte al costo di acquisto, maggiorato dei costi accessori e dei costi diretti necessari a predisporre l'attività al suo utilizzo, qualora siano presenti.

Le attività acquisite attraverso operazioni di aggregazione di imprese sono iscritte al valore equo alla data di acquisizione.
Le attività generate internamente non sono state rilevate come attività immateriali, la società non ha sostenuto costi di sviluppo.
Dopo la rilevazione iniziale, le attività immateriali sono iscritte in Bilancio al costo al netto degli ammontari complessivi degli ammortamenti, calcolati a quote costanti sulla base della vita utile stimata dell'attività, e delle perdite per riduzione durevole di valore accumulati (criterio del costo rettificato). Tuttavia se un'attività immateriale è caratterizzata da una vita utile indefinita non viene ammortizzata, ma sottoposta periodicamente ad un'analisi di congruità al fine di rilevare eventuali perdite di valore.
L'ammortamento inizia quando l'attività è disponibile all'uso, ossia quando è nella posizione e nella condizione necessaria perché sia in grado di operare nella maniera intesa dalla direzione aziendale.
Il valore contabile delle attività immateriali è sottoposto a verifica per rilevarne eventuali perdite di valore quando eventi o cambiamenti di situazione indicano che il valore di carico non può essere recuperato. Se esiste un'indicazione di questo tipo e nel caso in cui il valore ecceda il valore presumibile di realizzo, le attività vengono svalutate fino a riflettere il loro valore di realizzo.

In dettaglio:

- nella voce "diritti di brevetto industriale e diritti di utilizzazione delle opere di ingegno" sono principalmente compresi i costi sostenuti per software applicativi acquistati a titolo di proprietà, i costi per software applicativi acquistati a titolo di licenza d'uso a tempo indeterminato ed i costi per software applicativi prodotti per uso interno tutelati;
- nella voce "concessioni, licenze, marchi e diritti simili" sono principalmente compresi i costi sostenuti per software acquistati in licenza d'uso a tempo determinato per cui è previsto il pagamento di un corrispettivo "una tantum" corrisposto all'inizio a valere per tutto il periodo di licenza;
- le immobilizzazioni in corso si riferiscono ad acquisti che alla data del Bilancio sono entrati in funzione oppure non collaudati.

| Immobilizzazioni immmateriali | Criterio di Amm.nto |
|---|---|
| 1) Diritti di brevetto | 3 anni |
| 2) Concessioni licenze e marchi | 3 anni |
| 3) Altre immobilizzazioni immateriali | 2 anni - 5 anni |

Nella tabella sono riportati i criteri di ammortamento utilizzati per ciascuna categoria di attività aventi vita utile definita

**Avviamento**
L'avviamento acquisito a seguito di una acquisizione/aggregazione aziendale è inizialmente valutato al costo, in quanto rappresentante l'eccedenza del costo di acquisto rispetto alla quota di pertinenza dell'acquirente del valore equo netto riferito ai valori identificabili delle attività e delle passività attuali e potenziali. Dopo l'iniziale iscrizione, l'avviamento viene valutato al costo decrementato delle eventuali perdite di valore accumulate. L'avviamento, quale attività immateriale a vita utile indefinita, non è ammortizzato, ma è verificata annualmente la possibile riduzione di valore (c.d. impairment test), con conseguente rilevazione a Conto Economico dell'eventuale eccedenza riscontrata. L'*impairment test* è condotto mediante il confronto tra il valore contabile ed il maggiore tra il prezzo netto di vendita ed il valore d'uso del bene. Il *fair value* è determinato in base alle migliori informazioni disponibili per riflettere l'ammontare che l'entità potrebbe ottenere, alla data di riferimento del Bilancio, dalla dismissione di un'attività in una libera transazione tra parti consapevoli e disponibili, dopo che i costi di dismissione sono stati dedotti.

**Attività finanziarie**

Le attività finanziarie sono inizialmente rilevate al costo - maggiorato degli oneri accessori d'acquisto – che rappresenta il valore equo del corrispettivo pagato. Successivamente all'iscrizione iniziale, le attività finanziarie sono valutate in relazione alla loro destinazione funzionale sulla base di quanto segue.

Attività finanziarie detenute per la negoziazione

Si tratta di attività finanziarie acquistate con lo scopo di ottenere un profitto dalle fluttuazioni a breve termine del prezzo. Dopo l'iniziale rilevazione, tali attività sono valutate al valore equo con imputazione a Conto Economico dell'utile o della perdita relativa.

Investimenti posseduti fino a scadenza

Sono attività finanziarie non derivate che prevedono pagamenti fissi o determinabili, con una scadenza fissa, che l'impresa ha la ferma intenzione e la capacità di mantenere fino alla scadenza. Dopo l'iniziale rilevazione, tali attività sono valutate al costo ammortizzato, utilizzando il criterio del tasso effettivo di interesse. Il costo ammortizzato è calcolato tenendo conto di eventuali sconti o premi che vanno ripartiti lungo l'intero periodo di tempo intercorrente fino alla scadenza.

Attività finanziarie iscritte al costo

Se esiste un'indicazione oggettiva della perdita di valore di uno strumento non quotato rappresentativo di capitale che non è iscritto al fair value in quanto non può essere misurato in modo attendibile, o di uno strumento derivato che è collegato a tale strumento partecipativo e deve essere regolato mediante la consegna di tale strumento, l'importo della perdita per riduzione di valore è pari alla differenza fra il valore contabile dell'attività ed il valore attuale dei flussi finanziari futuri attesi ed attualizzati al tasso di rendimento corrente di mercato per un attività finanziaria analoga.

Finanziamenti attivi

Sono trattati contabilmente secondo quanto previsto per gli "investimenti posseduti fino a scadenza".

Attività finanziarie disponibili per la vendita

Accoglie le attività finanziarie non rientranti nelle categorie precedenti. Dopo l'iniziale rilevazione, tali attività sono valutate al valore equo con iscrizione degli utili o delle perdite in una apposita voce di Patrimonio Netto fintantoché esse non siano vendute o fino a che non si accerti che esse abbiano subito una perdita di valore: in questo caso gli utili o le perdite fino a quel momento accumulati sono imputati a Conto Economico.

Strumenti finanziari derivati

Tutti gli strumenti finanziari derivati sono misurati al fair value, come stabilito dallo IAS 39. Il valore per l'adeguamento al mark to market del derivato, se negativo, viene registrato a Conto Economico.

**Rimanenze**

Le rimanenze sono iscritte al minore tra il costo di acquisto o di produzione, comprensivo degli oneri accessori, ed il valore di presumibile realizzazione desumibile dall'andamento del mercato. La configurazione di costo adottata è quella del "costo medio ponderato" (per la carta), del FIFO (per le ricariche) e del costo specifico (per i biglietti).

**Crediti e debiti**
I crediti sono inizialmente iscritti al fair value, successivamente valutati al costo ammortizzato, e svalutati in caso di perdite di valore.
I debiti sono valutati al costo ammortizzato.

**Disponibilità liquide e mezzi equivalenti**
Le disponibilità liquide ed i mezzi equivalenti sono iscritte al valore nominale.

**Finanziamenti a lungo termine**
I finanziamenti sono rilevati inizialmente al costo, corrispondente al valore equo del corrispettivo ricevuto, al netto degli oneri accessori di acquisizione del finanziamento. Dopo la rilevazione iniziale, i finanziamenti sono valutati con il criterio del costo ammortizzato, utilizzando il metodo dell'interesse effettivo.

**Fondi per rischi e oneri**
I fondi, iscritti per far fronte alla copertura di passività di natura determinata, di esistenza certa o probabile, delle quali tuttavia alla data di redazione del Bilancio risultano indeterminati l'ammontare o la data di sopravvenienza, sono rilevati quando è probabile l'esistenza di un'obbligazione attuale, legale o implicita, conseguente ad eventi passati, quando è probabile che tale obbligazione sia onerosa ed il suo ammontare possa essere stimato attendibilmente.
La valutazione dei fondi è fatta al fair value di ciascuna passività. I fondi accantonati sono riesaminati ad ogni data di rendicontazione e rettificati in modo da rappresentare la migliore stima corrente.

**Benefici per i dipendenti**
I benefici a dipendenti erogati successivamente alla cessazione del rapporto di lavoro (post employment benefits del tipo a "benefici definiti") e gli altri benefici a lungo termine ("other long term benefits") sono soggetti a valutazioni attuariali. La passività iscritta in Bilancio è rappresentativa del valore attuale dell'obbligazione del gruppo, al netto di eventuali attività a servizio dei piani.
Si evidenzia che il Gruppo ha deciso di non utilizzare il c.d. "corridor approach" e di rilevare gli utili e le perdite derivanti da modifiche delle ipotesi attuariali direttamente a Conto Economico.
Di contro, l'IFRS/IAS ipotizza che nel lungo termine gli utili (o le perdite) di natura attuariale si possano compensare tra loro e, in tale ottica, consente di differire nel tempo il riconoscimento a Conto Economico degli utili o perdite attuariali. In ciascun esercizio deve essere riconosciuta immediatamente nel Conto Economico la quota degli utili o perdite attuariali non rilevati eccedente il maggiore tra il 10% del valore attuale dell'obbligazione del programma ed il 10% del fair value di qualsiasi attività a servizio del programma (cd. metodo del corridoio).
Le indennità integrative di fine rapporto sono rilevate come passività e costo quando l'impresa si è impegnata ad interrompere il rapporto di lavoro di un dipendente o di un gruppo di dipendenti prima del normale pensionamento oppure si è impegnata ad erogare compensi di fine rapporto a seguito di una proposta per incentivare dimissioni volontarie per esuberi.

**Attività destinate alla vendita e passività associate ad attività destinate alla vendita**
Le attività non correnti (o gruppo di attività e passività) sono classificate come detenute per la vendita nel caso in cui siano disponibili per la cessione immediata nel loro attuale stato,

salvo le condizioni negoziali ricorrenti per la vendita di quel tipo di attività, e la vendita sia altamente probabile.
Queste attività sono valutate:
- al minore tra il valore di carico e il valore equo al netto dei costi di vendita, rilevando le eventuali riduzioni di valore (impairment) a Conto Economico, se non rientrano in un'operazione di aggregazione di imprese,

altrimenti
- al valore equo al netto dei costi di vendita (senza possibilità di registrare svalutazioni in sede di rilevazione iniziale), se rientrano in un'operazione di aggregazione di imprese.

In ogni caso il processo di ammortamento viene interrotto al momento della classificazione dell'attività come destinata alla vendita.
Le attività e le passività direttamente connesse ad un gruppo di attività oggetto di cessione devono essere distintamente classificate nello stato patrimoniale, come pure le pertinenti riserve di utili o perdite accumulate imputabili direttamente a Patrimonio Netto. Il risultato netto delle operazioni cessate è indicato in una voce distinta del Conto Economico.

**Stock options**
Il piano di stock options del gruppo Lottomatica prevede il suo regolamento mediante emissione di strumenti rappresentativi di capitale (equity-settled). Il valore equo è determinato alla data di concessione ("grant date") e determina, come previsto dall'IFRS 2, l'iscrizione del costo (nella voce "costo del personale") con corrispondente incremento del Patrimonio Netto (voce "Riserve di stock options" compresa nelle "Altre Riserve") sulla base del periodo di maturazione delle opzioni.
Successivamente alla data di assegnazione, una variazione nel numero di opzioni comporta un adeguamento del costo complessivo del piano da rilevarsi secondo il metodo sopra indicato. Alla fine di ogni esercizio il valore del fair value di ogni opzione precedentemente determinato non viene rivisto né aggiornato, ma rimane acquisito nel Patrimonio Netto a titolo definitivo; a tale data viene invece aggiornata la stima del numero di opzioni che matureranno fino alla scadenza (e quindi del numero dei dipendenti che avranno diritto a esercitare le opzioni). La variazione di stima viene portata a riduzione della voce "Riserva per stock options" con contropartita a Conto Economico tra i costi del personale.

Alla scadenza dell'opzione l'importo iscritto nella voce "Riserva per stock options" viene riclassificato come segue: la quota parte di Patrimonio Netto relativa alle opzioni esercitate viene riclassificata alla "Riserva sovrapprezzo azioni", mentre la parte relativa alle opzioni non esercitate viene riclassificata tra gli Utili indivisi.

**Ricavi**
I ricavi sono valutati al valore corrente del corrispettivo ricevuto o spettante.

Vendita di beni
Il ricavo è riconosciuto quando il Gruppo ha trasferito i rischi e i benefici significativi connessi alla proprietà del bene e smette di esercitare il solito livello di attività associate con la proprietà nonché l'effettivo controllo sul bene venduto. Il ricavo associato alle vendite delle ricariche telefoniche è iscritto al netto dei costi sostenuti per l'acquisto delle stesse.

Prestazione di servizi
Il ricavo è rilevato con riferimento allo stadio di completamento dell'operazione alla data di chiusura del Bilancio. Quando il risultato della prestazione di servizi non può essere attendibilmente stimato, i ricavi sono rilevati solo nella misura in cui i costi rilevati saranno recuperabili.

Lo stadio di completamento emerge dalla valutazione del lavoro svolto oppure attraverso la proporzione tra i costi sostenuti ed i costi totali stimati.

Nei casi in cui vengono concesse dilazioni alla clientela senza maturazione di interessi, l'ammontare che sarà incassato viene attualizzato. La differenza tra valore attuale e ammontare incassato costituisce un provento finanziario contabilizzato per competenza.

Ricavi e costi sono rilevati al netto delle imposte sul valore aggiunto ad eccezione del caso in cui:

- tale imposta applicata all'acquisto di beni o servizi risulti indetraibile, nel qual caso essa viene rilevata come parte del costo di acquisto dell'attività o parte della voce di costo rilevata a Conto Economico;
- si riferisca a crediti e debiti commerciali esposti includendo il valore dell'imposta.

**Interessi**
Sono rilevati per competenza con un criterio temporale, utilizzando il metodo dell'interesse effettivo.

**Dividendi**
Sono rilevati quando sorge il diritto degli azionisti a ricevere il pagamento.

**Costi di acquisto di beni e prestazioni di servizi**
Sono rilevati a Conto Economico secondo il principio della competenza e si sostanziano in decrementi di benefici economici, che si manifestano sotto forma di flussi finanziari in uscita o di riduzione di valore di attività o di sostenimento di passività.

**Oneri finanziari**
Gli oneri finanziari sono tutti rilevati come costo nell'esercizio in cui essi sono sostenuti.

**Imposte sul reddito (correnti, anticipate e differite passive)**
Le imposte correnti sono determinate sulla base di una realistica previsione degli oneri di imposta da assolvere, in applicazione della normativa fiscale vigente nei singoli Paesi.
Sulle differenze temporanee esistenti tra i valori delle attività e delle passività iscritte a Bilancio ed i relativi valori fiscali, nonché sulle differenze di valore delle attività e passività generate dalle rettifiche di consolidamento, il Gruppo rileva imposte differite passive o attive.
Le imposte anticipate sono contabilizzate nella misura in cui è probabile che sarà realizzato reddito imponibile a fronte del quale può essere utilizzata la differenza temporanea deducibile. Anche in presenza di perdite fiscali o crediti di imposta riportati a nuovo viene rilevata un'attività fiscale differita nella misura in cui è probabile che sia disponibile un reddito imponibile futuro capiente.
Il valore delle imposte anticipate viene riesaminato ad ogni chiusura di periodo e viene ridotto nel misura in cui non risulti più probabile che sufficienti utili fiscali possano rendersi disponibili in futuro per l'utilizzo di tutto o parte di tale attività.
Le imposte differite attive e passive sono classificate, nello Stato Patrimoniale, tra le attività e passività non correnti.
Le imposte differite sia attive che passive sono definite in base alle aliquota fiscali che ci si attende vengano applicate nell'anno in cui tali attività si realizzano o tali passività si estinguano considerando le aliquote in vigore o quelle sostanzialmente emanate alla data di Bilancio.

**Incertezza nelle stime**

Qui di seguito sono presentate le ipotesi chiave riguardanti il futuro e altre importanti fonti di incertezza nelle stime alla data di chiusura del Bilancio, che potrebbero produrre rettifiche significative nei valori di carico delle attività e passività entro il prossimo esercizio finanziario.

Perdita di valore dell'avviamento

L'avviamento viene sottoposto a verifica circa eventuali perdite di valore con periodicità almeno annuale; detta verifica richiede una stima del valore d'uso del settore cui è attribuito l'avviamento, a sua volta basata sulla stima dei flussi finanziari attesi dal settore e sulla loro attualizzazione in base a un tasso di sconto adeguato. Al 31 marzo 2006, il valore contabile dell'avviamento è di €/000 663.613.

## 2. INFORMAZIONI SULLO STATO PATRIMONIALE CONSOLIDATO

### ATTIVITÀ NON CORRENTI

### Immobili, impianti e macchinari (1)

Ammontano ad €/000 153.809 (€/000 158.248 al 31.12.2005) Si riporta di seguito la composizione con separata indicazione del costo storico e del fondo ammortamento:

| Immobilizzazioni materiali (migliaia di euro) | 31.12.2005 | Variazioni di periodo | | | | | | Bilancio al 31.03.2006 |
|---|---|---|---|---|---|---|---|---|
| | | Incrementi | Ammortamenti | Svalutazioni | Decrementi | Altre variazioni | Riclassifiche | |
| Terreni | 456 | | | | | | | 456 |
| Fabbricati | 24.226 | 369 | | | | | 34 | 24.629 |
| Impianti e macchinari | 442.975 | 2.409 | | 171.109 | 216 | - 1.844 | 35.304 | 307.519 |
| Att.re ind.li e comm. | 327 | | | | | | | 327 |
| Altri beni | 5.889 | 256 | | | 27 | | | 6.118 |
| Immobilizzaz. in corso | 35.240 | 10.690 | | | 7 | - 12 | - 35.149 | 10.763 |
| Costo Storico | 509.113 | 13.724 | - | 171.109 | 249 | - 1.856 | 189 | 349.812 |
| | | - | | | | | | |
| Terreni | | | | | | | | |
| Fabbricati | 6.936 | | 549 | | | | 34 | 7.519 |
| Impianti e macchinari | 340.389 | | 9.453 | 165.070 | 100 | | 154 | 184.826 |
| Att.re ind.li e comm. | 321 | | 1 | | | | | 322 |
| Altri beni | 3.219 | | 137 | | 20 | | | 3.336 |
| Fondo Ammortamento | 350.865 | - | 10.140 | 165.070 | 120 | - | 188 | 196.003 |
| | | | | | | | | |
| Terreni | 456 | | | | | | | 456 |
| Fabbricati | 17.290 | 369 | 549 | | | | - 0 | 17.110 |
| Impianti e macchinari | 102.586 | 2.409 | 9.453 | 6.039 | 116 | - 1.844 | 35.149 | 122.692 |
| Att.re ind.li e comm. | 6 | | 1 | | | | | 5 |
| Altri beni | 2.670 | 256 | 137 | | 6 | | | 2.783 |
| Immobilizzaz. in corso | 35.240 | 10.690 | | | 6 | - 12 | - 35.149 | 10.764 |
| Valore netto | 158.248 | 13.724 | 10.140 | 6.039 | 128 | - 1.856 | 0 | 153.809 |

Gli incrementi dell'anno riguardano principalmente le seguenti voci:

- *Fabbricati*: fanno riferimento prevalentemente ai costi sostenuti dalla Capogruppo per l'allestimento della nuova sede;
- *Impianti e macchinari*: sono riferibili per la quasi totalità all'implementazione di apparecchiature tecnologiche per la rete; gli importi più significativi riguardano la società Lottomatica s.p.a. (€/000 1.041). Altri investimenti significativi sono stati effettuati dalla società LIS (€/000 269), dalle società operanti nel settore delle Videolotterie (RTI Videlot e Videlot Gestione) (€/000 106) e dalla società Totobit (€/000 833);
- *Immobilizzazioni in corso:* riguardano esclusivamente terminali e stampanti non ancora installati presso le ricevitorie. In particolare riguardano la società Lottomatica s.p.a. nell'ambito del progetto di sostituzione dei terminali avviato nel corso del 2005 e che ha portato al completo rinnovamento del parco terminali. Gli investimenti in parola, non essendo entrati in funzione, sono stati inseriti tra le "Immobilizzazioni in corso" e si trovano in conto deposito presso terzi.

Le svalutazioni dell'esercizio riferite alla voce "Impianti e macchinari" è stata posta in essere, in accordo con quanto previsto dallo IAS 36, per l'allineamento del valore contabile dei beni (terminali per il Gioco del Lotto) rispetto al loro valore d'uso. In particolare, le svalutazioni sono principalmente connesse al citato progetto di sostituzione del parco terminali posto in essere dalla capogruppo (per un valore netto di €/000 6.039 formato da beni che presentavano un costo storico di €/000 171.109 ed un fondo di ammortamento di €/000

165.070) e fanno riferimento al residuo valore contabile dei terminali di vecchia generazione già sostituiti al 31.03.2006, il cui valore d'uso è pertanto nullo.
In particolare, le svalutazioni hanno avuto effetto nella voce "Ammortamenti e svalutazioni" del Conto Economico ed hanno inciso nel settore di attività Giochi, poiché gli assets svalutati sono interamente riferibili a tale settore di attività.

Le "*altre variazioni*" della voce "*Impianti e macchinari*" si riferiscono principalmente all'utilizzo di fondi di riserva precedentemente appostati per le le svalutazioni di cui sopra (€/000 1.844).

Il valore di carico dei beni detenuti in leasing finanziario e con contratti a noleggio al 31 marzo 2006 è di €/000 2.667 (€/000 2.938 al 31.12.2005). Il saldo della voce si riferisce ai fabbricati e agli impianti e macchinari detenuti dalla società Totobit e da PCC. Il decremento registrato nell'esercizio è principalmente riconducibile all'ammortamento del periodo.

Non vi sono impegni contrattuali in essere per l'acquisto di immobilizzazioni e non vi sono beni dati in garanzia.

**Avviamento (2)**
Ammonta ad €/000 663.613
*Valori espressi in Euro migliaia*

| Tipologia | Bilancio al 31.12.2005 | Variazioni periodo | | Relazione al 31.03.2006 |
|---|---|---|---|---|
| | | Increm | Variaz. Area | |
| Lis Finanziaria S.p.A. | 133 | | | 133 |
| Sed Multitel S.p.A. | 1.660 | | | 1.660 |
| Totobit Informatica S.p.A.. | 31.899 | | | 31.899 |
| TTS S.r.l. | 172 | | | 172 |
| Tyche | 404.016 | | | 404.016 |
| NG FEG LTM | 216.765 | | | 216.765 |
| PCC GS S.p.A. | 6.853 | | | 6.853 |
| Ramo giochi EIS | 825 | | | 825 |
| Ramo giochi Twin | 1.290 | | | 1.290 |
| **Totale** | 663.613 | | | 663.613 |

Le voci più significative che compongono il saldo sono le seguenti:

- Avviamento per €/000 404.016 conseguente alla fusione per incorporazione della Lottomatica in Tyche avvenuta nel corso del 2002
- Avviamento da conferimento della PCC Giochi e servizi €/000 6.853;
- Avviamenti legati all'acquisizione del ramo giochi della EIS S.p.A. e del ramo d'azienda della Twin (totalizzatore) €/000 2.115;
- Avviamento derivante dal consolidamento della Totobit Informatica iscritto per €/000 31.899.
- Avviamento per €/000 216.765 emergente dall'operazione di fusione perfezionata il 20 dicembre 2005 tra la NewGames la FinEuroGames e la Lottomatica.

In sede di prima adozione degli IFRS, il Gruppo ha scelto di non applicare l' IFRS 3 in modo retroattivo alle acquisizioni di imprese avvenute antecedentemente il 1° gennaio 2004; di conseguenza, l'avviamento è stato mantenuto al precedente valore determinato secondo i principi contabili italiani, previa verifica della sua recuperabilità. In merito all'avviamento generato nel corso dell'esercizio 2005, lo stesso è stato determinato applicando il principio statunitense FAS 141.
L' avviamento è stato allocato in base allo IAS 36 ai Segment Giochi (composto dalle CGU Lotto, Gratta e Vinci e Videolotterie) e Servizi secondo la seguente ripartizione:

- *Giochi €/000 443.515*
- *Servizi €/000 220.098*

L'avviamento è stato oggetto di impairment test al 31 dicembre 2005.

L'impairment test, coerentemente a quanto previsto nello IAS 36, è stato effettuato confrontando il valore recuperabile con il relativo valore contabile alla data del 31 Dicembre 2005.
Quale valore recuperabile, è stato utilizzato il valore d'uso in quanto ritenuto ragionevolmente superiore al valore equo netto dei costi di vendita. Alla data del 31 marzo 2006 non si evidenziano indicatori di perdita di valori in quanto i risultati conseguiti sono sostanzialmente in linea con quelli attesi.

Il valore d'uso è determinato utilizzando il metodo del Discounted Cash Flows, attualizzando i flussi operativi risultanti da proiezioni economico-finanziare relative al periodo delle concessioni rilasciate da AAMS o fino ad un massimo di 7 anni, basate su assunzioni contenute nel piano predisposto dal management sulla base delle proiezioni dei risultati operativi consuntivati alla data di valutazione., estrapolando l'arco temporale superiore al triennio secondo tassi di crescita conservativi e inferiori al trend storico.
La stima del valore d'uso è stata effettuata attraverso l'utilizzo del modello Discount Cash Flow che prevede l'attualizzazione dei futuri flussi di cassa stimati, tramite l'applicazione di un appropriato tasso di sconto (WACC).
Da tale impairment test è emerso che i flussi di cassa attualizzati risultano superiori al valore contabile dell'avviamento, sicché non si è reso necessario procedere ad alcuna riduzione di valore: nessuna perdita di valore è stata pertanto rilevata.

Il tasso di sconto (WACC) utilizzato della Società è stato determinato in misura pari a circa 8% (medio).

**Immobilizzazioni immateriali (3)**
Ammontano complessivamente ad €/000 9.757 (nel 2005 pari a €/000 10.774) e riguardano essenzialmente

- i "*Diritti di brevetto industriale*" pari ad €/000 7.862 (€/000 8.859 al 31.12.2005) fanno riferimento prevalentemente ai valori della Capogruppo per €/000 4.621, riguardanti in misura principale gli sviluppi software legati alla gestione del Totocalcio e del Gioco del Lotto, allo sviluppo software del Gratta e Vinci per il Consorzio Lotterie Nazionali (€/000 896) e allo sviluppo del software della società Lottomatica Italia Servizi inerente i valori bollati (€/000 1.138).
  Le acquisizioni del periodo (€/000 543) si riferiscono, per la maggior parte, alle spese sostenute dalla Capogruppo e dalle aziende controllate per lo sviluppo di software applicativo;
- le "*Concessioni, licenze, marchi e diritti simili*" pari a €/000 1.352 (€/000 1.452 al 31.12.2005), fanno riferimento a licenze d'uso e sono riconducibili essenzialmente al Consorzio Lotterie Nazionali, alla Lottomatica S.p.A. e alla società Totobit.

Si riporta di seguito la movimentazione intervenuta nel periodo:

| Immobilizzazioni immateriali (migliaia di euro) | 31.12.2005 | Variazione di Periodo | | | | Bilancio al 31.03.2006 |
|---|---|---|---|---|---|---|
| | | Incrementi | Amm.nti | Decrementi | Riclass. | |
| Costi di sviluppo | - | - | - | - | - | - |
| Diritti di Brevetto | 46.735 | 543 | | | | 47.278 |
| Concessioni, Licenze | 8.595 | 157 | | | | 8.752 |
| Immobilizzazioni in corso e Acconti | 377 | 101 | | | | 478 |
| Altre | 190 | | | | | 190 |
| **Costo Storico** | 55.897 | 801 | - | - | - | 56.698 |
| Costi di sviluppo | - | - | - | - | - | - |
| Diritti di Brevetto | 37.876 | | 1.540 | | | 39.416 |
| Concessioni, Licenze | 7.143 | | 257 | | | 7.400 |
| Immobilizzazioni in corso e Acconti | - | | | | | - |
| Altre | 104 | | 21 | | | 125 |
| **Fondo Ammortamento** | 45.123 | - | 1.818 | - | - | 46.941 |
| Costi di sviluppo | - | - | - | - | - | - |
| Diritti di Brevetto | 8.859 | 543 | - 1.540 | | | 7.862 |
| Concessioni, Licenze | 1.452 | 157 | - 257 | | | 1.352 |
| Immobilizzazioni in corso e Acconti | 377 | 101 | | | | 478 |
| Altre | 86 | | - 21 | | | 65 |
| **Valore netto** | 10.774 | 801 | - 1.818 | - | - | 9.757 |

## Titoli e partecipazioni (5)

Gli importi iscritti pari ad €/000 421 (al 31.12.2005 è pari ad €/000 452 ) fanno riferimento per la quasi totalità alle quote di minoranza detenute dal Gruppo Lottomatica nelle società Imprenditori Associati (€/000 103) ed Easy Nolo (€/000 280). Tali partecipazioni sono valutate al costo in quanto il fair value delle stesse non è individuabile in maniera affidabile. La variazione rispetto al dato al 31.12.2005 si riferisce all'entrata nel perimetro di consolidamento della partecipata INVEST Games S.A.

## Altre attività (non correnti) (6)

Sono pari a €/000 432 (al 31.12.2005 è pari ad €/000 570) e riguardano depositi cauzionali su gare, contratti di locazione e utenze sottoscritte dalle società del Gruppo Lottomatica.

## Imposte differite attive (7)

Le attività nette per imposte anticipate sono pari ad €/000 60.043 (€/000 55.009 al 31.12.2005).

Gli importi più rilevanti riguardano l'iscrizione, effettuata nei precedenti esercizi, per imposte anticipate della Lottomatica S.p.A., le cui voci principali sono legate a :

- l'ammortamento fiscale del disavanzo della fusione di Lottomatica S.p.A. in Tyche calcolato nel 2001 per effetto del disallineamento tra Bilancio fiscale e Bilancio civilistico;
- la svalutazione delle partecipazioni detenute nella Lottomatica Sistemi S.p.A, e Twin , ora liquidata;
- l'ammortamento fiscale dell'avviamento Sogei, Tyche, EIS e Twin;
- gli effetti fiscali anticipati della valutazione al mark to market delle opzioni di copertura per acquisti in dollari relativamente all'operazione G-Tech, come meglio precisato in seguito.

L'importo relativo alla Lottomatica Sistemi deriva dall'iscrizione, effettuata nei precedenti esercizi, degli effetti fiscali differiti della svalutazione dell'avviamento effettuata al 31.12.2003.

## ATTIVITÀ CORRENTI

### Rimanenze (8)

Ammontano ad €/000 14.720 (al 31.12.2005 è pari ad €/000 14.436) e riguardano, per gli importi più significativi, le giacenze della Capogruppo connesse agli scontrini e alle schedine di gioco, nonché le giacenze della Totobit relative ai codici di attivazione delle schede prepagate Vodafone e Telecom acquistate nel corso del periodo e che saranno rivendute nell'ambito della normale attività della società.

| **Rimanenze** *(migliaia di euro)* | **31.03.2006** | **31.12.2005** | **variazione** |
|---|---|---|---|
| Materie prime, sussidiarie e di consumo | 1.101 | 1.272 | -171 |
| Prodotti in corso di lavorazione e semilavorati | 118 | 86 | 32 |
| Prodotti finiti e merci | 13.501 | 13.078 | 423 |
| **Valore Lordo Rimanenze** | **14.720** | **14.436** | **284** |

### Crediti commerciali ed altri crediti (9)

*I crediti commerciali* ammontano a €/000 100.068 (€/000 116.263 al 31.12.2005) e sono esposti al netto di un fondo di svalutazione di €/000 10.439 (€/000 10.418 al 31.12.2005) La voce accoglie altresì i *crediti verso controllanti* (€/000 1.772) e riguardano per la quasi totalità i crediti tributari verso la controllante De Agostini in relazione all'adesione al consolidato fiscale, ed alla procedura di Iva di Gruppo.

I crediti commerciali sono infruttiferi e hanno generalmente scadenza a 30-90 giorni.
Si riporta di seguito il dettaglio per società e per scadenza:

| Società (€/000) | Relazione al 31.03.2006 | | |
|---|---|---|---|
| | Entro l'esercizio successivo | Oltre l'esercizio successivo | Fondo Svalutazione Crediti |
| Lottomatica S.p.A. | 20.387 | | -7.222 |
| Lottomatica Italia Servizi S.p.A. | 20.480 | | -365 |
| Lottomatica Sistemi S.p.A. | 1 | | |
| PCC GS S.p.A. | 959 | | -30 |
| Consorzio Giochi Sportivi | 235 | | |
| Consorzio Lotterie Nazionali | 11.562 | | |
| RTI Videolot S.p.A. | 22.574 | | -1.000 |
| Videolot S.p.A. | 685 | | 0 |
| Gruppo Totobit | 26.990 | 6.634 | -1.822 |
| **Totale** | **103.873** | **6.634** | **-10.439** |

La determinazione del fondo tende a considerare i possibili rischi di perdite su crediti per sopravvenuta inesigibilità effettuata sulla base delle migliori informazioni disponibili alla data di redazione del Bilancio.

### Attività finanziarie correnti (10)

L'importo iscritto in Bilancio pari a €/000 36.360 (al 31.12.2005 è pari ad €/000 31.791), la cui componente principale (€/000 33.754) è rappresentata dal valore delle attività, rettificato al mark to market, delle opzioni sottoscritte per l'acquisto di dollari per finanziare parte dell'acquisizione G-Tech.
Poiché dal punto di vista della finanza operativa l'operazione G-Tech comporta il rischio di apprezzamento del dollaro americano rispetto all'euro, si è proceduto all'implementazione di

una strategia ibrida per la gestione del rischio cambio. Detta strategia prevede l'acquisto di opzioni CALL USD (o PUT EUR) e la stipula di un contingent forward.
L'acquirente di una opzione Call USD, a fronte del pagamento di una somma in denaro detto "premio", si aggiudica il diritto (non l'obbligo) di acquistare un certo ammontare di $ ad un certo cambio (strike) ad una certa data. L'acquisto di una opzione di questo tipo consente di garantire oggi un cambio di copertura per l'acquisto di divisa previsto per "domani", consentendo allo stesso tempo la possibilità di prendere beneficio da un deprezzamento del USD oltre il livello di strike: in quest'ultimo caso l'opzione, il cui valore è nullo, viene "abbandonata", ed è possibile andare sul mercato ad acquistare la divisa necessaria.
Un contingent forward è invece un'operazione derivata costituita da un normale forward (acquisto a termine di divisa) che però cessa di avere effetti giuridici sulle due parti che lo stipulano se una certa condizione pattuita contrattualmente non viene ad esistenza: si tratta di un contratto sottoposto a condizione, che cioè in tanto esiste in quanto si verifichi un determinato evento pattuito. Nel caso specifico, l'evento che determina l'esistenza della copertura è il verificarsi dell'acquisto di G-Tech da parte di Lottomatica.
La combinazione delle due strategie garantisce una copertura flessibile a fronte del pagamento di un costo in termini di premi e fees. Inoltre, il fatto che una parte della copertura sia stata effettuata mediante uno strumento alternativo alle opzioni Call USD ha consentito un certo risparmio.
Lottomatica ha coperto nel modo descritto l'acquisto di $ 2,484 miliardi per valuta fine giugno 2006, ad un cambio medio ponderato di 1,2116 dollari americani per un euro, con un costo complessivo di €/000 48.356. Poiché una parte della copertura è subordinata al verificarsi di un evento pattuito; in caso di mancata chiusura dell'operazione G-Tech il costo complessivo delle coperture si attesterebbe invece su €/000 37.679.

La valutazione al mark to market effettuata al 31 marzo 2006, dell'intero ammontare delle opzioni, è pari ad €/000 23.077, determinando un impatto sul conto economico del periodo pari ad €/000 14,602 di maggiori oneri finanziari, derivanti dalla componente time value delle opzioni.

**Altre attività correnti (11)**
I crediti verso altri ammontano a €/000 260.927 (al 31.12.2005 è pari ad €/000 189.808) e riguardano principalmente i crediti verso i ricevitori nell'ambito dei vari giochi e servizi (€/000 200.581) al netto di un fondo svalutazione crediti di euro/000 3.382.
In particolare, i crediti verso i ricevitori concernono principalmente:

- *il Consorzio Lotterie Nazionali* (per €/000 184.228) relativamente al credito maturato nei confronti dei ricevitori per i biglietti delle lotterie istantanee e differite consegnati alla data del 31 marzo 2006. Sulla base degli accordi contrattuali il riversamento da parte dei ricevitori (al netto delle vincite pagate e dell'aggio di loro competenza) avviene mediamente a 15 giorni dalla consegna;
- *la Lottomatica Italia Servizi* (€/000 13.861 al netto di un Fondo Svalutazione di €/000 449) sono relativi a crediti vantati verso i ricevitori per le somme ancora da incassare relativamente alle vendite degli ultimi giorni del mese di marzo delle ricariche dell'operatore Telecom Italia Mobile;
- *la Lottomatica* (€/000 2.478) per le somme da riversare da parte dei ricevitori per la raccolta della scommessa Tris e dei Giochi sportivi.

La voce comprende altresì gli oneri dell'annunciata acquisizione del gruppo Gtech (€/000 2.186), relativamente agli importi che con il perfezionamento dell'acquisizione costituiranno valore incrementativo delle voci a cui fanno riferimento. Più in particolare hanno trovato

allocazione nella Altre Attività Correnti le fees riconosciute ai consulenti ed alle banche d'affari per le operazioni di aumento di capitale ed emissione del finanziamento ibrido.

**Crediti per imposte (12)**

I crediti tributari ammontano ad €/000 5.433 (il saldo al 31.12.2005 è pari ad €/000 3.370) con un incremento pari ad €/000 2.063. Tale incremento è stato determinato essenzialmente dall'aumento dell'IVA a credito.

| **Crediti tributari** *(migliaia di euro)* | **31.03.2006** | **31.12.2005** | **variazione** |
|---|---|---|---|
| Crediti verso erario (IRES - IRAP) | 913 | 913 | 0 |
| Crediti verso erario (TFR) | 82 | 83 | -1 |
| Ritenute fisc. Int attivi | 366 | 102 | 264 |
| Crediti verso erario - IVA a credito | 3.917 | 1.939 | 1.978 |
| altri crediti tributari | 155 | 333 | -178 |
| **Totale** | **5.433** | **3.370** | **2.063** |

**Disponibilità liquide e mezzi equivalenti (13)**

Ammontano ad €/000 319.834 (le disponibilità liquide al 31.12.2005 erano pari ad €/000 246.163). Le disponibilità liquide sono costituite da giacenze su conti correnti bancari e postali in euro e in dollari americani (per circa 147 milioni di dollari).

In dettaglio

| **Disponibilità liquide e mezzi equivalenti** *(migliaia di euro)* | Bilancio al 31.03.2006 | Bilancio al 31.12.2005 | variazione |
|---|---|---|---|
| Depositi Bancari e postali | 319.777 | 246.102 | 73.675 |
| Denaro e valori in cassa | 57 | 61 | -4 |
| **Totale** | **319.834** | **246.163** | **73.671** |

| Società (€/000) | Bilancio al 31.03.2006 |
|---|---|
| Lottomatica S.p.A. | 288.063 |
| Lottomatica Italia Servizi S.p.A. | 486 |
| Lottomatica Sistemi S.p.A. | 432 |
| Cirmatica S.A. | 28 |
| PCC GS S.p.A. | 4.634 |
| Consorzio Giochi Sportivi | 3.454 |
| Consorzio Lotterie Nazionali | 3.469 |
| Invest Games | 16 |
| Cartalis S.p.A. | 9.963 |
| Gruppo Totobit | 9.289 |
| **Totale** | **319.834** |

**Attività destinate alla vendita o a cessare (14)**

Non ci sono attività destinate ad essere cedute.

### Patrimonio Netto (15)

Il Patrimonio Netto di spettanza del Gruppo è pari ad €/000 579.897 (€/000 504.694 al 31.12.2005) ed è così costituto:

- *Capitale Sociale*
  E' pari a €/000 91.571 (€/000 89.009 al 31.12.2005) ed è venuto a costituirsi nell'attuale ammontare a seguito dell'esercizio nel corso del primo trimestre 2006 di n° 2.561.696 stock option;
- *Riserva da Sovrapprezzo Azioni.*
  La voce ammonta a €/000 296.760 (€/000 261.844 al 31.12.2005). La variazione rispetto al dato del 31.12.2005 è riferibile alla sottoscrizione di n° 2.561.696 opzioni da stock option

  Le altre voci del Patrimonio Netto consolidato pari ad €/000 153.117 (€/000 41.450 al 31.12.2005) accolgono:
  - *altre riserve.* per €/000 130.380 (€/000 18.713 al 31.12.2005) e sono determinati dalla quota di competenza dei risultati a nuovo delle società del gruppo Lottomatica, e dalle rettifiche di consolidamento e riclassifiche effettuate al 31 marzo 2006; la voce accoglie altresì gli impatti patrimoniali conseguenti alla First Time Application dei principi contabili internazionali, nonché il versamento in conto futuri aumenti di capitale (€/000 180) della controllante; tale voce accoglie altresì gli importi derivanti dall'applicazione dell'IFRS 2 in tema di stock option;
  - *riserva da concambio:* è pari ad €/000 22.737 e non subisce variazioni.

- *Risultato netto consolidato*
  Il risultato netto consolidato 31 marzo 2006 ammonta a €/000 41.426 (€/000 114.232 al 31.12.2005). La quota di competenza dei terzi ammonta a €/000 2.977 (€/000 1.841 al 31.12.2005).

## PASSIVITÀ NON CORRENTI

### Finanziamenti a lungo termine (16)

La voce in esame, pari a €/000 359.643 (il saldo al 31.12.2005 è pari ad €/000 359.653), si riferisce principalmente al valore, espresso in linea con il costo ammortizzato, del prestito obbligazionario. In particolare, il prestito obbligazionario (valore nominale del debito €/000 360.000, valore nominale della singola obbligazione Euro 1.000, numero di obbligazioni 360.000) è stato sottoscritto a Londra il 18 dicembre 2003 e gli è stata data esecuzione in data 22 dicembre 2003, attraverso l'emissione dei titoli (tutti collocati). Il collocamento è avvenuto per il 56% in Italia, per il 19% in Inghilterra e per la restante percentuale in altri paesi europei. Il tasso di rendimento nominale è del 4,8% con rimborso in un'unica soluzione alla scadenza il 22 dicembre 2008. Il tasso effettivo (tasso interno di rendimento) sull'intera operazione è quantificabile nel 4,97%.

### Fondo trattamento di fine rapporto (17)

Il fondo, iscritto al netto delle anticipazioni corrisposte, al 31 marzo 2006, è pari a €/000 7.751 (al 31.12.2005 è pari ad €/000 7.618).
L'importo recepisce gli effetti dell'attualizzazione secondo quanto richiesto dal principio IAS 19.

| fondo TFR al 31 Dicembre 2005 | 7.618 |
|---|---|
| costo corrente del servizio | 488 |
| oneri finanziari | 0 |
| utile/(perdite) attuariali | -184 |
| (prestazioni pagate) | -171 |
| Fondo TFR al 31 Marzo 2006 | 7.751 |

Il Fondo Trattamento di Fine Rapporto rientra nei piani a benefici definiti. L'accantonamento è stato calcolato usando il metodo attuariale della proiezione unitaria del credito.
Tale metodologia è articolata secondo le seguenti fasi:

- sono stati proiettati, sulla base di una serie di ipotesi finanziarie (incremento del costo della vita, incremento retributivo ecc.), le possibili future prestazioni che potrebbero essere erogate a favore di ciascun dipendente iscritto al programma nel caso di pensionamento, decesso, invalidità, dimissioni ecc. La stima delle future prestazioni includerà gli eventuali incrementi corrispondenti all'ulteriore anzianità di servizio maturata nonché alla presumibile crescita del livello retributivo percepito alla data di valutazione;
- è stato calcolato alla data della valutazione, sulla base del tasso annuo di interesse adottato e della probabilità che ciascuna prestazione ha di essere effettivamente erogata, il valore attuale medio delle future prestazioni ;
- è stata definita la passività per la società individuando la quota del valore attuale medio delle future prestazioni che si riferisce al servizio già maturato dal dipendente in azienda alla data della valutazione;
- è stato individuato, sulla base della passività determinata al punto precedente e della riserva accantonata in Bilancio ai fini civilistici italiani, la riserva riconosciuta valida ai fini IAS.

**Fondo imposte differite (18)**
E' pari a €/000 47.116 (al 31.12.2005 è pari ad €/000 44.233) ed accogli principalmente l'onere fiscale differito gravante sui goodwill (€/000 36.881). Il rilascio di tale imposte verrà effettuato in futuro in caso di cessione o svalutazione dell'ativitá.

**Fondi a lungo termine (19)**
Sono pari a €/000 8.925 (al 31.12.2005 è pari ad €/000 8.587).

| Fondi *(migliaia di euro)* | 31/12/2005 | incrementi | utilizzo e alre variazioni | 31.03.2006 |
|---|---|---|---|---|
| Controversie legali | 1.664 | 2.500 | | 4.164 |
| Penali | 2.758 | | -378 | 2.380 |
| Concorsi a premio | 414 | 36 | -154 | 296 |
| Fondo svalut. Partecipazioni | 104 | | | 104 |
| Altri fondi | 3.647 | | -1.666 | 1.981 |
| **Totali** | **8.587** | **2.536** | **-2.198** | **8.925** |

Negli altri fondi è compreso il *Fondo per trattamento di quiescenza e obblighi simili* pari ad €/000 1.500, che si riferisce per la quasi totalità agli accantonamenti effettuati dalla capogruppo quali indennità da riconoscere ad alcuni membri del C.d.A in caso di risoluzione del rapporto di lavoro, in accordo con quanto deliberato dal Comitato per la Remunerazione.
Il fondo per *penali* riguarda i presunti oneri che potrebbero essere richiesti da AAMS per i ritardi di attivazione degli apparecchi da intrattenimento rispetto alle scadenze previste nella concessione.
Allo stato attuale non è possibile stimare la tempistica relativa al possibile esborso.
Gli incrementi del periodo, pari ad €/000 2.536, si riferiscono essenzialmente agli accantonamenti effettuati a copertura di vertenza legali in corso, per le quali si potrebbe prefigurare il rischio di soccombenza.

**PASSIVITÀ CORRENTI**

**Debiti Commerciali e vari (20)**
Ammontano ad €/000 281.097 (€/000 305.006 al 31.12.2005) e riguardano essenzialmente i debiti verso fornitori (€/000 214.843) sia per le fatture contabilizzate e non liquidate al 31 marzo 2006, sia per le fatture da ricevere o altri debiti accertati come costi di competenza del periodo. I debiti sono connessi agli acquisti di beni e servizi per le attività del periodo e per i programmi di investimento in corso. La voce comprende altresì i debiti verso le società del Gruppo DeAgostini .

I debiti commerciali sono normalmente regolati a 60/90 giorni.

**Strumenti derivati (21)**
La valutazione a mercato degli strumenti derivati sul Consorzio Lotterie Nazionali ammonta a €/000 872. Come noto, nel corso del 2004, al fine di gestire il rischio cambio correlato alle forniture di biglietti per le Lotterie Istantanee (in dollari USA) si è coperto un ammontare pari al 50% delle forniture stimate fino alla scadenza della concessione attraverso strumenti derivati. Pertanto il Consorzio Lotterie Nazionali ha stipulato contratti di copertura per complessivi USD 48,0 milioni, pari alla metà del valore atteso delle forniture di biglietti fino al 2010: da un punto di vista tecnico, si tratta di una serie di strategie opzionali knock-in forward, posizionate alle date di marzo e settembre (date presunte di pagamento fatture in USD). Il knock-in forward, pur fissando un livello massimo di cambio nel caso di apprezzamento del dollaro, consente di prendere beneficio dell'eventuale deprezzamento della divisa americana per l'intervallo che va dallo strike fino al knock-in: se la barriera viene toccata in un momento qualsiasi del semestre di osservazione del knock-in period, l'acquisto dei dollari per la relativa scadenza deve avvenire allo strike, indipendentemente dalle condizioni di mercato. Elemento caratterizzante della strategia adottata è che sin dall'inizio è possibile conoscere a quale livello si potranno acquistare USD nel cosiddetto worst case scenario, cioè quando il knock-in è stato toccato nel corso del periodo di osservazione: in questi casi la struttura funziona esattamente come un forward, cioè come un acquisto di divisa a termine. Il corridoio di sicurezza originale delle coperture concluse nel 2004 era di 1,2138 (strike) 1,30 (knock-in). La ristrutturazione della posizione effettuata nel periodo di dollaro debole, allargando il corridoio di indifferenza a costo zero e spostando la scadenza di un'operazione da marzo a settembre 2005, ha consentito di rendere neutrali le coperture con data valuta marzo e settembre 2005, che sono state abbandonate (non esercitate in quanto out of the money) senza effetti economici. Poiché la scadenza del 23/03/06 era per un importo superiore al necessario è stata venduta sul mercato con un piccolo profitto economico, che è stato trasferito sul prezzo di acquisto spot, il 31 marzo 2006 sono in essere coperture per USD 36,0 milioni sui USD 48,0 originariamente stipulati; il corridoio di indifferenza è, per la sola scadenza di settembre 2006, 1,1842 - 1,35, e mentre per tutte le altre vale l'intervallo 1,2138 - 1,30. Poiché al 31/03/05 il cambio €/$ si è alzato rispetto a dicembre 2005, il mark-to-market della struttura è peggiorato di circa €/000 600; se la recente fase di debolezza del dollaro dovesse continuare, la posizione verrà gestita dinamicamente, ristrutturandola, ove possibile a costo zero, al fine di evitare l'attivazione della barriera di knock-in.
Non essendo soddisfatti i requisiti IAS 39 ai paragrafi 71 e seguenti, sui derivati in questione non si è applicato l'hegde accounting: pertanto al 31.03.2006 il loro valore è stato adeguato al mark-to-market, rilevando la differenza nell'area finanziaria del Conto Economico.

**Finanziamenti a breve termine (22)**
L'importo di €/000 2.404 si riferisce alla PCC Giochi e Servizi per il finanziamento con la Efibanca, ed alle operazioni di leasing finanziario relative alle società Totobit S.p.A. e PCC Giochi e Servizi, nonché al debito del Consorzio Lotterie Nazionali (€/000 1.400) verso AAMS in relazione alle vincite da pagare.

In particolare, il finanziamento ricevuto da Efibanca S.p.A. in favore della PCC Giochi e Servizi ha le seguenti caratteristiche:
- debito originario: €/000 705.
- debito residuo al 31/03/06: €/000 110.
- tasso d'interesse agevolato al 3 %, (si tratta infatti di mutuo agevolato ex legge 64/86).

**Quota a breve dei finanziamenti a lungo termine (23)**
L'importo di €/000 4.734 (€/000 473 al 31.12.2005) è per intero relativo alla quota di competenza del periodo degli interessi sul prestito obbligazionario.

**Altre passività correnti (24)**

Sono pari complessivamente ad €/000 237.281 (€/000 233.620 al 31.12.2005) .

| **Totale Altre passività (correnti)** *(migliaia di euro)* | Relazione al 31.03.2006 | Bilancio al 31.12.2005 | variazione |
|---|---|---|---|
| Debiti vs istituti di previdenza sociale entro 12 mesi | 1.242 | 3.791 | -2.549 |
| Debiti verso il personale | 15.067 | 10.720 | 4.347 |
| Debiti vs ricevitori/gestori telefonici | 99.678 | 102.349 | -2.671 |
| Altri debiti | 121.294 | 116.760 | 4.534 |
| **Totale** | **237.281** | **233.620** | **3.661** |

Le voci significative sono di seguito descritte:
- *Debiti verso Istituti di Previdenza e di Sicurezza Sociale:* €/000 1.242 (€/000 3.791 al 31.12.2005) e si riferiscono ai debiti verso gli Istituti Previdenziali per le trattenute a carico delle Società connesse alle retribuzioni di marzo 2006.
- *Debiti verso il personale:* €/000 15.067 (€/000 10.720 al 31.12.2005). Accolgono le competenze maturate da corrispondere al personale dipendente.
- *Debiti verso ricevitori/gestori telefonici:* €/000 99.678 (€/000 102.349 al 31.12.2005). Si riferiscono alle somme da riconoscere ai ricevitori/gestori per i servizi di raccolta effettuata dalle società LIS e Lottomatica. In particolare, il debito riconducibile alla LIS (€/000 97.284) rappresenta, per la quasi totalità, il debito per le somme da riversare agli operatori telefonici in relazione alla dinamica contrattuale della raccolta degli incassi dai ricevitori del mese di marzo.
- *Debiti verso Altri:* €/000 121.294. (€/000 116.760 al 31.12.2005) L'importo in questione riguarda prevalentemente il debito maturato nei confronti dell'AAMS (€/000 111.636) per i biglietti di lotterie istantanee, la cui rendicontazione avviene su base mensile entro il giorno 10 del mese successivo, e delle Lotterie differite la cui rendicontazione avviene 10 giorni dopo l'estrazione finale. Si precisa che l'importo del debito verso AAMS è esposto al netto degli importi riversati dai ricevitori ed al lordo delle vincite pagate che saranno rendicontate nel mese successivo.

**Passività finanziare correnti (25)**

Ammontano ad €/000 36.956 e riguardano per intero gli impegni sottoscritti (al netto delle quote già liquidate) per le opzioni di acquisto di dollari per finanziare parte dell'operazione G-Tech.

## Debiti per imposte (26)

Di seguito si riporta il dettaglio per società :

| Società ( €/000 ) | 31.03.2006 |
|---|---|
| Consorzio Lotterie Nazionali | 14 |
| Cirmatica | 2 |
| Lottomatica Italia Servizi S.p.A. | 292 |
| Lottomatica S.p.A. | 3.393 |
| LotSistemi | 1.403 |
| PCC GS S.p.A. | 105 |
| RTI Videolot S.p.A. | 3.750 |
| Gruppo Totobit | 870 |
| Cartalis S.p.A. | 1 |
| Consorzio Giochi Sportivi | 5 |
| Videolot | 1 |
| **Totale** | **9.836** |

| Debiti per Imposte *(migliia di euro)* | Bilancio al 31.03.2006 | Bilancio al 31.12.2005 | variazione |
|---|---|---|---|
| Debiti tributari Irpef | 1.063 | 1.927 | -864 |
| Debiti tributari IVA | 60 | 86 | -26 |
| Debiti tributari Irap/Ires | 4.944 | 4.682 | 262 |
| Altri debiti tributari | 3.769 | 4.325 | -556 |
| **Totale** | **9.836** | **11.020** | **-1.184** |

I debiti tributari, di €/000 9.836 (il saldo al 31.12.2005 è pari ad €/000 11.020) comprendono debiti per le ritenute d'acconto IRPEF del Gruppo sulle retribuzioni e sui compensi di lavoro professionale corrisposti a marzo 2006, i debiti per l'Iva da versare, i debiti verso l'erario per IRAP e IRES (per le società non incluse nel consolidato fiscale con la controllante De Agostini) di competenza al 31.12.2005 e i debiti per PREU a carico di RTI Videolot.

**Quote a breve termine dei fondi a lungo termine (27)**

Ammontano ad €/000 37.016 e fanno riferimento alle imposte stimate di periodo.

## 3. Informazioni sul Conto Economico Consolidato

### Ricavi (28)

Sono pari a €/000 189.245 (€/000 185.450 al 31.03.2005)
In dettaglio:

| Ricavi delle vendite e delle prestazioni (migliaia di euro) | Relazione al 31.03.2006 | | Relazione al 31.03.2005 | | variazione |
|---|---|---|---|---|---|
| | Assoluti | % | Assoluti | % | |
| **Giochi** | **170.038** | **89,9%** | **170.374** | **91,9%** | **-336** |
| -) Gioco del Lotto | 132.421 | 69,97% | 155.202 | 83,69% | -22.761 |
| -) Tris | 1.107 | 0,58% | 802 | 0,43% | 305 |
| -) Concorsi Pronostici | 1.609 | 0,85% | 2.049 | 1,10% | -440 |
| -) Videolotterie | 2.377 | 1,26% | 1.371 | 0,74% | 1.006 |
| -) Servizi scommesse | 788 | 0,42% | 534 | 0,29% | 254 |
| -) Lotterie Nazionali | 30.976 | 16,37% | 9.966 | 5,37% | 21.010 |
| -) PCC GS S.p.A. | 760 | 0,40% | 450 | 0,24% | 310 |
| **Servizi** | **19.207** | **10,1%** | **15.076** | **8,1%** | **4.131** |
| -) Ricariche telefoniche rete LIS | 7.427 | 3,92% | 6.475 | 3,49% | 952 |
| -) Ricariche telefoniche rete Totobit | 1.787 | 0,94% | 1.760 | 0,95% | 27 |
| -) Ricavi da Attivazione POWER POS | 2.007 | 1,06% | 479 | 0,26% | 1.528 |
| -) Biglietteria Sportiva | 922 | 0,49% | 1.024 | 0,55% | -102 |
| -) Compensi servizio bollette | 1.004 | 0,53% | | | 1.004 |
| -) Bollo auto | 3.169 | 1,67% | 3.326 | 1,79% | -157 |
| -) Canone Rai | 471 | 0,25% | 606 | 0,33% | -135 |
| -) Servizi Comunali | 0 | 0,00% | 145 | 0,08% | -145 |
| -) Contributo Unificato | 152 | 0,08% | 152 | 0,08% | 0 |
| -) Altri servizi | 2.268 | 1,20% | 1.109 | 0,60% | 1.159 |
| **Totale** | **189.245** | **100%** | **185.450** | **100%** | **3.795** |

Per la redazione del Conto Economico, sulla base dello IAS 18 (revenue recognition) il gruppo ha esposto i ricavi per ricariche telefoniche al netto dei costi sia per la società controllata LIS che per il gruppo Totobit. Tale scelta è motivata dal fatto che la società nella transazione matura come ricavo solo il margine tra il prezzo di vendita ed il costo nominale della scheda.

Analogo trattamento è stato effettuato per i ricavi della RTI Videolot che ai sensi della concessione e delle successive disposizioni ministeriali è titolare dei ricavi da raccolta al netto dell'utile erariale (PREU) e delle vincite pagate, e pertanto al lordo dei compensi da riversare a gestori ed esercenti.

### Altri ricavi e proventi (29)

Sono pari a €/000 988 (€/000 3.367 al 31.03.2005)

### Incrementi di immobilizzazioni per lavori interni materiali e beni di consumo (30)

Non sono state effettuate contabilizzazioni in tale voce (€/000 25 al 31.03.2005).

### Variazione delle rimanenze (31)

Sono positive per €/000 73 (€/000 293 al 31.03.2005) e si riferiscono principalmente alla PCC Giochi e Servizi.

### Materie prime e materiali di consumo utilizzati (32)

Sono pari a €/000 11.951 (€/000 8.209 al 31.03.2005) e sono così dettagliati:

| Materia prime (migliaia di euro) | Bilancio al 31.03.2006 | Bilancio al 31.03.2005 | variazione |
|---|---|---|---|
| Supporti cartacei | 5.231 | 5.080 | 151 |
| Materiali e consumi EDP | 634 | 471 | 163 |
| Biglietti lotterie | 5.988 | 2.198 | 3.790 |
| Altri | 98 | 460 | -362 |
| **Totale** | **11.951** | **8.209** | **3.742** |

### Costi per Servizi (33)

Sono pari a €/000 45.246 (€/000 44.880 al 31.03.2005) e riguardano per €/000 42.290 acquisti di servizi e per €/000 2.956 godimento beni terzi. Circa l'andamento delle voci di spesa rispetto ai dati dello scorso anno si precisa che è proseguito il processo di ottimizzazione dei costi di rete anche grazie al progetto di sostituzione dei terminali del lotto che hanno comportato notevoli economie soprattutto in termini di manutenzioni. I costi per il godimento beni di terzi riguardano essenzialmente gli affitti delle sedi delle società del Gruppo e presentano una contrazione rispetto allo scorso anno di circa €/000 734.

### Costo del personale (34)

Ammonta ad €/000 17.096 (€/000 18.833 al 31.03.2005). Di seguito si riporta il dettaglio delle singole componenti:

| Costi per il personale (€ migliaia) | Bilancio al 31.03.2006 | Bilancio al 31.03.2005 | variazione |
|---|---|---|---|
| -) Salari e stipendi | 12.752 | 12.655 | 97 |
| -) Oneri sociali | 3.719 | 3.486 | 233 |
| -) Trattamento di fine rapport | 488 | 377 | 111 |
| -) Costo per stock Option | 108 | 2.249 | -2.141 |
| -) Altri costi | 29 | 66 | -37 |
| **Totale** | 17.096 | 18.833 | -1.737 |

- Le voci *salari e stipendi ed oneri sociali* includono, olte ai normali costi relativi al personale, i costi per risoluzione anticipata del rapporto di lavoro.
- La voce *"Trattamento di fine rapporto"* include gli effetti dell'attualizzazione del fondo
- La valutazione delle stock options (€/000 108) è stata effettuata secondo quanto richiesto dall'IFRS 2

Di seguito viene fornito il costo del personale suddiviso per società e l'organico medio per categoria contrattuale:

| Organico al 31.03.2006 | N° |
|---|---|
| Dirigenti | 60 |
| Quadri | 116 |
| Impiegati | 867 |
| Operai | 54 |
| **Totale** | **1.097** |

| Costi per il personale (€ migliaia) | Bilancio al 31.03.2006 | Bilancio al 31.03.2005 | variazione |
|---|---|---|---|
| Lottomatica | 12.223 | 14.470 | -2.247 |
| Lottomatica Italia Servizi | 669 | 464 | 205 |
| Lottomatica Sistemi | 2.314 | 2.284 | 30 |
| Cirmatica | 12 | 12 | 0 |
| Gruppo Totobit | 1.237 | 963 | 274 |
| PCC GS | 641 | 640 | 1 |
| **Totale** | **17.096** | **18.833** | -1.737 |

### Ammortamenti e svalutazioni (35)

Ammontano a €/000 18.079 (€/000 10.407 al 31.03.2005) e sono così composti:

| Ammortamento immobilizzazioni immateriali (migliaia di euro) | Bilancio al 31.03.2006 | Bilancio al 31.03.2005 | variazione |
|---|---|---|---|
| Amm.nti diritti di brevetto industriale | 1.540 | 1.287 | 253 |
| Amm.nto concessioni, licenze e marchi | 257 | 250 | 7 |
| Amm.nti Altre Imm. Immateriali | 21 | 11 | 10 |
| **Totale** | **1.818** | **1.548** | **270** |

| Ammortamento immobilizzazioni materiali (migliaia di euro) | Bilancio al 31.03.2006 | Bilancio al 31.03.2005 | variazione |
|---|---|---|---|
| Fabbricati | 549 | 170 | 379 |
| Impianti e macchinari | 9.453 | 8.408 | 1.045 |
| Attrezzature industriali e commerciali | 1 | 20 | -19 |
| Altri beni | 137 | 105 | 32 |
| **Totale** | **10.140** | **8.703** | **1.437** |

Le *Svalutazioni delle immobilizzazioni,* pari ad €/000 6.040, si riferiscono ai beni non più in uso della società Lottomatica e riguardano essenzialmente, come già detto, i beni per i quali non è stato possibile completare il processo di ammortamento in relazione al progetto di sostituzione del parco terminali e riguardano.

| Svalutazioni (migliaia di euro) | Bilancio al 31.03.2006 | Bilancio al 31.03.2005 | variazione |
|---|---|---|---|
| Svalutazione immobilizzazioni | 6.040 | 0 | 6.040 |
| Svalutazione dei Crediti | 81 | 156 | -75 |
| **Totale** | **6.121** | **156** | **5.965** |

Le *Svalutazioni dei crediti* compresi nell'attivo circolante €/000 81 sono riferibili:

- alla TTS per €/000 16 a copertura dei crediti stante la massa creditoria esistente;
- alla Lottomatica Italia Servizi per €/000 65 in relazione ai rischi che si prefigurano circa la possibilità di incasso.

**Altri costi operativi (36)**
Ammontano a €/000 4.125 (€/000 511 al 31.03.2005) e riguardano:

- *Oneri diversi di gestione*: €/000 1.565. Le quote più rilevanti riguardano:
  - i costi connessi all' accertamento di costi non di competenza dell'esercizio (€/000 612)
  - le liberalità per €/000 221
  - IVA indetraibile per €/000 265
  - Imposte indirette dell'esercizio per €/000 43
- *Accantonamenti per rischi: €/000 2.505 Si riferiscono quasi interamente agli* accantonamenti effettuati dalla Lottomatica quale mandataria dell'RTI per la raccolta del gioco lecito.
- *Altri accantonamenti*: €/000 55, sono relativi essenzialmente agli accantonamenti della Lottomatica per i concorsi a premio.

**Oneri (proventi) finanziari (37)**
Al 31 marzo 2006 la gestione finanziaria presenta un saldo negativo di oneri finanziari per €/000 17.800 (oneri per €/000 2.887 al 31.03.2005) così dettagliati:

| Proventi (oneri) finanziari (*migliaia di euro*) | Relazione al 31.03.2006 | Relazione al 31.03.2005 | variazione |
|---|---|---|---|
| -) Proventi Finanziari | 1.714 | 1.708 | 6 |
| Interessi bancari | 1.608 | 1.631 | -23 |
| Altri proventi finanziari | 106 | 77 | 29 |
| -) Oneri Finanziari | -19.514 | -4.595 | -14.919 |
| Interessi bancari | -5.124 | -4.556 | -568 |
| Oneri di cambio | 297 | -1 | 298 |
| Altri oneri finanziari | -14.687 | -38 | -14.649 |
| **Totale** | **-17.800** | **-2.887** | **-14.913** |

I *proventi finanziari* fanno riferimento per la maggior parte agli interessi attivi sui depositi bancari.
Negli oneri finanziari la parte più rilevante (€/000 14.602) è determinata dalla valutazione al mark-to-market delle opzioni sottoscritte a copertura dell'acquisto in dollari necessari per finanziare parte dell'operazione G-Tech

**Imposte dell'esercizio (40)**
Il carico di imposte stimate al 31 marzo 2006 ammonta a €/000 34.230 (€/000 41.749 al 31.03.2005) delle quali €/000 34.574 per imposte correnti, (per IRES €/000 27.860 ed €/000 6.714 per IRAP), €/000 3.618 per imposte anticipate, ed €/000 3.626 per imposte differite passive:

| **Imposte d'esercizio** (*migliaia di euro*) | Relazione al 31.03.2006 | Relazione al 31.03.2005 | variazione |
|---|---|---|---|
| IRES | 27.860 | 29.286 | -1.426 |
| IRAP | 6.714 | 4.580 | 2.134 |
| Anticipate | -3.618 | 2.926 | -6.544 |
| Differite passive | 3.626 | 4.957 | -1.331 |
| **Imposte dell'Esercizio** | **34.582** | **41.749** | **-7.167** |

## Risultato del periodo

Il risultato netto consolidato di competenza al 31 marzo 2006 ammonta a €/000 38.449 (€/000 61.216 al 31.03.2005). La quota di competenza dei terzi ammonta a €/000 2.977 (pari ad €/000 443 al 31.03.2005).

## Utile diluito per azione (41)

**Utile per azione base**

| | *marzo 2006* | *mar-05* |
|---|---|---|
| Risultato netto | 41.426 | 61.659 |
| N° medio ponderato di azioni ordinarie in circolazione (000) | 89.960 | 88.974 |
| **Utile base per azione (€ per mille azioni)** | **0,46** | **0,69** |

**Utile per azione diluito**

| | *marzo 2006* | *mar-05* |
|---|---|---|
| Risultato netto | 41.426 | 61.659 |
| N° medio ponderato di azioni ordinarie in circolazione (000) | 89.960 | 88.974 |
| N° opzioni (.000) | 1.555 | 4.103 |
| **Utile diluito per azione (€ per mille azioni)** | **0,45** | **0,66** |

L'utile base per azione è calcolato dividendo l'utile netto del periodo attribuibile al Gruppo per il numero medio ponderato delle azioni ordinarie in circolazione durante il periodo.
L'utile per azione diluito è calcolato dividendo l'utile netto del periodo attribuibile agli azionisti ordinari per il numero medio ponderato delle azioni ordinarie in circolazione durante il periodo, rettificato per gli effetti diluitivi delle opzioni.
Nella tabella sono esposti il reddito e le informazioni sulle azioni ai fini del calcolo dell'utile per azione base e diluito al 31 marzo 2006.

## 4. Leasing finanziario e contratti di noleggio

Il Gruppo ha sottoscritto leasing finanziari e contratti di noleggio per diversi impianti e macchinari, nonché per immobili. Questi leasing prevedono clausole di rinnovo ma non opzioni di acquisto o clausole di rivalutazione del canone. Il rinnovo può avvenire per volontà della società locataria.

## 5. Gestione del rischio finanziario: obiettivi e criteri

I principali strumenti finanziari del gruppo, a parte i derivati, sono l'emissione obbligazionaria da €/000 360.000, i depositi bancari (a tempo e a vista) e i titoli di stato (Buoni Ordinari del Tesoro). Al fine di coprire l'esposizione derivante al Consorzio Lotterie Nazionali dall'acquisto

di semilavorati per la produzione dei biglietti Gratta e Vinci, si è provveduto alla stipula di contratti derivati di cambio per un ammontare pari al 50% delle forniture stimate fino alla scadenza della concessione attraverso strumenti derivati. Per ulteriori dettagli sulle caratteristiche di questi prodotti si rimanda alla sezione Derivati di Cambio del presente documento. La copertura attualmente in essere è stata proposta dalla Direzione Finanziaria, e approvata dall'Amministratore Delegato di concerto con la capogruppo. E' in corso di elaborazione una policy per la negoziazione di strumenti derivati di copertura dal rischio cambio e tasso che specifichi in maniera dettagliata ruoli, responsabilità, aree di autonomia e flussi informativi.

Liquidity Policy

Dopo l'approvazione da parte del Comitato Esecutivo della Capogruppo, nel corso del 2004 il C. di A. di Lottomatica ha approvato una Liquidity Policy: tale policy ha come obiettivi il mantenimento del capitale investito; la coerenza delle caratteristiche del portafoglio di investimenti con le necessità di cash-flow e di manovra finanziaria delle singole società del Gruppo; l'ottenimento di un adeguata remunerazione.

La regolamentazione si articola nella seguente griglia di "dimensioni di rischio" – "regole":

Scadenza: la durata degli impieghi non può eccedere i 12 mesi (rischio corporate) o i 18 mesi (rischio sovrano);

Rischio di Credito: è possibile impiegare risorse esclusivamente in strumenti sottoposti a rating (livello minimo P-2/A-2/F-2, A3/A-/A-);

Diversificazione del Rischio: la massima esposizione verso un singolo nominativo non può eccedere il 20% del portafoglio; non è possibile detenere più del 5% dell'emissione o del programma di emissione se si tratta di strumenti quotati o negoziabili; per quanto riguarda gli strumenti non negoziabili (ad es. i depositi bancari), valgono i limiti seguenti:

- A1/P1/F1 max €/mln 100 equivalenti, per un periodo massimo di 3 mesi
- Split Rating max €/mln 50 equivalenti, per un periodo massimo di 3 mesi
- A2/P2/F2 max €/mln 50 equivalenti, per un periodo massimo di 1 mese

Rischio Paese: sono consentiti esclusivamente investimenti nei Paesi area euro, Svizzera, Regno Unito e Stati Uniti Prodotti autorizzati: viene indicata di seguito una lista vincolante di prodotti nei quali è possibile investire: Liquidity Funds, Current account and time deposits with banks, Certificate of deposit (CDs), Repos, Commercial Paper (CP's), Banker's Acceptance, Asset Backed Commercial Paper – ABCPs, Treasury / Supranational / Corporate Bond & Notes

## 6. RAPPORTI CON PARTI CORRELATE

Vengono di seguito riportati gli effetti economici ed i rapporti patrimoniali con le parti correlate del Gruppo Lottomatica al 31.03.2006.

**PARTI CORRELATE - PRINCIPALI PARTITE ECONOMICHE al 31.03.2006**

| *migliaia di euro* | Controllanti, controllate e collegate indirette | Natura dell'operazione |
|---|---|---|
| Costi per servizi | 50 | Rapporti intrattenuti con De Agostini S.p.A. |
| Godimento beni di terzi | 690 | Rapporti intrattenuti con ISIM S.p.A. |

**PARTI CORRELATE - PRINCIPALI PARTITE PATRIMONIALI al 31.03.2006**

| *migliaia di euro* | Controllanti, controllate e collegate indirette | Natura dell'operazione |
|---|---|---|
| Crediti | 611 | Rapporti intrattenuti con De Agostini S.p.A. (Credito Tributario IRES - cedente Lottomatica S.p.A.) |
| Crediti | 70 | Rapporti intrattenuti con De Agostini S.p.A. (Credito IRES - cedente RTI Videolotter S.p.A.) |
| Crediti | 91 | Rapporti intrattenuti con De Agostini S.p.A. (Credito IRES - cedente Lis Finanziaria S.p.A.) |
| Crediti | 470 | Rapporti intrattenuti con De Agostini S.p.A. (Credito IVA - cedente Lottomatica Italia Servizi S.p.A.) |
| Crediti | 8 | Rapporti intrattenuti con De Agostini S.p.A. (Credito IRES - cedente Totobit S.p.A.) |
| Crediti | 519 | Rapporti intrattenuti con De Agostini S.p.A. (Credito IRES - cedente Videolot Gestione S.p.A.) |
| Crediti | 3 | Rapporti intrattenuti con De Agostini S.p.A. (Credito commerciale - Lottomatica S.p.A.) |
| Debiti | 4.361 | Rapporti intrattenuti con De Agostini S.p.A. (Debito IRES - cedente Lottomatica Italia Servizi S.p.A.) |
| Debiti | 4.729 | Rapporti intrattenuti con De Agostini S.p.A. (Debito IVA - cedente Lottomatica S.p.A.) |
| Debiti | 55 | Rapporti intrattenuti con De Agostini S.p.A. (Debito Commerciale - Lottomatica S.p.A.) |
| Debiti | 34.772 | Rapporti intrattenuti con De Agostini S.p.A. (Debito IRES - cedente Lottomatica S.p.A.) |
| Debiti | 303 | Rapporti intrattenuti con De Agostini S.p.A. (Debito IVA - cedente Lottomatica Sistemi S.p.A.) |
| Debiti | 69 | Rapporti intrattenuti con De Agostini S.p.A. (Debiti IVA - cedente SED Multitel S.p.A.) |
| Debiti | 673 | Rapporti intrattenuti con De Agostini S.p.A. (Debiti IVA - cedente Totobit S.p.A.) |
| Debiti | 955 | Rapporti intrattenuti con De Agostini S.p.A. (Debito IRES - cedente Totobit S.p.A.) |
| Debiti | 13 | Rapporti intrattenuti con DeA Editori S.p.A. (Debito Commerciale - Lottomatica S.p.A.) |
| Debiti | 271 | Rapporti intrattenuti con DeA Factor S.p.A. (Debito fornitori - Lottomatica S.p.A.) |
| Debiti | 1.065 | Rapporti intrattenuti con DeA Factor S.p.A. (Debito fornitori - Totobit S.p.A.) |
| Debiti | 19 | Rapporti intrattenuti con DeA Agostini S.p.A. (Debito commerciale - Lottomatica Italia Servizi S.p.A.) |
| Debiti | 4 | Rapporti intrattenuti con De Agostini S.p.A. (Debito commerciale - L.I.S. Finanziaria S.p.A.) |
| Debiti | 32 | Rapporti intrattenuti con De Agostini S.p.A. (Debito IRES - cedente LIS Finanziaria S.p.A.) |

Tutte le operazioni poste in essere con parti correlate, ivi incluse quelle infragruppo, rientrano nell'ordinaria attività di gestione, sono regolate a condizioni di mercato o in base a specifiche disposizioni normative; non si rilevano, inoltre, operazioni atipiche e/o inusuali Infine il Gruppo Lottomatica, a partire dal 2004, in qualità di consolidata, partecipa al Consolidato fiscale nazionale per le Società del Gruppo De Agostini S.p.A.

## Benefici al management con responsabilità strategiche

CONSIGLIO DI AMMINISTRAZIONE LOTTOMATICA S.p.A. *

| Nome e Cognome | Carica Ricoperta | Periodo per cui è stata ricoperta la carica | scadenza della carica | Compensi a breve termine (euro) | Compensi dovuti dopo la cessazione del rapporto di lavoro (euro) |
|---|---|---|---|---|---|
| Antonio Belloni | consigliere | 24/09/02-31/03/06 | 31/12/07 | € 6.250 | |
| Rosario Bifulco | presidente/amm. delegato | 12/04/05-31/03/06 | 31/12/07 | € 101.862 | € 3.429 |
| | dirigente | 01/01/05-31/03/06 | | € 60.087 | |
| Marco Sala | direttore generale e consigliere | 12/04/05-31/03/06 | 31/12/07 | € 7.228 | € 5.939 |
| | dirigente | 01/01/05-31/03/06 | | € 106.543 | |
| Paolo Ainio | consigliere | 24/09/02-31/03/06 | 31/12/07 | € 8.125 | |
| Marco Boroli | consigliere | 24/09/02-31/03/06 | 31/12/07 | € 3.750 | |
| Pietro Boroli | consigliere | 12/04/05-31/03/06 | 31/12/07 | € 3.750 | |
| Pier Luigi Celli | consigliere | 14/04/03-31/03/06 | 31/12/07 | € 7.500 | |
| Paolo Ceretti | consigliere | 13/05/04-31/03/06 | 31/12/07 | € 8.750 | |
| Marco Drago | consigliere | 24/09/02-31/03/06 | 31/12/07 | € 6.250 | |
| Roberto Drago | consigliere | 24/09/02-31/03/06 | 31/12/07 | € 3.750 | |
| Lorenzo Pellicioli | consigliere | 12/04/05-31/03/06 | 31/12/07 | € 8.125 | |
| Severino Salvemini | consigliere | 14/03/03-31/03/06 | 31/12/07 | € 8.750 | |
| Antonio Tazartes | consigliere | 24/09/02-31/03/06 | 31/12/07 | € 6.250 | |
| Francesco Martinelli | Presidente Collegio Sindacale | 24/09/02-31/03/06 | 31/12/07 | Minimo tariffa professionale | |
| Angelo Gaviani | Sindaco | 24/09/02-31/03/06 | 31/12/07 | Minimo tariffa professionale | |
| Paolo Andrea Colombo | effettivo | 12/04/05-31/03/06 | 31/12/07 | Minimo tariffa professionale | |

* incorporata, con effetto dal 20 dicembre 2005, nella NewGames S.p.A., che ha contestualmente assunto la denominazione sociale di Lottomatica S.p.A.

## 7. EVENTI SUCCESSIVI ALLA CHIUSURA DELL'ESERCIZIO

**Approvazione Bilancio al 31 dicembre 2005 e distribuzione dividendo**
L'assemblea degli azionisti del 12 aprile 2006 ha approvato il Bilancio della società al 31 dicembre 2005 ed ha contestualmente deliberato la distribuzione di un dividendo pari a 1,3 euro per azione, al lordo delle ritenute di legge, per un totale pari a 119.415.548,20 euro, di cui 0,49 euro per azione, pari a complessivi 45.234.023,88 euro, dall'utile di esercizio e dalla riserva di avanzo da concambio, e 0,81 euro, pari a complessivi 74.181.524,32 euro, dalla riserva da sovrapprezzo di azioni, previa riduzione della stessa per l'ammontare corrispondente.

**Variazione Consiglio di Amministrazione di Lottomatica:**
**Nomina di un nuovo Presidente**
In data 12 aprile 2006 il presidente ed amministratore delegato di Lottomatica Rosario Bifulco, ha rassegnato le proprie dimissioni limitatamente alla carica di presidente, coerentemente con l'intenzione di una progressiva riduzione del proprio ruolo esecutivo in vista della conclusione dell'acquisizione di Gtech Holding corp..
Una decisione in tal senso, inoltre, è in linea con l'orientamento della nuova edizione di marzo 2006 del codice di autodisciplina degli emittenti quotati che vede con disfavore la concentrazione delle cariche di presidente e di amministratore delegato nella medesima persona. In pari data, il consiglio di amministrazione ha nominato Lorenzo Pellicioli presidente di Lottomatica.
Al neo-presidente sono stati conferiti i medesimi poteri dell'amministratore delegato da esercitare in via disgiunta rispetto a quest'ultimo, per quanto concerne la gestione dei rapporti istituzionali della Società ai massimi livelli, ed in via vicaria, per quanto concerne tutti gli altri poteri.

**Aumento di capitale e modifiche statutarie**
L'assemblea straordinaria degli azionisti di Lottomatica del 12 aprile ha approvato la delega al consiglio di amministrazione ad aumentare il capitale sociale ed ha modificato alcune disposizioni dello statuto, in relazione alla progettata acquisizione di GTECH Holdings Corporation. In particolare è stato modificato l'articolo dello statuto relativo alla durata della società, che è stata prorogata fino al 2070 in funzione dell'attesa emissione di un prestito obbligazionario subordinato con scadenza 2066.
Sempre in via strumentale alla realizzazione del più ampio progetto di acquisizione di GTECH Holdings Corporation, l'assemblea ha approvato la proposta del consiglio di conferire delega agli amministratori, ai sensi dell'art. 2443 cod. civ., per il periodo massimo di cinque anni dalla data odierna, per l'aumento a pagamento del capitale sociale per un importo complessivo nominale massimo di Euro 1.720 milioni, di cui l'importo nominale massimo di Euro 1.670 milioni sarà offerto in opzione ai soci e l'importo nominale massimo di Euro 50 milioni sarà offerto in sottoscrizione ad alcuni dirigenti di Lottomatica S.p.A. e/o di sue controllate, nell'ambito di un piano di azionariato i cui elementi di fondo sono stati approvati dalla medesima assemblea del 12 aprile in sede ordinaria.

**Impugnativa Lodo arbitrale**
In relazione al contenzioso tra AAMS e Lottomatica all'udienza del 20 aprile 2006 la causa è stata rinviata per la precisazione delle conclusioni al 28 gennaio 2010.

**Lotterie Telematiche**
L'Amministrazione Autonoma dei Monopoli di Stato ha affidato al Consorzio Lotterie Nazionali (cui Lottomatica partecipa con una quota del 63%), la gestione, in via

sperimentale, delle lotterie con partecipazione a distanza (c.d. lotterie telematiche) previste dalla legge finanziaria 2005.
Tale sperimentazione avrà durata di 18 mesi a partire dalla data di immissione sul mercato della prima lotteria telematica, con facoltà dell'Amministrazione di estenderla o di interromperla.

Il Consorzio Lotterie Nazionali, in qualità di gestore, dovrà provvedere alla realizzazione delle lotterie telematiche sulla base delle linee guida definite dall'Amministrazione Autonoma dei Monopoli di Stato, allo sviluppo della piattaforma tecnologica multicanale, nonché a tutte le altre attività tipiche di un concessionario.

La raccolta delle lotterie telematiche potrà essere esercitata dai soggetti titolari di concessione per l'esercizio di giochi, concorsi o scommesse, che dovranno connettersi, a loro spese, alla piattaforma tecnologica multicanale che sarà realizzata dal Consorzio Lotterie Nazionali.

## 8. PIANO DI STOCK OPTIONS

A seguito della citata operazione di fusione, NewGames SpA è subentrata nei rapporti di Lottomatica SpA, ivi inclusi quelli relativi ai piani di stock options in favore di esponenti aziendali e dipendenti del gruppo Lottomatica.

*Piani 2003 – 2005*

L'assemblea straordinaria dell'incorporante NewGames S.p.A. del 21 settembre 2005 ha deliberato, con effetto dalla data di efficacia della predetta fusione, ed in conformità a quanto deliberato dall'incorporata Lottomatica S.p.A. nell'assemblea straordinaria del 14 aprile 2003 e nella riunione del consiglio di amministrazione dell'11 giugno 2003, fissando quale termine ultimo per le sottoscrizioni la data del 31 dicembre 2008:

1. un aumento a pagamento del capitale sociale, in forma scindibile, per massimi Euro 2.439.110,00, con emissione, anche in più tranches, di massime n. 2.439.110 nuove azioni ordinarie del valore nominale di Euro 1,00 cadauna, godimento regolare, con esclusione del diritto di opzione ai sensi dell'art. 2441, comma 5, del codice civile, al servizio dell'esercizio delle n. 2.439.110 opzioni già assegnate ed ancora esercitabili nell'ambito del piano di stock options riservato a dipendenti dell'incorporata Lottomatica S.p.A. e di altre società dalla stessa direttamente o indirettamente controllate;

2. un aumento a pagamento del capitale sociale, in forma scindibile, per massimi Euro 1.422.667,00 con emissione, anche in più tranches, di massime n. 1.422.667 nuove azioni ordinarie del valore nominale di Euro 1,00 cadauna, godimento regolare, con esclusione del diritto di opzione ai sensi dell'art. 2441, comma 5, del codice civile, al servizio dell'esercizio delle n. 1.422.667 opzioni già assegnate ed ancora esercitabili nell'ambito del piano di stock options riservato ad amministratori dell'incorporata Lottomatica S.p.A.

L'assemblea straordinaria dell'incorporante NewGames S.p.A. del 21 settembre 2005 ha altresì deliberato, sempre con effetto dalla data di efficacia della predetta fusione, ed in conformità a quanto deliberato dall'incorporata Lottomatica S.p.A. nell'assemblea

straordinaria del 14 aprile 2003 e nella riunione del consiglio di amministrazione del 13 maggio 2004 e fissando quale termine ultimo per le sottoscrizioni la data del 31 dicembre 2008 un aumento a pagamento del capitale sociale, in forma scindibile, per massimi Euro 223.175,00, con emissione, anche in più tranches, di massime n. 223.175 nuove azioni ordinarie del valore nominale di Euro 1,00 cadauna, godimento regolare, con esclusione del diritto di opzione ai sensi dell'art. 2441, comma 5, del codice civile, al servizio dell'esercizio delle n. 223.175 opzioni già assegnate ed ancora esercitabili nell'ambito del piano di stock options riservato a dipendenti dell'incorporata Lottomatica S.p.A. e di altre società dalla stessa direttamente o indirettamente controllate;

Le stock options di cui ai piani 2003-2005 sono ad oggi tutte maturate, e sono divenute ovvero diverranno esercitabili, a seconda dei casi, al ricorrere dei presupposti indicati nei rispettivi regolamenti entro il 2008.

*Piani 2005 - 2010*

La medesima assemblea straordinaria dell'incorporata NewGames S.p.A. del 21 settembre 2005 ha altresì deliberato, sempre con effetto dalla data di efficacia della predetta fusione, ed in conformità a quanto deliberato in data 12 aprile 2005 dall'incorporata Lottomatica S.p.A. nell'assemblea straordinaria e nelle riunioni del consiglio di amministrazione del 12 maggio e/o del 21 luglio 2005, fissando quale termine ultimo per le sottoscrizioni la data del 31 dicembre 2010:

- un aumento a pagamento del capitale sociale, in forma scindibile, per massimi Euro 297.580,00, con emissione, anche in più tranches, di massime n. 297.580 nuove azioni ordinarie del valore nominale di Euro 1,00 cadauna, godimento regolare, con esclusione del diritto di opzione ai sensi dell'art. 2441, comma 5, del codice civile, al servizio dell'esercizio delle n. 297.580 opzioni già assegnate dall'incorporata Lottomatica S.p.A. ed ancora esercitabili nell'ambito del piano di stock options riservato a dirigenti dell'incorporata Lottomatica S.p.A. e/o di sue controllate;

- un aumento a pagamento del capitale sociale, in forma scindibile, per massimi Euro 57.016,00 con emissione, anche in più tranches, di massime n. 57.016 nuove azioni ordinarie del valore nominale di Euro 1,00 cadauna, godimento regolare, con esclusione del diritto di opzione ai sensi dell'art. 2441, comma 5, del codice civile, al servizio del piano di stock options riservato a dirigenti di Lottomatica e/o di sue controllate in relazione alle n. 57.016 opzioni ancora assegnabili dall'incorporata Lottomatica S.p.A. nell'ambito di tale piano;

- un aumento a pagamento del capitale sociale, in forma scindibile, per massimi Euro 219.812,00, con emissione, anche in più tranches, di massime n. 219.812 nuove azioni ordinarie del valore nominale di Euro 1,00 cadauna, godimento regolare, con esclusione del diritto di opzione ai sensi dell'art. 2441, comma 5, del codice civile, al servizio dell'esercizio delle n. 219.812 opzioni già assegnate dall'incorporata Lottomatica S.p.A. ed ancora esercitabili nell'ambito del piano di stock options riservato ad amministratori dell'incorporata Lottomatica S.p.A.

Il diritto di esercitare le opzioni per i piani 2005-2010 è subordinato alle seguenti condizioni di maturazione: la permanenza alle dipendenze del Gruppo alla data di inizio dell'esercitabilità delle opzioni ed il conseguimento da parte del gruppo di un determinato livello di EBITA consolidato complessivo nel periodo 2005-2007
La durata massima delle opzioni è di 3 anni e non è previsto il regolamento per cassa.

Ai fini della valutazione dei piani di stock options è stato adottato *black and scholes* .
Le ipotesi relative alla determinazione del fair value dei piani di stock options sono riassunte nel seguente prospetto:

**PIANI DI STOCK OPTIONS IN ESSERE AL 31 marzo 2006**

| | Opzioni in circolazione all'inizio del periodo | | Opzioni assegnate nel corso del periodo | | Opzioni annullate nel corso del periodo | | Opzioni esercitate nel corso del periodo | | Opzioni in circolazioni a fine periodo |
|---|---|---|---|---|---|---|---|---|---|
| | Numero opzioni | Prezzo medio ponderato di esercizio | Numero opzioni | Prezzo medio ponderato di esercizio | Numero opzioni | Prezzo medio ponderato di esercizio | Numero opzioni | Prezzo medio ponderato di esercizio | Numero opzioni |
| Piano 2003-2005 Presidente | 240.667 | 14,63 | | | | | 240.667 | 14,63 | - |
| Piano 2003-2005 Direttore Generale | 2.026.000 | 14,63 | | | | | 1.750.000 | 14,63 | 276.000 |
| Piano 2003-2005 Condirettore Generale | 1.012.000 | 14,63 | | | | | 337.333 | 14,63 | 674.667 |
| Piano 2003-2005 Dirigenti | 613.750 | 14,63 | | | | | 198.071 | 14,63 | 415.679 |
| Piano 2004-2005 Dirigenti | 223.175 | 18,338 | | | | | 35.625 | 18,338 | 187.550 |
| Piano 2005-2010 Presidente | 124.476 | | | | | | | | 124.476 |
| Piano 2005-2010 Direttore Generale | 95.336 | | | | | | | | 95.336 |
| Piano 2005-2010 Dirigenti | 277.420 | | | | | | | | 277.420 |

## 9. INFORMATIVA PER SETTORE DI ATTIVITÀ

| Segment Reporting (migliaia di euro) | GIOCHI | | SERVIZI | | NON ATTRIBUITO | | CONSOLIDATO | |
|---|---|---|---|---|---|---|---|---|
| | 31.03.2006 | 31.03.2005 | 31.03.2006 | 31.03.2005 | 31.03.2006 | 31.03.2005 | 31.03.2006 | 31.03.2005 |
| Ricavi vs clienti terzi | 170.274 | 170.625 | 19.404 | 15.143 | 628 | 3.367 | 190.306 | 189.135 |
| Ricavi Intercompany | - | | - | | - | | - | |
| Totale Ricavi | 170.274 | 170.625 | 19.404 | 15.143 | 628 | 3.367 | 190.306 | 189.135 |
| Altri costi relativi al risultato di segmento | 47.832 | 45.663 | 7.373 | 7.039 | 20.653 | 19.716 | 75.858 | 72.418 |
| Altri accantonamenti | 60 | 15 | 0 | | 2.500 | | 2.560 | 15 |
| **EBITDA** | **122.382** | **124.947** | **12.031** | **8.104** | **-22.525** | **-16.349** | **111.888** | **116.702** |
| | 72,19% | | 10,84% | | 16,98% | | | |
| Ammortamenti | 8.632 | 0 | 1.296 | | 2.030 | | 11.958 | 10.251 |
| Svalutazioni immobilizzazioni | 6.040 | | - | | - | | 6.040 | |
| Svalutazioni da impairment | - | | - | | - | | 0 | |
| Svalutazione crediti | - | - | 81 | 156 | - | | 81 | 156 |
| **Risultato Operativo** | **107.710** | **124.947** | **10.654** | **7.948** | **-24.555** | **-16.349** | **93.808** | **106.295** |
| Proventi e (oneri) finanziari | | | | | | | -17.800 | -2.887 |
| Rettifiche valore attività Finanziarie | | | | | | | 0 | |
| Imposte | | | | | | | -34.582 | -41.749 |
| **Utile (perdita) del periodo** | | | | | | | **41.426** | **61.659** |
| Utile/Perdite da soc. contabilizzate con il metodo del PN | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Costi per investimenti operativi | 10.891 | 900 | 1.557 | 1.278 | 2.073 | 519 | 14.521 | 2.697 |
| Valore delle partecipazioni valutate al PN | | | | | | | | |
| Totale attività del segmento | 800.726 | 610.104 | 324.726 | 255.881 | 499.965 | 285.812 | 1.625.417 | 1.151.797 |
| Totale passività del segmento | 102.824 | 77.861 | 213.639 | 161.124 | 717.186 | 530.138 | 1.033.649 | 769.123 |
| Capitale investito in imm. Materiali e Immateriali | 556.569 | 372.513 | 240.300 | 169.101 | 30.310 | 26.641 | 827.179 | 568.254 |

L'individuazione dei settori nel gruppo Lottomatica è stata effettuata in considerazione della natura delle attività svolte. In particolare i settori individuati sono: giochi e servizi, i quali sono svolti esclusivamente in Italia. Non si riporta conseguentemente l'informativa relativa al settore secondario, ovvero al settore geografico.
Si rammenta che nel settore giochi sono incluse le attività legate al Lotto, alle lotterie istantanee e differite e i giochi da intrattenimento. Il settore servizi invece include i servizi al cittadino, le ricariche telefoniche e i servizi a pagamento "bollette utenze".
Per le attività/passività e costi non specificatamente attribuibili ai singoli settori, sono stati individuati specifici parametri di ripartizione. Le attività/passività e costi non attribuibili attraverso parametri specifici sono indicate separatamente nello schema nella colonna "non attribuito".

## 10. PROCEDIMENTI GIUDIZIARI E ARBITRALI RILEVANTI AL 31 MARZO 2006

### 1. ARBITRATO LOTTOMATICA / AAMS

LOTTOMATICA, avvalendosi della clausola arbitrale prevista dall'art. 30 della CONCESSIONE DEL LOTTO, proponeva domanda di arbitrato comunicando ad AAMS la volontà di deferire ad un giudizio arbitrale la definizione della controversia insorta inter partes in ordine alla interpretazione ed esecuzione della concessione di cui al D.M. 17 marzo 1993. In particolare, LOTTOMATICA chiedeva al Collegio Arbitrale di voler accertare e dichiarare che la data iniziale di decorrenza della concessione del gioco del LOTTO fosse l'8 giugno 1998 (data in cui la Rappresentanza Permanente d'Italia presso l'Unione Europea di Bruxelles aveva dato comunicazione dell'avvenuta archiviazione della procedura di infrazione 91/0619 "Gioco del lotto automatizzato" avviata dalla Commissione Europea dinanzi alla Corte di Giustizia contro

la Repubblica Italiana) e che, di conseguenza, la scadenza finale della CONCESSIONE DEL LOTTO fosse l'8 giugno 2016.
A tale conclusione LOTTOMATICA giungeva in virtù del fatto che lo stesso D.M. 8 novembre 1993 prevedeva che l'esecutività della convenzione era subordinata alla condizione che la Corte di Giustizia ritenesse le clausole concessorie non in contrasto con le prescrizione del Trattato. Pertanto, in conseguenza del principio dell'irretroattività dell'atto amministrativo, la concessione sarebbe divenuta efficace solo l'8 giugno 1998.
Il Collegio costituitosi in data 7 marzo 2005, in accoglimento delle istanze di LOTTOMATICA, con lodo reso in data 1° agosto 2005, dichiarava quale data iniziale di decorrenza giuridica della concessione del gioco del LOTTO l'8 giugno 1998 e, di conseguenza, quale data di scadenza finale l'8 giugno 2016.
Il Collegio ha ritenuto che la CONCESSIONE DEL LOTTO si sia perfezionata attraverso un iter complesso a formazione progressiva che ha portato alla chiusura della vicenda comunitaria con il parere positivo della Commissione solo anni dopo il primo Decreto Ministeriale e che la tesi di AAMS secondo cui, al contrario, la previsione concessoria sarebbe stata una condizione risolutiva, dovesse essere disattesa.
Il lodo arbitrale è stato impugnato dall'AAMS, innanzi alla Corte d'appello di Roma, ai sensi dell'articolo 828 c.p.c., con atto notificato presso il domicilio eletto da LOTTOMATICA in data 15 dicembre 2005 e presso LOTTOMATICA in data 30 dicembre 2005. La prima udienza si terrà il 20 aprile 2006. Non è al momento possibile prevedere la durata del procedimento di appello.

2. ARBITRATO DATASIEL – SISTEMI TECNOLOGIE DI INFORMATICA S.P.A.

In data 22 aprile 2003, la Società Datasiel-Sistemi Tecnologie di Informatica S.p.A. promuoveva un procedimento arbitrale nei confronti di LOTTOMATICA al fine di fare accertare che la data di scadenza del contratto concluso tra la stessa e LOTTOMATICA, avente ad oggetto il servizio di conduzione del Centro di Elaborazione di Zona (CEZ) di Genova, fosse stabilita almeno nel 17 aprile 2012.
In data 10 ottobre 2003 LOTTOMATICA costituendosi contestava tale impostazione e chiedeva che venisse accertata l'intervenuta scadenza del contratto, proponendo, altresì, domanda riconvenzionale per violazione della garanzia contrattuale di competitività dei corrispettivi praticati da Datasiel, chiedendo la condanna alla restituzione in suo favore delle maggiori somme percepite da Datasiel per i servizi prestati.

Con lodo reso in data 26 luglio 2005 il Collegio Arbitrale ha:

1) accertato la validità ed efficacia del contratto stipulato inter partes, nonché l'inadempimento di LOTTOMATICA alle obbligazioni contrattualmente assunte, dichiarando LOTTOMATICA stessa tenuta ad adempiere al contratto ed a corrispondere a Datasiel la somma complessiva di Euro 2.500.000, a titolo di risarcimento del danno per inadempimento contrattuale; e
2) accertato la violazione da parte di Datasiel dell'obbligo di garanzia correlato alla clausola di competitività del citato contratto e condannato Datasiel stessa a corrispondere a LOTTOMATICA la somma complessiva di Euro 2.100.000.

Le spese arbitrali sono state interamente compensate.
Il lodo reso espone LOTTOMATICA al rischio di dover corrispondere a Datasiel ulteriori danni, essendo non più attuale né possibile l'adempimento del contratto. LOTTOMATICA con l'ausilio del proprio legale, in data 28 dicembre 2005 ha provveduto a depositare l'atto di impugnazione del suddetto lodo presso la Corte di Appello di Roma, chiedendo che venga accertata la nullità del lodo emesso ai sensi dell'art. 825 c.p.c., per errores in procedendo. La prima udienza si è svolta il 21 marzo 2006 ed il giudizio è stato rinviato all'udienza fissata in data 7 luglio 2009 per la precisazione delle conclusioni.

3. CONTENZIOSO TICKET ONE S.P.A.

Il 12 agosto 2003 la società Ticket One S.p.A., operante nel settore dei servizi ed in particolare in quello della biglietteria, promuoveva, innanzi al TAR Lazio, un giudizio volto ad ottenere, tra l'altro, l'accertamento dell'obbligo di LOTTOMATICA di mettere a disposizione la propria rete a favore di soggetti terzi, alle medesime condizioni praticate nei confronti della controllata LOTTOMATICA ITALIA SERVIZI.
Precedentemente alla notifica del citato ricorso, con nota del 12 marzo 2003 la società Ticket One aveva formalizzato in via stragiudiziale la propria richiesta di avere a disposizione la rete telematica di LOTTOMATICA. LOTTOMATICA riscontrava la menzionata nota della Ticket One respingendo le richieste da questa avanzate.
In data 3 dicembre 2003 Ticket One notificava un atto di citazione anche in sede civile davanti al Tribunale Civile di Roma, ripetendo sostanzialmente le medesime pretese formulate in sede amministrativa. La Ticket One richiedeva inoltre, per pretesa concorrenza sleale, un risarcimento di Euro 10 milioni per illegittimo uso della rete da parte di LOTTOMATICA e di LIS, oltre all'inibitoria al compimento di qualsiasi ulteriore atto di concorrenza sleale, e in subordine, la messa a disposizione della rete.

LOTTOMATICA e LOTTOMATICA ITALIA SERVIZI procedevano alla rituale costituzione in entrambi i giudizi e, in considerazione della proposizione da parte di Ticket One delle medesime domande dinanzi a due giudici diversi, proponevano ricorso per regolamento preventivo di giurisdizione innanzi alle Sezioni Unite della Corte di Cassazione chiedendo la sospensione dei giudizi stessi.

Il TAR del Lazio all'udienza del 24 giugno 2004, in accoglimento della domanda presentata da LOTTOMATICA e LIS, sospendeva il giudizio e disponeva l'invio degli atti in Cassazione.

Per quanto riguarda il procedimento innanzi al Tribunale di Roma, il Giudice Civile, dopo essersi riservato sulla istanza di LOTTOMATICA di sospensione del giudizio, in attesa dell'esito del Regolamento Preventivo di Giurisdizione o comunque, in subordine, di definizione del giudizio amministrativo, con ordinanza del 28 luglio 2004 respingeva l'istanza avanzata da LOTTOMATICA e LIS e rinviava alla successiva udienza del 9 dicembre 2004 per la prosecuzione del giudizio. All'udienza del 9 dicembre 2004, il Giudice concedeva alle Parti termine di 30 giorni per il deposito di memorie contenenti precisazioni o modificazioni delle domande, delle eccezioni già proposte e termine di ulteriori 30 giorni per le repliche ai sensi dell'art. 183, 5° comma c.p.c., rinviando all'udienza del 7 dicembre 2005. All'udienza del 7 dicembre 2005, il Giudice si riservava sull'ammissione delle prove. A scioglimento della propria riserva, il Giudice ammetteva le prove testimoniali e rinviava all'udienza del 21 giugno 2006 per l'escussione dei testi indicati dalle parti.

Medio tempore, lo scorso 29 settembre 2005, si è svolta innanzi alla Corte di Cassazione l'udienza relativa al regolamento preventivo di giurisdizione. Con ordinanza del 9 febbraio 2006 la Corte di Cassazione ha dichiarato inammissibile il ricorso proposto da LOTTOMATICA e LIS. Ad oggi, il TAR Lazio non ha ancora fissato l'udienza di prosecuzione del giudizio.

A giudizio dei legali che assistono LOTTOMATICA e LIS, le pretese avanzate da Ticket One appaiono infondate.

4. ANTITRUST (LOTTOMATICA – SISAL)

In data 16 luglio 2003, l'Autorità Garante per la Concorrenza ed il Mercato ("AGCM") avviava un procedimento volto ad accertare una presunta intesa tra LOTTOMATICA ed il concorrente SISAL S.p.A. nel settore dei giochi, ed in data 18 luglio 2003 l'Autorità stessa effettuava un'ispezione negli uffici di LOTTOMATICA. LOTTOMATICA presentava una istanza di secretazione sui documenti acquisiti che veniva parzialmente accolta. In data 10 giugno

2004 l'Autorità effettuava una nuova ispezione negli uffici di LOTTOMATICA, durante la quale acquisiva ulteriore documentazione, sulla quale LOTTOMATICA presentava una seconda istanza di secretazione. In data 14 giugno 2004 l'Autorità formulava a LOTTOMATICA una richiesta di informazioni avente ad oggetto il valore del mercato dei giochi, nonché dei fatturati e degli investimenti realizzati da LOTTOMATICA nel periodo 2000 – 2003. Nel corso del procedimento sono stati sentiti in aggiunta alle parti SISAL e LOTTOMATICA anche la FIT, l'operatore estero GTECH, l'allora Amministratore Delegato della Società Formula Giochi e l'Associazione di Totoricevitori UTIS e, da ultimo, l'AAMS.
Con comunicazione del 3 agosto 2004, l'Autorità, all'esito della documentazione acquisita e delle audizioni svolte, trasmetteva le proprie risultanze istruttorie. LOTTOMATICA presentava la propria memoria finale ed il 13 ottobre 2004 si svolgeva l'audizione conclusiva.
All'adunanza del 25 novembre 2004 l'Autorità Garante della Concorrenza e del Mercato deliberava la chiusura dell'istruttoria, infliggendo a LOTTOMATICA e SISAL una multa, proporzionale, secondo la normativa vigente, ai singoli fatturati, rispettivamente di Euro 8 milioni e di Euro 2,8 milioni. L'Autorità, inoltre, ingiungeva a LOTTOMATICA e SISAL di porre termine ai comportamenti distorsivi della concorrenza, dando comunicazione delle misure adottate entro 90 giorni.
LOTTOMATICA ha contestato la fondatezza delle accuse mosse dalla Autorità, e per tale ragione, con l'ausilio dei propri legali, ha presentato il ricorso al TAR avverso la citata decisione, chiedendo, tra l'altro, la sospensiva del provvedimento medesimo.
All'udienza del 2 marzo 2005 il TAR respingeva la richiesta di sospensione del pagamento della sanzione pecuniaria ed accoglieva la domanda incidentale di sospensione, stante la genericità del contenuto della diffida formulata dall'Autorità.
L'udienza di discussione del merito veniva fissata per il 4 maggio 2005.
In data 24 marzo 2005 la Stanley International Betting Limited notificava il proprio atto di intervento ad opponendum nei ricorsi promossi da SISAL e LOTTOMATICA, chiedendo la conferma del provvedimento dell'AGCM impugnato.
L'AGCM, in ottemperanza all'ordinanza emessa dal TAR Lazio il 2 marzo 2005, notificava a LOTTOMATICA e SISAL la delibera assunta nella propria adunanza del 31 marzo 2005.
LOTTOMATICA e SISAL, con motivi aggiunti, impugnavano la citata delibera dell'Autorità contestando nuovamente la genericità della stessa.

Con dispositivo pubblicato in data 15 giugno 2005, il TAR Lazio respingeva i ricorsi ed i motivi aggiunti presentati da LOTTOMATICA e SISAL.
In data 30 novembre 2005, con deposito della sentenza, venivano rese note le motivazioni della legittimità della sanzione inflitta dall'Autorità. LOTTOMATICA, con l'ausilio dei propri legali,ha predisposto l'atto di appello avverso la decisione assunta dal giudice di primo grado, notificando il proprio ricorso in data 29 marzo 2006.

In ogni caso, e seppure con riserva, LOTTOMATICA ha provveduto ad effettuare il pagamento della sanzione di 8 milioni di Euro ed a ottemperare all'ingiunzione, inviando a tutti i ricevitori la comunicazione richiesta dall'Autorità nella quale veniva dato atto della possibilità per i ricevitori stessi di affiliarsi ad altri operatori per giochi diversi da LOTTO, lotterie e gratta e vinci. Con nota del 25 ottobre 2005 l'Autorità comunicava a LOTTOMATICA di aver preso atto dell'avvenuta ottemperanza al provvedimento in questione.

5. VIDEOLOTTERIE

La SAPAR – Associazione Nazionale Apparecchi per Pubbliche Attrazioni Ricreative – e la FM S.r.l., con riferimento alla procedura di gara indetta dall'AAMS nell'aprile 2004 per l'individuazione dei concessionari per l'attivazione e la conduzione delle VIDEOLOTTERIE - conclusasi nel luglio 2004 con la stipula delle convenzioni di concessione con i dieci

operatori individuati (tra cui l'RTI Lottomatica) - notificavano un ricorso dinanzi al TAR del Lazio volto ad ottenere, tra l'altro, l'annullamento, previa sospensiva, del bando di gara.
LOTTOMATICA, quale mandataria del RTI Lottomatica, e gli altri concessionari sono intervenuti nel giudizio ad opponendum.
Il TAR del Lazio con ordinanza del 9 giugno 2004 ha respinto la richiesta di sospensiva presentata dalle ricorrenti e in data 31 maggio 2005 il TAR del Lazio ha respinto il ricorso con sentenza n. 4296/2005.
L'annullamento, previa sospensiva, del bando di gara in questione veniva richiesto con separato ricorso dinanzi al TAR Lazio anche da un gruppo di gestori delle Videolotterie (Aliffi e altri). Tale ricorso è stato riunito con il precedente e respinto con la medesima sentenza n. 4295/2005.
In data 3 novembre 2005 la SAPAR e la FM notificavano l'atto di appello dinanzi al Consiglio di Stato, riproponendo i motivi che non hanno trovato accoglimento dinanzi al TAR.

E' stato, altresì, proposto appello da Aliffi e altri. I detti appelli venivano riuniti dal Consiglio di Stato e la prima udienza si è tenuta lo scorso 14 marzo. In pari data il Consiglio di Stato, preso atto della FUSIONE di LOTTOMATICA in NEWGAMES S.p.A. ha dichiarato l'interruzione dei processi. In ogni caso LOTTOMATICA ritiene che entrambi gli appelli non siano fondati.

6. LOTTERIE NAZIONALI AD ESTRAZIONE DIFFERITA ED ISTANTANEA

LOTTOMATICA partecipava, in qualità di mandataria di un costituendo RTI, alla gara indetta dall'AAMS per l'affidamento del servizio di gestione delle lotterie nazionali ad estrazione differita ed istantanea.
Con nota del 30 luglio 2001, indirizzata a LOTTOMATICA, l'AAMS comunica l'avvenuta aggiudicazione della gara al costituendo RTI LOTTOMATICA (composto, oltre che da LOTTOMATICA, dalle società SCIENTIFIC GAMES, Arianna 2001 S.p.A., Poligrafico Calcografica & Cartevalori S.p.A., EIS, Tecnost Sistemi S.p.A. e Servizi Base 2001 S.p.A).

Gli atti di gara sono stati oggetto di diverse impugnative che possono essere così riassunte:

a) ricorso SISAL: a seguito della rinuncia al giudizio presentata da SISAL all'udienza del 10 aprile 2002, il ricorso può considerarsi definitivamente concluso;
b) ricorso del costituendo consorzio CONSIRIUM (composto da Autogrill, GTECH, Oberthur Gaming Technologies ed altri): la richiesta di sospensiva veniva rinunciata all'udienza del 17 giugno 2003. Il ricorso veniva poi rigettato dal TAR Lazio. In data 18 novembre 2003 si teneva l'udienza di discussione del merito dinanzi al Consiglio di Stato. Nel corso dell'udienza, il Consiglio di Stato, preso atto della dichiarazione presentata dal legale di LOTTOMATICA circa l'intervenuta fusione per incorporazione dell'allora LOTTOMATICA in TYCHE S.p.A. ed il conseguente mutamento della denominazione sociale dell'incorporante in LOTTOMATICA, dichiarava la interruzione del giudizio ai sensi dell'art. 300 c.p.c.. Le sole società GTECH e OBERTHUR GAMING TECHNOLOGIES s.a.s., provvedevano a notificare l'atto di riassunzione. All'udienza del 28 ottobre 2004 le società ricorrenti chiedevano la cancellazione della causa dal ruolo;
c) ricorso Consorzio ESULTALIA (composto da SNAI, VENTURINI e C. S.p.A., POSTE ITALIANE ed ETI): Poste Italiane ed ETI intervenivano ad adiuvandum nel ricorso promosso da Snai e Venturini avente ad oggetto l'impugnativa dell'atto di aggiudicazione del 30 luglio 2001. All'udienza del 14 maggio 2003 Poste Italiane ed ETI chiedevano la cancellazione dal ruolo della causa. SNAI e VENTURINI, in data 21 luglio 2003, notificavano a tutti i soggetti coinvolti la rinuncia al ricorso, rendendo inoppugnabile l'aggiudicazione a seguito della quale è intervenuta la stipula della Convenzione di Concessione da parte del RTI LOTTOMATICA. Si segnala che nel

dicembre 2002, SNAI, Venturini, Poste Italiane ed ETI chiedevano all'Amministrazione di procedere all'aggiudicazione in loro favore. L'Amministrazione, con nota del 21 gennaio 2003, rispondeva che, in attesa della definizione della controversia, non avrebbe potuto procedere all'aggiudicazione. Questa nota è stata oggetto di impugnativa da parte di Snai e Venturini sotto forma di motivi aggiunti al precedente ricorso e da Poste Italiane ed ETI con un ricorso autonomo. Il 17 luglio 2003 Poste Italiane ed ETI proponevano istanza di prelievo per sollecitare la definizione del loro ricorso che aveva ad oggetto l'atto del 21 gennaio 2003 con cui l'Amministrazione rifiutava di procedere all'aggiudicazione in favore del Consorzio Esultalia. Il 25 luglio 2003 Poste Italiane ed ETI, inoltre, invitavano i Monopoli a non procedere all'aggiudicazione finché non fosse intervenuta la decisione del giudice amministrativo.

A giudizio dei legali che assistono LOTTOMATICA, l'istanza di prelievo di Poste Italiane ed ETI non può spiegare alcun effetto rispetto all'intervenuta ed inoppugnabile aggiudicazione a favore del RTI LOTTOMATICA, anche a seguito della rinuncia al ricorso principale di Snai e Venturini. Ed infatti, il ricorso di Poste Italiane ed ETI è diretto contro la nota dell'Amministrazione del 21 gennaio 2003 di non procedere all'aggiudicazione e non contro l'aggiudicazione. Sempre secondo i legali che assistono LOTTOMATICA, l'invito formulato da Poste Italiane ed ETI va, quindi, nella direzione diametralmente opposta a quella fatta valere nel ricorso – cioè di non differire ulteriormente l'aggiudicazione – conseguentemente il ricorso autonomo di Poste Italiane ed ETI non può che risolversi con una pronuncia estintiva nel merito.
Peraltro, come confermato dai legali che assistono LOTTOMATICA, risultano anche scaduti i termini per proporre impugnazione da parte di Poste Italiane ed ETI avverso l'atto di conferma di aggiudicazione dell'AAMS in favore del RTI LOTTOMATICA, con la conseguenza che è venuto meno ogni loro interesse a proseguire tale giudizio.

7. INTERRUZIONE DEL SERVIZIO DI RETE (AAMS/BNL MULTISERVIZI)

In data 18 giugno 2005 si è verificata l'interruzione a fasi alterne del servizio di raccolta del LOTTO, per la quasi totalità dei terminali attestati sulla rete di trasmissione dati gestita da BNL-ALBACOM. Dopo una riconfigurazione della rete, completata nella notte tra il 18 ed il 19 giugno 2005, il disservizio è stato eliminato e le linee di trasmissione dati hanno ripreso le loro normali e consuete funzionalità. L'AAMS ha quantificato il danno erariale subito in circa 7,5 milioni di Euro ed ha successivamente presentato relativa richiesta risarcitoria in data 7 luglio 2005.
Il successivo 12 agosto LOTTOMATICA ha provveduto a versare all'AAMS l'importo da questa rivendicato, pur contestando la fondatezza della richiesta, e riservandosi di far valere le proprie ragioni in tutte le sedi ritenute opportune.

LOTTOMATICA, inoltre, ha contestato il disservizio di rete del 18 giugno al fornitore BNL Multiservizi, riservandosi di applicare le penali contrattualmente previste, di richiedere il risarcimento degli ulteriori danni subiti e di procedere con la risoluzione del contratto. BNL Multiservizi ha respinto gli addebiti di LOTTOMATICA, dichiarandosi non responsabile del disservizio. LOTTOMATICA in data 14 settembre 2005, a seguito dell'avvenuto pagamento della somma di Euro 7,5 milioni in favore di AAMS, ha richiesto quindi a BNL Multiservizi l'immediato riversamento della somma ed ha comunicato l'intenzione di avviare una procedura arbitrale per accertare l'intervenuta risoluzione del contratto per colpa di quest'ultima.

A seguito dell'ulteriore diniego di BNL Multiservizi, in data 2 novembre 2005 LOTTOMATICA ha notificato a BNL Multiservizi stessa l'atto di nomina del proprio arbitro nella persona del Prof. Berardino Libonati, chiedendo l'accertamento della risoluzione del contratto per fatto e colpa

di BNL Multiservizi, la condanna di BNL Multiservizi al pagamento in favore di LOTTOMATICA della somma di Euro 7.558.648,00, nonché degli ulteriori danni subiti da LOTTOMATICA stessa.

In data 23 novembre 2005, BNL Multiservizi notificava l'atto di nomina del proprio arbitro nella persona del Prof. Avv. Salvatore Pescatore. Contestualmente, richiedeva il rigetto delle domande formulate da LOTTOMATICA e l'accertamento dell'impatto della terza estrazione settimanale del gioco del LOTTO e degli ulteriori servizi veicolati sulla propria rete, riservandosi di quantificare le eventuali somme dovute da LOTTOMATICA a tale titolo.

Ad oggi, i due arbitri non hanno ancora provveduto alla nomina del terzo arbitro svolgente funzione di Presidente, e quindi il collegio non si è ancora costituito.

8. CITAZIONE SOCI FORMULA GIOCHI

Le società KARISSA HOLDING S.A., CORED INTERNATIONAL S.A, nonché il sig. Massimo MACI, soci della Formula Giochi S.p.A. in liquidazione (società operante nel mercato della raccolta dei giochi e delle scommesse), in data 26 ottobre 2005 notificavano a LOTTOMATICA e SISAL, in proprio ed in surroga di Formula Giochi, un atto di citazione per il 30 gennaio 2006 dinanzi alla Corte di Appello di Roma, con la quale richiedevano che venisse accertata la responsabilità di LOTTOMATICA e SISAL stesse per le condotte anticoncorrenziali sanzionate con la decisione dell'AGCM del 23 novembre 2004, dalle quali, assumono i ricorrenti, sarebbe derivata (i) l'impossibilità di vendere la loro quota per Euro 3.007.000, e (ii) la impossibilità per Formula Giochi di accedere al mercato dei giochi e delle scommesse, determinando un depauperamento del valore aziendale di Formula Giochi per Euro 34.200.000. I ricorrenti richiedevano, in proprio ed in surroga di Formula Giochi, la condanna di LOTTOMATICA e SISAL in solido al risarcimento del danno per la complessiva somma di Euro 37.207.000.
A prescindere da una serie di questioni pregiudiziali riguardanti - fra l'altro - la legittimazione dei ricorrenti, dagli atti del procedimento istruito dall'AGCM non risulta che LOTTOMATICA abbia tenuto condotte pregiudizievoli ai danni di Formula Giochi. Al contrario, la documentazione del fascicolo istruttorio, ripresa testualmente nel provvedimento dell'AGCM di chiusura del procedimento, e in particolare, le dichiarazioni rese nel corso dell'audizione del 10 novembre 2003 dalla persona fisica che ha rivestito la carica di amministratore delegato di Formula Giochi, dimostrano che "la disgregazione del neonato terzo polo" va ricondotta a cause non dipendenti da LOTTOMATICA. LOTTOMATICA si è ritualmente costituita in data 10 gennaio 2006. All'udienza del 30 gennaio 2006 si costituiva in giudizio la società Formula Giochi S.p.A. in persona del liquidatore. All'udienza del 6 febbraio 2006 la Corte d'Appello concedeva alle parti 30 giorni per note. Con ordinanza del 15 marzo 2006, la Corte di Appello concedeva alle parti 30 giorni per il deposito di memorie, nonché per la precisazione e modificazione delle domande, delle eccezioni e delle conclusioni già formulate oltre ulteriori 30 giorni per le repliche. Con memoria del 31 marzo 2006, Karissa ed altri, nel rassegnare le proprie istanze in conseguenza dell'avvenuta costituzione in giudizio di Formula Giochi S.p.A., davano atto della sottoscrizione di un accordo transattivo tra la stessa Formula Giochi e la Sisal S.p.A. a definizione della lite pendente tra le parti stesse. Tale accordo prevede il riconoscimento in favore di Formula Giochi di una somma pari ad E. 500.000,00.
Nella memoria regolarmente depositata Lottomatica, veniva fatto rilevare come sia venuta meno la legittimazione attiva di Karissa, a seguito della costituzione di Formula Giochi, nonché l'inammissibilità dell'intervento di Formula Giochi stessa, oltre a tutte le eccezioni pregiudiziali, preliminari e di merito già formulate.

Nel merito veniva evidenziato come la transazione a E. 500.000,00 fra Sisal e Formula Giochi a fronte di una pretesa di quest'ultima di E. 34.000.000,00 dia il polso delle pretese di Formula Giochi, tanto più che essa attribuiva il fallimento del terzo polo a Sisal con cui aveva un socio in comune, un amministratore in comune e che avrebbe avanzato una proposta definita "civetta" nei confronti di Formula Giochi stessa. Circostanze quali quelle indicate, invece, non sussistono per Lottomatica che non ha nemmeno avuto rapporti con Sisal, riguardanti Formula Giochi (e ciò risulta da provvedimento dell'AGCM) né con la menzionata Formula Giochi.
La trattazione della causa è stata rinviata alla nuova udienza fissata per il 3 luglio 2006.

9. RICORSO GARA DI RETE

Il RTI ALBACOM - FASTWEB in data 27 ottobre 2005 ha notificato a LOTTOMATICA ricorso dinanzi al TAR del Lazio per l'annullamento, previa sospensione, di tutti gli atti di gara per l'affidamento del servizio di trasmissione dati su rete privata virtuale per il gioco del LOTTO indetta dalla stessa LOTTOMATICA, richiedendo, inoltre, la condanna al risarcimento del danno. LOTTOMATICA, con il proprio atto di costituzione in giudizio, richiedeva il rigetto delle domande avanzate dal ricorrente.
All'udienza del 23 novembre 2005 l'RTI ALBACOM - FASTWEB rinunciava alla propria richiesta di sospensione. Ad oggi, non è stata ancora fissata la data d'udienza di discussione del merito.

## 11. GESTIONE INCASSI E PAGAMENTI (DPR 560 DEL 16.09.1996)

Si riporta di seguito la gestione incassi e pagamenti effettuata dalla Capogruppo sulla base dei poteri trasferiti dal D.P.R. 560 suindicato.

La suddetta gestione, pari a €/000 220.455 è così composta:

CREDITI

Si attestano a €/000 6.800 per il credito della gestione verso i raccoglitori a fronte delle somme che gli stessi devono versare, al netto delle vincite e degli aggi di loro competenza.

DISPONIBILITA' LIQUIDE

Pari a complessivi €/000 213.655 accoglie i saldi contabili al 31 Marzo 2006 della gestione sui relativi conti bancari e postali:

- €/000 183.762 sul c/c appositamente acceso presso la Banca Intesa S.p.A.;
- €/000 29.893 sull' apposito c/c postale.

***DEBITI***

Ammontano a €/000 220.455 e sono costituiti da:

- €/000 185.642 per l'utile erariale da riversare al 31 Marzo 2006 all'Amministrazione finanziaria;

- €/000 16.374 per l'importo dovuto al fondo di previdenza del Ministero delle Finanze;

- €/000 408 per le somme da riversare all'Amministrazione Finanziaria, pari agli interessi attivi maturati sul c/c bancario dedicato alla gestione incassi e pagamenti, al netto degli oneri fiscali e delle relative spese;

- €/000 8.710 per l'aggio relativo alle ultime due estrazioni effettuate nel periodo in esame da versare al concessionario;

- €/000 9.321 per le vincite non ancora pagate al 31 Marzo 2006;

## ELENCO DELLE IMPRESE INCLUSE NELL'AREA DI CONSOLIDAMENTO AL 31.03.2006

Elenco delle Partecipazioni rilevanti al 31.03.2006

ex art. 120 del D.Lgs 24.02.1998 n.58

(pubblicazione ai sensi dell'art. 126 della delibera CONSOB 11971 DEL 14 maggio 1999)

| Società | Attività | Sede | Patrimonio netto (Valori in €/000) Patrimonio Capitale | Riserve | Risultato | % di possesso | Partecipante | Metodo di Consolidamento |
|---|---|---|---|---|---|---|---|---|
| Lottomatica S.p.A. | Concessionaria dello Stato per la gestione del Gioco del Lotto e altri giochi pubblici | Roma | 91.571 | 484.379 | 37.216 | | | |
| Lottomatica Sistemi S.p.A. | Gestione del Centro Elaborazione Multizonale di Napoli, nonché assistenza tecnica e commerciale per il Gruppo | Roma | 5.165 | 7.339 | 1.087 | 100% | Lottomatica S.p.A. | Integrale |
| PCC OS S.p.A. | Produzione e fornitura di supporti cartacei specialistici | TITO (PZ) | 21.000 | 941 | -272 | 100% | Lottomatica Sistemi S.p.A. | Integrale |
| Lottomatica Italia Servizi S.p.A | Fornisce servizi per il cittadino, per le imprese e i servizi di biglietteria | Roma | 2.582 | 28.430 | 4.502 | 92,5% | Lottomatica S.p.A. | Integrale |
| CartaLiS S.p.A. | Emissione moneta elettronica | Roma | 10.000 | -555 | -220 | 85,0% | Lottomatica Italia Servizi S.p.A | Integrale |
| Totobit Informtica S.p.A. | Servizi Telematici per il cittadino | Milano | 3.043 | 6.899 | 1.423 | 100% | Lottomatica Italia Servizi S.p.A. | Integrale |
| TTS Srl | Sviluppo e produzione prodotti software per l'elaborazione e lo sviluppo dei sistemi di gioco in ricevitoria | Marano di Napoli (NA) | 100 | 215 | 31 | 100% | Totobit S.p.A. | Integrale |
| LIS Finanziaria S.p.A. | Gestione servizi finanziari del Gruppo Lottomatica | Milano | 1.000 | 1.034 | 153 | 100% | Totobit S.p.A. | Integrale |
| Sed Multitel S.p.A. (*) | Supporto tecnologico servizi telematici per il cittadino | Milano | 800 | 1.186 | 257 | 75,5% | Totobit S.p.A. / Lottomatica S.p.A. | Integrale |
| Consorzio Giochi Sportivi (**) | Gestione e attività concorsi pronostici | Roma | 100 | -1 | 0 | 89,63% | Lottomatica S.p.A. /Totobit S.p.A. | Integrale |
| Consorzio Lotterie Nazionali | Gestione delle Lotterie Istantanee e di quelle differite | Roma | 11.820 | -2.994 | 6.765 | 63% | Lottomatica S.p.A. | Integrale |
| Videolot Gestione S.p.A. | Gestione apparecchi videolotterie acquistati fino al 3° Trimestre 2005 ed installati in punti vendita del Centro-Sud Italia | Roma | 120 | 894 | -314 | 100% | Lottomatica S.p.A. | Integrale |
| RTI Videolot S.p.A. | Conduzione operativa della rete telematica e gestione diretta di apparecchi da divertimento ed intrattenimento | Roma | 3.226 | 847 | -104 | 100% | Lottomatica S.p.A. | Integrale |
| Cirmatica Gaming S.A. | Gestione e amministrazione di partecipazioni finanziarie ed azionarie | Barcellona | 54.156 | 77.719 | 687 | 100% | Lottomatica S.p.A. | Integrale |
| Nova prima S.r.L. | Gestione e amministrazione di partecipazioni finanziarie ed azionarie | Novara | 10 | -3 | -1 | 100% | Lottomatica S.p.A. | Integrale |
| Invest Games S.A. | Gestione e amministrazione di partecipazioni finanziarie ed azionarie | Luxembourg | 31 | 0 | -15 | 100% | Lottomatica S.p.A./ Nova Prima s.r.l. | |

(*): di cui controllo indiretto 55,5%
(**): di cui controllo indiretto 4,63%

## Analisi della Struttura Patrimoniale al 31.03.2006 delle Società incluse nell'area di consolidamento

| *Valori in migliaia di euro* | Lottomatica S.p.A. | Consorzio Giochi Sportivi | Consorzio Lotterie Nazionali | Cirmatica S.A. | Lottomatica Italia Servizi S.p.A. | Lottomatica Sistemi S.p.A. | PCC GS S.p.A. | RTI Videolot S.p.A. | Videolot Gestione S.p.A. | US Finanziaria S.p.A. | SED Multitel S.p.A. | Totobit Informatica S.p.A. | TTS srl | Certalis S.p.A. | Invest Games SA | Nova Prima srl |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Crediti verso Clienti | 12.552 | 1.088 | 11.562 | 0 | 19.645 | 0 | 1.011 | 21.502 | 3.471 | 908 | 0 | 30.115 | 99 | 0 | 0 | 0 |
| Crediti intercompany | 75.059 | 0 | 0 | 0 | 2.167 | 8.487 | 757 | 70 | 519 | 839 | 1.704 | 5.216 | 268 | 0 | 0 | 31 |
| Rimanenze | 5.780 | 0 | 3.613 | 0 | 253 | 0 | 1.225 | 0 | 0 | 0 | 0 | 3.722 | 127 | 0 | 0 | 0 |
| Crediti verso altri | 4.338 | 1 | 184.356 | 0 | 13.894 | 43 | 30 | 0 | 14 | 119 | 49 | 459 | 7 | 0 | 0 | 0 |
| Debiti verso Fornitori | -90.983 | -4.709 | -71.066 | 0 | -62.633 | -295 | -1.459 | -5.334 | -2.204 | -1.766 | -1.031 | -50.561 | -9 | -315 | 0 | 0 |
| Debiti intercompany | -53.852 | 0 | 0 | 0 | -8.123 | -725 | 0 | -9.017 | -294 | -3.383 | -161 | -3.454 | -2.727 | -412 | 0 | 0 |
| Debiti verso altri | -17.273 | 1 | -117.502 | -4 | -99.787 | -1.497 | -357 | -307 | 0 | -143 | -44 | -2.063 | -30 | -18 | 0 | -1 |
| **Capitale Circolante Netto** | **-64.379** | **-3.619** | **10.962** | **-4** | **-134.584** | **6.013** | **1.207** | **6.914** | **1.506** | **-3.426** | **517** | **-16.566** | **-2.265** | **-745** | **0** | **30** |
| Immobilizzazioni materiali | 115.293 | 0 | 2.117 | 0 | 11.249 | 22 | 10.751 | 3.141 | 2.388 | 15 | 1.414 | 7.348 | 69 | 2 | 0 | 0 |
| Immobilizzazioni immateriali | 5.441 | 0 | 1.058 | 0 | 1.138 | 0 | 122 | 603 | 0 | 117 | 280 | 970 | 28 | 0 | 0 | 0 |
| Immobilizzazioni finanziarie | 155.155 | 0 | 2 | 0 | 48.046 | 20.823 | 15 | 0 | 0 | 0 | 0 | 4.311 | 5 | 0 | 0 | 0 |
| **Capitale fisso netto** | **275.889** | **0** | **3.177** | **0** | **60.433** | **20.845** | **10.888** | **3.744** | **2.388** | **132** | **1.694** | **12.629** | **102** | **2** | **0** | **0** |
| Fondi per rischi ed oneri | 77.900 | 0 | 4.466 | 0 | 5.885 | 640 | 536 | 2.640 | 93 | 10 | 194 | 453 | 0 | 0 | 0 | 0 |
| Fondo TFR | 5.278 | 0 | 0 | 0 | 227 | 1.466 | 953 | 0 | 0 | 18 | 43 | 395 | 97 | 0 | 0 | 0 |
| Altre attività (passività) | -47.127 | -425 | -62.046 | -79 | -2.586 | -7.174 | -147 | 3.669 | -1 | 5 | 429 | -861 | -659 | -5 | 0 | 0 |
| **Capitale Investito Netto Operativo** | **175.459** | **-3.194** | **71.720** | **75** | **-77.677** | **31.926** | **10.753** | **4.349** | **3.802** | **-3.327** | **1.545** | **-3.924** | **-1.601** | **-738** | **0** | **30** |
| Avviamento | 670.577 | 0 | 0 | 0 | 15.696 | 0 | 6.853 | 0 | 0 | 0 | 0 | 1.326 | 0 | 0 | 0 | 0 |
| **CAPITALE INVESTITO NETTO** | 846.036 | -3.194 | 71.720 | 75 | -61.981 | 31.926 | 17.606 | 4.349 | 3.802 | -3.327 | 1.545 | -2.598 | -1.601 | -738 | 0 | 30 |
| Differenza di consolidamento | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Capitale sociale | 91.571 | 100 | 11.820 | 54.156 | 2.582 | 5.165 | 21.000 | 3.226 | 120 | 1.000 | 800 | 3.043 | 100 | 10.000 | 31 | 10 |
| Riserve | 317.395 | 0 | 0 | 73.351 | 697 | 3.021 | 82 | 1.500 | 500 | 1.222 | 17 | 2.997 | 1.204 | 0 | 0 | 0 |
| Utile (perdite) a nuovo | 166.984 | -1 | -2.994 | 4.368 | 27.733 | 4.318 | 858 | -653 | 394 | -187 | 1.169 | 3.902 | -989 | -555 | 0 | -3 |
| Utile (perdita) d'esercizio | 37.216 | 0 | 6.765 | 687 | 4.502 | 1.087 | -272 | -104 | -314 | 153 | 257 | 1.423 | 31 | -220 | -15 | -1 |
| **Patrimonio netto di competenza** | 613.166 | 99 | 15.591 | 132.562 | 35.514 | 13.591 | 21.668 | 3.969 | 700 | 2.188 | 2.243 | 11.365 | 346 | 9.225 | 16 | 6 |
| **Quota di terzi** | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| (Cassa/Banche) e Debiti/(Crediti) a Breve | -285.301 | -3.293 | 59.434 | -28 | -314 | -432 | -4.255 | 0 | 0 | -5.515 | 0 | -1.068 | -1.947 | -9.963 | -16 | 24 |
| Debiti/(Crediti) Finanziari a medio | 358.910 | 0 | -3.305 | 0 | 0 | 0 | 193 | 0 | 0 | 0 | 0 | 875 | 0 | 0 | 0 | 0 |
| (Crediti) Finanziari GRUPPO | -84.404 | 0 | 0 | -132.459 | -97.181 | 0 | 0 | -3 | 0 | 0 | -698 | -13.770 | 0 | 0 | 0 | 0 |
| Debiti Finanziari GRUPPO | 243.665 | 0 | 0 | 0 | 0 | 18.767 | 0 | 383 | 3.102 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **Copertura finanziaria** | 232.870 | -3.293 | 56.129 | -132.487 | -97.495 | 18.335 | -4.062 | 380 | 3.102 | -5.515 | -698 | -13.963 | -1.947 | -9.963 | -16 | 24 |
| **TOTALE FONTI** | 846.036 | -3.194 | 71.720 | 75 | -61.981 | 31.926 | 17.606 | 4.349 | 3.802 | -3.327 | 1.545 | -2.598 | -1.601 | -738 | 0 | 30 |

# Analisi dei risultati reddituali al 31.03.2006 delle Società incluse nell'area di consolidamento

| *Valori in migliaia di euro* | Lottomatica S.p.A. | Consorzio Giochi Sportivi | Consorzio Lotterie Nazionali | Cirmatica S.A. | Lottomatica Italia Servizi S.p.A. | Lottomatica Sistemi S.p.A. | PCC GS S.p.A | RTI Videolot S.p.A. | Videolot Gestione S.p.A. | US Finanziaria S.p.A. | SED Multitel S.p.A. | Totobit Informatica S.p.A. | TTS srl | Cartalis S.p.A. | Invest Games SA | Nova Prima srl |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Ricavi delle vendite e delle prestazioni | 139.887 | 0 | 30.976 | 0 | 12.922 | 4.960 | 1.744 | 1.893 | 484 | 546 | 0 | 6.460 | 62 | 0 | 0 | 0 |
| Variazione delle rimanenze | 0 | 0 | 0 | 0 | 0 | 0 | 74 | 0 | 0 | 0 | 0 | 0 | -1 | 0 | 0 | 0 |
| Incr.nti di immobilizzazioni per lav. interni | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Altri ricavi | 6.758 | 25 | 26 | 0 | 296 | 194 | 1 | 164 | 0 | 278 | 1.162 | 697 | 302 | 0 | 0 | 0 |
| **Totale ricavi** | **146.645** | **25** | **31.002** | **0** | **13.218** | **5.154** | **1.819** | **2.057** | **484** | **824** | **1.162** | **7.157** | **363** | **0** | **0** | **0** |
| Costi per beni e servizi | 45.466 | 13 | 18.229 | 55 | 4.989 | 619 | 919 | 1.525 | 179 | 519 | 492 | 3.449 | 91 | 218 | 15 | 0 |
| Variazione delle rimanenze | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **Valore aggiunto** | **101.179** | **12** | **12.773** | **-55** | **8.229** | **4.535** | **900** | **532** | **305** | **305** | **670** | **3.708** | **272** | **-218** | **-15** | **0** |
| Costo lavoro | 12.299 | 0 | 0 | 12 | 669 | 2.314 | 641 | 0 | 0 | 58 | 132 | 913 | 134 | 0 | 0 | 0 |
| Oneri di gestione | 956 | 6 | 195 | 8 | 54 | 17 | 13 | 225 | 43 | 17 | 0 | 41 | 10 | 2 | 0 | 1 |
| Altri accantonamenti | 2.536 | 0 | 19 | 0 | 0 | 0 | 5 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **Margine operativo lordo (EBITDA)** | **85.388** | **6** | **12.559** | **-75** | **7.506** | **2.204** | **241** | **307** | **262** | **230** | **538** | **2.754** | **128** | **-220** | **-15** | **-1** |
| Ammortamenti immateriali | 1.097 | 0 | 349 | 0 | 163 | 0 | 21 | 112 | 0 | 7 | 23 | 31 | 15 | 0 | 0 | 0 |
| Ammortamenti materiali | 7.596 | 0 | 107 | 0 | 516 | 2 | 592 | 201 | 547 | 1 | 98 | 473 | 7 | 0 | 0 | 0 |
| Svalutazione immobilizzazioni | 6.040 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Svalutazione dei crediti | 0 | 0 | 0 | 0 | 65 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 16 | 0 | 0 | 0 |
| **Risultato operativo (EBIT)** | **70.655** | **6** | **12.103** | **-75** | **6.762** | **2.202** | **-372** | **-6** | **-285** | **222** | **417** | **2.250** | **90** | **-220** | **-15** | **-1** |
| Proventi (oneri) finanziari | -3.466 | -6 | -946 | 1.132 | 221 | -208 | -15 | -4 | -24 | 33 | 2 | 98 | -15 | 0 | 0 | 0 |
| **Risultato prima dei componenti straordinari** | **67.189** | **0** | **11.157** | **1.057** | **6.983** | **1.994** | **-387** | **-10** | **-309** | **255** | **419** | **2.348** | **75** | **-220** | **-15** | **-1** |
| Rettifiche di valore attività finanziarie | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **Risultato ante imposte (EBT)** | **67.189** | **0** | **11.157** | **1.057** | **6.983** | **1.994** | **-387** | **-10** | **-309** | **255** | **419** | **2.348** | **75** | **-220** | **-15** | **-1** |
| Imposte sul reddito dell'esercizio | 29.973 | 0 | 4.392 | 370 | 2.480 | 907 | -114 | 94 | 5 | 102 | 162 | 925 | 44 | 0 | 0 | 0 |
| **Utile (perdita) del periodo** | **37.216** | **0** | **6.765** | **687** | **4.503** | **1.087** | **-273** | **-104** | **-314** | **153** | **257** | **1.423** | **31** | **-220** | **-15** | **-1** |
| **Utile (perdita) del periodo di terzi** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** |